Learn with Chegg

2022 ANNUAL REPORT



Dear Chegg Stockholder,

Chegg performed well in 2022 despite significant market upheaval. The impact of the pandemic continued to present significant challenges in higher education, including an enrollment loss of nearly 1.5 million students in the U.S. that continued to impact our business. Despite this, Chegg stayed focused on execution, investment for future growth, and commitment to its student-first mission of helping students learn more, faster. For the year, Chegg Services revenue grew 10% to $734 million. Chegg remained highly profitable in 2022 with $255 million in adjusted EBITDA, or 33% margin, and $150 million in free cash flow. Chegg served 8.2 million global subscribers, with more than 2 million outside of the United States, increasing the diversity of our revenue as international represented 15% of total revenue in 2022, up from 11% in 2021.

Investments for Continued Success
Surveying Chegg's efforts over the past year, we are proud of the successful implementation of several key initiatives and are excited as the momentum is expected to build in 2023. For example, we expanded our content offerings with initiatives like Uversity, which added 180,00 pieces of professor-created academic content in new subjects and formats to our platform, which we believe has allowed us to be relevant to millions of students that we historically haven't served.[1] We have also significantly improved the quality of existing services with our new structured "Ask & Learn" Q&A platform, which provides clear, step-by-step solutions for students to learn better and allowed us to serve our students faster and at a lower cost to Chegg.

Chegg continued investing in international, localizing our product offerings to better serve target markets, including developing new apps for Turkey and for Spanish speakers. We also launched local pricing in four countries and are testing and optimizing prices in additional markets. By localizing our content and tailoring it to specific countries, we can provide more personalized learning and make Chegg more accessible globally and continue inroads into new markets.

In early 2022, Chegg acquired Busuu, a leading language learning platform and a natural fit for our business given the strong demand for language learning from college students we already serve. We successfully launched a freemium version of the app for the U.S. in late 2022. Additionally, we strengthened our investment in one of the fastest growing areas within education-skills-based learning-including expanding our partnership with Guild. We launched a partnership with Nexford University that serves students in Africa and other markets to address the global skills gap by providing specialized courses for learners focusing on in-demand cybersecurity skills. Also, Chegg answered the Call to Action for Vice President Kamala Harris' Partnership for Central America initiative to certify thousands of young adult learners with our online learning platform and technical skilling certification programs in Honduras and collaborate on bringing academic support and language learning tools to those desiring to upskill and access jobs in today's digital economy.

Harnessing AI and Machine Learning
AI and machine learning are not new tools or technology to Chegg. We have been leveraging these technological advancements within our platform for years and will continue to use AI tools to enhance our offerings for students. We already use AI within our writing product offerings, including our grammar check, paraphrasing, and sentence structure features, and other third-party and proprietary AI models to increase the speed and quality of our services while reducing the cost of content development. We believe the power of new consumer-facing AI embedded into Chegg's proprietary data set can create an even more powerful learning tool for students and an even bigger moat for Chegg. The Chegg platform is specifically designed to help facilitate student learning, and the integration of AI is a major strategic investment for Chegg. That is why we were proud to announce our collaboration with OpenAI to launch CheggMate, which will be a unique offering in education, powered by GPT-4, with content created by

our human subject matter experts and high-quality educational content. We believe this will allow for greater accuracy and a trusted personalized offering based on learning pedagogy that is personalized to each learner. We believe Chegg is uniquely positioned to deliver this.

Strategic Partnerships Focusing on the Whole Student
At the heart of our mission is holistic care for students and a commitment to addressing and solving their pain points. Through our annual Global Student Survey, we identified that students need mental health support.[2] We now provide free access to Calm Premium, the leading mental health brand with the #1 app for sleep, meditation, and relaxation for subscribers. Additionally, we launched the inaugural global Student Mental Health Week with six leading mental health organizations, resulting in greater awareness of student mental health and establishing Chegg's leadership on this issue.

To help address another challenge that many students face-limited funds and time-Chegg launched a partnership with DoorDash to offer free DashPass Student memberships to subscribers giving them access to convenient, affordable on-demand delivery of things they need. We believe these offerings and our existing learning experiences will increase our Total Addressable Market (TAM) and increase conversion and retention, allowing us to improve our Average Revenue Per User (ARPU).

Environmental, Social, and Governance Advancements
Chegg is a mission-driven company. This sentiment is woven into everything we do and supports our commitment to our Environmental, Social, and Governance (ESG) strategy. We believe that our success is directly tied to creating shared value for our shareholders, our students, our employees, and society. We support positive change on the issues that impact our students, we empower a diverse, innovative workforce, we measure and report our environmental footprint with the goal of minimizing over time, and we effectively govern our business practices, contributing to the shared value we provide all our stakeholders.

Our advancements in ESG topics have awarded us the highest rating from the ESG rating agency, MSCI, and we are honored to have an AAA score. We have a bold vision for a better future and will continue integrating ESG into our business strategy.

Looking ahead to 2023, we are excited about Chegg's future. We believe we are uniquely and expertly positioned to serve today's students by providing them with a personalized learning experience to achieve their academic goals. As we have done since Chegg's inception, we will continue to adapt, evolve, and innovate to meet the needs of students-globally.

The Chegg team thanks you for your continued support and for being an integral part of our mission of helping students win at college, career, and life.

Sincerely,



Dan Rosensweig, President, Chief Executive Officer, and Co-Chairperson of the Board of Directors
Chegg, Inc.

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[1] https://investor.chegg.com/Press-Releases/press-release-details/2022/Chegg-a-Leading-Online-Learning-Company-Expands-Uversity-to-Canada-and-the-United-Kingdom/default.aspx

[2] https://www.chegg.org/global-student-survey-2022

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which include, without limitation, statements regarding current positive momentum leading to accelerating revenue growth in the second half of 2023 and into 2024, expanding into new markets to reach more students, the freemium version of Busuu leading to future revenue growth, our partnerships, such as Calm and DoorDash, increasing our TAM, conversion and retention, and improving our ARPU, how our partnerships are designed to deepen engagement, accelerate growth strengthen brand loyalty, and help learners by delivering overwhelming value, building and leveraging AI tools to expand our content capabilities, increase the number of ways students can learn through our platform, and increase our efficiency, the significant growth ahead for our business, both domestically and internationally, that we are in the best position to drive some of the most transformative trends to shape our industry, our return to double digit growth, our increased free cash flow and free cash flow margin in 2023, the seasonality and expected quarterly contribution in revenue and adjusted EBITDA for 2023, the financial guidance, as well as those statements included in the investor presentation referenced above, those included in the "Prepared Remarks" sections above, and all statements about Chegg's outlook under "Business Outlook." The words "anticipate," "believe," "estimate," "expect," "intend," "project," "endeavor," "will," "should," "future," "transition," "outlook" and similar expressions, as they relate to Chegg, are intended to identify forward-looking statements. These statements are not guarantees of future performance, and are based on management's expectations as of the date of this press release and assumptions that are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from any future results, performance or achievements. Important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements include the following: the effects of the COVID-19 pandemic on Chegg's business and the economy generally; Chegg's ability to attract new, and retain existing, students, to increase student engagement, and to increase monetization; changes in employment and wages and the uncertainty surrounding the evolving educational landscape, enrollment and student behavior; changes in search engine methodologies that modify Chegg's search result page rankings, resulting in decreased student engagement on Chegg's website; competition in aspects of Chegg's business, and Chegg's expectation that such competition will increase; Chegg's ability to maintain its services and systems without interruption, including as a result of technical issues, cybersecurity threats, or cyber-attacks; third-party payment processing risks; adoption of government regulation of education unfavorable to Chegg; the rate of adoption of Chegg's offerings; mobile app stores and mobile operating systems making Chegg's apps and mobile website available to students and to grow Chegg's user base and increase their engagement; Chegg's ability to expand internationally; colleges and governments restricting online access or access to Chegg's services; Chegg's ability to strategically take advantage of new opportunities; competitive developments, including pricing pressures and other services targeting students; Chegg's ability to build and expand its services offerings; Chegg's ability to develop new products and services on a cost-effective basis and to integrate acquired businesses and assets; the impact of seasonality and student behavior on the business; Chegg's brand and reputation; the outcome of any current litigation and investigations; the successful transition of Required Materials; Chegg's ability to effectively control operating costs; changes in Chegg's addressable market; regulatory changes, in particular concerning privacy and marketing; changes in the education market, including as a result of COVID-19; and general economic, political and industry conditions, including inflation, recession and war. All information provided in this release and in the conference, call is as of the date hereof, and Chegg undertakes no duty to update this information except as required by law. These and other important risk factors are described more fully in documents filed with the Securities and Exchange Commission, including Chegg's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission on February 21, 2023.

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Chegg, Inc.

2023 Proxy Statement

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April 21, 2023

To Our Stockholders,

You are cordially invited to attend the 2023 Annual Meeting of Stockholders (the "Annual Meeting") of Chegg, Inc., which will be held virtually via live audio webcast at ***https://web.lumiagm.com/299143484 (passcode: CHGG2023)*** on Wednesday, June 7, 2023 at 9:00 a.m. Pacific Time***.*** To attend and participate in the Annual Meeting, you will need the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form or proxy card. As always, we encourage you to vote your shares prior to the Annual Meeting.

We have elected to deliver our proxy materials to our stockholders over the Internet in accordance with SEC rules. We believe that this delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without impacting our stockholders' timely access to this important information. On April 21, 2023, we sent a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders, which contains instructions on how to access our proxy materials for our Annual Meeting, including our proxy statement and annual report to stockholders. The Notice also provides instructions on how to vote by telephone or via the Internet and includes instructions on how to receive a paper copy of the proxy materials by mail.

The matters to be acted upon are described in the accompanying notice of Annual Meeting and proxy statement.

We hope that you will be able to join us at our virtual Annual Meeting. Whether or not you plan to attend the meeting, it is important that you cast your vote either by voting at the virtual Annual Meeting or by proxy before the Annual Meeting. YOUR VOTE IS IMPORTANT.

Sincerely,

(signature)

Dan Rosensweig
President, Chief Executive Officer and Co-Chairperson

Chegg

Notice of 2023 Annual Meeting

To Our Stockholders:

NOTICE IS HEREBY GIVEN that the 2023 Annual Meeting of Stockholders ("Annual Meeting") of Chegg, Inc. ("Chegg," "Company," "we," "us" or "our") will be held on Wednesday, June 7, 2023, at 9:00 a.m. Pacific Time. Stockholders may participate in the Annual Meeting by visiting *https://web.lumiagm.com/299143484 (passcode: CHGG2023)*. There is no physical location for the Annual Meeting. To attend and participate in the Annual Meeting, you will need the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form or proxy card.

We are holding the meeting for the following purposes, which are more fully described in the accompanying proxy statement:

1 To elect the Class I directors to serve until the third Annual Meeting of Stockholders following this meeting and until their successors are elected and qualified or until their resignation or removal.

2 To approve, on a non-binding advisory basis, the compensation paid by us to our Named Executive Officers for the year ended December 31, 2022.

3 To approve the Chegg, Inc. 2023 Equity Incentive Plan.

4 To approve the Chegg, Inc. Amended and Restated 2013 Employee Stock Purchase Plan.

5 To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. Only stockholders of record at the close of business on April 10, 2023 are entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof. A list of stockholders eligible to vote at the Annual Meeting will be available for review during our regular business hours at our principal executive office at 3990 Freedom Circle, Santa Clara, California 95054 for the ten days prior to the meeting for any purpose related to the Annual Meeting.

Meeting Details

DATE
Wednesday, June 7, 2023

TIME
9:00 a.m. Pacific Time

LOCATION
web.lumiagm.com /299143484

YOUR VOTE IS VERY IMPORTANT
Each share of our common stock that you own represents one vote. For questions regarding your stock ownership, if you are a registered holder, you can contact our transfer agent, American Stock Transfer & Trust Company, through their website at *www.astfinancial.com* or by phone at (800) 937-5449.

Participation in the Virtual Annual Meeting

As described in our proxy materials for the Annual Meeting, you are entitled to participate in our Annual Meeting if you were a stockholder of record of our common stock at the close of business of April 10, 2023. To attend and participate in the Annual Meeting, you must enter the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form or proxy card.

Online access to the Annual Meeting website will open 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your device. We encourage you to access the Annual Meeting website in advance of the designated start time.

You may vote during the Annual Meeting by following the instructions available on the Annual Meeting website. If you are the beneficial owner of shares held in street name and you want to vote your shares during the Annual Meeting, you must obtain a valid proxy from your broker or nominee. You should contact your broker or nominee or refer to the instructions provided by your broker or nominee for further information.

It is important that you read the Proxy Materials previously made available to you, including the Notice of 2023 Annual Meeting of Stockholders, Proxy Statement, Proxy Card and Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (collectively, the "Proxy Materials"), and we encourage you to vote your shares of common stock in advance of the Annual Meeting by one of the methods described in the Proxy Materials.

Whether or not you plan to virtually attend the Annual Meeting, we strongly urge you to vote and submit your proxy in advance of the Annual Meeting by one of the methods described in the Proxy Materials.

YOUR VOTE IS VERY IMPORTANT. Each share of our common stock that you own represents one vote. For questions regarding your stock ownership, if you are a registered holder, you can contact our transfer agent, American Stock Transfer & Trust Company, through their website at ***www.astfinancial.com*** or by phone at (800) 937-5449.

By Order of the Board of Directors,



Woodie Dixon, Jr.
General Counsel and Corporate Secretary

Santa Clara, California
April 21, 2023

Whether or not you expect to attend the meeting, we encourage you to read the proxy statement and vote by telephone or via the Internet or request, sign and return your proxy card as soon as possible, so that your shares may be represented at the meeting. For specific instructions on how to vote your shares, please refer to the section entitled "General Information About the Meeting" beginning on page 4 of the proxy statement and the instructions on the Notice of Internet Availability of Proxy Materials that was mailed to you.

Table of Contents

Proxy Summary

Meeting Details



DATE
Wednesday, June 7, 2023



TIME
9:00 a.m. Pacific Time



LOCATION
web.lumiagm.com/29914348
4 (passcode: CHGG2023)

Ways to Vote

You may vote during the Annual Meeting by following the instructions on the Annual Meeting website.



VOTE VIA INTERNET
In order to do so, please follow the instructions shown on your Notice or Proxy Card.



VOTE VIA PHONE
In order to do so, please follow the instructions shown on your Notice or Proxy Card.



VOTE VIA MAIL
Sign, date and return proxy card in the envelope provided.

Voting Recommendations

Proposal		Recommendation	Page
1	Election of three Class I directors (**Proposal No. 1**). • Renee Budig • Dan Rosensweig • Ted Schlein	FOR	21
2	To approve, on a non-binding advisory basis, the compensation of our named executive officers (**Proposal No. 2**);	FOR	32
3	To approve the Chegg, Inc. 2023 Equity Incentive Plan (**Proposal No. 3**);	FOR	34
4	To approve the Chegg, Inc. Amended and Restated 2013 Employee Stock Purchase Plan (**Proposal No. 4**);	FOR	44
5	To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 (**Proposal No. 5**).	FOR	49

(1) See Appendix A for a reconciliation of GAAP to non-GAAP measures and other information.

2022 Business Highlights



8.2M
Chegg Services Subscribers
*Includes International



2.1M
International Chegg Services Subscribers



10%
Chegg Services Revenue Y/Y Growth



33%
Adjusted EBITDA Margin[1]



155M
Free Cash Flow[1]

2023 Director Nominees

We introduce our 2023 director nominees below.

				Committee Memberships		
Name	Age	Director Since	Independent	Audit Committee	Compensation Committee	Governance and Sustainability Committee
Renee Budig	62	2015	YES	★		
Dan Rosensweig	61	2010	NO			
Ted Schlein	59	2008	YES	■		■

■ - Member

★ - Chair

Diversity of the Board

TENURE


30%
40%
30%
0-5 years
5-10 years
10+ years

AGE


30%
40%
30%
40-49 years
50-59 years
60-69 years

GENDER


50%
50%
Female
Male

INDEPENDENCE


10%
90%
Independent
Non-Independent

RACE/ETHNICITY


10%
10%
80%
White
Hispanic/Latinx
AA/Black

Help students achieve better outcomes

The guiding principle behind every decision that we make. Period.



Board Director Experience

The matrix below highlights several of the experiences, qualifications, attributes, and skills of our directors. While these characteristics are considered by the Board of Directors and the Governance and Sustainability Committee in connection with the director nomination process, the following matrix is self-reported and does not encompass all experience, qualifications, attributes, or skills of our directors.

Name	Digital	International	Senior Executive	High-Growth at Scale	Public BoD	Risk Management	Finance & Accounting	Subscription or D2C	Cybersecurity	M&A	Education or Non-Profit	ESG
Sarah Bond	■	■	■	■	■	■		■	■	■		■
Renee Budig	■	■	■	■	■		■	■		■		
Paul LeBlanc	■	■	■			■	■	■	■	■	■	■
Marne Levine	■	■	■	■		■		■		■	■	■
Marcela Martin	■	■	■	■	■	■	■	■		■		■
Dan Rosensweig	■	■	■	■	■	■	■	■	■	■	■	■
Richard Sarnoff	■	■	■	■	■	■	■	■		■	■	
Ted Schlein	■	■	■		■		■	■	■	■	■	■
Melanie Whelan	■	■	■					■		■	■	■
John (Jed) York	■	■	■			■	■			■		■

Digital - Experience with technology, digital and social media, or partnerships.

International - Experience with international operations.

Senior Executive - Experience as a CEO or senior executive at a public company or other large organization.

High-Growth at Scale - Experience with high-growth organization with $5+ billion annual revenue.

Public BoD - Experience as a director of another public company.

Risk Management - Experience in risk management.

Finance & Accounting - Expertise in financial statements and accounting.

Subscription or D2C - Experience with direct-to-consumer or subscription services.

Cybersecurity - Expertise in technology and cybersecurity.

M&A - Expertise in M&A, debt and equity financings and other strategic transactions.

Education or Non-Profit - Expertise in education or non-corporate (non-profits).

ESG - Leadership experience with ESG, sustainability, or diversity and inclusion.

General Proxy Information

Information About Solicitation and Voting

The accompanying proxy is solicited on behalf of the Board of Directors ("Board of Directors") of Chegg, Inc. ("Chegg," "Company," "we," "us" or "our"), for use at the Company's 2023 Annual Meeting of Stockholders (the "Annual Meeting") to be held on June 7, 2023, at 9:00 a.m. Pacific Time, and any adjournment or postponement thereof.

The Annual Meeting will be held in a virtual-only format. Stockholders who would like to attend the Annual Meeting should plan to participate via live webcast, which will be available at the following address: *https://web.lumiagm.com/299143484 (passcode: CHGG2023)*. To attend and participate in the virtual Annual Meeting, you will need the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form or proxy card. Online access to the Annual Meeting website will open 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your device. We encourage you to access the Annual Meeting website in advance of the designated start time.

Internet Availability of Proxy Materials

Under rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily via the Internet instead of mailing printed copies of those materials to each stockholder. As a result, on or about April 21, 2023, we sent our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy materials, including our proxy statement and our Annual Report. The Notice also provides instructions on how to access your proxy card to vote by telephone or via the Internet.

This process is designed to reduce our environmental impact and lower the costs of printing and distributing our proxy materials without impacting our stockholders' timely access to this important information. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice.

General Information About the Meeting

Purpose of the Meeting

At the meeting, stockholders will act upon the proposals described in this proxy statement. In addition, we will consider any other matters that are properly presented for a vote at the meeting. As of April 21, 2023, we are not aware of any other matters to be submitted for consideration at the meeting. If any other matters are properly presented for a vote at the meeting, the persons named in the proxy, who are our officers, have the authority in their discretion to vote the shares of our common stock represented by the proxy. Following the meeting, management will respond to questions from any stockholders who have joined the Annual Meeting with their control numbers, which is included in their Notice of Internet Availability of Proxy Materials, voting instruction form or proxy card.

Record Date and Shares Outstanding

Stockholders of record at the close of business on April 10, 2023 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting. At the close of business on April 10, 2023, the Company had 119,628,297 shares of common stock issued and outstanding.

Quorum

The holders of a majority of the voting power of the shares of our common stock entitled to vote at the meeting as of the record date must be present at the meeting to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the meeting if you are present and vote at the virtual meeting or if you have properly submitted a proxy.

Voting Rights

Each holder of shares of our common stock is entitled to one vote for each share of our common stock held as of the close of business on April 10, 2023, the Record Date. You may vote all shares owned by you as of April 10, 2023, including (1) shares held directly in your name as the stockholder of record, and (2) shares held for you as the beneficial owner in street name through a broker, bank, trustee, or other nominee (collectively referred to in this proxy statement as your "Broker").

Stockholder of Record: Shares Registered in Your Name. If, on April 10, 2023, your shares of our common stock were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the meeting or vote by telephone, via the Internet, or if you request or receive paper proxy materials by mail, by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker. If, on April 10, 2023, your shares of our common stock were held in an account with a Broker, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your Broker on how to vote the shares of our common stock held in your account. However, the Broker that holds your shares of our common stock is considered the stockholder of record for purposes of voting at the meeting. Because you are not the stockholder of record, you may not vote your shares at the meeting unless you request and obtain a valid proxy from the Broker that holds your shares giving you the right to vote the shares at the meeting.

Required Vote

Proposal No. 1. Our Amended and Restated Bylaws require that each director be elected by the majority of votes cast (excluding abstentions and broker "non-votes") with respect to such director in uncontested elections. The election of directors pursuant to Proposal No. 1 is an uncontested election; therefore, any of the three individuals nominated in Proposal No. 1 for election to the Board of Directors for whom the number of votes cast "FOR" such director's election exceeds the number of votes cast "AGAINST" such director's election will be elected.

Proposal No. 2. The affirmative "FOR" vote of a majority of the shares present, represented and entitled to vote on the proposal is required to approve, on an advisory and non-binding basis, the compensation awarded to our named executive officers for the year ended December 31, 2022. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions and broker "non-votes" will not have any effect on the proposal to approve, on an advisory and non-binding basis, the compensation awarded to our named executive officers for the year ended December 31, 2022.. Although this say-on-pay vote is advisory and, therefore, will not be binding on us, our Compensation Committee and our Board of Directors value the opinions of our stockholders. Accordingly, to the extent there is a significant vote against the compensation of our named executive officers, we will consider our stockholders' concerns and the Compensation Committee will evaluate what actions may be necessary or appropriate to address those concerns.

Proposal No. 3. The approval of this proposal requires the affirmative vote of a majority of the votes properly cast by the holders of shares represented by proxy and entitled to vote for this proposal. Abstentions and broker "non-votes" will not have any effect on the proposal to approve the proposed 2023 Equity Incentive Plan.

Proposal No. 4. The approval of this proposal requires the affirmative vote of a majority of the votes properly cast by the holders of shares represented by proxy and entitled to vote for this proposal. Abstentions and broker "non-votes" will not have any effect on the proposal to approve the Amended and Restated 2013 Employee Stock Purchase Plan.

Proposal No. 5. Approval of Proposal No. 5 will be obtained if the number of votes cast "FOR" the proposal at the Annual Meeting exceeds the number of votes cast "AGAINST" the proposal. Abstentions (shares of the Company's common stock present at the Annual Meeting and voted "ABSTAIN") are counted for purposes of determining whether a quorum is present, and have no effect on the outcome of the matters voted upon.

"Broker non-votes" occur when shares of our common stock held by a Broker for a beneficial owner are not voted either because (i) the Broker did not receive voting instructions from the beneficial owner or (ii) the Broker lacked discretionary authority to vote the shares. Broker non-votes are counted for purposes of determining whether a quorum is present, and have no effect on the outcome of the matters voted upon. Note that if you are a beneficial holder and do not provide specific voting instructions to your Broker, the Broker that holds your shares of our common stock will not be authorized to vote on the election of the directors. A Broker is entitled to vote shares held for a beneficial owner on "routine" matters without instructions from the beneficial owner of those shares. Absent instructions from the beneficial owner of such shares, a Broker is not entitled to vote shares held for a beneficial owner on "non-routine" matters. At our Annual Meeting, only the ratification of Deloitte & Touch LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 *(Proposal No. 5)* is considered a routine matter. The other proposals presented at the Annual Meeting are non-routine matters. Accordingly, we encourage you to provide voting instructions to your Broker, whether or not you plan to attend the Annual Meeting.

Recommendations of the Board of Directors on Each of the Proposals Scheduled to be Voted on at the Meeting

The Board of Directors recommends that you vote:

- **Proposal No. 1** - FOR each of the Class I directors named in this proxy statement.
- **Proposal No. 2** - FOR the approval of the compensation of our Named Executive Officers.
- **Proposal No. 3** - FOR the approval of the Chegg, Inc. 2023 Equity Incentive Plan.
- **Proposal No. 4** - FOR the approval of the Chegg, Inc. Amended and Restated 2013 Employee Stock Purchase Plan.
- **Proposal No. 5** - FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

Voting Instructions; Voting of Proxies

Stockholders as of the Record Date may:

- **Vote at the Annual Meeting** – You may vote during the Annual Meeting by following the instructions on the Annual Meeting website;
- **Vote via telephone or via the Internet** – Please follow the instructions shown on your Notice or proxy card; or

- **Vote by mail** – If any individual stockholders request and receive a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the Annual Meeting in the envelope provided.

Votes submitted by telephone or via the Internet must be received by 11:59 p.m., Eastern Time, on June 6, 2023. Submitting your proxy (whether by telephone, via the Internet or by mail if you request or received a paper proxy card) will not affect your right to vote in person should you decide to attend the meeting. If you are not the stockholder of record, please refer to the voting instructions provided by your Broker to direct it how to vote your shares. For Proposal No. 1, you may vote "FOR" or "AGAINST" or "ABSTAIN" from voting with respect to each nominee to the Board of Directors. For Proposals No. 2 through 5, you may vote "FOR" or "AGAINST" or "ABSTAIN" from voting. Your vote is important. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure that your vote is counted.

All proxies will be voted in accordance with the instructions specified on the proxy card. If you sign a physical proxy card and return it without instructions as to how your shares of our common stock should be voted on a particular proposal at the meeting, your shares will be voted in accordance with the recommendations of our Board of Directors stated above.

If you received the Notice, please follow the instructions included on the Notice on how to access your proxy card and vote by telephone or via the Internet. If you do not vote and you hold your shares of our common stock in street name, and your Broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares of our common stock that constitute broker non-votes will be counted for the purpose of establishing a quorum for the meeting.

If you receive more than one proxy card or more than one Notice, your shares of our common stock are registered in more than one name or are registered in different accounts. To make certain all of your shares of our common stock are voted, please follow the instructions included on the Notice regarding how to access each proxy card and vote each proxy card by telephone or via the Internet. If you requested or received paper proxy materials by mail, please complete, sign and return each proxy card to ensure that all of your shares are voted.

Even if you plan on attending the Annual Meeting virtually, we strongly recommend that you vote your shares in advance of the Annual Meeting as instructed above.

Soliciting Proxies

The expenses of soliciting proxies will be paid by Chegg, and we have retained D.F. King & Co., Inc. to solicit proxies for a fee of approximately $15,000, plus a reasonable amount to cover expenses. Following the original mailing of the soliciting materials, Chegg and its agents may solicit proxies by mail, email, telephone, facsimile or by other similar means. Our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, email, or otherwise. Following the original mailing of the soliciting materials, Chegg will request Brokers to forward copies of the soliciting materials to persons for whom they hold shares of our common stock and to request authority for the exercise of proxies. In such cases, Chegg, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials and/or vote via the Internet, you are responsible for any Internet access charges you may incur.

Revocability of Proxies

A stockholder of record who has given a proxy may revoke it at any time before it is exercised at the meeting by:

- delivering to the Corporate Secretary of the Company by a written notice stating that the proxy is revoked;
- signing and delivering a proxy bearing a later date;

- voting again by telephone or via the Internet; or

- attending and voting at the meeting (although attendance at the meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a Broker and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions. In the event of multiple online or telephone votes by a stockholder, each vote will supersede the previous vote and the last vote cast will be deemed to be the final vote of the stockholder unless revoked during the virtual meeting.

Electronic Access to the Proxy Materials

The Notice will provide you with instructions regarding how to:

- view our proxy materials for the meeting via the Internet; and

- instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will reduce the impact of our Annual Meetings of Stockholders on the environment and lower the costs of printing and distributing our proxy materials. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Voting Results

Voting results will be tabulated and certified by the inspector of elections appointed for the meeting. The preliminary voting results will be announced at the meeting and posted on our website at **https://investor.chegg.com.** The final results will be tallied by the inspector of elections and filed with the SEC in a Current Report on Form 8-K within four business days of the meeting.



Commitment to the learning journey

Putting students first.

ESG and Corporate Governance

Environmental, Social and Governance Matters

Chegg is a mission-driven company. We put learners first and seek to improve their outcomes in school and beyond. We strive to improve the overall return on investment in education by helping students learn more in less time and at a lower cost.

We aim to support and accelerate the path students take from learning to earning. This includes online tools for academia in a digital world and extends beyond the classroom with non-academic content and offerings and into their professional careers with skills training. We help students each step of the way to improve the outcome of their education. To do this, we focus on listening to their needs, elevating and amplifying their voice, and taking action to provide real life solutions.

This sentiment is weaved into everything we do and supports our commitment to Environmental, Social and Governance (ESG) and Sustainability matters. We are committed to making a difference on the issues that matter to learners, our employees, stockholders, and other key stakeholders.

ESG Management and Oversight

Formal responsibilities for the implementation and management of programs that involve ESG initiatives are held by functional team leaders throughout Chegg. At the most senior levels, including our Chief People Officer, Chief Information Security Officer, General Counsel, and Vice President, Investor Relations & ESG, these leaders regularly report to our Board of Directors on issues related to ESG, including our greenhouse gas emissions data.

Chegg's Governance and Sustainability Committee maintains oversight over the majority of Chegg's material ESG topics, while some topics, such as pay equity, are overseen by our Compensation Committee, and others, such as data security and privacy, are overseen by our Audit Committee.

ESG Materiality

In late 2021, we completed our first formal materiality assessment to help prioritize our ESG roadmap and better understand which ESG topics are most material to Chegg and our key stakeholders.

We engaged over 300 students, professors, employees, executives, employee resource group leaders, investors, and members of our Board of Directors as a part of this process to help us evaluate key ESG issues. We value the opinions of our stakeholders, both internal and external, and will continue to engage with them on ESG and other topics.

The feedback from this materiality assessment reinforced our longstanding belief that Chegg's mission and values are critical to our business success and are deeply integrated into our culture and processes.

We continue to incorporate the conclusions from the materiality assessment into our ESG strategy with an increased emphasis on the topics in the upper right-hand quadrant, which have been identified by our stakeholders as important to both business and society.

The matrix below is a visual representation of the conclusions and feedback we gathered from the stakeholder groups.



Accessibility
Academic Integrity
Quality of Education & Learning Outcomes
Employee Diversity & Inclusion
Privacy & Cybersecurity
Board Diversity & Independence
Climate Change & GHG Risks/ Opportunities
Tech Disruption/Innovation
Community Engagement
Holistic Approach to Learner Success
Lobbying, Advocacy, & Policy Influence
Employee Health, Wellbeing, & Engagement
ESG Governance
Natural Resource Management
Transparency & Reporting
Human Capital Management & Equity
Responsible Marketing
Ethics & Compliance
Supply Chain Labor Standards
Executive Compensation
Impact on Society
Increasing importance to society
Increasing importance to business
Impact on Chegg's Business

CATEGORIES

Environment	Learners	Employees	Governance & Responsible Business Practices

Proactive

We understand students at a deep level and anticipate their needs at every step.

ESG Framework

We categorize our efforts to support key ESG issues into six pillars.

FOCUS ON PEOPLE	ACT RESPONSIBLY	HELP LEARNERS	OPERATE SUSTAINABLY	GIVE BACK	GOVERN EFFECTIVELY
• Culture, Belonging and Inclusion • Human Capital Management • Employee Engagement • Employee Health, Safety, and Wellbeing	• Privacy and Cybersecurity • Ethics/Compliance • Academic Integrity • Responsible Marketing • Technology Innovation and Performance	• Product Impacts and Learning Outcomes • Access to Education • Holistic Approach to Learner Success	• Climate Change Risks and Opportunities • Natural Resource Management • Environmental Impact	• Community Engagement • Philanthropy • Research and Advocacy	• Corporate Governance • Corporate Behavior



Focus on People. We focus on people by making Chegg a great place to work. We foster an environment centered on respect for all people, where diversity and inclusion are celebrated, and people have the opportunity to develop and advance their careers. Our employees are one of our biggest competitive advantages, and it is our responsibility to take care of them. We do this by offering an array of wellness and personal development programs, including health benefits, tuition reimbursement, mental health support, childcare credit and tools, paid parental leave, flexible PTO, professional leadership coaching, student debt repayment and ergonomic workplace design, to name a few.



Act Responsibly. We understand that to be a true customer champion and to gain and preserve our customers' trust, we must operate all facets of our business with integrity. We hold ourselves to the highest ethical standards and strive for full compliance with applicable laws and regulations. Our mission-driven nature is what attracted many of us to Chegg and keeps us here year after year. We believe this contributes to our strong values-driven culture and our shared respect for both legal and ethical business practices.



Help Learners. Learners are evolving and so is Chegg. The modern learner looks very different than they once did. They are older, many have families, and they are juggling work and school at the same time, so it comes as no surprise that they need more flexibility when it comes to education. Learners tell us that they need affordable, on-demand help and unfortunately, they are often unable to get that help from the institutions they pay to teach them. By combining our proprietary student data and A.I. technology, we are better able to predict students' needs without them having to ask. Learners are automatically pushed relevant content to give them an individualized learning experience. We are extremely proud to offer an integrated platform for learning that has helped so many learners on their education journey by providing them with the type of help they need, when they need it, in the format they want to receive it.



Operate Sustainably. We are focused on sustainable operations and are committed to minimizing the environmental impact of our business. We know that we owe it to our customers, employees, and society to use environmentally sound practices. This commitment impacts our operations, energy usage, and office buildings. Further, we strive to work with vendors that support our employee services and partners that have similar values around operating sustainably. As part of our commitment to operate sustainably, Chegg has begun to measure its greenhouse gas emissions, with the goal of minimizing these emissions over time. In 2021, we completed our first greenhouse gas emissions analysis of Scope 1 and Scope 2 and in 2022, we are expanding our analysis to include material categories of Scope 3 emissions using the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard.



Give Back. Chegg and Chegg.org address issues facing the modern learner. We support organizations whose initiatives benefit learners globally and our communities. We focus on supporting nonprofits who are tackling equitable access to education for all learners and student well-being. These efforts include financial literacy, college affordability, diversity and inclusion in academics, student food insecurity, learner mental health, taking action against climate change, supporting student communities impacted by disasters, and more. We also empower our Employee Resource Groups' work to support local communities, including financial literacy, college affordability, and diversity and inclusion in academics. Chegg's business activities and major themes of our philanthropic and community efforts align with many of the U.N.'s Sustainable Development Goals, and we have identified four of these goals (#4 – Quality Education, #3 – Good Health and Well-Being, #2 – Zero Hunger, and #13 – Climate Action) for which Chegg's influence is greatest.



Govern Effectively. Chegg has a commitment to strong corporate governance practices. Corporate governance is part of our culture and is founded in our daily commitment to living values and principles that recognize our ethical obligations to our employees, customers and stockholders.

Awards and Recognition

- In 2022, Chegg received an MSCI ESG Rating of AAA.
- We are pleased to share our recognition as a company committed to sustainability in our industry and we are honored to be included in the 2023 S&P Global Sustainability Yearbook.
- Chegg has been certified as a Great Place to Work since 2018.
- In 2022, Chegg has been voted one of Fortune's Best Small and Medium Workplaces for Women, Parents, Millennials, and Technology.
- Chegg has won 18 best workplace awards from Comparably's 2022 lists: Best Places to Work in the Bay Area, Best Global Culture, Best Company Culture, Best Company Outlook, Best Company Perks & Benefits, Best Company for Diversity, Best Company for Women, Best Company Work-Life Balance, Best Company Compensation, Best CEO for Diversity, Best CEO for Women, Best Company Leadership, Best CEO, Best Company Happiness, Best Product & Design Team, Best Operations Team, Best Marketing Team, and Best Engineering Team.

Additional information on our ESG efforts is available on the Investor Relations section of our website, which is located at ***https:// investor.chegg.com/esg.*** Our website addresses in this proxy statement are included as inactive textual references only. The information contained on or accessible through these websites is not incorporated by reference into this proxy statement.

Stockholder Engagement

We believe that effective corporate governance includes engagement with our stockholders and other stakeholders. As a follow-up to the 2022 Annual Meeting and as part of our corporate governance engagement, we reached out to stockholders holding over 50% of our outstanding common stock and ultimately spoke directly to and/or received feedback from six of our top 10 stockholders (including five of the top six) holding approximately 36% of our outstanding shares of common stock. Topics of engagement included, but were not limited to, our: compensation program, corporate governance, diversity, equity and inclusion (DEI) initiatives, ESG matters, data security, artificial intelligence, academic integrity initiatives and continued plans for stockholder outreach and engagement. Our engagement with stockholders has helped us better understand their priorities, perspectives, and issues of concern, while giving us an opportunity to elaborate on our initiatives and practices and to address the extent to which various aspects of these matters are or are not significant given the scope and nature of our operations and our existing practices.

The feedback received from our stockholders was shared and discussed with our Board of Directors and the appropriate committees thereof. We have made a number of enhancements to our operations related to the topics discussed with our shareholders, for example:

- We made changes to the structure of our compensation program. Please refer to the "Executive Compensation—Compensation Discussion and Analysis" section of this proxy statement for further discussion of our stockholder engagement and our responses regarding our compensation program.

- We improved our corporate governance policies and procedures, including an amendment and restatement of our Bylaws which, among other things, changed the voting standard for uncontested director elections from a plurality voting standard to a majority voting standard.

- We hired new employees dedicated to DEI, ESG, data security and academic integrity matters, and we are continuing to invest in the related teams and infrastructure.

Going forward, we plan to continue an annual cadence of stockholder outreach. This outreach is complementary to the hundreds of touchpoints our Investor Relations team and executives have with stockholders each year. We find it beneficial to have ongoing dialogue with our stockholders throughout the year on a full range of investor priorities, instead of engaging with stockholders only prior to our annual meeting on issues to be voted on in the proxy statement. Depending on the circumstance, one of our independent directors may engage in these conversations with stockholders as well.

Corporate Governance Guidelines

Chegg is strongly committed to good corporate governance practices. These practices provide an important framework within which our Board of Directors and management can pursue our strategic objectives for the benefit of our stockholders.

Our Board of Directors has adopted Corporate Governance Guidelines that set forth our expectations for directors, director independence standards, board committee structure and functions, and other policies regarding our corporate governance. Our Corporate Governance Guidelines are available without charge on the Investor Relations section of our website, which is located at ***https://investor.chegg.com,*** under "Corporate Governance." The Corporate Governance Guidelines are reviewed at least annually by our Governance and Sustainability Committee, and any warranted changes are recommended to our Board of Directors. On March 15, 2023, our Corporate Governance Guidelines were updated upon the recommendation of our Governance and Sustainability Committee.

Board Leadership Structure

Our Corporate Governance Guidelines provide that our Board of Directors shall be free to choose its Chairperson, or Co-Chairperson, in any way that it considers in the best interests of our Company, and that the Governance and Sustainability Committee shall periodically consider the leadership structure of our Board of Directors and make such recommendations related thereto to our Board of Directors as the Governance and Sustainability Committee deems appropriate. Our Board of Directors does not have a policy on whether the role of the Chairperson, or of the Co-Chairperson, and Chief Executive Officer should be separate and believes that it should maintain flexibility in determining a board leadership structure appropriate for us from time to time.

Our Board of Directors believes that we and our stockholders currently are best served by having Dan Rosensweig, our President and Chief Executive Officer, serve as a Co-Chairperson of our Board of Directors, considering his experience, expertise, knowledge of our business and operations and strategic vision. As Co-Chairperson of our Board of Directors, Mr. Rosensweig presides over meetings of the Board of Directors along with the other Co-Chairperson, and holds such other powers and carries out such other duties as are customarily carried out by a Co-Chairperson of the Board of Directors. Our other Co-Chairperson of the Board is Richard Sarnoff, an independent director. Our Board of Directors believes that its independence and oversight of management is maintained effectively through this leadership structure, the composition of our Board of Directors and sound corporate governance policies and practices.

Our Board of Directors' Role in Risk Oversight

Our Board of Directors, as a whole, has responsibility for risk oversight, although the committees of our Board of Directors oversee and review risk areas which are particularly relevant to them. The risk oversight responsibility of our Board of Directors and its committees is supported by our management reporting processes, which are designed to provide visibility to the Board of Directors and to our personnel that are responsible for risk assessment and information management about the identification, assessment and management of critical risks and management's risk mitigation strategies. These areas of focus include, but are not limited to, competitive, economic, operational, strategic, financial (accounting, credit, liquidity and tax), legal, regulatory, cybersecurity, compliance and reputational risks.

Each committee of the Board of Directors meets in executive session with key management personnel and representatives of outside advisers to oversee risks associated with their respective principal areas of focus. The Audit Committee reviews our major financial and cybersecurity risk exposures and the steps management has taken to monitor and limit such exposures, including our risk assessment and risk management policies and guidelines. The Governance and Sustainability Committee provides oversight with respect to director selection, Board effectiveness and independence, committee functions and charters, adherence to our ESG framework, and other corporate governance matters. The Compensation Committee reviews our major compensation-related risk exposures, human capital management, diversity and inclusion, senior management succession planning, including consideration of whether compensation rewards and incentives encourage undue or inappropriate risk taking by our personnel, and the steps management has taken to monitor or mitigate such exposures.

Independence of Directors

The rules, regulations and listing standards of the New York Stock Exchange (the "NYSE") generally require that a majority of the members of our Board of Directors be independent. In addition, the NYSE rules, regulations and listing standards generally require that, subject to specified exceptions, each member of a listed company's Audit, Compensation, and Governance and Sustainability Committees be independent.

Our Board of Directors determines the independence of our directors by applying the independence principles and standards established by the NYSE. These provide that a director is independent only if the Board of Directors affirmatively determines that the director has no direct or indirect material relationship with Chegg. They also specify various relationships that preclude a determination of director independence. Material relationships may include commercial, industrial, consulting, legal, accounting, charitable, family and other business, professional and personal relationships.

Applying these standards, our Board of Directors annually reviews the independence of our directors, taking into account all relevant facts and circumstances. In its most recent review, the Board of Directors considered, among other things, the relationships that each non-employee director has with Chegg and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our common stock by each non-employee director.

Based upon this review, our Board of Directors has determined that none of the members of our Board of Directors, other than Mr. Rosensweig, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of the members of our Board of Directors, other than Mr. Rosensweig, is "independent" as that term is defined under the rules, regulations and listing standards of the NYSE.

All members of our Audit Committee, Compensation Committee, and Governance and Sustainability Committee must be independent directors as defined by our Corporate Governance Guidelines. Members of the Audit Committee and the Compensation Committee must also satisfy separate SEC independence requirements, as described in more detail below. Our Board of Directors has determined that all members of our Audit Committee, Compensation Committee and Governance and Sustainability Committee are independent and all members of our Audit Committee satisfy the relevant SEC additional independence requirements for the members of such committee.

Committees of Our Board of Directors

Our Board of Directors has established three standing committees: an Audit Committee, a Compensation Committee and a Governance and Sustainability Committee. The composition and responsibilities of each committee are described below. Each committee is governed by a charter. The charters for each committee can be obtained, without charge, on the Investor Relations section of our website, *https://investor.chegg.com*, under "Corporate Governance." Members serve on these committees until their resignations or until otherwise determined by our Board of Directors. The Board may establish other standing committees as may be necessary to carry out its responsibilities.

AUDIT COMMITTEE

Our Audit Committee is comprised of **Renee Budig**, who is the Chair of the Audit Committee, **Richard Sarnoff**, **Ted Schlein** and **Marcela Martin**. The composition of our Audit Committee meets the requirements for independence under the rules, regulations and listing standards of the NYSE and the rules and regulations of the SEC, which provide that the members may not accept directly or indirectly any consulting, advisory or other compensatory fee from Chegg or any of its subsidiaries other than their directors' compensation (including in connection with such member's service as a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from Chegg or any of its subsidiaries). Each member of our Audit Committee is financially literate as required by the rules, regulations and listing standards of the NYSE. In addition, our Board of Directors has determined that each of Ms. Budig and Ms. Martin is an Audit Committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act of 1933, as amended (Regulation S-K of the Securities Act of 1933, as amended, shall be referred to herein as "Regulation S-K").

Our Audit Committee, among other things:

- selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- reviews the continuing independence and performance of and oversees the Company's relationship with the independent registered public accounting firm;

- discusses the scope, audit planning, and staffing of the independent registered public accounting firm;

- discusses the results of the audit with the independent registered public accounting firm, and reviews, with management and the independent registered public accounting firm, our interim and year-end operating results;

- develops procedures for employees to submit concerns anonymously about questionable accounting or auditing matters;

- considers and reviews the adequacy of our internal accounting controls and audit procedures;

- oversees the activities of the internal audit function within the Company; and

- pre-approves all audit and non-audit services not prohibited by law to be performed by the independent registered public accounting firm.

COMPENSATION COMMITTEE

Our Compensation Committee is comprised of **Melanie Whelan**, who is the Chair of the Compensation Committee, **Marne Levine**, **John (Jed) York** and **Sarah Bond**. Ms. Whelan was appointed as the Chair of the Compensation Committee on September 20, 2022 taking over from John (Jed) York. The composition of our Compensation Committee meets the requirements for independence under the rules, regulations and listing standards of the NYSE and the rules and regulations of the SEC. Each member of our Compensation Committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. The purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors relating to the compensation of our executive officers and directors.

Our Compensation Committee, among other things:

- reviews and determines the compensation of our executive officers and recommends to our Board of Directors the compensation for our directors;

- administers our stock and equity incentive plans;

- reviews and approves and makes recommendations to our Board of Directors regarding incentive compensation equity-based grants and equity plans; and

- establishes and reviews our overall compensation strategy.

At least annually, our Compensation Committee reviews and approves our executive compensation strategy and principles to assure that they promote stockholder interests and support our strategic and tactical objectives, and that they provide for appropriate rewards and incentives for our executives. Our Compensation Committee also reviews and makes recommendations to our Board of Directors regarding the compensation of our non-employee directors. Our Compensation Committee retains and does not delegate any of its exclusive power to determine all matters of executive compensation and benefits. In determining the compensation of each of our executive officers, other than our Chief Executive Officer, our Compensation Committee considers the recommendations of our Chief Executive Officer and our human resources department. In the case of the Chief Executive Officer, our Compensation Committee evaluates his performance and independently determines whether to make any adjustments to his compensation.

Our Compensation Committee retained an independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), to assist in structuring our executive officer compensation and non-employee director compensation for 2022. FW Cook provided our Compensation Committee with market data and analyses from a peer group of similarly-sized technology companies with similar business and financial characteristics. Other than the services described above, FW Cook has not provided our Company or our Compensation Committee with any other services. No work performed by FW Cook during 2022 raised a conflict of interest.

The Compensation Committee has delegated in accordance with applicable law, rules and regulations, and our Certificate of Incorporation and Bylaws, authority to an equity awards committee comprised of certain of our executive officers, including our Chief Executive Officer, who is also a member of the Board of Directors, the authority to make certain types of equity award grants under Chegg's 2013 Equity Incentive Plan, or any successor plan, to any employee who is not an executive officer or director subject to the terms of such plan and equity award guidelines approved by our Compensation Committee. Our Compensation Committee has also delegated to our Chief Executive Officer the authority to make certain types of equity award grants under Chegg's 2013 Equity Incentive Plan, or any successor plan, to members of our Advisory Board.

GOVERNANCE AND SUSTAINABILITY COMMITTEE

Our Governance and Sustainability Committee is comprised of **Marne Levine**, who is the Chair of the Governance and Sustainability Committee, **Ted Schlein**, **John (Jed) York** and **Paul LeBlanc**. The composition of our Governance and Sustainability Committee meets the requirements for independence under the rules, regulations and listing standards of the NYSE.

Our Governance and Sustainability Committee, among other things:

- identifies, recruits, evaluates and recommends nominees to our Board of Directors and committees of our Board of Directors;

- conducts searches for qualified directors;

- annually evaluates the performance of our Board of Directors and its committees;

- considers and makes recommendations to the Board of Directors regarding the composition and leadership structure of the Board of Directors and its committees;

- reviews developments in corporate governance practices;

- oversees and periodically reviews the Company's policies, initiatives, strategy, disclosures and engagement with investors and other key stakeholders related to ESG matters;

- evaluates the adequacy of our corporate governance practices and reporting; and

- makes recommendations to our Board of Directors concerning corporate governance and ESG matters.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee during 2022 were Mses. Levine, Whelan, and Bond and Mr. York. None of the members of our Compensation Committee in 2022 were at any time during 2022, or at any other time, an officer or employee of Chegg or any of its subsidiaries, and none had or has any relationships with Chegg that are required to be disclosed under Item 404 of Regulation S-K. None of our executive officers has served as a member of the Board of Directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors or Compensation Committee during 2022.

2022 Board and Committee Meetings and Attendance

Our Board of Directors meets periodically during our fiscal year to review significant developments affecting us and to act on matters requiring the Board of Directors approval. During 2022, our Board held five meetings and acted four times by unanimous written consent; the Audit Committee held five meetings and acted one time by unanimous written consent; the Compensation Committee held three meetings and acted three times by unanimous written consent; and the Governance and Sustainability Committee held three meetings. During 2022, each member of the Board of Directors participated in at least 75% of the aggregate of all meetings of the Board of Directors and of all meetings of committees on which such member served that were held during the period in which such director served.

The following table sets forth the number of meetings held by our Board of Directors and the Committees during fiscal year 2022:

Name	Board of Directors	Audit Committee	Compensation Committee	Governance and Sustainability Committee
Number of meetings held in 2022	5	5	3	3
Number of unanimous written consents in 2022	4	1	3	0

Board Attendance at Annual Meeting of Stockholders

Our policy is to invite and encourage each member of our Board of Directors to be present at our Annual Meeting. All of our then-serving directors attended our last Annual Meeting of Stockholders held on June 1, 2022.

Presiding Director of Non-Employee Director Meetings

The non-employee directors meet in regularly scheduled executive sessions without management to promote open and honest discussion. Mr. Sarnoff, Co-Chairperson of the Board of Directors, is the presiding director at these meetings.

Communication with Directors

Stockholders and interested parties who wish to communicate with our Board of Directors, non-management members of our Board of Directors as a group, a committee of the Board of Directors or a specific member of our Board of Directors (including our Co-Chairpersons or lead independent director, if any) may do so by letters addressed to the attention of our Corporate Secretary.

All communications are reviewed by the Corporate Secretary and provided to the members of the Board of Directors consistent with a screening policy providing that unsolicited items, sales materials, and other routine items and items unrelated to the duties and responsibilities of the Board of Directors not be relayed on to directors.

The address for these communications is:

Corporate Secretary
Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. Our Code of Business Conduct and Ethics is posted on the Investor Relations section of our website located at ***https://investor.chegg.com***, under "Corporate Governance." To satisfy the disclosure requirement under Item 5.05 of Form 8-K, any amendments or waivers of our Code of Business Conduct and Ethics pertaining to a member of our Board of Directors or one of our executive officers will be disclosed on our website at the above-referenced address.

Nomination Process and Director Qualification

Nomination to the Board of Directors

Candidates for nomination to our Board of Directors are selected by our Board of Directors based on the recommendation of our Governance and Sustainability Committee in accordance with such committee's charter, our Certificate of Incorporation and Bylaws, our Corporate Governance Guidelines and any criteria adopted by our Board of Directors regarding director candidate qualifications. In recommending candidates for nomination, the Governance and Sustainability Committee considers candidates recommended by directors, officers, employees, stockholders and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate and, in addition, the committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.

Additional information regarding the process for properly submitting stockholder nominations for candidates for membership on our Board of Directors is set forth below under the "Additional Information—Stockholder Proposals to Be Presented at the Next Annual Meeting" section of this proxy statement.

Director Qualifications

With the goal of developing a diverse, experienced and highly qualified Board of Directors, the Governance and Sustainability Committee is responsible for developing and recommending to our Board of Directors the desired qualifications, expertise and characteristics of members of our Board of Directors that the committee believes must be met by a committee-recommended nominee for membership to our Board of Directors and any specific qualities or skills that the committee believes are necessary for one or more of the members of our Board of Directors to possess.

Since the identification, evaluation and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors, and will be significantly influenced by the particular needs of the Board of Directors from time to time, our Board of Directors has not adopted a specific set of minimum qualifications, qualities or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal and regulatory requirements, the listing rules of the NYSE, and the provisions of our Certificate of Incorporation, Bylaws, Corporate Governance Guidelines, and charters of the committees of the Board of Directors. In addition, neither our Board of Directors nor our Governance and Sustainability Committee has a formal policy with regard to the consideration of diversity in identifying nominees. When considering candidates for nomination, the Governance and Sustainability Committee may take into consideration many factors, including, among other things, a candidate's independence, integrity, skills, financial and other expertise, breadth of experience, knowledge about our business or industry and ability to devote adequate time and effort to responsibilities of the Board of Directors, in the context of its existing composition. Through the nomination process, the Governance and Sustainability Committee seeks to promote board membership that reflects a diversity of business experience, expertise, viewpoints, personal backgrounds and other characteristics that are expected to contribute to the Board of Directors overall effectiveness. The brief biographical description of the nominees set forth in Proposal No. 1 below includes the primary individual experience, qualifications, attributes and skills of each director nominee that led to the conclusion that such director nominee should serve as a member of our Board of Directors at this time.

Director Orientation and Continuing Education

Our director orientation program familiarizes new directors with Chegg's businesses, strategies and policies, and assists them in developing the skills and knowledge required for their service on the Board of Directors and assigned committees. New directors are provided a comprehensive orientation about Chegg, including our business operations, strategy and governance. New directors have one-on-one sessions with the CEO, other directors and other members of management. New Audit Committee members also have one-on-one sessions with our independent registered public accounting firm. Members of our management team regularly review with the Board of Directors the operating plan of the business and Chegg as a whole. The Board also conducts periodic site visits to our headquarters in Santa Clara and to our office in New York City as part of its regularly scheduled meetings. Directors are encouraged to attend outside director continuing education programs sponsored by educational and other institutions that provide educational briefings on business, corporate governance, regulatory and compliance matters and other topics that help to enhance the skills and knowledge of our Board members.

Board Evaluations

Each year, our directors complete an assessment of Board of Directors and committee performance through evaluations facilitated by our Governance and Sustainability Committee and our outside counsel. The assessment includes a written evaluation, as well as director interviews conducted by our outside counsel and the Chair of our Governance and Sustainability Committee and one-on-one interview sessions with only our outside counsel. The evaluation and interview process is designed to allow for assessment of Board and committee meeting content, structure, processes, practices and performance, an individual director's own performance and contributions as well as the performance and contributions of such director's fellow Board members, and the leadership structure of the Board of Directors and its committees. To protect the anonymity and the integrity of the Board of Directors and committee evaluation process, our outside counsel, who utilizes the information to formulate recommendations for the Board of Directors and committees, does not attribute any comments provided in the surveys and interviews to individual directors. The Governance and Sustainability Committee and the full Board of Directors then each discuss the report and recommendations from our outside counsel and determine if any follow-up actions are appropriate, as well as using some information obtained through the process as an input to the board refreshment process. If follow-up action is needed, the Board of Directors and any applicable committee develops a plan to address matters raised in the report and recommendations, as appropriate.

Proposal No. 1

Election of Directors

Our Board of Directors currently consists of 10 directors and is divided into three classes, with each class serving for three years and with the terms of office of the respective classes expiring in successive years. Directors in Class I will stand for election at this meeting. The terms of office of directors in Class II and Class III do not expire until the Annual Meetings of Stockholders to be held in 2024 and 2025, respectively. At the recommendation of our Governance and Sustainability Committee, our Board of Directors proposes that each of the three Class I nominees named below be elected as a Class I director for a three-year term expiring at the Annual Meeting of Stockholders to be held in 2026 and until such director's successor is duly elected and qualified, or until such director's earlier resignation or removal.

Shares of our common stock represented by proxies will be voted **"FOR"** the election of each of the three nominees named below, unless the proxy is marked to abstain. If any of the nominees for any reason are unable to serve or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder may determine. Each nominee has consented to being named in this proxy statement and to serve if elected. Proxies may not be voted for more than three directors. Stockholders may not cumulate votes in the election of directors.



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Nominees to the Board of Directors

The nominees, and their ages, occupations, and length of service on our Board of Directors are provided in the table below. Additional biographical descriptions of each nominee are set forth in the text below the table. This description includes the primary individual experience, qualifications, qualities and skills of the nominees that led to the conclusion that the nominees should serve as members of our Board of Directors at this time.

Name of Director/Nominee	Age	Principal Occupation	Director Since
Renee Budig[1]	62	Former Executive Vice President and Chief Financial Officer of Paramount Streaming, a division of Paramount Global, Inc.	November 2015
Dan Rosensweig[2]	62	President, Chief Executive Officer and Co-Chairperson of Chegg	March 2010
Ted Schlein[1][3]	59	General Partner of Kleiner Perkins	December 2008

(1) Member of the Audit Committee.
(2) Board of Directors Co-Chairperson.
(3) Member of the Governance and Sustainability Committee.



Member of Audit Committee (Chair)

DIRECTOR SINCE:

2015

Renee Budig

Renee Budig has served on our Board of Directors since November 2015. From September 2012 to January 2021, Ms. Budig served as the Executive Vice President and Chief Financial Officer of Paramount Streaming, a division of Paramount Global Inc. (formerly CBS Interactive, a division of CBS Inc.), an online content network for information and entertainment, and from 2010 to September 2012, Ms. Budig served as Chief Financial Officer of Hightail, Inc. (formerly branded YouSendIt and acquired by OpenText), a cloud service that allowed users to send, receive, digitally sign and synchronize files. From 2006 to 2010, Ms. Budig was the Vice President of Finance at Netflix, Inc., a multinational provider of on-demand Internet streaming media. Ms. Budig currently serves on the board of directors of iRhythm Technologies. Ms. Budig holds a B.S. in Business Administration from the University of California, Berkeley.

We believe that Ms. Budig should continue to serve on our Board of Directors due to her extensive background in consumer technology companies and her financial expertise through her service as a Chief Financial Officer.



DIRECTOR SINCE:
2010

Dan Rosensweig

Dan Rosensweig has served as our President and Chief Executive Officer since February 2010, as Co-Chairperson of our Board of Directors since July 2018, and served as the Chairperson of our Board of Directors from March 2010 to July 2018. From 2009 to 2010, Mr. Rosensweig served as President and Chief Executive Officer of RedOctane, a business unit of Activision Publishing, Inc. and developer, publisher, and distributor of Guitar Hero. From 2007 to 2009, Mr. Rosensweig was an Operating Principal at the Quadrangle Group, a private investment firm. From 2002 to 2009, Mr. Rosensweig served as Chief Operating Officer of Yahoo! Inc., an internet content and service provider. Prior to serving at Yahoo!, Mr. Rosensweig served as the President of CNET Networks and prior to that as Chief Executive Officer and President of ZDNet, until it was acquired by CNET Networks. Mr. Rosensweig currently serves on the boards of directors of Adobe Systems Inc. and upGrad, Inc. Mr. Rosensweig holds a B.A. in Political Science from Hobart and William Smith Colleges.

We believe that Mr. Rosensweig should continue to serve on our Board of Directors due to the perspective and experience he brings as our Chief Executive Officer and his extensive experience with high-growth consumer internet and media companies.



Member of Audit Committee and Governance and Sustainability Committees

DIRECTOR SINCE:
2008

Ted Schlein

Ted Schlein has served on our Board of Directors since December 2008. Mr. Schlein has served as a General Partner of Kleiner Perkins, a venture capital firm, since November 1996. Mr. Schlein is also Chairman and a General Partner of Ballistic Ventures. From 1986 to 1996, Mr. Schlein served in various executive positions at Symantec Corporation, a provider of internet security technology and business management technology solutions, including as Vice President of Enterprise Products. Mr. Schlein currently serves on the boards of directors of a number of privately held companies. Mr. Schlein holds a B.A. in Economics from the University of Pennsylvania.

We believe that Mr. Schlein should continue to serve on our Board of Directors due to his extensive experience working with technology companies.

Continuing Directors

The directors who are serving for terms that end in 2024 and 2025, and their ages, principal occupations and length of service on our Board of Directors are provided in the table below. Additional biographical descriptions of each continuing director are set forth in the text below the table. These descriptions include the primary individual experience, qualifications, qualities and skills of each continuing director that led to the conclusion that each director should continue to serve as a member of our Board of Directors at this time.

Name of Director	Age	Principal Occupation	Director Since
CLASS II DIRECTORS - TERMS EXPIRING 2024:			
Paul LeBlanc[1]	65	President of Southern New Hampshire University	July 2019
Marne Levine[1][2]	52	Former Chief Business Officer of Meta Platforms, Inc.	May 2013
Richard Sarnoff [3][4]	64	Partner and Chairman of Media, Entertainment and Education, Americas of Kohlberg, Kravis, Roberts & Co. L.P. and Co-Chairperson of Chegg, Inc.	August 2012
CLASS III DIRECTORS - TERMS EXPIRING 2025:			
Sarah Bond[2]	44	Corporate Vice President, Gaming Ecosystem of Microsoft Corporation	December 2020
Marcela Martin[3]	51	President of BuzzFeed, Inc.	September 2021
Melanie Whelan[2]	45	Managing Director of Summit Partners	June 2019
John (Jed) York[1][2]	42	Chief Executive Officer of the San Francisco 49ers	June 2013

(1)   Member of the Governance and Sustainability Committee.
(2)   Member of the Compensation Committee.
(3)   Member of the Audit Committee.
(4)   Co-Chairperson of the of Board of Directors.



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Class II Directors



Member of Governance and Sustainability Committee

DIRECTOR SINCE:

2019

Paul LeBlanc

Paul LeBlanc has served on our Board of Directors since July 2019. Since 2003, Mr. LeBlanc has served as the President of Southern New Hampshire University, a private non-profit university. From 1996 to 2003, Mr. LeBlanc served as the President of Marlboro College, a private liberal arts college. Prior to Marlboro College, Mr. LeBlanc served as Director of Sixth Floor Media, a division of Houghton Mifflin Harcourt, Publishing Company. Mr. LeBlanc holds a B.A. in English from Framingham State University, a M.A. in English Language, Literature and Letters from Boston College, and a Ph.D. in Rhetoric, Composition and Technology from the University of Massachusetts, Amherst.

We believe that Mr. LeBlanc should continue to serve on our Board of Directors due to his extensive experience in the education sector and with technological innovation in higher education.



Member of Compensation, and Governance an Committee and Sustainability Committee (Chair)

DIRECTOR SINCE:

2013

Marne Levine

Marne Levine brings extensive experience in the policy, communication, and technology fields, and has served on our board of directors since May 2013. From September 2021 to February 2023, Ms. Levine served as the Chief Business Officer at Meta Platforms, Inc. (doing business as Meta and formerly known as Facebook, Inc.), a social media company, and served as the Vice President of Global Partnerships, Business and Corporate Development from February 2019 to June 2021. Previously, Ms. Levine served as Chief Operating Officer of Instagram from December 2014 to February 2019 where she was responsible for helping to scale the company's business and operations globally and turn Instagram from a beloved app into a thriving business. She joined Meta in 2010 as Meta's first Vice President of Global Policy, a position she held for four years. Prior to Meta, Ms. Levine served in the Obama Administration as Chief of Staff of the National Economic Council (NEC) at the White House and Special Assistant to the President for Economic Policy. From 2006-2008, Ms. Levine was Head of Product Management for Revolution Money, an early-stage start-up working on person-to-person online money transfers, which was ultimately sold to American Express. Prior to this, she served as Chief of Staff to Larry Summers, then President of Harvard University. Ms. Levine began her career in 1993 at the United States Department of Treasury under President Bill Clinton where she held several leadership positions. She holds a B.A. in political science and communications from Miami University and an M.B.A. from Harvard Business School.

We believe that Ms. Levine should continue to serve on our Board of Directors due to her extensive experience in the policy, communications and technology fields.



Member of Audit Committee

DIRECTOR SINCE:

2012

Richard Sarnoff

Richard Sarnoff has served on our Board of Directors since August 2012 and as a Co-Chairperson of our Board of Directors since July 2018. He was named Chairman of Media, Entertainment and Education for KKR's Private Equity platform in the Americas in 2022. From 2014 through 2021, he served first as Managing Director and then as Partner and Head of the Media and Communications industry group, leading investments in the Media, Telecom, Information Services, Digital Media and Education sectors in the US. From 2011 to 2014, Mr. Sarnoff was a Senior Adviser to KKR. Until 2011, Mr. Sarnoff was a longstanding senior executive at Bertelsmann AG, Europe's largest media company, where he served in the early 2000s as EVP and Chief Financial Officer of Bertelsmann's book publishing division, Random House, during which time he also Chaired the Association of American Publishers (AAP). In 2006, Mr. Sarnoff established Bertelsmann's digital media arm, BDMI, and as President oversaw the corporation's global investment activities in digital media. In 2008, Mr. Sarnoff was named Co-Chairman of Bertelsmann's US holding company, Bertelsmann Inc., and served on the Supervisory Board of Bertelsmann AG for six years. Mr. Sarnoff currently serves on the Board of Directors of RBMedia, OverDrive, Teaching Strategies, AST SpaceMobile and EMSI Burning Glass, as well as numerous not-for-profit organizations. Mr. Sarnoff holds a BA from Princeton University in Art History and an MBA from Harvard University.

We believe that Mr. Sarnoff should continue to serve on our Board of Directors due to his extensive experience serving in senior leadership roles in media and digital technology companies.

Class III Directors



Member of
Compensation
Committee

DIRECTOR SINCE:
2020

Sarah Bond

Sarah Bond has served on our Board of Directors since December 2020. Since June 2020, Ms. Bond has served as the Corporate Vice President, Game Creator Experience and Ecosystem at Microsoft Corporation, a technology company, and from April 2017 to June 2020, Ms. Bond served as the Corporate Vice President of Gaming Partnerships and Business Development. Previously, Ms. Bond served in several senior roles at T-Mobile USA Inc., a telecommunications company, including as Senior Vice President of Emerging Businesses from August 2013 to September 2015, and Chief of Staff to the CEO from March 2011 to July 2013. Ms. Bond started her career as an Associate Partner at McKinsey & Company, a consulting firm. Ms. Bond currently serves on the Board of Councilors at the USC School of Cinematic Arts, as well as the Board of Directors at the Entertainment Software Association (ESA) and Zuora Inc. Ms. Bond holds a B.A. in economics from Yale University and an M.B.A. from Harvard Business School.

We believe that Ms. Bond should continue to serve on our Board of Directors due to her extensive experience in leadership positions at technology companies.



Member of Audit
Committee

DIRECTOR SINCE:
2021

Marcela Martin

Marcela Martin brings extensive experience in the finance, tech and media industries and has served on our Board of Directors since September 2021. Ms. Martin has served as the President of Buzzfeed, Inc. since August 2022 and was previously Chief Financial Officer at Squarespace Corporation from November 2020 to July 2022 and Senior Vice President and Chief Financial Officer from January 2019 to November 2020 at Booking.com. Previously, Ms. Martin served as the Executive Vice President and Chief Financial Officer of National Geographic Partners from January 2016 to December 2018. From 2003 to 2007, Ms. Martin was Vice President and Deputy Chief Financial Officer for Fox International Channels and Executive Vice President and Chief Financial Officer from 2007 to 2016. Ms. Martin currently serves on the boards of directors of Avalara, Inc. and Cvent, Inc. Ms. Martin holds a B.S. in Business Administration from the University of Moron, Argentina and an M.B.A. from the University of Liverpool, United Kingdom.

We believe that Ms. Martin should continue to serve on our Board of Directors due to her extensive financial experience through her service as a Chief Financial Officer of public and private entities.



Member of Compensation Committee (Chair)

DIRECTOR SINCE:

2019

Melanie Whelan

Melanie Whelan has served on our Board of Directors since June 2019. Ms. Whelan has served as a Managing Director at Summit Partners, a growth equity investment firm, since June 2020 and served as an Executive in Residence from January 2020 to June 2020. Previously, Ms. Whelan served as Chief Executive Officer of SoulCycle Inc., an indoor cycling fitness company, from June 2015 to November 2019 and as Chief Operating Officer from April 2012 until May 2015. Prior to joining SoulCycle, Ms. Whelan was Vice President of Business Development at Equinox Holdings, Inc., a luxury fitness company, from January 2007 to April 2012. Prior to Equinox, she also held leadership positions with Virgin Management, where she was on the founding team of Virgin America, and with Starwood Hotels & Resorts, a hospitality company. Ms. Whelan currently serves on the Board of Trustees of Southern New Hampshire University. Ms. Whelan holds a B.A. in Engineering and Economics from Brown University.

We believe that Ms. Whelan should continue to serve on our Board of Directors due to her extensive experience in business operations, international growth, and consumer marketing.



Member of Compensation Committee and Governance and Sustainability Committee

DIRECTOR SINCE:

2013

John (Jed) York

John York has served on our Board of Directors since June 2013. Since February 2012, Mr. York has served as the Chief Executive Officer of the San Francisco 49ers, a professional football team in the National Football League, where he previously served as President from 2008 to February 2010 and as Vice President of Strategic Planning from 2005 to 2008. Prior to those roles, Mr. York served as a financial analyst at Guggenheim Partners. Mr. York holds a B.A. in Finance from the University of Notre Dame.

We believe that Mr. York should continue to serve on our Board of Directors due to his extensive leadership experience and strong corporate development background.

There are no familial relationships among our directors and officers.

Director Compensation

We compensate our non-employee directors with a combination of cash and equity. The form and amount of compensation paid to our non-employee directors for serving on our Board of Directors and its committees is designed to be competitive in light of industry practices and the obligations imposed by such service. In order to align the long-term interests of our directors with those of our stockholders, the majority of director compensation is provided in equity-based compensation. The Compensation Committee, after considering the information, analysis and recommendations provided by FW Cook, its independent compensation consultant, including data regarding compensation paid to non-employee directors by companies in our "peer group" (as described in the "Executive Compensation—Compensation Discussion and Analysis" section of this proxy statement), evaluates the appropriate level and form of compensation for non-employee directors and recommends compensation changes to the Board when appropriate.

Annual Fees

Our non-employee directors were compensated in 2022 as follows:

- an annual cash retainer of $40,000 for serving on our Board of Directors;
- an annual cash retainer of $10,000 for serving in a non-chair position on a standing committee of the Board of Directors; and
- an annual cash retainer of $20,000 for serving as the Chair of a standing committee of the Board of Director.

We pay the annual retainer fee and any additional fees to each director in arrears in equal quarterly installments.

Equity Awards

Our non-employee director equity compensation policy provides that annually each non-employee director will be granted, immediately following our Annual Meeting of Stockholders, a Restricted Stock Unit Award ("RSU") having a fair market value on the date of grant equal to $200,000 that vests in full on the one-year anniversary of the date of grant.

In connection with the adoption of the Co-Chairperson of the Board structure we adopted a compensation program to provide for an initial RSU grant for a non-employee Co-Chairperson of the Board, having a fair market value on the grant date equal to $150,000 that vests in full on the one-year anniversary of the date of grant. This grant is in addition to any other annual board service compensation. Upon completion of each full year of service, each non-employee Co-Chairperson of the Board of Directors will be granted, immediately following our Annual Meeting of Stockholders, additional RSUs having a fair market value on the date of grant equal to $150,000 that vests in full on the one-year anniversary of the date of grant. Awards granted to non-employee directors under the policies described above will accelerate and vest in full in the event of a change of control. In addition to the awards provided for above, non-employee directors are eligible to receive discretionary equity awards.

Non-employee directors receive no other form of remuneration, perquisites or benefits, but are reimbursed for their expenses in attending meetings, including travel, meals and other expenses incurred to attend meetings solely among the non-employee directors.

Stock Ownership Guidelines for Directors

In 2019, our Board of Directors established minimum Stock Ownership Guidelines for non-employee directors (the "Director Stock Ownership Guidelines") that require each director to own Chegg equity having a value of at least three times his or her base annual cash retainer of $40,000. Shares subject to stock options, restricted stock units and performance based restricted stock units do not count towards satisfaction of these guidelines. Each non-employee director who was a director at the time the Director Stock Ownership Guidelines were adopted has until May 2023 to reach this ownership level. Each director elected after the establishment of the Director Stock Ownership Guidelines has five years from the year elected to reach the ownership level. Each of our non-employee directors either is in compliance with the minimum ownership requirement or is within the grace period.

The following table provides information for the year ended December 31, 2022 regarding all compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion or all of 2022. Mr. Rosensweig, our current President, Chief Executive Officer and Co-Chairperson of the Board of Directors, did not receive any compensation for his service as a director during the fiscal year ended December 31, 2022.

2022 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	RSU Awards ($)[3]	Option Awards ($)[3]	Total ($)[4]
Sarah Bond	50,000	199,993	—	249,993
Renee Budig	60,000	199,993	—	259,993
Paul LeBlanc	50,000	199,993	—	249,993
Marne Levine	70,000	199,993	—	269,993
Marcela Martin	50,000	199,993	—	249,993
Richard Sarnoff	50,000	349,888	—	399,888
Ted Schlein	60,000	199,993	—	259,993
Melanie Whelan[1]	52,799	199,993	—	252,792
John (Jed) York [2]	67,201	199,993	—	267,194

(1)   Ms. Whelan was appointed as the Chair of the Compensation Committee effective September 20, 2022 and received a pro-rated cash retainer for serving as Chair.

(2)   Mr. York was the Chair of the Compensation Committee until September 20, 2022 and received a pro-rated annual cash retainer for serving as Chair.

(3)   Amounts shown in this column do not reflect dollar amounts actually received by non-employee directors. Instead these amounts reflect the aggregate grant date fair value calculated in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718, Compensation-Stock Compensation, (formerly SFAS 123R) ("ASC 718"), for awards granted during 2022. During 2022, each non-employee member of the Board of Directors, who was a director as of the close of our 2022 Annual Meeting of Stockholders on June 1, 2022, was granted an RSU award covering 10,672 shares of our common stock with an aggregate grant date fair value of $199,993. Due to Richard Sarnoff's appointment as non-executive Co-Chairperson of the Board, Mr. Sarnoff received an additional RSU award covering 8,004 shares of our common stock with an aggregate grant date fair value of $149,994. The grant date fair value for RSUs was determined using the closing share price of our common stock on the date of grant. For information on other valuation assumptions with respect to stock awards, refer to notes 2 and 15 of the notes to consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022. There can be no assurance that this grant date fair value will ever be realized by the non-employee director.

(4)   Non-employee directors receive no other form of remuneration, perquisites or benefits for their service as members of our Board of Directors, but they are reimbursed for their reasonable travel expenses incurred in attending Board of Directors and committee meetings and certain Chegg events and approved continuing education programs.

Our non-employee directors held the following number of stock options and unvested RSU awards as of December 31, 2022.

Name	Option Awards	RSU Awards
Sarah Bond	—	11,486
Renee Budig	43,445	10,672
Paul LeBlanc	—	10,672
Marne Levine	144,467	10,672
Marcela Martin	—	12,802
Richard Sarnoff	—	18,676
Ted Schlein	—	10,672
Melanie Whelan	—	10,672
John (Jed) York	80,456	10,672

Our Board of Directors recommends a vote **"FOR"** the election of each of the three director nominees.

Proposal No. 2

Non-Binding Advisory Vote on Executive Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934 and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted on July 21, 2010, we are required to seek, on a non-binding advisory basis, stockholder approval of the compensation of our named executive officers as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our named executive officers.

Compensation Program and Philosophy

Our executive compensation program is designed to:
- Attract, motivate and retain highly qualified executive officers in a competitive market;
- Provide compensation to our executives that are competitive and reward the achievement of challenging business objectives; and
- Align our executive officers' interests with those of our stockholders by providing a significant portion of total compensation in the form of equity awards.

Our Board of Directors believes that our current executive compensation program has been effective at aligning our executive officers' interests with those of our stockholders. Stockholders are urged to read the "Executive Compensation" section of this proxy statement, which further discusses how our executive compensation policies and procedures implement our compensation philosophy and contains tabular information and narrative discussion about the compensation of our named executive officers. The "Executive Compensation—Compensation Discussion and Analysis—Stockholder Engagement and Results of 2022 Stockholder Advisory Vote on Executive Compensation" section of this proxy statement also discusses our actions in response to the input of our stockholders with respect to our executive compensation policies and procedures.

The Compensation Committee and the Board of Directors believe that these policies and procedures are effective in implementing our compensation philosophy and in achieving our goals. Accordingly, we are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement by voting in favor of the following resolution:

"RESOLVED, that the stockholders approve, on a non-binding advisory basis, the compensation of Chegg, Inc.'s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and the accompanying narrative disclosures set forth in the proxy statement relating to Chegg, Inc.'s 2023 Annual Meeting of Stockholders."

Our Board of Directors recommends a vote "FOR" the approval of the compensation of our named executive officers as disclosed in this proxy statement.

Proposal No. 3

Approval of the Chegg, Inc. 2023 Equity Incentive Plan

We are asking our stockholders to approve our new Chegg, Inc. 2023 Equity Incentive Plan (the "Plan") because our 2013 Equity Incentive Plan (the "Prior Plan"), which was adopted in connection with our initial public offering, will expire on June 6, 2023. If the Plan is approved by our stockholders, the Plan will become effective on June 7, 2023, the date of our Annual Meeting.

If stockholders do not approve the Plan, we will not be able to provide equity incentives to attract and retain talent.

If the Plan is approved, the Plan will include 12,000,000 shares available for grant (the "Plan Pool"). In the interest of fulsome disclosure, between March 31, 2023 and June 6, 2023, we expect to grant approximately 4.0 million shares from our Prior Plan, including but not limited to with respect to our company-wide annual refresh grant cycle (the "Estimated Interim Grants").

The proposed Plan Pool represents a 70.2% reduction from the remaining pool of 40,298,126 shares available for grant in our Prior Plan as of March 31, 2023 not accounting for the Estimated Interim Grants, and represents a 66.9% reduction from such pool after taking into account the Estimated Interim Grants. The proposed Plan Pool also represents an approximately $396 million reduction from our Prior Plan after taking into account the Estimated Interim Grants assuming the fair market value of the shares as of March 31, 2023.

The Plan does not include an "evergreen" (i.e., automatic annual increase) provision.

In addition, any shares subject to awards, including shares subject to awards granted under the Prior Plan that are outstanding on the date of our Annual Meeting, that are cancelled, forfeited, repurchased, expire by their terms without shares being issued, or are used to pay the exercise price of an option or stock appreciation right or withheld to satisfy the tax withholding obligations related to any award, will be returned to the pool of shares available for grant and issuance under the Plan.

Beginning June 6, 2023, the date on which the Prior Plan expires, no additional shares will be issued under the Prior Plan. Outstanding awards under the Prior Plan will remain outstanding, unchanged and subject to the terms of the Prior Plan and the respective award agreements, until the expiration of such awards in accordance with their terms.

Summary of the Proposal

Our Board of Directors has determined that it is in the best interests of the Company and our stockholders to seek approval of the Plan. We believe this is necessary and appropriate for the following reasons:

- Equity compensation is a key element of our overall compensation program. While we are judicious in our use of equity, our equity program is exceptionally broad-based. We have provided the opportunity for 100% of our new hire full-time employees to receive equity grants, with approximately 85.0% of the shares granted in 2022 made to employees who are not our NEOs. As stockholders of Chegg, our employees are substantially aligned with our broader stockholder base to drive the long-term growth of the Company.

- Our Board of Directors believes that the Plan will enable us to continue to attract, retain and motivate talented individuals who will help achieve our goals.

- Our ability to attract and retain the talent we need to compete in our industry would be seriously hindered if the Plan is not approved by our stockholders. Thus, if the Plan is not approved, we would expect to again seek approval from our stockholders for a new equity incentive plan at a special meeting prior to our 2024 annual stockholders meeting, which would increase costs and would be a distraction from our management team's execution of our business goals. In addition, until a new equity incentive plan is approved, we may be required to consider other compensation alternatives, such as increasing cash compensation.

Equity Compensation Is a Critical Element of Our Compensation Program

In light of the impending expiration of our Prior Plan, approval of the Plan will allow us to continue to provide equity incentives to attract, retain and motivate talented individuals who will help expand our business and achieve our strategic objectives, to the benefit of all of our stockholders and in the best interest of Chegg.

We believe that our future success and our ability to remain competitive are dependent on our ability to attract, retain and motivate highly qualified talent. Competition for talent in our industry is intense. The use of equity compensation, including the grant of options, restricted stock units and certain performance-based restricted stock units, has historically been a significant part of our overall compensation philosophy and a cornerstone of our method for attracting and retaining top caliber employees. Allowing employees to acquire or increase their ownership stake in us aligns their interests with those of our stockholders, creating strong incentives for our employees to work hard for our future growth and success.

A broad-based equity incentive program focuses our employees who receive grants on achieving strong corporate performance, and we have embedded in our culture the necessity for employees to think and act as stockholders. We currently grant restricted stock units ("RSUs") to the majority of our newly hired employees, RSUs to our executives and RSUs to our non-employee directors. We also grant performance-based restricted stock units ("PSUs") to certain of our executives and anticipate continuing to do so in the future. This is an important component of our long-term employee incentive and retention plan and has been very effective in enabling us to attract and retain the talent critical for an innovative and growth-focused company.

Our Prior Plan will remain in effect only through June 6, 2023. If the Plan is not approved, we will not be able to grant RSUs or other forms of equity incentives and we would be forced to consider cash replacement alternatives to provide a market-competitive total compensation package necessary to attract, retain and motivate the employee talent critical to our future success. These cash replacement alternatives could, among other things, reduce the cash available for investment in growth and development and cause a loss of motivation by employees to achieve superior performance over a longer period of time. If the Plan is not approved, we believe we would be at a disadvantage against competitor companies. Accordingly, if the Plan is not approved, we would likely be required to again seek approval from our stockholders for a new equity incentive plan at a special meeting prior to our 2024 annual meeting of stockholders, which would increase costs and would be a distraction from our management team's execution of our business goals.

We Carefully Consider and Forecast Our Need for Shares

Our Compensation Committee thoughtfully manages our equity incentive programs to manage long-term stockholder dilution while maintaining our ability to attract, reward and retain key talent in a competitive market. In evaluating the number of shares initially reserved for grant under the Plan, our Compensation Committee considered a number of factors, including the costs of the share request as well as an analysis of certain burn rate and dilution metrics as summarized below.

Grant Practices

During the past three fiscal years, we granted equity awards under our Prior Plan as summarized in the chart below. We define gross "burn rate" as the number of time-based equity awards granted under our Prior Plan during the year plus performance-based equity awards earned and vested during the year, divided by the weighted average total number of shares of common stock outstanding. Our calculation of burn rate excludes potential dilution resulting from shares issued pursuant to our 2013 Employee Stock Purchase Plan (the "ESPP"). Our three-year average gross (which is not adjusted for forfeitures) burn rate was approximately 3.72% for fiscal years 2020 through 2022, as detailed in the chart below. This was below the three-year median gross burn rate of our 2022 compensation peer group (such peer group as described in detail in the "Executive Compensation—Compensation Discussion and Analysis" section of this proxy statement), which was 3.89%. This calculation of our burn rate does not include an adjustment for any shares that have been returned to the Prior Plan as a result of the forfeiture, lapse, repurchase or other termination of awards ("Returned Shares"). If the calculation of our three-year average gross burn rate was adjusted for the Returned Shares, it would be 3.0%.

As described in detail in the "Executive Compensation—Compensation Discussion and Analysis" section of this proxy statement, our 2022 peer group includes 19 companies similar to Chegg in size, industry, relevant business and financial metrics, geography, and other factors. These companies are predominantly classified as Software & Services under MSCI's and S&P's Global Industry Classification Standard Code ("GICS Code") for categorizing public companies by economic sector and industry group. We note that Chegg is classified as Consumer Services, which includes some other online education related software businesses like Chegg, but is primarily made up of companies outside of the technology industry. There is a substantial difference in the use of equity compensation between these two industry classifications as demonstrated by the applicable burn rate benchmarks published by ISS – Consumer Services (GICS 2530) is 2.06% and Software & Services (GICS 4510) is 5.27%. Therefore, when evaluating the reasonableness of our burn rate, our Compensation Committee looks beyond our assigned GICS Code.

Fiscal year	Stock Options Granted	Restricted Stock Units Granted	Performance Stock Units Earned & Vested	Total	Weighted Average Common Shares Outstanding (Mil)	Burn Rate (%)
2022	—	4,937,550	270,949	5,208,499	127.6	4.08
2021	—	5,747,689	595,566	6,343,255	141.3	4.49
2020	—	2,132,769	1,068,133	3,200,902	125.4	2.57
				Chegg 3-Year Average Gross Burn Rate:		3.72
				Peer Group 3-Year Median Gross Burn Rate (using 2022 peer group):		3.89

Outstanding Awards and Overhang

As of March 31, 2023:

- There were 119,628,297 total shares of our common stock outstanding;

- The closing market price of our common stock on March 31, 2023 was $16.30; and

- Our outstanding stock options have a weighted average per share exercise price of $6.8765 and a weighted average remaining contractual term of 2.02 years.

The following table shows outstanding equity awards granted under our Prior Plan and our Amended and Restated 2005 Stock Incentive Plan, and the number of shares remaining for grant under our Prior Plan, in each case as of March 31, 2023.

Plan	Outstanding appreciation awards (options) under all plans	Full value awards outstanding under all plans (including PSUs at target)	Number of shares available for grant
Prior Plan	257,542	9,147,558	40,298,126
Amended and Restated 2005 Stock Incentive Plan	47,374	—	—
Total:	304,916	9,147,558	40,298,126

Based on this information, as of March 31, 2023, our outstanding equity awards (not including awards under our ESPP) plus shares available for future grant under our Prior Plan represented approximately 41.6% of our common stock outstanding, which we refer to as our "overhang." If our Plan is approved, and assuming approximately 4.0m Estimated Interim Grants are issued between March 31, 2023 and June 6, 2023, we expect our overhang percentage instead to be approximately 21.3%.

Accordingly, our Board of Directors believes that the request for 12,000,000 shares is reasonable and prudent. After carefully forecasting our anticipated growth rate for the next few years and considering our historical usage and forfeiture rates, we currently believe that the proposed share reserve under the Plan will be sufficient for us to make anticipated grants of equity incentive awards under our current compensation program for approximately two to three years. However, a change in business conditions, company strategy or equity market or our stock price performance could alter this projection.

Good Governance and Compensation Practices

The Plan contains a number of provisions that we believe are consistent with the interests of our stockholders and good corporate governance and compensation practices, including:

- No evergreen;
- No option repricing without stockholder approval;
- No "liberal" change in control definition;
- No dividends on unvested awards;
- No excise tax gross ups;
- No automatic single trigger acceleration on a change in control;
- Minimum exercise price;
- Limits on non-employee director cash and equity compensation; and
- The ability to clawback awards under our clawback policies and/or any recoupment requirements imposed under applicable law or listing standards.

Purpose of the Plan

Approval of the Plan will enable us to continue to offer equity awards to attract and retain talented employees, directors, consultants, independent contractors and advisors and further align their interests and those of our stockholders by continuing to link a portion of their compensation with our performance.

The Plan will also reflect the best current compensation practices that implement strong governance-related protections for our stockholders, as described in the "Summary of the 2023 Equity Incentive Plan" section of this proxy statement below.

If approved by our stockholders, the Plan will be effective on the date of stockholder approval. We intend to register the additional shares authorized under the Plan under the Securities Act. If our stockholders do not approve the Plan, the Plan will not become effective and, since our Prior Plan will have previously terminated, we will not be able to grant stock options, RSUs or other forms of equity incentives and we would be forced to consider cash replacement alternatives, and we would likely be required to again seek approval from our stockholders for a new equity incentive plan at a special meeting prior to our 2024 annual meeting of stockholders.

Summary of the 2023 Equity Incentive Plan

The following is a summary of the principal features of the Plan. This summary, however, does not purport to be a complete description of all of the provisions of the Plan. It is qualified in its entirety by reference to the full text of the Plan, a copy of which is in included in its entirety as Appendix B to this proxy statement.

Background; Purpose. The Plan was adopted by our Board of Directors on April 7, 2023 and serves as the successor to the Prior Plan. Subject to our stockholder's approval, the Plan will become effective on the date of our Annual Meeting, and will terminate 10 years after the date approved by our Board of Directors. The purpose of the Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to our success.

Eligibility. Employees, officers, directors, consultants, independent contractors and advisors of the Company or any parent, subsidiary or affiliate of the Company are eligible to receive awards. As of March 31, 2023, we had 4 executive officers, 9 non-employee directors and approximately 1,727 other employees who would be eligible to participate in the Plan.

Administration. The Plan will be administered by the Compensation Committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. The Compensation Committee will act as the plan administrator and have the authority to construe and interpret the Plan, grant awards, determine the terms and conditions of awards and make all other determinations necessary or advisable for the administration of the plan (subject to the limitations set forth in the Plan). However, our Board of Directors establishes the terms for the grant of awards to non-employee directors as discussed above under "Proposal No.1 - Election of Directors—Director Compensation."

Share Reserve. If stockholders approve the Plan, there will be 12,000,000 shares authorized under the Plan, subject to adjustment only to reflect stock splits and similar events.

In addition, the following shares underlying awards granted under the Plan or the Prior Plan will become available for grant under the Plan: (a) shares subject to issuance upon exercise of a stock option or stock appreciation right but which cease to be subject to the option or stock appreciation right for any reason other than exercise of the stock option or stock appreciation right; (b) shares subject to awards that are forfeited or are repurchased by the company at the original issue price; (c) shares subject to awards that otherwise terminate without such shares being issued; (d) shares surrendered pursuant to a stockholder-approved Exchange Program (as defined in the Plan), (e) shares that are subject to an award that is settled in cash; and (f) shares that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to an award.

Shares that otherwise become available for grant and issuance shall not include shares subject to awards that initially became available because of the Company's substitution or assumption of awards granted by another company in connection with an acquisition of such company, or otherwise, as permitted under the Plan.

Equitable Adjustments. As is typical in equity plans, in the event of a change in our common stock via a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in the capital structure of the Company without consideration, proportionate adjustments will be made to the number and class of shares reserved for issuance and future grant under the Plan (including the maximum number and class of ISOs (as defined below)), and the applicable exercise prices of and number and class of shares subject to outstanding awards, subject to any required action by the Board of Directors or the stockholders of the Company.

Equity Awards. The Plan will permit us to grant the following types of awards:

Stock Options. The Plan provides for the grant of Incentive Stock Options ("ISOs") and Non-qualified Stock Options ("NQSOs"). ISOs may be granted only to our employees or employees of our parent, subsidiaries and affiliates. NQSOs may be granted to eligible employees, consultants and directors or any of our parent, subsidiaries or affiliates. We are able to issue no more than 36,000,000 shares pursuant to the grant of ISOs under the Plan. The Compensation Committee determines the terms of each option award, provided that ISOs are subject to statutory limitations. The Compensation Committee also determines the exercise price for a stock option, provided that the exercise price of an option may not be less than the fair market value of our common stock on the date of grant (with certain additional requirements for certain ISOs).

Options granted under the Plan vest at the rate and/or subject to performance requirements specified by the Compensation Committee and such vesting schedule is set forth in the stock option agreement to which such stock option grant relates. The Compensation Committee determines the term of stock options granted under the Plan, up to a term of ten years (with certain additional requirements for certain ISOs).

After the option holder ceases to provide services to us, he or she is able to exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates. Generally, the vested option will remain exercisable for three months after an optionee's cessation of service, except in the case of termination due to death, disability or termination for cause. An option may not be exercised later than its expiration date.

Restricted Stock Units. RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve specified performance goals. If the RSUs have not been forfeited, then on the date specified in the award agreement we will deliver to the holder of the RSUs shares of our common stock, cash or a combination of our common stock and cash as specified in the applicable award agreement.

Restricted Stock Awards. A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions that the Compensation Committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the achievement of performance goals during a performance period. The Compensation Committee determines the price of a restricted stock award. Unless otherwise set forth in the award agreement, vesting will cease on the date the participant no longer provides services to us, and at that time unvested shares will be forfeited to us or subject to repurchase by us.

Stock Bonus Awards. A stock bonus is an award of shares of our common stock for past or future services to us. Stock bonuses can be granted as additional compensation for performance and, therefore, are not issued in exchange for cash. The Compensation Committee determines the number of shares to be issued as stock bonus and any restrictions on those shares. These restrictions may be based on completion of a specified period of service with us or upon the achievement of performance goals during a performance period. Unless otherwise set forth in the award agreement, vesting ceases on the date the participant no longer provides services to us, and at that time unvested shares will be forfeited to us or are subject to repurchase by us.

Stock Appreciation Rights. Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the stock appreciation right. Stock appreciation rights may vest based on time or achievement of performance goals.

Performance Awards. A performance award is an award of a cash bonus or a bonus denominated in shares or units that is subject to performance factors. The award of performance shares may be settled in cash or by issuance of those shares (which may consist of restricted stock). These awards are subject to forfeiture because of termination of employment or failure to achieve the performance conditions.

Performance Factors. The Compensation Committee may establish performance goals from the performance criteria set forth in the Plan, which include the following: Profit Before Tax; Sales; Expenses; Billings; Revenue; Net revenue; Earnings (which may include earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA), and Adjusted EBITDA); Operating income; Operating margin; Operating profit; Controllable operating profit, or net operating profit; Net Profit; Gross margin; Operating expenses or operating expenses as a percentage of revenue; Net income; Earnings per share; Total stockholder return or relative stockholder return; Market share; Return on assets or net assets; The Company's stock price; Growth in stockholder value relative to a pre-determined index; Return on equity; Return on invested capital; Cash Flow (including free cash flow or operating cash flows) or cash flow margins; Balance of cash, cash equivalents and marketable securities; Cash conversion cycle; Economic value added; Individual confidential business objectives; Contract awards or backlog; Overhead or other expense reduction; Credit rating; Completion of an identified special project; Completion of a joint venture or other corporate transaction; Strategic plan development and implementation; Succession plan development and implementation; Improvement in workforce diversity; Employee satisfaction; Employee retention; Customer indicators and/or satisfaction; New product invention or innovation; Research and development expenses; Attainment of research and development milestones; Improvements in productivity; Bookings; Working-capital targets and changes in working capital; Attainment of operating goals and employee metrics; Net new annual contract value; Net expansion rate; and any other metric as determined by the Compensation Committee. The Compensation Committee may provide for one or more equitable adjustments to the performance criteria to preserve the Compensation Committee's original intent regarding such criteria at the time of the initial award grant, such as but not limited to, adjustments in recognition of unusual or non-recurring items such as acquisition related activities or changes in applicable accounting rules.

Stockholder Approval Required for Repricing, Exchange and Buyout. The Compensation Committee may not, without the approval of our stockholders, (i) reprice any Options or SARs, (ii) lower the exercise price per share of any award after it is granted or (iii) cancel any award when the exercise price per share exceeds the fair market value of one share in exchange for cash or another award.

Insider Trading; Clawback Policy. Each participant who receives an award will comply with any policy adopted by the Company from time to time covering transactions in securities by employees, officers and/or directors of the Company.

All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board of Directors or required by law during the term of the participant's employment or other service with the Company, and in addition to any other remedies available under such policy and applicable law, the Company may require the cancellation of outstanding awards and the recoupment of any gains realized with respect to awards.

Restrictions on Dividends and Dividend Equivalents. A participant will have no right to payment of stock dividends or stock distributions with respect to unvested shares, and any such dividends or stock distributions will be accrued and paid only at such time, if any, as such unvested shares become vested shares and are no longer subject to restrictions and risk of forfeiture.

Change in Control. *If* we undergo a Corporate Transaction (as defined in the Plan), the Plan provides that outstanding awards shall be subject to the definitive agreement related thereto, and (i) may be continued, assumed, converted, replaced or substituted by the successor or acquiring entity, or by a parent or subsidiary of the successor or acquiring entity, for substantially equivalent awards (including, but not limited to, an award to acquire the same consideration paid to our stockholders pursuant to the Corporate Transaction), in each case after taking into account appropriate adjustments to the exercise price and the number and nature of shares subject to such awards as may be necessary or desirable under applicable law and the Internal Revenue Code of 1986, as amended (the "Code"), (ii) may be fully accelerated or (iii) may be settled for their intrinsic value (which may be determined to be zero). In the event such successor or acquiring corporation (if any) refuses to continue, assume, convert, replace or substitute awards, or awards are not settled for their intrinsic value, pursuant to a Corporate Transaction, then such awards shall have their vesting accelerate as to all shares subject to such award (and any applicable right of repurchase fully lapse) immediately prior to the Corporate Transaction, with the acceleration of performance awards based on the greater of actual performance through the date of the Corporate Transaction or target performance unless otherwise set forth in the performance award agreement, and then such awards will terminate.

Awards need not be treated similarly in a Corporate Transaction and treatment may vary from award to award and/or from participant to participant.

In the event of a Corporate Transaction, the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable (as applicable) in full upon the consummation of such event at such times and on such conditions as the Compensation Committee determines.

Foreign Award Recipients. In order to comply with the laws in other countries in which the Company and its subsidiaries and affiliates operate or have employees or other individuals eligible for awards, the Compensation Committee will have the power and authority to modify the terms and conditions of any award granted to individuals outside the United States to comply with applicable foreign laws, establish sub-plans and modify exercise procedures and other terms and procedures, and take any action that the Compensation Committee determines to be necessary or advisable to comply with any local governmental regulatory exemptions or approvals.

Transferability of Awards. Unless the Compensation Committee provides otherwise, the Plan does not allow for the transfer of awards, other than by will or the laws of descent and distribution, and generally only the recipient of an award may exercise it during his or her lifetime.

Grants to Non-Employee Directors. Non-employee directors are eligible to receive any type of award offered under the Plan except ISOs. No non-employee director may receive awards under the Plan that, when combined with cash compensation received for service as a non-employee director, exceeds $750,000 in value in any calendar year ($1,000,000 in the calendar year in which such non-employee director first joins the Board of Directors). Awards under the Plan may be granted to non-employee directors, may be automatically made pursuant to a policy adopted by the Board of Directors, or made from time to time as determined in the discretion of the Board of Directors.

Amendment and Termination. The Board of Directors is permitted to amend or terminate the Plan at any time, subject to stockholder approval where required. In addition, no amendment that is detrimental to a participant in the Plan may be made to an outstanding award without the consent of the affected participant unless such termination or amendment is necessary to comply with applicable, law, regulation or rule. Provided the Plan is approved by our stockholders at the Annual Meeting, and unless terminated earlier in accordance with its terms, the Plan will terminate 10 years from April 7, 2023, the date the Plan was adopted by the Board of Directors.

Federal Income Tax Consequences. The following is a general summary under current law of certain U.S. federal income tax consequences to participants who are citizens or individual residents of the United States relating to the types of equity awards that may be granted under the Plan. This summary deals with the general tax principles and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed.

Nonqualified Stock Options, Stock Appreciation Rights. A recipient of an NSO or stock appreciation right will not recognize taxable income upon the grant of those awards. However, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized on a subsequent disposition of the shares of common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Incentive Stock Options. Neither the grant nor the exercise of an incentive stock option will generally result in any taxable income to the recipient, except that the alternative minimum tax may apply at the time of exercise. The recipient will recognize a capital gain or loss on a later sale or other disposition of such shares provided that he or she does not dispose of such shares within two years from the date the option was granted or within one year after the shares were acquired by the recipient. If the shares are not held for the holding periods described above, the recipient will recognize ordinary income equal to the lesser of (i) the difference between the fair market value of the shares on the date of exercise and the exercise price, or (ii) the difference between the sales price and the exercise price. Any gain or loss recognized on a subsequent disposition of the shares of common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Restricted Stock Units. A holder of RSUs does not recognize taxable income when the RSUs are granted. The recipient of the award generally will recognize ordinary income in each year in which the units vest in an amount equal to the fair market value of the shares of common stock received. Any gain or loss recognized on a subsequent disposition of the shares of common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Other Awards. The grant of Restricted Stock Awards, Stock Bonus Awards and Performance Shares will generally not be a taxable event. Generally, the recipient will recognize ordinary income equal to the excess of the fair market value over the price paid, if any, in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable or (ii) no longer subject to substantial risk of forfeiture (unless, with respect to an award of restricted stock, the recipient elects to accelerate recognition as of the date of grant).

In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes ordinary income, subject to Section 162(m) of the Code and the relevant income tax regulations. Section 162(m) places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. We may from time to time pay compensation to our executives that may not be deductible if the Compensation Committee believes that doing so is in the best interests of our stockholders.

ERISA Information. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

New Plan Benefits

No awards have been made under the Plan, and no awards have been granted that are contingent on the approval of the Plan. Awards under the Plan would be made at the discretion of the Compensation Committee or the Board of Directors. Therefore, the benefits and amounts that will be received or allocated under the Plan in the future are not determinable at this time.

Currently, our non-employee directors are entitled to receive cash and equity compensation for their service as directors as described above under the "Proposal No.1 - Election of Directors—Director Compensation" section of this proxy statement.

For further and complete information on the terms of the Proposed Plan, please see the full text of the Proposed Plan in Appendix B.

Vote Required and Board of Directors Recommendation

The approval of the Plan requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

Our Board of Directors recommends a vote "FOR" the approval of the 2023 Equity Incentive Plan as disclosed in this proxy statement.



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Proposal No. 4

Approval of the Chegg, Inc. Amended and Restated 2013 Employee Stock Purchase Plan

We are asking our stockholders to approve the amendment and restatement, in its entirety, of our 2013 Employee Stock Purchase Plan (our "ESPP" and, as amended and restated, our "Restated ESPP") to enable our employees to continue to purchase shares of our common stock under the Restated ESPP. The approval of this amendment and restatement of the ESPP will (i) reduce the available share pool of our ESPP to 4,000,000 shares of our common stock from 10,801,299, (ii) remove the automatic increase ("evergreen") provision, (iii) extend the term of the ESPP and (iv) make certain clarifying revisions. Our Board of Directors adopted the Restated ESPP on April 7, 2023, subject to approval by our stockholders. The Restated ESPP will become effective on June 7, 2023, the date of our Annual Meeting, if approved by our stockholders. **We are not asking for any additional shares for the ESPP and are reducing the available share pool to 4,000,000 shares.**

Our Board of Directors believes that our success to date is, and our future success will be, due to our highly talented employee base. Our Board of Directors believes that the ESPP has been, and the Restated ESPP will be, an important incentive tool supporting us in our continued efforts to attract, retain and motivate qualified employees, while also aligning the long-term value creation objectives of our workforce with those of our stockholders.

If the Restated ESPP is not approved, the ESPP will expire on May 15, 2024.

The primary purpose of the Restated ESPP is to:

- Decrease the available share pool to 4,000,000 shares of our common stock.
- Remove the evergreen provision.
- Extend the term such that the Restated ESPP will expire upon the earlier of the issuance of all the shares of our common stock reserved for issuance under the Restated ESPP or its termination by our Board of Directors.

As of March 31, 2023, 10,801,299 shares remained available for issuance under the ESPP and 2,788,867 had previously been granted under the ESPP. The total number of shares reserved under the ESPP since its original adoption in 2013 is 13,585,718 shares, which includes the shares that have already been issued under the ESPP and are no longer available for issuance. If the Restated ESPP is approved, the available share pool will be reduced to 4,000,000 shares. The closing market price of our common stock as of March 31, 2023 was $16.30 per share, as reported on the NYSE. As of March 31, 2023, there were 119,628,297 shares of our common stock outstanding. **As noted above, no new shares are being requested for the Restated ESPP.**

We believe that reduced share pool under the Restated ESPP will give us an adequate number of shares to operate the ESPP for several years; however, this is an estimate and future circumstances (including the rate at which employees participate in the ESPP and the trading price of our common stock) may impact the rate at which the shares reserved are utilized and may result in the pool of shares lasting a shorter or longer period of time.

Summary of the Restated ESPP

The Restated ESPP provides eligible employees with an opportunity to purchase shares of our common stock at a discount through accumulated payroll deductions. The principal terms of the Restated ESPP are summarized below. This summary is qualified in its entirety by reference to the full text of the Restated ESPP, which is attached as Appendix C to this proxy statement.

The Restated ESPP, including the right of participants to make purchases under the Restated ESPP, is intended to qualify as an "Employee Stock Purchase Plan" under the provisions of Section 421 and 423 of the Code. The provisions of the Restated ESPP shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of those sections of the Code. The Restated ESPP will not be a qualified deferred compensation plan under Section 401(a) of the Code, and is not subject to the provisions of ERISA.

Shares Reserved for Issuance

We are not asking for any additional shares for the Restated ESPP and are reducing the available share pool to 4,000,000 shares from 10,801,299. Additionally, the Restated ESPP does not include an evergreen provision.

Offering Periods

The Restated ESPP is currently expected to continue to be administered through consecutive six-month periods referred to as Offering Periods, commencing on May 16 and November 16 of each year. The Compensation Committee may change the duration and structure of future Offering Periods in accordance with the terms of the Restated ESPP, provided that no Offering Period may extend for a period longer than 27 months.

On the first trading day of each Offering Period (the "Offering Date"), each eligible employee who has properly enrolled in that Offering Period in accordance with the rules prescribed by the Compensation Committee will be granted an option to purchase shares of the Company's common stock to be funded by payroll deductions, based on the participant's elected contribution rate. Unless a participant has properly withdrawn from the Offering Period, each option granted under the Restated ESPP will automatically be exercised on the last trading day of the Offering Period (the "Purchase Date"). The purchase price will be equal to 85% of the lesser of the fair market value of our common stock on (i) the Offering Date and (ii) the Purchase Date.

Plan Administration

The Restated ESPP is administered by our Compensation Committee. Subject to the terms of the Restated ESPP, the Compensation Committee will have the authority to, among other matters, determine the eligibility of participants, determine the terms and conditions of offerings under the Restated ESPP, and construe and interpret the terms of the Restated ESPP.

Eligibility

Generally, all of our employees and employees of any of our subsidiaries designated by the Compensation Committee will be eligible to participate in the Restated ESPP; provided that employees who own (or are deemed to own as a result of stock attribution rules) stock constituting 5% or more of the total combined voting power or value of all classes of our stock or any of our subsidiaries will not be permitted to participate in the Restated ESPP. As of the date hereof, no employee owns this amount of stock.

The Compensation Committee may, in its discretion, exclude the following categories of employees from participation: (i) employees who are not employed prior to the beginning of an Offering Period or prior to such other time period as specified by the Compensation Committee; (ii) employees who have been employed less than two (2) years; (iii) employees who are customarily employed 20 hours or less per week; (iv) employees who are customarily employed five months or less in a calendar year; (v) certain "highly compensated" employees; (vi) employees who are citizens or residents of a foreign jurisdiction, if such employee's participation is prohibited under the laws of the jurisdiction governing such employee or compliance with the laws of the foreign jurisdiction would violate the requirements of Section 423 of the Code; (vii) employees who do not meet any other eligibility requirements that the Compensation Committee may choose to impose (within the limits permitted by the Code); and (viii) individuals who provide services to the Company who are reclassified as common law employees for any reason except for federal income and employment tax purposes.

As of March 31, 2023, approximately 1,727 of our employees were eligible to participate in the Restated ESPP, and approximately 1,392 employees participated in the ESPP from 2014 through 2022.

Enrollment in the Restated ESPP

Eligible employees become participants in the Restated ESPP by completing a subscription agreement, or enrolling online, to authorize payroll deductions prior to the applicable Offering Date. A person who becomes employed after the commencement of an Offering Period may not participate in the Restated ESPP until the commencement of the next Offering Period.

Contribution and Purchase Limitations

Unless otherwise determined by the Compensation Committee in accordance with the terms of the Restated ESPP, no participant may (i) elect a contribution rate of more than 15% of his or her Compensation (as defined in the Restated ESPP) for the purchase of shares under the Restated ESPP in any one payroll period; (ii) purchase more than 8,000 shares of the Company's common stock under the Restated ESPP on any one Purchase Date (or such greater or lesser number as the Compensation Committee may determine); and (iii) purchase shares that have a fair market value of more than $25,000, determined as of the Offering Date, in any calendar year in which the Offering Period is in effect.

Certain Corporate Transactions

If the number of outstanding shares of our common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our capital structure without consideration, then the Compensation Committee will proportionately adjust the number and class of shares available under the Restated ESPP, the purchase price, the number of shares any participant has elected to purchase and the limit on the number of shares a participant may purchase on any one Purchase Date.

In the event of a Corporate Transaction (as defined in the Restated ESPP), each outstanding right to purchase our common stock under the Restated ESPP will be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the purchase right, the Offering Period with respect to which such purchase right relates will be shortened and provide for a new final Purchase Date, which shall occur on or prior to the consummation of the Corporate Transaction, as determined by the Compensation Committee. The Restated ESPP shall terminate on the closing of the Corporate Transaction.

Amendments and Termination

The Compensation Committee may generally amend, suspend or terminate the Restated ESPP at any time without stockholder approval, except as may be required by applicable law or exchange listing rules. Unless sooner terminated by the Compensation Committee, the Restated ESPP will terminate on the date all shares available for issuance under the Restated ESPP have been issued.

Certain U.S. Federal Income Tax Consequences

The following is a general summary of the United States federal income tax consequences to us and to participants in the Restated ESPP based on tax laws in effect as of the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters that may be relevant to any particular participant. Among other considerations, this summary does not describe the tax laws of any state, municipality or foreign jurisdiction, or describe gift, estate, excise, payroll or other employment taxes. Participants are advised to consult with their tax advisors regarding the tax consequences of participation in the Restated ESPP. The Restated ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code and the following discussion is based on the assumption that it is so qualified.

Each participant's payroll deductions under the Restated ESPP will be made on an after-tax basis. Generally, the participant will not recognize any taxable income at the time he or she is granted an option to purchase shares of common stock during an Offering Period or at the time the option is exercised to purchase shares on behalf of the participant. Generally, for U.S. participants, the participant will generally only recognize taxable income (or loss) on the date the participant sells or otherwise disposes of the acquired shares. The particular tax consequence depends on the length of time such shares are held by the participant prior to the sale or disposition, and the location of the participant.

If the shares are sold or disposed of more than two years from the first day of the Offering Period during which the shares were purchased, and more than one year from the Purchase Date or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of (i) the amount by which the fair market value of the shares on the Offering Date exceeded the purchase price of the shares (calculated as though the shares had been purchased on the Offering Date) and (ii) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price. If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them.

We are generally not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized upon a sale or disposition of shares prior to the expiration of the holding periods described above.

New Plan Benefits

Participation in the Restated ESPP is voluntary and each eligible employee will have the discretion to determine whether and to what extent to participate in and contribute to the Restated ESPP. Accordingly, the benefits and amounts that will be received or allocated to officers and other employees under the Restated ESPP are not determinable at this time.

Historical Plan Benefits

The table below sets forth the number of shares purchased pursuant to our ESPP since inception through March 31, 2023 by our named executive officers (as defined in the "Executive Compensation—Compensation Discussion and Analysis" section of this proxy statement), all current executive officers as a group and all employees (excluding all current executive officers) as a group as of March 31, 2023. Our non-employee directors were not eligible to participate in our ESPP.

Named Executive Officer and Position	Number of Shares Issued Under ESPP
Dan Rosensweig, President, Chief Executive Officer and Co-Chairperson	17,023
Andrew Brown. Chief Financial Officer	1,334
Nathan Schultz, Chief Operating Officer	9,769
John Fillmore, President of Chegg Skills	17,023
All current executive officers as a group (4 persons)	45,149
All employees (excluding current executive officers)	2,743,718

Vote Required and Board Recommendation

The approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present or represented by proxy and entitled to vote at the Annual Meeting that are voted "FOR" or "AGAINST" this proposal. Broker non-votes and abstentions will have no effect on the outcome of the vote.

> **Our Board of Directors recommends a vote "FOR" the approval of the Chegg, Inc. Amended and Restated 2013 Employee Stock Purchase Plan as disclosed in this proxy statement.**

Proposal No. 5

Ratification of Independent Registered Public Accounting Firm

Our Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our Audit Committee has selected Deloitte & Touche LLP ("Deloitte") as our principal independent registered public accounting firm to perform the audit of our consolidated financial statements for fiscal year ending December 31, 2023. As a matter of good corporate governance, our Audit Committee has decided to submit its selection of its principal independent registered public accounting firm to stockholders for ratification. In the event that the appointment of Deloitte is not ratified by our stockholders, the Audit Committee will review its future selection of Deloitte as our principal independent registered public accounting firm.

Deloitte audited our financial statements for the fiscal year ended December 31, 2022. Representatives of Deloitte are expected to be present at the Annual Meeting, and they will be given an opportunity to make a statement at the meeting if they desire to do so, and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm's Fees Report

We regularly review the services and fees of our independent registered public accounting firm. These services and fees are also reviewed with our Audit Committee annually.

In addition to performing the audit of our consolidated financial statements, Deloitte, the member firm of Deloitte Touche Tohmatsu Limited and their respective affiliates (the "Deloitte Group"), provided various other services during 2022 and 2021. Our Audit Committee has determined that the Deloitte Group's provisioning of these services, which are described below, does not impair Deloitte's, or the Deloitte Group's, independence from Chegg.

Fees Paid to Independent Registered Public Accounting Firm

Fees billed to us by the Deloitte Group for services rendered in 2022 and 2021 totaled $4,002,809 and $5,591,237, respectively, and consisted of the following:

Fees Billed to Chegg	Fiscal Year 2022 ($)	Fiscal Year 2021 ($)
Audit fees	3,457,949	3,312,309
Audit related fees	—	2,116,848
Tax fees	544,860	162,080
All other fees	—	—
Total fees	4,002,809	5,591,237

Audit Fees

Audit Fees include the aggregate fees incurred for the audits of the annual consolidated financial statements and the effectiveness of our internal control over financial reporting, including accounting consultations, comfort procedures related to our equity and convertible senior notes offerings, and the reviews of our quarterly financial statements. In addition, this category also includes fees for services that were incurred in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees include the aggregate fees incurred for acquisition related financial due diligence services.

Tax Fees

Tax fees primarily included tax compliance, tax advisory and consulting services.

All Other Fees

The Company paid no other fees to the Deloitte Group during the fiscal years ended December 31, 2022 and 2021.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. Our Audit Committee may also pre-approve particular services on a case-by-case basis. All of the services relating to the fees described in the table above were approved by our Audit Committee.

> **Our Board of Directors recommends a vote "FOR" approval of Proposal No. 5.**



Moments that inspire
Real life. Real possibilities.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 10, 2023 by:

- each stockholder known by us to be the beneficial owner of more than 5% of our common stock;
- each of our directors or director nominees;
- each of our named executive officers; and
- all of our directors and executive officers as a group.

Percentage ownership of our common stock is based on 119,628,297 shares of our common stock outstanding on April 10, 2023. We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to equity awards that are currently vested or will become vested within 60 days of April 10, 2023 to be outstanding and to be beneficially owned by the person holding the award for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Chegg, Inc., 3990 Freedom Circle, Santa Clara, California 95054.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Owned
NAMED EXECUTIVE OFFICERS AND DIRECTORS:		
Dan Rosensweig[1]	1,683,505	1.4%
Andrew Brown[2]	164,829	*
Nathan Schultz[3]	149,664	*
John Fillmore[4]	104,286	*
Esther Lem[5]	112,825	*
Sarah Bond[6]	14,918	*
Renee Budig[7]	83,508	*
Paul LeBlanc[8]	11,861	*
Marcela Martin[9]	12,269	*
Marne Levine[10]	130,295	*
Richard Sarnoff[11]	225,959	*
Ted Schlein[12]	280,879	*
Melanie Whelan[13]	24,528	*
John (Jed) York[14]	119,039	*
Directors and Executive Officers as a Group[15]	3,118,365	2.6
5% STOCKHOLDERS:		
Baillie Gifford & Co[16]	17,929,525	15.0%
The Vanguard Group, Inc.[17]	12,012,019	10.0%
BlackRock, Inc.[18]	9,026,981	7.5%

*   Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)   Consists of (a) 1,605,457 shares held by Mr. Rosensweig, (b) 25,000 shares held by The Rosensweig Family Revocable Trust U/A/D 03-12-07 where Mr. Rosensweig is a Co-Trustee, (c) 48,842 shares held by The Rosensweig 2012 Irrevocable Children's Trust U/A/D 11-06-12 where Mr. Rosensweig is a Co-Trustee, and (d) 4,206 restricted stock units held by Mr. Rosensweig that will vest within 60 days of April 10, 2023.

(2)   Consists of (a) 53,883 shares held by Mr. Brown, (b) 108,843 shares held by The Andy and Pam Brown Family Trust where Mr. Brown is a Co-Trustee, and (c) 2,103 restricted stock units held by Mr. Brown that will vest within 60 days of 10, 2023.

(3)   Consists of (a) 147,561 shares held by Mr. Schultz and (b) 2,103 restricted stock units held by Mr. Schultz that will vest within 60 days of 10, 2023.

(4)   Consists of (a) 102,604 shares held by Mr. Fillmore and (b) 1,682 restricted stock units held by Mr. Fillmore that will vest within 60 days of April 10, 2023.

(5)   Consists of (a) 111,479 shares held by Ms. Lem and (b) 1,346 restricted stock units held by Ms. Lem that will vest within 60 days of April 10, 2023.

(6)   Consists of (a) 4,246, shares held by Ms. Bond, and (b) 10,672 restricted stock units held by Ms. Bond that will vest within 60 days of April 10, 2023.

(7)   Consists of (a) 29,391 shares held by Ms. Budig, (b) 43,445 shares subject to stock options held by Ms. Budig that are exercisable within 60 days of April 10, 2023, and (c) 10,672 restricted stock units held by Ms. Budig that will vest within 60 days of April 10, 2023.

(8)   Consists of (a) 1,189 shares held by Mr. LeBlanc and (b) 10,672 restricted stock units that will vest within 60 days of April 10, 2023.

(9)   Consists of (a) 1,130 shares held by Ms. Martin and (b) 10,939 restricted stock units that will vest within 60 days of April 10, 2023.

(10)   Consists of (a) 11,197 shares held by Ms. Levine, (b) 108,426 shares subject to stock options held by Ms. Levine that are exercisable within 60 days of April 10, 2023, and (c) 10,672 restricted stock units that will vest within 60 days of April 10, 2023.

(11)   Consists of (a) 207,283 shares held by Mr. Sarnoff, and (b) 18,676 restricted stock units that will vest within 60 days of April 10, 2023.

(12)   Consists of (a) 189,737 shares held by Mr. Schlein, (b) 80,470 shares held by the Schlein Family Trust dated April 20, 1999, and (c) 10,672 restricted stock units that will vest within 60 days of April 10, 2023.

(13)   Consists of (a) 13,856 shares held by Ms. Whelan and (b) 10,672 restricted stock units that will vest within 60 days of April 10, 2023.

(14)   Consists of (a) 27,911 shares held by Mr. York, (b) 80,456 shares subject to stock options held by Mr. York that are exercisable within 60 days of April 10, 2023, and (c) 10,672 restricted stock units that will vest within 60 days of April 10, 2023.

(15)   Consists of (a) 2,770,279 shares, (b) 232,327 shares subject to stock options that are exercisable within 60 days of April 10, 2023, and (c) 115,759 restricted stock units which are subject to vesting conditions expected to occur within 60 days of April 10, 2023, each of which are held by our directors and officers as a group.

(16)   Consists of 17,929,525 shares of Chegg's common stock beneficially owned as of December 31, 2022, based on a Schedule 13G/A filed with the SEC on January 18, 2023, by Baillie Gifford & Co. In such filing, Baillie Gifford & Co. lists its address as Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK, and indicates that it has solve voting power with respect to 16,069,648 shares of Chegg's common stock, shared voting power with respect to 0 shares of Chegg's common stock, sole dispositive power with respect to 17,929,525 shares of Chegg's common stock, and shared dispositive power with respect to 0 shares of Chegg's common stock. Securities reported on the Schedule 13G/A as being beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

(17)   Consists of 12,012,019 shares of Chegg's common stock beneficially owned as of December 31, 2022, based on a Schedule 13G/A filed with the SEC on February 9, 2023, by The Vanguard Group. In such filing, The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has sole voting power with respect to 0 shares of Chegg's common stock, shared voting power with respect to 211,596 shares of Chegg's common stock, sole dispositive power with respect to 12,012,019 shares of Chegg's common stock, and shared dispositive power with respect to 206,724 shares of Chegg's common stock.

(18)   Consists of 9,026,981 shares of Chegg's common stock beneficially owned as of December 31, 2022, based on a Schedule 13G/A filed with the SEC on February 3, 2023, by Blackrock, Inc. In such filing, Blackrock, Inc. lists its address as 55 East 52nd Street, New York, NY 10055, and indicates that it has sole voting power with respect to 8,796,099 shares of Chegg's common stock, shared voting power with respect to 0 shares of Chegg's common stock, sole dispositive power with respect to 9,026,681 shares of Chegg's common stock, and shared dispositive power with respect to 0 shares of Chegg's common stock.



Chegg

Dedicated to empowering students.

Our Management

The names of our executive officers, their ages as of April 10, 2023, and their positions are shown below.

Name	Age	Position(s)
Dan Rosensweig	62	President, Chief Executive Officer and Co-Chairperson
Andrew Brown	63	Chief Financial Officer
Nathan Schultz[1]	45	Chief Operating Officer
John Fillmore	43	President of Chegg Skills
Esther Lem	67	Chief Marketing Officer

(1) Mr. Schultz was promoted from President of Learning Skills to Chief Operating Officer on October 18, 2022.

The Board of Directors chooses executive officers, who then serve at the discretion of the Board of Directors. There are no familial relationships between any of our executive officers and directors.

For information regarding Mr. Rosensweig, please refer to the "Proposal No. 1 – Election of Directors" section of this proxy statement above.

Andrew Brown has served as our Chief Financial Officer since October 2011. From 2004 to 2009, Mr. Brown served as the Chief Financial Officer of Palm, Inc., a smartphone provider. Mr. Brown was semi-retired following his departure from Palm before he joined us. Prior to serving at Palm, Mr. Brown served as the Chief Financial Officer of Pillar Data Systems, Inc., a computer data storage company, Legato Systems, Inc., a storage management company subsequently acquired by Dell EMC (formerly EMC Corporation), and ADPT Corporation (formerly Adaptec, Inc.). Mr. Brown also serves on the business school advisory board at Eastern Illinois University. Mr. Brown holds a B.S. in accounting from Eastern Illinois University.

Nathan Schultz has served as our Chief Operating Officer since October 2022 and previously served as our President of Learning Services from December 2018 to October 2022, our Chief Learning Officer from June 2014 until December 2018, our Chief Content Officer from May 2012 until June 2014, our Vice President of Content Management from 2010 to May 2012 and our Director of Textbook Strategy from 2008 to 2010. Prior to joining us, Mr. Schultz served in various management positions at R.R. Bowker LLC, a provider of bibliographic information and management solutions; Monument Information Resource, a marketing intelligence resource acquired by R.R. Bowker; Pearson Education, an education publishing and assessment service; and Jones & Bartlett Learning LLC, a division of Ascend Learning Company and provider of education solutions. Mr. Schultz holds a B.A. in History from Elon University.

John Fillmore has served as our President of Chegg Skills since September 2020 and previously served as our Chief Business Officer from December 2018 until September 2020, our Chief of Business Operations from October 2015 to December 2018 and our Business Leader for Required Materials from June 2013 to October 2015. Prior to Chegg, Mr. Fillmore's experience included service at Bain & Company, a management consulting firm, and as Chief Deputy Director for the Office of Planning and Research under then-California Governor Arnold Schwarzenegger, where he focused on education and economic development. Mr. Fillmore holds a B.S. from the University of Oregon Robert D. Clark Honors College and an M.B.A. from Harvard Business School.

Esther Lem has served as our Chief Marketing Officer since December 2010. In 2009, Ms. Lem served as the Vice President, Hair Projects, Global Hair Category at Unilever N.V., a global supplier of food, home and personal care products. From 2000 to 2009, Ms. Lem served as the Vice President of Brand Development for Unilever North America on the deodorants and hair categories, a division of Unilever. Prior to 2000, Ms. Lem served as the Vice President of Marketing for Unilever Canada. Ms. Lem also currently serves on the Board of Directors of Aceable, Inc., an online provider of licensing courses. Ms. Lem holds an Honors Business Administration degree (H.B.A.) in business from the University of Western Ontario.



A real world of possibility

Supporting students in their learning journey.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

In this Compensation Discussion and Analysis, we address our compensation program for our executive officers and specifically the compensation paid or awarded to the following executive officers of our Company for the year ended December 31, 2022 who are listed in the Summary Compensation Table that follows this discussion and who we refer to as our "named executive officers" or "NEOs":

Name	Title
Dan Rosensweig	President, Chief Executive Officer and Co-Chairperson
Andrew Brown	Chief Financial Officer
Nathan Schultz[1]	Chief Operating Officer
John Fillmore	President of Chegg Skills
Esther Lem	Chief Marketing Officer

(1) Mr. Schultz was promoted from President of Learning Skills to Chief Operating Officer on October 18, 2022.

References in this section to "fiscal year 2022," "fiscal year 2021" and "fiscal year 2020" refer to our fiscal years ended December 31, 2022, December 31, 2021, and December 31, 2020 respectively.

Business Overview

Millions of people all around the world Learn with Chegg. Our mission is to improve learning and learning outcomes by putting students first. We support life-long learners starting with their academic journey and extending into their careers. The Chegg platform provides products and services to support learners to help them better understand their academic course materials, and also provides personal and professional development skills training, to help them achieve their learning goals.

Performance Highlights

During 2022, Chegg executed well in a challenging operating environment, including the enrollment loss of nearly 1.5 million students in the US during COVID and a decreased emphasis on academic rigor from both students and professors. These industry-wide headwinds created a reduction in the demand for higher education support services and, ultimately, a substantial decline in the number of new subscribers to our services, particularly in the first half of 2022. However, by the second half of the year, we saw improvements in new subscribers, increased take-rates for the Chegg Study Pack (which now stands at 40%), and retention for the Chegg Study Pack nearly equaling that of Chegg Study. In addition, we also saw increased demand for Chegg Skills.

Chegg ended the year on a strong note, with 8.2 million subscribers in 2022, Chegg Services Revenue year over year growth of 10%, Adjusted EBITDA margin of 33%, and $150 million in free cash flow.[1] Through it all, we continued to focus on our mission: providing overwhelming value to learners across the world while investing for future growth. We remained focused on improving content, personalization, and user experience domestically while localizing content, apps, and pricing for our international customers. We started to invest in non-academic content and services to serve learners more holistically, and these offerings are designed to deepen engagement, accelerate growth, strengthen brand loyalty, and importantly, help learners. We continue to leverage evolving technology, including artificial intelligence, to expand our content capabilities and increase our efficiency. We believe the best learning experience for students will include artificial intelligence and machine learning models that are trained with large education data sets including input from vertical experts and that are designed specifically for learning. We are very excited about the next chapter for Chegg and are energized by the scale of the opportunity in front of us.

Compensation Highlights

Our Compensation Committee determined that Chegg's compensation philosophy and objectives would be best served and fulfilled with a mix of base salary and equity grants. Our Compensation Committee granted annual cycle long-term equity compensation to our NEOs with a target mix of 50% restricted stock units ("RSUs") and 50% performance-based restricted stock units ("PSUs").

Chegg Services Revenue and Adjusted EBITDA targets each represented 50% of the PSU targets for our NEOs. Chegg Services Revenue for fiscal year 2022 of $733.9 million did not meet the threshold target of $750 million set in our annual PSUs ("2022 PSUs"); and Adjusted EBITDA achieved at 79% of target with 2022 Adjusted EBITDA coming in at $254.5 million and target achievement set at $265 million. As a result, our NEOs' performance-based compensation was paid accordingly at a blended 39.5% of target.



(1)   See Appendix A for a reconciliation of GAAP to a non-GAAP measures and other information.

Adjusted EBITDA is a non-GAAP financial measure. We define "Adjusted EBITDA" as earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted for print textbook depreciation expense and to exclude share-based compensation expense, other income, net, acquisition-related compensation costs, transitional logistics charges, impairment of lease related assets, and restructuring charges. A reconciliation of net income to EBITDA or Adjusted EBITDA, prepared in accordance with generally accepted accounting principles in the United States ("GAAP"), is included as Appendix A to this proxy statement.

In addition, by delivering the vast majority of our NEOs' compensation in the form equity, the value ultimately realized by our executives continues to be closely linked to our stock price performance. As of December 31, 2022, our CEO's "realizable value" of compensation (see below chart) is only 54% of target, further demonstrating alignment between pay and performance.

CEO 2022 TARGET TOTAL COMPENSATION VS REALIZABLE COMPENSATION ($MIL)



Target total direct compensation reflects salary paid through 2022 and the grant date fair value of the 2022 equity awards, including RSUs and PSUs. Realizable value reflects salary paid during 2022 and value of the 2022 equity awards based on Chegg's closing stock price of $25.27 on December 31, 2022, with the 2022 PSUs earned at 39.5% of target.

Stockholder Engagement and Results of 2022 Stockholder Advisory Vote on Executive Compensation

We value the input of our stockholders on our compensation program, and we critically assess our compensation program taking into account such input. We regularly engage with our stockholders on a variety of issues, including their views on our executive compensation practices. We hold an advisory vote on executive compensation, or a say-on-pay vote, on an annual basis. At the Annual Meeting of Stockholders on June 1, 2022, 75.8% of our stockholders voted "FOR" our executive compensation program (63.4% including those that voted "ABSTAIN").

As a follow-up to the 2022 Annual Meeting of Stockholders, we reached out to our top stockholders. We spoke directly to and/or received feedback from those holding approximately 36% of our outstanding common stock. Discussions on compensation with these stockholders were generally led by Melanie Whelan, Chair of our Compensation Committee, and Debra Thompson, our Chief People Officer. All feedback received was shared and discussed with our Compensation Committee. Some of our stockholders expressed concern over the one-time TSR awards granted in 2021, which were not repeated in 2022. Other stockholders had specific suggestions for metrics that could be considered for use within our incentive programs. In response to stockholders' feedback, for the 2023 PSU program, we will be incorporating a free cash flow performance metric. Many stockholders also expressed concern over the "evergreen" provision in our 2013 Equity Incentive Plan. As a result, our 2023 Equity Incentive Plan, which will be voted on by the stockholders at this year's annual meeting (see Proposal No. 3), does not contain an "evergreen" provision.

Our regular on-going discussions with stockholders provide an opportunity for us to receive input from our stockholders regarding our executive compensation program design and discuss the philosophy and structure of our executive compensation program, all of which help to guide us in refining the design of our executive compensation program.

We expect to continue our dialogue with stockholders and take their feedback into account when evaluating our executive compensation program going forward.

Compensation Practices

We designed our executive compensation program with the intention of aligning pay with performance while balancing risk and reward. To help us accomplish these key objectives, we have adopted the following policies and practices:

What We Do	• Pay-for-Performance • Prioritize stockholder alignment with a high percent of pay mix allocated to equity compensation, half of which is performance-conditioned for our executive officers • Use a representative and relevant peer group for assessing compensation • Consider stockholder dilution and burn rate in our equity compensation decisions • Include caps on individual payouts in incentive plans • Maintain a recoupment policy on cash or equity incentive awards in the event of a financial restatement • Maintain stock ownership guidelines for our executive officers and non-employee directors • Maintain a Compensation Committee comprised solely of independent directors • Retain an independent compensation consultant • Conduct ongoing stockholder outreach • Conduct an annual Say-On-Pay Vote
What We Don't Do	• Provide guaranteed annual salary increases or bonuses • Provide excise tax gross-ups • Provide defined benefit or contribution retirement plans or arrangements, other than our Section 401(k) plan which is generally available to all employees • Provide excessive benefits and/or perquisites to our executive officers, including retiree post-termination benefits • Include "single-trigger" vesting change of control provisions in equity awards • Allow hedging or monetization transactions, such as zero cost collars and forward sale transactions

Process for Setting Executive Compensation

Compensation Philosophy and Objectives

Our executive compensation program is designed to:

- Attract, motivate and retain highly qualified executive officers in a competitive market;

- Reward the achievement of challenging business objectives; and

- Align our executive officers' interests with those of our stockholders by providing a significant portion of total compensation in the form of equity awards.

We operate in a fast-paced, innovative education software and services industry, which is an emerging category with very few public company peers in the United States. We are the largest direct-to-student education learning platform. Our executive team possesses a unique mix of education software industry experience and the ability to scale for high growth and profitability. Our leaders are difficult to replace, and we compete for talent in the highly competitive San Francisco Bay Area market. To retain key talent and remain competitive in our labor market, we provide compensation to our employees that recognizes and incentivizes high performance.

Our total direct compensation to our executive officers consists of two components: base salary and equity incentive compensation. Our base salaries provide a stable source of income and keep our compensation competitive. Our time and performance-based equity compensation provides an incentive for our executive officers to achieve both short-term and long-term corporate goals. We generally do not grant cash bonuses to our executives. We believe that allocating a meaningful percentage of compensation to equity-based opportunities motivates our executive officers to create long-term stockholder value. Our total direct compensation is generally targeted at market competitive ranges, and while competitive market data informs the pay decisions of our Compensation Committee, it is not the determinative factor in setting our executives' compensation. In setting compensation levels, our Compensation Committee further takes into account our financial and market performance on an absolute basis and relative to our peer group, as well as individual factors, including but not limited to job responsibilities and complexity of the role, contributions to Chegg, market competition for talent, experience and tenure.

Role of Our Compensation Committee, Management and Independent Compensation Consultant

Role of Our Compensation Committee

Our Compensation Committee is responsible for developing, implementing, and overseeing our compensation and benefit programs and policies, including administering our equity incentive plans. On an annual basis, the Compensation Committee reviews and approves compensation decisions relating to our executive officers, including our CEO, taking into consideration compensation on a role-specific basis as well as relative to positions at a similar level and for the executive team overall, and our corporate financial performance and overall financial condition.

The Compensation Committee also evaluates risk as it relates to our compensation programs, including our executive compensation program. As discussed under "Risk Considerations" section of this proxy statement below, the Compensation Committee does not believe that our compensation and benefits programs and policies encourage excessive or inappropriate risk taking.

Role of Our Management

Our CEO reviews the annual performance of each executive (except his own performance) and makes recommendations to the Compensation Committee regarding each executive's base salary and equity compensation (other than for himself). The Compensation Committee may modify individual compensation levels and components for executive officers and is not bound to accept our CEO's recommendations.

Role of Our Independent Compensation Consultant

For fiscal year 2022, the Compensation Committee retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant. The Compensation Committee determined that FW Cook is an independent compensation advisor including for purposes of the Dodd-Frank Act and other applicable SEC and NYSE regulations. During fiscal year 2022, FW Cook was retained to review our compensation philosophy and objectives, to develop a compensation peer group, to gather and analyze compensation data for our compensation peer group, to evaluate compensation practices and pay levels for our executives and non-employee directors, to review certain compensation arrangements with our executives, and to assist with our disclosure in this Compensation Discussion and Analysis. In the course of fulfilling these responsibilities, representatives of FW Cook attended Compensation Committee meetings and met with management from time to time to gather relevant information.

FW Cook performs no other services for us, other than its work for the Compensation Committee and only reports to the Compensation Committee and does not provide services to our management.

2022 Compensation Peer Group

Our Compensation Committee generally considers market data compiled by FW Cook to better inform its determination of the key components of our executive compensation program and to develop a program that it believes will enable us to compete effectively for new executives and retain existing executives. In general, this market data consists of compensation information from both broad-based third-party compensation surveys and a compensation "peer group". Our peer group for purposes of making determinations with respect to 2022 compensation consists of software companies that are similar to us in revenue, market capitalization, market capitalization to revenue ratio, growth, and relevant geographic locations where we compete for executive talent (generally San Francisco Bay Area, Los Angeles, and New York). While Chegg is classified by MSCI and S&P under the Global Industry Classification Standard (GICS) in the "Education Services" sub-industry, our peer group and competitive market consists primarily of other software, SaaS, and internet companies. Therefore, the industries represented in our peer group extend beyond Education Services and also include companies in the following GICS industries: "Application Software," "Internet & Direct Marketing Retail," "Internet Services & Infrastructure," "Real Estate Services," and "Systems Software."

Each year, the Compensation Committee, with the assistance of FW Cook, conducts an annual review of the compensation levels and practices of our peer companies. As part of the review, the Compensation Committee assesses our compensation peer group to ensure the constituents continue to generally meet the selection criteria listed above. For the 2022 compensation peer group, Cornerstone OnDemand was removed due to being taken private.

For our 2022 compensation decisions, our compensation peer group consisted of the 19 companies set forth below:

2U, Inc.	LivePerson, Inc.	Ring Central, Inc.
Alteryx, Inc.	MongoDB, Inc.	The Trade Desk Inc.
Box, Inc.	New Relic, Inc.	Twilio, Inc.
Coupa Software Inc.	Nutanix, Inc.	Zendesk, Inc.
Dropbox	Okta, Inc.	Zillow Group, Inc.
Etsy, Inc.	Paylocity Holding Corporation	
Guidewire Software, Inc.	Qualys, Inc.	

The Compensation Committee also references surveys from a third-party compensation consultancy survey covering general technology companies with annual revenues between $500 million and $1 billion. These surveys, as well as the peer group information, serve as data points in determining the appropriate pay mix and overall compensation, but the Compensation Committee does not benchmark its compensation to any particular level or against any specific member of our compensation peer group or such surveys.

Elements of Fiscal Year 2022 Compensation

Fiscal Year 2022 Pay Mix

Consistent with our compensation philosophy and objectives, we provide compensation to our CEO and our executive officers in the form of base salaries, RSUs and PSUs. We generally do not provide annual cash incentive opportunities to our executive officers, which are typically provided by our peer companies, as our equity incentive compensation is intended to tie the majority of our executive officer's pay to the delivery of long-term stockholder value. Our 2022 PSUs include a one-year performance period to incentivize the achievement of critical short-term goals and also include a multi-year time-based vesting component to keep the focus on the creation of long-term stockholder value. Equity compensation in fiscal year 2022 constitutes 91% of the total pay mix for our CEO and 86% on average for our other NEOs. Our CEO has a higher proportion of his total direct compensation in the form of equity awards since he has greater authority and responsibility to take actions that will impact our share price.

2022 Total Direct Compensation and Target Pay Mix[1]

CEO	OTHER NEOs	DESCRIPTION
Base Salary		
 9%	 14%	Fixed cash compensation component based on the market-competitive value of the executive's responsibilities and individual performance.
Time-Based RSUs		
 45%	 43%	Represents 50% of the target long-term incentive value of our annual equity awards. Intended to provide retention value and align the interests of executives and stockholders. Awards vest over 36 months, with one-third vesting on March 12, 2023, and then in equal quarterly installments over the next 24 months, subject in each case to the
Performance-Based RSUs		
 45%	 43%	Represents 50% of the target long-term incentive value of our annual equity awards. Designed to motivate and reward executives to drive critical annual performance goals with a multi-year service vesting requirement that aligns long-term interests of executives and stockholders. Performance is measured based on two equally weighted financial metrics in 2022, (1) Chegg Services Revenue and (2) Adjusted EBITDA. To the extent performance is achieved, vests over 36 months, with one-third vesting on March 12, 2023, and then in equal quarterly installments over the next 24 months, subject in each case to the applicable executive's

(1)   Target pay mix represents annual base salary rates as of the fiscal year end, RSUs at grant date fair value, and PSUs at grant date fair value, assuming the target performance level is achieved. Percentages may not sum to 100% due to rounding.

Base Salaries

We pay an annual base salary to each of our executive officers in order to attract and retain executive talent and provide them with a fixed and stable rate of cash compensation during the year. Base salaries for our executive officers are reviewed by the Compensation Committee (annually, or, on occasion, semi-annually) during the first or last quarter of the calendar year. The Compensation Committee takes into consideration a variety of factors when determining base salary adjustments, including our compensation objectives, each executive's responsibilities and individual performance, and the compensation peer group and third-party survey market analysis provided by FW Cook.

During the first quarter of 2022, the Compensation Committee reviewed each of our NEOs cash compensation and the factors described above, and determined to make changes to the salaries of the NEOs for 2022, as follows:

Named Executive Officer	2022 Salary ($)	Salary Increase (%)
Dan Rosensweig	1,100,000	10.0%
Andrew Brown	825,000	10.0%
Nathan Schultz[1]	825,000	10.0%
John Fillmore	715,000	10.0%
Esther Lem	605,000	10.0%

(1)   Mr. Schultz's salary for 2022 was initially increased to $825,000. Effective November 10, 2022, his salary was increased to $900,000 in connection with his promotion to Chief Operating Officer.

Equity Incentive Compensation

The Compensation Committee believes that equity compensation should represent a significant amount of our executive officers' total compensation so that the interests of our executive officers are aligned with those of our stockholders. The Compensation Committee determines the amount of equity compensation appropriate for each NEO based on a variety of factors, including our compensation objectives; corporate operational and financial performance and relative stockholder return; each executive's responsibilities; the compensation peer group and third-party survey market analysis provided by FW Cook; historical equity grants and equity holdings; and internal parity and, for executive officers other than the CEO, recommendations from the CEO.

Executive officers are initially granted an equity award, generally in the form of RSUs, when they join us, based on their position and their relevant prior experience. These initial RSUs vest over four years and no shares vest before the one-year anniversary of the date of grant. We spread the vesting of new hire equity grants over four years to compensate our executives for their contributions over time and to encourage retention and focus on long-term value creation. Thereafter, equity awards are generally granted annually to eligible executive officers around March of each year. The Compensation Committee has the discretion to grant equity awards in addition to these annual grants based on, among other factors, changes in job responsibilities, performance and experience, or material changes in market compensation.

In March 2022, the Compensation Committee granted annual cycle long-term equity compensation to our NEOs with a target mix of 50% RSUs and 50% PSUs. The Compensation Committee believes that a 50/50 mix of time-based and performance-based equity awards for 2022 continues to be the most effective incentive for driving and rewarding achievement of short-term company objectives while also creating long-term incentives to sustain that performance and supporting the retention of our executive officers. The Compensation Committee routinely evaluates and considers the type of awards granted under our equity incentive program and may, in the future, decide that other types of awards or a different mix of awards are appropriate to provide incentives to our executive officers.

In October 2022, the Compensation Committee determined to increase Mr. Schultz's 2023 annual target equity award value to $6.6 million in connection with his promotion to Chief Operating Officer. Rather than granting Mr. Schultz an off-cycle grant in connection with his promotion, Mr. Schultz was granted this annual equity award on March 27, 2023, and it was split into 50% RSUs and 50% PSUs.

Restricted Stock Units

We grant RSUs because they provide retentive value for our executive officers and are linked to creating stockholder value as the award value increases with our stock price appreciation. On March 28, 2022, we granted RSUs to each of our NEOs vesting one-third on March 12, 2023 and the remaining amount vesting in equal quarterly installments over the next 24 months, conditioned on the executive officer's service up to and through the applicable vesting dates.

Performance-Based Restricted Stock Units

We grant PSUs because they are linked to stockholder value creation, like RSUs, but are also leveraged to our financial performance and allow us to set appropriate annual goals that we believe are critical to drive long-term success. On March 28, 2022, the Compensation Committee granted PSUs to our NEOs subject to the achievement of certain financial performance goals and conditioned on the executive officer's service up to and through the applicable multi-year, time-based vesting dates.

The Compensation Committee determined the achievement of these PSUs in March 2023 based on two equally weighted performance metrics: (1) fiscal year 2022 Chegg Services Revenue and (2) fiscal year 2022 Adjusted EBITDA (both as defined below). These two metrics were selected because the Compensation Committee believes that Chegg Services Revenue growth and Adjusted EBITDA, a non-GAAP measure of profitability, are the most important drivers of stockholder value for Chegg in 2022 as they are primary components of our overall revenue growth and profitability. The selection of these two measures as PSU metrics ensures our executive officers are incentivized in accordance with the long-term interests of our stockholders. The performance metrics are synchronized with the board-approved corporate strategic plan and associated metrics and targets.

We currently use a one-year performance period (with a multi-year time-based vesting schedule) for our annual cycle PSUs to allow us the flexibility to set appropriate annual goals to drive stockholder value given our growth expectations and the rapidly changing nature of the industry in which we operate.

Upon the determination of the level of attainment of the performance metrics, a percentage of PSUs will be earned based on actual achievement and will be eligible to vest over a three-year time-based vesting schedule. Any PSUs that are not earned will be forfeited at the end of the performance period and will not be eligible to vest. One-third of the earned PSUs vested on March 12, 2023, the date our Compensation Committee determined the level at which the performance metrics had been met (as described below), the "Initial Vesting Date." The remaining earned PSUs shall vest in quarterly installments over the 24 months following the Initial Vesting Date. Vesting is subject to the executive officer's continued service up to and through the applicable vesting dates. The time-based vesting element of the achieved 2022 PSUs provides additional retention of our executive officers and alignment with stockholders on creating long-term value.

The number of PSUs that may be earned range from 0% to 150% of the total number of shares subject to the PSU award depending on the level of performance achieved for each goal. No payout will be made for performance below the threshold level. The metrics are equally weighted (each representing 50% of the target number of shares) and measured separately, and the resulting number of earned PSUs with respect to each metric are added together for the total number of earned PSUs that are eligible to vest over time. If actual performance falls between the threshold, target, or maximum levels, linear interpolation will be used to determine the number of PSUs earned, as set forth in the table below:

Performance Level	Threshold	Target	Maximum
Payout % of Award	50%	100%	150%
Chegg Services Revenue	$750,000,000	$780,000,000	$810,000,000
Adjusted EBITDA*	$240,000,000	$265,000,000	$290,000,000

*Adjusted EBITDA is a financial measure not prepared in accordance with GAAP. "Adjusted EBITDA" means earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted for print textbook depreciation expense and to exclude share-based compensation expense, other income (expense), net, acquisition-related compensation costs, transitional logistics charges, impairment of lease related assets, and restructuring charges. A reconciliation of net income to EBITDA or Adjusted EBITDA, prepared in accordance with GAAP, is included as Appendix A to this proxy statement.

"Chegg Services Revenue" includes revenues from our Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, Busuu and Thinkful offerings.

The Compensation Committee recognizes the importance of establishing rigorous but realistic performance targets with respect to our annual cycle PSUs in order to motivate executives to drive strong performance that translates to long-term value creation for stockholders. Chegg has continued to grow and the Compensation Committee has established increasing targets for Chegg Services Revenue and Adjusted EBITDA for each of the last three annual PSU cycles consistent with our growth trajectory.



2022 Long-Term Incentive Awards

The grant date fair value calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 ("ASC 718") of the annual cycle RSUs and PSUs is set forth in the table below, denominated at target payout levels.

Named Executive Officer	Number of Shares Granted		Grant Date Fair Value of Awards	
	Time-Vesting RSUs (#)	PSUs (Target) (#)	Time-Vesting RSUs ($)	PSUs (Target) ($)
Dan Rosensweig	153,545	153,545	5,499,982	5,499,982
Andrew Brown	76,772	76,772	2,749,973	2,749,973
Nathan Schultz	76,772	76,772	2,749,973	2,749,973
John Fillmore	61,418	61,418	2,199,993	2,199,993
Esther Lem	49,134	49,134	1,759,980	1,759,980

Fiscal Year 2022 Performance-Based Restricted Stock Units Payout

In March 2023, the Compensation Committee certified our financial performance in 2022 with respect to the 2022 PSU metrics. We achieved $733.9 million in Chegg Services Revenue, resulting in a payout percentage of 0% for the Chegg Services Revenue component, and we achieved $254.5 million in Adjusted EBITDA, resulting in a payout percentage of 79.0% for the Adjusted EBITDA component. The weighted average of the payout was 39.5% of Target.

The 2022 PSUs that were earned vest over a three-year, time-based vesting schedule as follows: one-third vested on March 12, 2023 and the remaining earned 2022 PSUs vest in quarterly installments over the 24-month period following March 12, 2023. Vesting is subject to the executive officer's continued service up to and through the applicable vesting dates.

Total Shareholder Return PSUs

During 2021, to incentivize our executives' long-term engagement, drive the next phase of our growth and support retention, we granted special absolute total shareholder return PSUs (the "TSR PSUs") to certain of our executive officers. The TSR PSUs are eligible to be earned based on share price growth over a three-year performance period from March 1, 2021 through February 29, 2024 (subject to a four-year time-vesting period from the grant date), as set forth below.

The TSR PSU goal is measured by calculating the percentage of growth of our share price from $99.05 (the "Beginning Stock Price"), which was the closing trading price of our common stock on the March 1, 2021 date of grant. For this growth calculation, we calculate the percentage growth from our Beginning Stock Price to any consecutive 60-trading day average during the performance period. The TSR PSUs are eligible to vest based on the Company's absolute TSR during the three-year performance period, as follows:

TSR PSUs	
TSR %	PSUs Earned %*
Maximum	+75%	150%
Target	+50%	100%
Threshold	+25%	50%

* Linear interpolation applies between threshold and target and target and maximum.

Since we approved the TSR PSU targets in March 2021, macroeconomic conditions have resulted in a decrease in stock prices in the market. None of the performance goals for the TSR PSUs had been achieved as of December 31, 2022 or as of March 31, 2023.

Fiscal Year 2023 Compensation Program

For 2023, we made several adjustments to the structure of our executive compensation program in response to our stockholders' feedback. The key components of our NEOs' compensation continue to be salary and equity compensation, with equity compensation comprising the majority of compensation to drive alignment between our executives and stockholders. In 2023, we continued to grant a 50/50 blend of RSUs and PSUs. The PSU awards now incorporate a third financial performance metric, free cash flow, which is equally weighted with Chegg Services Revenue and Adjusted EBITDA. We plan to include free cash flow as an additional performance metric because it is an important indicator of, among other things, (i) the amount of cash that the business is generating, (ii) the leverage in our business model, (iii) our liquidity, and (iv) what drives stockholder value for Chegg. in 2023. As such, we believe free cash flow to be an appropriate performance measure for our executive officers whose decisions can significantly impact this metric.

Other Programs and Policies

Benefits and Perquisites

Our NEOs participate in the same employee benefit and retirement programs that are generally provided to all other employees, including our 401(k) plan, employee stock purchase plan, health care plans, life insurance plan and other welfare benefit programs. We do not provide additional benefits or perquisites to our NEOs that are not made available to other employees.

Severance and Change-of-Control Arrangements

To enable us to attract talented executives, as well as ensure ongoing retention when considering potential corporate transactions that may create uncertainty as to future employment, we offer certain post-employment and change-of-control payments and benefits to certain NEOs. Given the nature and competitiveness of our industry, the Compensation Committee believes these severance and change-of-control protections are essential elements of our NEOs' compensation program and assist us in recruiting, retaining and developing key management talent. Our change-of-control benefits are intended to allow key employees, including our NEOs, to focus their attention on the business operations of our Company in the face of the potentially disruptive impact of a rumored, or actual change-of-control transaction, to assess takeover bids objectively without regard to the potential impact on their own job security and to allow for a smooth transition in the event of a change-of-control.

We have entered into an offer letter agreement with Mr. Rosensweig and adopted a Change-of-Control Severance Plan in which each of the NEOs, other than Mr. Rosensweig, participates. These arrangements provide, as applicable, cash severance benefits and equity award vesting acceleration in the event of certain terminations of employment both outside a change-of-control and in connection with a change-of-control (i.e., double-trigger severance protections). We do not provide "single trigger" protections or tax gross-ups if an executive is subject to excise taxes as a result of severance or change-of-control benefits. A detailed description of the terms of Mr. Rosensweig's offer letter and the Change-of-Control Severance Plan can be found under the "Termination and Change-of-Control Arrangements" section of this proxy statement.

Insider Trading and Hedging Policies

We have adopted an Insider Trading Policy whereby our employees, officers and directors, members of their immediate families and others living in their households and associated entities (e.g. venture capital funds, partnerships, trusts, corporations), and consultants are prohibited from insider trading and hedging our securities except pursuant to procedures set forth in the policy. Under this policy, we prohibit any of the individuals from hedging or monetization transactions, such as zero cost collars and forward sale transactions, and transactions relating to the future price of our common stock, such as put or call options and short sales. Additionally, no individual may use Chegg securities as collateral in a margin account or pledge Chegg securities as collateral for a loan or modify an existing pledge unless the individual wishing to pledge securities submits a request for preclearance to the Insider Trading Compliance Officer in advance. In 2022, the SEC adopted amendments to Rule 10b5-1 under the Exchange Act that became effective in February 2023 setting forth new conditions for insiders seeking to avail themselves of the affirmative defense afforded by Rule 10b5-1 and new disclosure requirements with respect to insider trading policies and procedures (the "10b5-1 Amendments"). On March 15, 2023, our Governance and Sustainability Committee amended our Insider Trading Policy to establish procedures for compliance with the 10b5-1 Amendments.

Rule 10b5-1 Plans

Certain of our directors and executive officers have adopted written plans, known as Rule 10b5-1 plans, in which they have contracted with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from the director or executive officer. The director or executive officer may amend or terminate the plan in some circumstances. The adoption, amendment, termination and certain other actions with respect to Rule 10b5-1 plans must comply with the terms of our Insider Trading Policy.

Compensation Recoupment ("Clawback") Policy

In February 2019, we adopted a compensation recoupment and forfeiture, or "clawback," policy that applies to our executive officers. Under this policy, in the event of a material restatement of financial results, the Board of Directors or Compensation Committee will, in such circumstances as it deems appropriate, recoup or require forfeiture of cash or equity award incentive payments in excess of any compensation that would have been earned by the executive officer based upon the restated financial results. The Compensation Committee will review and approve a revised clawback policy to comply with new NYSE rules relating to the recoupment of compensation in connection with a financial restatement, following approval of those rules by the SEC.

Executive Stock Ownership Guidelines

We maintain stock ownership guidelines for our executive officers. These guidelines are intended to align the economic interests of our executive officers with our stockholders by requiring them to acquire and maintain a meaningful ownership interest in our common stock. Executive officers are required to acquire and hold an amount of our common stock equal to a multiple of base salary within five years of the later of (i) the establishment of our guidelines in 2019 or (ii) the commencement of employment service or promotion into an executive position. Shares subject to stock options, restricted stock units and performance based restricted stock units do not count towards satisfaction of these guidelines. As of December 31, 2022, all of our executive officers met such stock ownership guidelines.

Position	Stock Ownership Requirement
CEO	3x annual cash salary
Other Executive Officers	1x annual cash salary

Accounting and Tax Considerations

While our Compensation Committee considers the deductibility of awards as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible by us for tax purposes. We account for equity compensation paid to our employees under FASB ASC 718, which requires us to estimate and record an expense over the service period of the award. FASB ASC Topic 710 also requires us to record cash compensation as an expense at the time the obligation is accrued.

Risk Considerations

The Compensation Committee has discussed the concept of risk as it relates to our compensation programs, including our executive compensation program, and the Compensation Committee does not believe that our compensation programs encourage excessive or inappropriate risk taking. As described in further detail in this Compensation Discussion and Analysis section, we structure our pay to consist of both fixed and variable compensation. In fiscal year 2022, the Compensation Committee and management considered whether our compensation programs for employees created incentives for employees to take excessive or unreasonable risks that could materially harm our Company. The Compensation Committee believes that our compensation programs are typical for companies in our industry and that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

- We structure our compensation programs to consist of both fixed and variable components. The fixed (or base salary) component of our compensation programs is designed to provide income independent of our stock price performance so that employees will not focus exclusively on stock price performance to the detriment of other important business metrics. The variable (time and performance-based equity) components of our compensation programs are designed to reward both short-term and long-term Company performance, which we believe discourages employees from taking actions that focus only on our short-term success and helps align our employees with our stockholders and our longer-term success. Our restricted stock units have time-based vesting and our performance-based restricted stock units have both a performance and time-based vesting component.

- We maintain internal controls over the measurement and calculation of financial information, which are designed to prevent information from being manipulated by any employee, including our executive officers.

- Our employees are required to comply with our Code of Business Conduct and Ethics, which covers, among other things, accuracy in keeping financing and business records.

- The Compensation Committee approves employee equity award guidelines as well as the overall annual equity pool. Any recommended equity award outside these guidelines requires approval by the CEO, per delegated authority from the Compensation Committee, on a limited basis. We believe that this helps ensure we grant equity compensation appropriately and in a sustainable manner.

- A significant portion of the compensation paid to our executive officers and the members of our Board is in the form of equity awards to align their interests with the interests of stockholders.

- We maintain stock ownership guidelines for our executive officers and the members of our Board to ensure that they retain specified levels of equity in Chegg.

- As part of our Insider Trading Policy, we prohibit the trading of derivatives or hedging transactions involving our securities so that our Board of Directors, executive officers and all other employees cannot insulate themselves from the effects of poor stock price performance or engage in trading that is not aligned with value creation for our stockholders.

Report of the Compensation Committee

The information contained in the following report of our Compensation Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by us under the Securities Exchange Act of 1934 or the Securities Act of 1933, as amended, unless and only to the extent that we specifically incorporate it by reference.

The Compensation Committee oversees our compensation policies, plans and benefit programs. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this proxy statement.

Submitted by the Compensation Committee

Melanie Whelan, Chair*
Sarah Bond
Marne Levine
John (Jed) York

*Ms. Whelan was appointed as the Chair of the Compensation Committee on September 20, 2022.

Summary Compensation

The following table provides information regarding all compensation awarded to, earned by or paid to our NEOs for all services rendered in all capacities to us during fiscal years 2022, 2021 and 2020.

Name and Principal Position[1]	Year	Salary ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Dan Rosensweig	2022	1,075,000	10,999,964	12,200	12,087,164
President and Chief Executive Officer	2021	1,000,000	19,999,479	6,126	21,005,605
	2020	1,000,000	9,374,954	6,126	10,381,080
Andrew Brown	2022	806,250	5,499,946	12,200	6,318,396
Chief Financial Officer	2021	750,000	9,999,672	6,500	10,756,172
	2020	652,083	4,374,973	6,500	5,033,556
Nathan Schultz	2022	821,875	5,499,946	12,200	6,334,021
Chief Operating Officer	2021	750,000	9,999,672	4,875	10,754,547
	2020	652,083	4,374,973	4,875	5,031,931
John Fillmore	2022	698,750	4,399,986	12,200	5,110,936
President of Chegg Skills	2021	650,000	7,999,725	4,875	8,654,600
	2020	552,083	2,999,957	4,875	3,556,915
Esther Lem	2022	591,250	3,519,960	12,200	4,123,410
Chief Marketing Officer	2021	550,000	6,399,720	6,500	6,956,220
	2020	514,583	2,999,957	6,500	3,521,040

(1)   The amounts reported in this column represent the aggregate grant date fair value of RSU and PSU awards granted under our 2013 Equity Incentive Plan, as computed in accordance with ASC 718. For fiscal year 2021, the grant date fair value for market-based conditions of the TSR PSUs was estimated using a Monte Carlo simulation model. For fiscal year 2022, the amounts include PSUs valued at the grant date based upon the target achievement of the performance conditions. The grant date fair values of the annual PSUs for fiscal year 2022 in the table above reflect the target potential value of the PSUs (assuming the target level of performance achievement) and were $5,499,982 for Mr. Rosensweig, $2,749,973 for Mr. Brown, $2,749,973 for Mr. Schultz, $2,199,993 for Mr. Fillmore, and $1,759,980 for Ms. Lem. If the 2022 PSUs were achieved at the maximum level of performance, the total amount reported would then be as follows: $13,749,973 for Mr. Rosensweig, $6,874,933 for Mr. Brown, $ 6,874,933 for Mr. Schultz, $5,499,982 for Mr. Fillmore, and $ 4,399,950 for Ms. Lem.

(2)   Represents our contributions to the account under our 401(k) plan for each NEO.

Grants of Plan Based Awards

The following table sets forth certain information regarding grants of plan-based awards to each of our NEOs during fiscal year 2022.

Name	Grant Date	Board Approval Date	Award Type	Estimated Possible Payout Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	Market Value of Shares that Have Not Vested ($)[3]
				Threshold (#)	Target (#)	Maximum (#)		
Dan Rosensweig	3/28/2022	3/28/2022	PSU	76,773	153,545	230,318	—	5,499,982
	3/28/2022	3/28/2022	RSU	—	—	—	153,545	5,499,982
Andrew Brown	3/28/2022	3/28/2022	PSU	38,386	76,772	115,158	—	2,749,973
	3/28/2022	3/28/2022	RSU	—	—	—	76,772	2,749,973
Nathan Schultz	3/28/2022	3/28/2022	PSU	38,386	76,772	115,158	—	2,749,973
	3/28/2022	3/28/2022	RSU	—	—	—	76,772	2,749,973
John Fillmore	3/28/2022	3/28/2022	PSU	30,709	61,418	92,127	—	2,199,993
	3/28/2022	3/28/2022	RSU	—	—	—	61,418	2,199,993
Esther Lem	3/28/2022	3/28/2022	PSU	24,567	49,134	73,701	—	1,759,980
	3/28/2022	3/28/2022	RSU	—	—	—	49,134	1,759,980

(1) Upon the achievement by December 31, 2022 of certain Company performance metric measurements approved by the Compensation Committee as described under the heading "Elements of Fiscal Year Compensation-Equity Incentive Compensation-Performance-Based Restricted Stock Units," the PSUs earned with respect to each performance metric vested as to one-third on March 12, 2023 and 8.33% shall vest on each quarterly anniversary thereafter such that the PSUs shall be fully vested on March 12, 2025, subject in each case to the applicable NEO's continued service up to and through the applicable vesting dates.

(2) One-third of the shares vested on March 12, 2023 and 8.33% shall vest on each quarterly anniversary thereafter such that the RSUs shall be fully vested on March 12, 2025. The vesting is subject to continued service through each vesting date.

(3) Reflects the grant date fair value of each equity award at the target performance level computed in accordance with ASC Topic 718 and described in footnote 1 to the Summary Compensation Table. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2022. These amounts may not correspond to the actual value that may be realized by the NEOs.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information with respect to outstanding equity awards as of December 31, 2022 with respect to our NEOs.

Name	Grant Date	Award Type	Option Awards		Exercise Price ($)	Expiration Date	Stock Awards	
			Number of Securities Underlying Unexercised Options				Number of Shares that Have Not Vested (#)	Market Value of Shares that Have Not Vested ($)[1]
			Exercisable (#)	Unexercisable (#)				
Dan Rosensweig ...	3/1/2020[2]	PSU	—	—	—	—	11,956	302,128
	3/1/2021[3]	PSU	—	—	—	—	31,550	797,269
	3/1/2021[4]	PSU - TSR	—	—	—	—	145,871	3,686,160
	3/28/2022[5]	PSU	—	—	—	—	153,545	3,880,082
	3/1/2020[6]	RSU	—	—	—	—	7,970	201,402
	3/1/2021[7]	RSU	—	—	—	—	21,034	531,529
	3/28/2022[8]	RSU	—	—	—	—	153,545	3,880,082
Andrew Brown	3/1/2020[2]	PSU	—	—	—	—	5,580	141,007
	3/1/2021[3]	PSU	—	—	—	—	15,775	398,634
	3/1/2021[4]	PSU - TSR	—	—	—	—	72,935	1,843,067
	3/28/2022[5]	PSU	—	—	—	—	76,772	1,940,028
	3/1/2020[6]	RSU	—	—	—	—	3,720	94,004
	3/1/2021[7]	RSU	—	—	—	—	10,517	265,765
	3/28/2021[8]	RSU	—	—	—	—	76,772	1,940,028
Nathan Schultz	3/1/2020[2]	PSU	—	—	—	—	5,580	141,007
	3/1/2021[3]	PSU	—	—	—	—	15,775	398,634
	3/1/2021[4]	PSU - TSR	—	—	—	—	72,935	1,843,067
	3/28/2022[5]	PSU	—	—	—	—	76,772	1,940,028
	3/1/2020[6]	RSU	—	—	—	—	3,720	94,004
	3/1/2021[7]	RSU	—	—	—	—	10,517	265,765
	3/28/2022[8]	RSU	—	—	—	—	76,772	1,940,028
John Fillmore .	3/1/2020[2]	PSU	—	—	—	—	3,826	96,683
	3/1/2021[3]	PSU	—	—	—	—	12,620	318,907
	3/1/2021[4]	PSU - TSR	—	—	—	—	58,348	1,474,454
	3/28/2022[5]	PSU	—	—	—	—	61,418	1,552,033

Name	Grant Date	Award Type	Option Awards		Exercise Price ($)	Expiration Date	Stock Awards	
			Number of Securities Underlying Unexercised Options				Number of Shares that Have Not Vested (#)	Market Value of Shares that Have Not Vested ($)[1]
			Exercisable (#)	Unexercisable (#)				
	3/1/2020[6]	RSU	—	—	—	—	2,551	64,464
	3/1/2021[7]	RSU	—	—	—	—	8,414	212,622
	3/28/2021[8]	RSU	—	—	—	—	61,418	1,552,033
Esther Lem	3/1/2020[2]	PSU	—	—	—	—	3,826	96,683
	3/1/2021[3]	PSU	—	—	—	—	10,096	255,126
	3/1/2021[4]	PSU - TSR	—	—	—	—	46,678	1,179,553
	3/28/2022[5]	PSU	—	—	—	—	49,134	1,241,616
	3/1/2020[6]	RSU	—	—	—	—	2,551	64,464
	3/1/2021[7]	RSU	—	—	—	—	6,731	170,092
	3/28/2022[8]	RSU	—	—	—	—	49,134	1,241,616

(1) The market price for our common stock is based on the closing price per share of our common stock as listed on the New York Stock Exchange on December 31, 2022 of $25.27.

(2) The shares subject to the PSU award were earned only upon achievement by December 31, 2020 of Company performance metrics consisting of Chegg Services Revenue and Adjusted EBITDA as approved by the Compensation Committee. The Compensation Committee determined that the weighted average percentage of 100% (i.e., 150% of Target) of the measurements had been achieved; therefore a weighted average of 100% (i.e., 150% of Target) of the shares subject to the PSU award were earned. The remaining unvested portion of this PSU award vested on March 1, 2023, subject to the officer's continued service up to and through the vesting date and the acceleration as described in "Termination and Change-of-Control Arrangements" below.

(3) The shares subject to the PSU award were earned only upon achievement by December 31, 2021 of Company performance metrics consisting of Chegg Services Revenue and Adjusted EBITDA as approved by the Compensation Committee. The Compensation Committee determined that the weighted average percentage of 98.3% of the measurements had been achieved, therefore a weighted average of 98.3% of the shares subject to the PSU award were earned. One-third of the achieved shares vested on March 1, 2022 and the remaining unvested portion of this PSU is scheduled to vest as to 8.33% on each quarterly anniversary thereafter such that the PSUs shall be fully vested on March 1, 2024, subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change-of-Control Arrangements" below.

(4) The shares subject to the PSU-TSR award will be earned only upon achievement by December 31, 2023 of Company performance metrics consisting of Total Stockholder Return as approved by the Compensation Committee. One-half of the achieved shares will vest on March 1, 2024 and the remaining unvested portion of this PSU-TSR is scheduled to vest on March 1, 2025, subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change-of-Control Arrangements" below.

(5) The shares subject to the PSU award were earned only upon achievement by December 31, 2022 of Company performance metrics consisting of Chegg Services Revenue and Adjusted EBITDA as approved by the Compensation Committee. The Compensation Committee determined that the weighted average percentage of 39.5% of the measurements had been achieved, therefore a weighted average of 39.5% of the shares subject to the PSU award were earned. One-third of the achieved shares vested on March 12, 2023 and the remaining unvested portion of this PSU is scheduled to vest as to 8.33% on each quarterly anniversary thereafter such that the PSUs shall be fully vested on March 12, 2025, subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change-of-Control Arrangements" below.

(6) The remaining unvested portion of this RSU vested on March 1, 2023. The vesting was subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change-of-Control Arrangements" below.

(7) One-third of the shares vested on March 1, 2022 and 8.33% shall vest on each quarterly anniversary thereafter such that the RSUs shall be fully vested on March 1, 2024. The vesting is subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change-of-Control Arrangements" below.

(8) One-third of the shares vested on March 12, 2023 and 8.33% shall vest on each quarterly anniversary thereafter such that the RSUs shall be fully vested on March 12, 2025. The vesting is subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change-of-Control Arrangements" below.

Option Exercises and Stock Vested Table

The following table presents information concerning the aggregate number of shares of our common stock for which options were exercised during fiscal year 2022 for each of the NEOs. In addition, the table presents information on shares of our common stock that were acquired upon the vesting of stock awards during 2022 for each of the NEOs on an aggregated basis.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting ($)[2]
Dan Rosensweig	—	—	154,319	4,108,777
Andrew Brown	—	—	73,875	1,968,574
Nathan Schultz	—	—	73,875	1,968,574
John Fillmore	—	—	54,100	1,445,508
Esther Lem	—	—	48,680	1,292,827

(1) Amounts reflect the vesting of RSUs and PSUs.

(2) The value realized on the shares acquired is the fair market value of the shares on the date of vesting, which was the closing price of our common stock on such date as traded on the NYSE.



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Termination and Change-of-Control Arrangements

The attraction and retention of executive talent continues to be a focus for us. To ensure alignment with peer practices and offer competitive compensation programs, the Compensation Committee periodically reviews our executive compensation and employee benefits, including with respect to ongoing retention in connection with the consideration of potential corporate transactions. After considering data and advice provided by FW Cook, the Compensation Committee approved a Change-of-Control Severance Plan on July 23, 2019 (the "CIC Plan"). The CIC Plan provides ongoing retention in the event we consider potential corporate transactions that may create uncertainty as to future employment and also allows us to attract talented executives going forward.

Each of our NEOs, other than our CEO, is eligible to participate in the CIC Plan pursuant to an executed participation agreement, which agreement superseded and replaced any then-existing severance protections to which the applicable executives were entitled under their arrangements with us prior to the execution of the participation agreements.

Pursuant to the offer letter we entered into with Mr. Rosensweig and pursuant to the CIC Plan in which each of our other NEOs participate, we have agreed to provide certain cash severance benefits and equity award vesting acceleration in the event of certain terminations of employment both outside a change-of-control and in connection with a change-of-control (i.e., double-trigger severance protections). We do not provide tax gross-ups if an executive is subject to excise taxes as a result of severance or change-of-control benefits and we do not provide any single-trigger change of control benefit.

These arrangements are intended to attract and retain qualified executives that have alternatives that may appear to them to be less risky absent these severance arrangements, and to mitigate a potential disincentive to consideration and execution of an acquisition, particularly where the services of these executive officers may not be required by the acquirer. We also believe that entering into these arrangements will help our executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change-of- control of the Company.

Dan Rosensweig

We entered into an offer letter agreement with Mr. Rosensweig, our President, Chief Executive Officer and Co-Chairperson, on December 3, 2009, as amended on November 29, 2012. The offer letter provides for at-will employment and has no specific term. Pursuant to Mr. Rosensweig's offer letter, in the event we terminate Mr. Rosensweig's employment without "cause" or he resigns from his employment with us for "good reason" (each as defined in the offer letter and described below) outside of the 12-month period following a "change of control" (as defined in the offer letter), then we will pay Mr. Rosensweig (i) a lump sum payment equal to 12 months of his then-current annual base salary and (ii), if he elects to continue health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), his monthly insurance premiums, until the earlier of 12 months following his termination or resignation or the date upon which he commences full-time employment or consulting services with another company and is eligible for participation in any health insurance program provided by such company. Additionally, pursuant to his offer letter agreement and his RSU and PSU agreements with us, Mr. Rosensweig will be entitled to immediate vesting of 25% of his then-unvested stock options and 25% of his then-unvested time-based RSUs (including any earned but unvested PSUs for which the performance conditions were or, as of the date of such qualifying termination of employment, will be satisfied, and which remain subject to time-based vesting conditions). As noted below, the performance of any unearned TSR PSUs will be determined in connection with such a qualifying termination of employment. Mr. Rosensweig will also have a period of up to 24 months from the effective date of his termination or resignation to exercise all options that were vested as of his termination date. These benefits are subject to Mr. Rosensweig releasing us from all claims, resigning from our Board and returning all of our property and confidential information in his possession to us.

If Mr. Rosensweig is terminated without "cause" or he resigns from his employment with us for "good reason" (each as defined in the offer letter and described below) within 12 months following a "change-of-control" (as defined in the offer letter) of our

Company, conditioned on his execution of a release of claims, we will pay Mr. Rosensweig (i) a lump sum payment equal to 12 months of his then-current annual base salary and (ii), if he elects to continue health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, his monthly insurance premiums, until the earlier of 12 months following his termination or resignation or the date upon which he commences full time employment or consulting services with another company and is eligible for participation in any health insurance program provided by such company. Plus, pursuant to his offer letter and his RSU and PSU agreements with us, Mr. Rosensweig will be entitled to immediate vesting of 100% of his then-unvested stock options, 100% of his then-unvested RSUs, and 100% of his then-unvested earned PSUs (with the performance of any unearned TSR PSUs to be determined in connection with the change-in-control as described below). Mr. Rosensweig will have a period of up to 24 months from the effective date of his termination or resignation to exercise all options that were vested as of the date of his termination.

If a change-of-control occurs prior to the end of a performance period, Mr. Rosensweig's PSUs (other than the TSR PSUs) will be deemed earned immediately prior to the change-of-control in an amount equal to the number of PSUs that would be earned based on our actual performance as of the change-of-control or, if such performance is not determinable, the target level of performance. Any annual cycle PSUs so earned will be converted into time-based RSUs vesting over a 3-year period and will be subject to 100% acceleration, as noted above.

Pursuant to his TSR PSU agreement with us, if a change-of-control occurs prior to the end of a performance period, Mr. Rosensweig's TSR PSUs will be earned immediately prior to the change-of-control in an amount equal to the greater of (i) the TSR growth percentage based on the price per share paid in the change-of-control (in lieu of the 60-day average price) and (ii) the number of TSR PSUs achieved (whether prior to or as of the change-in-control), based on the 60 day average. Any TSR PSUs so earned will be converted into time-based RSUs vesting 50% on March 1, 2024 and 50% on March 1, 2025 and will be subject to 100% acceleration upon a qualifying termination within 12 months following a change of control, as noted above. If a qualifying termination occurs prior to a change of control, the performance of the TSR PSUs will be measured for the period ending on such termination of employment and any PSUs so earned will be subject to 25% acceleration of vesting, as described above.

These benefits are subject to Mr. Rosensweig releasing us from all claims.

Change-of-Control Severance Plan

As noted above, each of our NEOs other than Mr. Rosensweig participates in our CIC Plan. The CIC Plan and the participation agreement thereunder provide that upon a termination of the executive's employment by us without "cause" (excluding death or disability and as defined in the CIC Plan and described below) or upon a resignation by the executive for "good reason" (as defined in the CIC Plan and described below), in each case during the period commencing three months prior to a "change-of-control" (as defined in the CIC Plan) and ending 12 months following a change-of-control, subject to the executive's execution and non-revocation of a release of claims in favor of us, the executive will be entitled to the following benefits:

- a lump sum payment equal to the sum of (i) 12 months of the executive's base salary at the rate in effect immediately prior to the date of such termination of employment or the change-of-control, whichever base salary is greater plus (ii) a pro-rata target cash bonus, if applicable, for the fiscal year in which the termination of employment occurs, prorated for the number of days the executive is employed in such fiscal year prior to the executive's termination of employment;
- if the executive timely elects COBRA continuation coverage for him or herself and his or her eligible dependents, then we will reimburse the executive for COBRA premiums until the earlier of (i) a period of 12 months from the date of termination or (ii) the date upon which executive and/or executive's eligible dependents become covered under similar plans;
- full acceleration of each of the executive's then-outstanding unvested equity awards other than any equity awards subject to performance-based vesting conditions for which the performance period has not yet been completed ("performance awards"); and

- vesting of performance awards, if at all, as set forth in the terms of the applicable award agreement or, if the treatment upon a change-of-control is not provided for in the applicable award agreement, based on the actual performance determined as of immediately prior to the change-of-control or, if such performance is not determinable, based on performance at target. The terms of the award agreements for outstanding performance awards are described below.

The CIC Plan also provides that if the successor or acquiring company refuses to assume, convert, replace or substitute the executive's unvested equity awards, then each of the executive's then-outstanding and unvested equity awards, other than performance awards, will fully accelerate immediately prior to the change-of-control and the performance awards will be treated as described below.

The award agreements for outstanding annual cycle PSUs provide that, if a change-of-control occurs prior to the end of a performance period, the PSUs will be deemed earned immediately prior to the change-of-control in an amount equal to the number of performance awards that would be earned based on our actual performance as of the change-of- control or, if such performance is not determinable, the target level of performance. Any annual cycle PSUs so earned will be converted into time-based RSUs that are eligible for the 100% acceleration, as noted above.

Pursuant to the TSR PSU agreement, if a change-of-control occurs prior to the end of a performance period, the executive's TSR PSUs will be earned immediately prior to the change-of-control in an amount equal to the greater of (i) the number of TSR PSUs achieved by calculating the TSR growth percentage using the price per share paid in the change-of-control (in lieu of the 60-day average price) and (ii) the number of TSR PSUs achieved (whether prior to or as of the change-in-control) by calculating the TSR growth percentage using based on the 60-day average stock price. Any TSR PSUs so earned will be converted into time-based RSUs vesting 50% on March 1, 2024 and 50% on March 1, 2025 and will be eligible for 100% acceleration, as noted above.

Cause and Good Reason Definitions

For purposes of this section, "cause" means a determination by our Board of Directors that employment is terminated because of (i) a failure or refusal to comply in any material respect with lawful policies, standards or regulations of our Company within 30 days after written notice of such violations and/or failure to comply; (ii) a material violation of a federal or state law or regulation applicable to our business; (iii) a conviction or plea of no contest to a felony or other crime of moral turpitude under the laws of the United States or any state; (iv) fraud or material misappropriation of property belonging to us or our affiliates; (v) a material breach of the terms of any confidentiality, invention assignment or proprietary information agreement with us or with a former employer and failure to correct or cure such material breach within 30 days after written notice of such breach; or (vi) material misconduct or gross negligence in connection with the performance of duties and, for executives other than Mr. Rosensweig, the failure to correct of cure such action or conduct, if curable, within 30 days after written notice.

For purposes of this section, "good reason" for Mr. Rosensweig occurs upon (i) removal from the executive's current position as Chief Executive Officer or no longer reporting directly to our Board of Directors; (ii) any material change or reduction in duties in the executive's current position or assignment to duties inconsistent with such position, responsibilities, authority or status; (iii) reduction of then-current annual base compensation (other than a similar reduction that applies to our other senior executives); or (iv) relocation to a primary work location more than 50 miles from our principal office in Santa Clara, California.

For purposes of this section "good reason" for CIC Plan participants (all NEOs other than Mr. Rosensweig) means (i) a material reduction in the executive's annual base salary, other than a reduction generally applicable to all our executive officers and in generally the same proportion as affects the executive; (ii) a material diminution in the executive's authority, duties or responsibilities; (iii) a change in the geographic location in which the executive must perform services, resulting in an increase in the one-way commute by the executive of more than 50 miles; or (iv) our breach of the CIC Plan or the executive's participation agreement thereunder, including but not limited to, our failure to ensure the CIC Plan's assumption by our successor in interest.

Estimated Payments and Benefits as of December 31, 2022

The following table sets forth the estimated payments and benefits that would be received by each of the NEOs upon (i) a termination of employment without cause or following a resignation for good reason other than in connection with a change-of-control of Chegg and (ii) a termination of employment without cause or following a resignation for good reason during the period commencing three months before a change-of-control and ending 12 months after a change-of-control of Chegg. This table reflects amounts payable to each NEO assuming that his or her employment was terminated on December 31, 2022, and the change-of-control of Chegg also occurred on that date. The closing market price per share of our common stock on the NYSE on December 31, 2022, was $25.27.

	Termination of Employment No Change-of-Control				Termination of Employment Change-of-Control			
Named Executive Officer	Severance Payment ($)[1]	Medical Benefits Continuation ($)[2]	Accelerated Vesting of Equity Awards ($)[3]	Total ($)	Severance Payment ($)[1]	Medical Benefits Continuation ($)[2]	Accelerated Vesting of Equity Awards ($)[3]	Total ($)
Dan Rosensweig	1,100,000	25,745	2,398,123	3,523,868	1,100,000	25,745	9,592,492	10,718,237
Andrew Brown	—	—	—	—	825,000	22,257	4,779,467	5,626,724
Nathan Schultz	—	—	—	—	900,000	32,277	4,779,467	5,711,744
John Fillmore	—	—	—	—	715,000	24,666	3,796,742	4,536,408
Esther Lem	—	—	—	—	605,000	31,701	3,069,597	3,706,298

(1)   The amounts reported reflect cash severance that is calculated based on each NEO's 2022 base salary as of December 31, 2022. As noted above, the Company does not provide annual cash-based bonuses and therefore cash severance does not include any pro-rata target bonuses.

(2)   The amounts reported represent costs for COBRA.

(3)   The value of the accelerated vesting of unvested equity awards has been calculated based on the closing market price of our common stock on the NYSE on December 31, 2022, which was $25.27 per share. All outstanding stock options were fully vested on December 31, 2022, and as such are not included in the total. The number of earned and unvested PSUs relating to the performance periods ending December 31, 2020, 2021, and 2022 were calculated as set forth above in footnotes 4, 6, and 8 to the Outstanding Equity Awards at Fiscal Year End Table.

Based on the closing market price of our common stock on the NYSE on December 31, 2022, no portion of the TSR PSU would be achieved or eligible for acceleration.

Chief Executive Officer Pay Ratio

Pursuant to Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K ("Item 402(u)"), we are required to disclose the ratio of our principal executive officer's annual total compensation to the annual total compensation of our median employee. As disclosed in the Summary Compensation Table, the 2022 annual total compensation for our Chief Executive Officer was $12,087,164. The 2022 annual total compensation of our median employee was $136,491. Accordingly, the ratio of the 2022 annual total compensation of our Chief Executive Officer to the 2022 annual total compensation of our median employee is 89 to 1. We believe this ratio, which was calculated in a manner consistent with Item 402(u), to be a reasonable estimate, based upon the assumptions and adjustments described below.

Identifying the Median Employee

We identified our median employee, taking into account all individuals, excluding our Chief Executive Officer, who were employed by us on a worldwide basis as of December 31, 2022 (the "employee population determination date"), whether employed on a full-time, part-time, seasonal or temporary basis, and including employees on a partial year leave of absence. We did not include any contractors or other non-employee workers in our employee population.

Compensation Measures and Calculation Methodology

To identify our median employee in 2022, we chose to use a consistently applied compensation measure, which we selected as base salary or wages paid to each of our employees for the 12-month period from January 1, 2022 and December 31, 2022. For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using foreign exchange rates in effect on December 31, 2022. For permanent employees hired during 2022, we annualized their base salary or wages as if they had been employed for the entire measurement period. We did not make any cost-of-living adjustments for employees outside of the United States.

The median employee identified in 2022 was an employee based in Spain, and who continued to be employed on December 31, 2022. We calculated the annual total compensation for this individual using the same methodology we use to calculate the amount reported for our CEO in the "Total" column of the Summary Compensation Table as set forth in this proxy statement.

Pay Versus Performance Disclosure

Provided below is our "pay versus performance" disclosure as required pursuant to Item 402(v) of Regulation S-K promulgated under the Exchange Act. As required by Item 402(v), we have included:

- A list of the most important financial measures linking a measure of pay calculated in accordance with Item 402(v) (referred to as "Compensation actually paid", or "CAP") to Company performance;

- A table that compares the total compensation of our named executive officers or NEOs as presented in the Summary Compensation Table ("SCT") to their CAP and that compares their CAP to specified performance measures; and

- Graphs that describe:

  ◦ the relationships between CAP and our cumulative total stockholder return ("TSR"), GAAP Net Income, and our Company selected measure, Adjusted EBITDA; and

  ◦ the relationship between our TSR and the TSR of the Nasdaq Composite Index ("Index TSR").

Our current pay program does not include pension benefits; accordingly, the only difference between the SCT and CAP amounts for our NEOs is the value of stock awards, which for purposes of the SCT is based on the grant date fair value of stock awards granted during the year, and for purposes of CAP is based on the year over year change in the fair value of stock awards that are unvested as of the end of the year, or that vested or were forfeited during the year.

This disclosure has been prepared in accordance with Item 402(v) and does not necessarily reflect value actually realized by the NEOs. Please refer to our Compensation Discussion and Analysis on pages 56 to 69 for a discussion of our executive compensation program objectives and the ways in which we align executive compensation with performance.

Our Most Important Metrics Used for Linking Pay and Performance

As required by Item 402(v), below are the most important performance measures used by the Company to link our NEOs' compensation actually paid for 2022 to the Company's performance. The metrics below are used for purposes of determining payouts under our annual cycle PSU program.

- Chegg Services Revenue
- Adjusted EBITDA

Our 2022 PSUs, which represent a significant portion of our NEOs' target direct compensation for the year, will be earned and eligible to vest contingent on the achievement of two equally weighted performance metrics: (1) fiscal year 2022 Chegg Services Revenue and (2) fiscal year 2022 Adjusted EBITDA (each as defined in our Compensation Discussion and Analysis on page 65). These two metrics were selected because the Compensation Committee believes that Chegg Services Revenue growth and Adjusted EBITDA, a non-GAAP measure of profitability, are the most important drivers of stockholder value for Chegg in 2022 as they are primary components of our overall revenue growth and profitability. Adjusted EBITDA is the Company-selected measure included in the table and graphs below.

Pay Versus Performance Table

In accordance with Item 402(v), we provide below the tabular disclosure for the Company's President, Chief Executive Officer and Co-Chairperson (our Principal Executive Officer or “PEO”) and the average of our NEOs other than the PEO for 2022, 2021 and 2020.

					Value of Initial Fixed S100 Investment Based On:			
Fiscal Year (a)	Summary Compensation Table Total for PEO[1] ($) (b)	Compensation Actually Paid to PEO[2] ($) (c)	Average Summary Compensation Table Total for non-PEO NEOs[1] ($) (d)	Average Compensation Actually Paid to non-PEO NEOS[3] ($) (e)	Total Stockholder Return ($) (f)	Peer Group Total Stockholder Return[4] ($) (g)	Net Income (Loss) (in thousands) ($) (h)	Adjusted EBITDA (in thousands)[5] ($) (i)
2022	12,087,164	4,776,037	5,471,691	2,348,120	67.34	116.65	266,638	254,525
2021	21,005,605	(2,978,784)	9,280,385	(826,037)	80.98	174.36	(1,458)	265,859
2020	10,381,080	36,270,875	4,285,861	13,669,798	238.27	143.64	(6,221)	207,058

(1) For 2022, 2021 and 2020, the PEO is Dan Rosensweig. The non-PEO NEOs in each of 2022, 2021 and 2020 were Andrew Brown, Nathan Schultz, John Fillmore and Esther Lem.

(2) To calculate CAP to the PEO in column (c) the following amounts were deducted from and added to the applicable SCT Total Compensation:

Fiscal Year	Summary Compensation Table Total for PEO ($)	Deductions from Summary Compensation Table Total[a] ($)	Additions to Summary Compensation Table Total[b] ($)	Compensation Actually Paid to PEO ($)
2022	12,087,164	(10,999,964)	3,688,836	4,776,037
2021	21,005,605	(19,999,479)	(3,984,910)	(2,978,784)
2020	10,381,080	(9,374,954)	35,264,749	36,270,875

(a) Represents the grant date fair value of equity awards reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(b) Reflects the value of equity calculated in accordance with the SEC methodology for determining compensation actually paid under Item 402(v) of Regulation S-K for each year shown. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity values included in CAP are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year ($)	Year Over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Equity Value Included in Compensation Actually Paid ($)
	(a)	(b)	(c)	(d)	(e)	(f)	(g) = (a) + (b) + (c) + (d) - (e) + (f)
2022	5,475,069	(1,157,413)	—	(628,820)	—	—	3,688,836
2021	3,939,549	(6,908,211)	—	(1,016,248)	—	—	(3,984,910)
2020	21,597,542	11,346,566	—	2,320,642	—	—	35,264,749

(3)   To calculate CAP to the non-PEO NEOs in the column (e) the following amounts were deducted from and added to the applicable SCT Total compensation:

Fiscal Year	Summary Compensation Table Total for non-PEO NEOs ($)	Deductions from Summary Compensation Table Total[a] ($)	Additions to Summary Compensation Table Total[b] ($)	Compensation Actually Paid to non-PEO NEOs ($)
2022	5,471,691	(4,729,959)	1,606,389	2,348,120
2021	9,280,385	(8,599,697)	(1,506,725)	(826,037)
2020	4,285,861	(3,687,465)	13,071,403	13,669,798

(a)   Represents the grant date fair value of equity awards reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(b)   Reflects the value of equity calculated in accordance with the SEC methodology for determining compensation actually paid under Item 402(v) of Regulation S-K for each year shown. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity values included in CAP are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year ($)	Year Over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Equity Value Included in Compensation Actually Paid ($)
	(a)	(b)	(c)	(d)	(e)	(f)	(g) = (a) + (b) + (c) + (d) - (e) + (f)
2022	2,354,267	(493,913)	—	(253,966)	—	—	1,606,389
2021	1,693,990	(2,705,161)	—	(495,553)	—	—	(1,506,725)
2020	8,494,995	3,742,171	—	834,237	—	—	13,071,403

(4)   Reflects TSR indexed to $100 for the Nasdaq Composite Index, which is an industry line peer group reported in the performance graph included in the Company's 2022 Annual Report on Form 10-K.

(5)   Please see page 58 for a definition of Adjusted EBITDA.

Relationship between CAP and TSR

The chart below reflects the relationship between the PEO and average non-PEO NEO CAP versus our TSR and the NASDAQ Composite Index TSR.



Relationship between CAP and GAAP Net Income

The chart below reflects the relationship between the PEO and average non-PEO NEO CAP and our GAAP Net Income.



Relationship between CAP and Adjusted EBITDA (our Company-Selected Measure)

The chart below reflects the relationship between the PEO CAP and average non-PEO NEO CAP and our Adjusted EBITDA.



Equity Compensation Plan Information

The following table presents information as of December 31, 2022 with respect to compensation plans under which shares of our common stock may be issued. The category "Equity compensation plans approved by security holders" in the table below consists of the 2005 Stock Incentive Plan (the "2005 Plan"), the 2013 Equity Incentive Plan (the "2013 Plan") and the 2013 Employee Stock Purchase Plan (the "2013 ESPP"). The table does not include information with respect to shares of our common stock subject to outstanding options or other equity awards granted under equity compensation plans or arrangements assumed by us in connection with our acquisition of the companies that originally granted those awards.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	9,481,938[1]	$7.02[2]	45,500,487[3]
Equity compensation plans not approved by security holders[4]	—	—	—

(1) Excludes purchase rights accruing under the 2013 ESPP and includes 9,155,680 shares subject to outstanding RSUs and PSUs.

(2) The weighted average exercise price relates solely to outstanding stock option shares since shares subject to RSUs and PSUs have no exercise price.

(3) Consists of 34,699,188 shares available for issuance under the 2013 Plan and 10,801,299 shares available for issuance under the 2013 ESPP.

The number of shares reserved for issuance under the 2013 Plan will increase automatically on the first day of January of each of the first ten calendar years during the term of the plan by a number of shares of common stock equal to the lesser of (i) 5% of the total outstanding shares of our common stock as of the immediately preceding December 31st (rounded to the nearest whole share) or (ii) a number of shares determined by our Board of Directors.

The number of shares reserved for issuance under the 2013 ESPP will increase automatically on January 1st of each of the first ten calendar years following the first offering date by the number of shares equal to the lesser of (i) 1% of the total outstanding shares of our common stock as of the immediately preceding December 31st (rounded to the nearest whole share) or (ii) a number of shares determined by our Board of Directors.

Pursuant to the terms of the 2013 Plan and 2013 ESPP, an additional 6,847,597 shares and 1,369,519 shares were added to the number of shares reserved for issuance under each plan, respectively, effective January 1, 2022.

(4) Excludes information for options and other equity awards assumed by us in connection with mergers and acquisitions. As of December 31, 2021, there were no shares of our common stock that were issuable upon exercise of outstanding options assumed. No additional equity awards may be granted under any equity compensation plans or arrangements assumed by us in connection with mergers and acquisitions.

Transactions with Related Parties

Other than the compensation arrangements, including employment, termination of employment and change-of-control arrangements and indemnification arrangements, discussed, when required, above in the "Executive Compensation" section of this proxy statement, since January 1, 2022, we have not been a party to any transaction or series of similar transactions in which:

- we have been or are to be a participant;
- the amount involved exceeded or exceeds $120,000; and
- any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Review, Approval or Ratification of Transactions with Related Parties

Our related-party transactions policy requires approval of transactions to which we are a party and in which an officer, director, nominee for director, stockholder beneficially owning more than five percent of our outstanding capital stock or an immediate family member of a person sharing a household with such person has a material interest. Any transaction that we intend to undertake with such persons, irrespective of the amounts involved (unless such transaction is subject to standing pre-approval as provided under the policy or pursuant to a resolution adopted by our Compensation Committee), will be submitted to our Ethics Counselor for his or her determination of what approvals are required under the related-party transactions policy. The Ethics Counselor will refer to the Chair of our Audit Committee (or another member of our Audit Committee if the Chair is a party to the transaction) any such transaction for review. In the event our Ethics Counselor becomes aware of a transaction with a related person that has not been previously approved or previously ratified under the related-party transactions policy that required such approval, it will be submitted promptly to the Chair or other member of our Audit Committee for review. Based on the conclusions reached, the Chair or other member of our Audit Committee will evaluate all options, including but not limited to ratification, amendment or termination of the transaction with the related person.

In approving or rejecting the proposed transaction, the Chair or other member of our Audit Committee will consider the relevant and available facts and circumstances, including such facts as (i) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated; (ii) the terms of the transaction; and (iii) any other relevant information and considerations with respect to the proposed transaction. The Chair or other member of our Audit Committee will approve only those transactions with related persons that, in light of known circumstances, are in or are not inconsistent with, the best interests of our Company and our stockholders, as such Chair or other member of our Audit Committee determines in the good faith exercise of his or her discretion.

Report of the Audit Committee

The information contained in the following report of Chegg's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Chegg under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, unless and only to the extent that Chegg specifically incorporates it by reference.

The Audit Committee has reviewed and discussed with Chegg's management and Deloitte & Touche LLP the audited consolidated financial statements of Chegg as of and for the year ended December 31, 2022, and the effectiveness of internal control over financial reporting as of December 31, 2022. The Audit Committee has also discussed with Deloitte & Touche LLP the matters required to be discussed by Auditing Standard 1301, "Communications with Audit Committees" issued by the Public Company Accounting Oversight Board.

The Audit Committee has received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP its independence from Chegg.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Chegg's annual report on Form 10-K for the year ended December 31, 2022 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee

Renee Budig, Chair
Marcela Martin
Richard Sarnoff
Ted Schlein

Additional Information

Stockholder Proposals to be Presented at the Next Annual Meeting

Chegg's Bylaws provide that, for stockholder nominations to the Board of Directors or other proposals to be considered at an Annual Meeting of Stockholders, the stockholder must give timely notice thereof in writing to the Corporate Secretary at Chegg, Inc., 3990 Freedom Circle, Santa Clara, California 95054, Attn: Corporate Secretary.

To be timely for the 2024 Annual Meeting of Stockholders, a stockholder's notice must be delivered to or mailed and received by our Corporate Secretary at the principal executive offices of Chegg not earlier than 5:00 p.m. Pacific Time on February 23, 2024 and not later than 5:00 p.m. Pacific Time on March 24, 2024. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the 2024 Annual Meeting of Stockholders the information required by Chegg's Bylaws.

Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at Chegg's 2024 Annual Meeting of Stockholders must be received by us no later than December 23, 2023 in order to be considered for inclusion in Chegg's proxy materials for that meeting. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 8, 2024. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by applicable law and our Bylaws.

Delinquent Section 16(a) Report

Section 16 of the Exchange Act requires Chegg's directors, executive officers and any persons who own more than 10% of Chegg's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish Chegg with copies of all Section 16(a) forms that they file. Based solely on its review of the copies of such forms furnished to Chegg and written representations from the directors and executive officers, Chegg believes that all Section 16(a) filing requirements were timely met in 2022.

Available Information

Chegg will mail without charge, upon written request, a copy of Chegg's annual report on Form 10-K for the year ended December 31, 2022, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

Investor Relations
Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054

The Annual Report is also available at ***https://investor.chegg.com.***

"Householding" - Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as Brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our Annual Report and proxy materials, including the Notice, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

We expect that a number of Brokers with account holders who are our stockholders will be "householding" our Annual Report and proxy materials, including the Notice. A single Notice and, if applicable, a single set of Annual Report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your Broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge, either by calling toll-free (800) 542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Chegg will promptly deliver a separate copy of the Notice and, if applicable, Annual Report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice and, if applicable, annual report and other proxy materials, you may write to Chegg's Investor Relations department at 3990 Freedom Circle, Santa Clara, California 95054, Attn: Investor Relations, or via email to ***ir@chegg.com.***

Any stockholders who share the same address and currently receive multiple copies of Chegg's Notice or Annual Report and other proxy materials who wish to receive only one copy in the future can contact their Broker to request information about householding or Chegg's Investor Relations department at the address listed above.

Other Matters

Our Board of Directors does not presently intend to bring any other business before the meeting and, so far as is known to our Board of Directors, no matters are to be brought before the meeting except as specified in the Notice of the meeting. As to any business that may arise and properly come before the meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Chegg

Embrace the possibilities.



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Appendix A

Reconciliation of Non-GAAP Financial Measures

We believe that certain non-GAAP financial measures, including adjusted EBITDA and free cash flow, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding items that may not be indicative of our core business, operating results or future outlook. Our management uses these non-GAAP financial measures in assessing our operating results, as well as when planning, forecasting and analyzing future periods and believes that such measures enhance investors' overall understanding of our current financial performance. These non-GAAP financial measures also facilitate comparisons of our performance to prior periods. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net income or net cash provided by operating activities determined in accordance with GAAP. Management strongly encourages stockholders to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

The following is a reconciliation of net income to EBITDA and Adjusted EBITDA for the year ended December 31, 2022 (in thousands, unaudited):

	Year Ended December 31, 2022
Net income	$ 266,638
Interest expense, net	6,040
Provision for income taxes	(162,692)
Print textbook depreciation expense	1,610
Other depreciation and amortization expense	89,997
EBITDA	**201,593**
Print textbook depreciation expense	(1,610)
Share-based compensation expense	133,456
Other income, net	(101,029)
Acquisition-related compensation costs	14,427
Transitional logistics charges	2,463
Impairment of lease related assets	5,225
Adjusted EBITDA	$ 254,525

The following is a reconciliation of net cash provided by operating activities to free cash flow for the year ended December 31, 2022 (in thousands, unaudited):

	Year Ended December 31, 2022
Net cash provided by operating activities	$ 255,736
Purchases of property and equipment	(103,092)
Purchases of textbooks	(3,815)
Proceeds from disposition of textbooks	6,003
Free cash flow	$ 154,832

Appendix B

Chegg, Inc. 2023 Equity Incentive Plan

1.   **PURPOSE.** The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents, Subsidiaries and Affiliates that exist now or in the future, by offering them an opportunity to participate in the Company's future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 28.

2.   **SHARES SUBJECT TO THE PLAN.**

2.1.   *Number of Shares Available.* Subject to Sections 2.5 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan, as of the Effective Date, is Twelve Million (12,000,000) Shares, plus (a) shares that are subject to stock options or other awards granted under the Prior Plan that cease to be subject to such stock options or other awards by forfeiture or otherwise after the Effective Date, (b) shares issued under the Prior Plan before or after the Effective Date pursuant to the exercise of stock options that are, after the Effective Date, forfeited, (c) shares issued under the Prior Plan that are repurchased by the Company at the original issue price and (d) shares that are subject to stock options or other awards under the Prior Plan that are used to pay the Exercise Price of an option or withheld to satisfy the tax withholding obligations related to any award. After the Effective Date, no further awards can be granted under the Prior Plan.

2.2.   *Lapsed, Returned Awards.* Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (a) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR; (b) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price; (c) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued; or (d) are surrendered pursuant to an Exchange Program. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Shares used to pay the Exercise Price of an Award or withheld to satisfy the tax withholding obligations related to an Award will become available for future grant and issuance under the Plan. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 shall not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 hereof.

2.3.   *Minimum Share Reserve.* At all times the Company shall reserve and keep available a sufficient number of Shares as shall be required to satisfy the requirements of all outstanding Awards granted under this Plan.

2.4.   *ISO Limit.* No more than Thirty-Six Million (36,000,000) Shares shall be issued pursuant to the exercise of ISOs granted under the Plan.

2.5. ***Adjustment of Shares.*** If the number or class of outstanding Shares is changed by a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in the capital structure of the Company, without consideration, then (i) the number and class of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, including shares reserved under sub-clauses (a)-(e) of Section 2.1, (b) the Exercise Prices of and number and class of Shares subject to outstanding Options and SARs, (c) the number and class of Shares subject to other outstanding Awards and (d) the maximum number and class of shares that may be issued as ISOs set forth in Section 2.4, and, shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws; provided that fractions of a Share will not be issued.

If, by reason of an adjustment pursuant to this Section 2.5, a Participant's Award Agreement or other agreement related to any Award, or the Shares subject to such Award, covers additional or different shares of stock or securities, then such additional or different shares, and the Award Agreement or such other agreement in respect thereof, will be subject to all of the terms, conditions, and restrictions which were applicable to the Award or the Shares subject to such Award prior to such adjustment.

3. **ELIGIBILITY.** ISOs may be granted only to Employees. All other Awards may be granted to Employees, Consultants, Directors and Non-Employee Directors; provided such Consultants, Directors and Non-Employee Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

4. **ADMINISTRATION.**

4.1. ***Committee Composition; Authority.*** This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan, except, however, the Board shall establish the terms for the grant of an Award to Non-Employee Directors. The Committee will have the authority to:

(a)   construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;

(b)   prescribe, amend and rescind rules and regulations relating to this Plan or any Award;

(c)   select persons to receive Awards;

(d)   determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may vest and be exercised (which may be based on performance criteria) or settled, any vesting acceleration or waiver of forfeiture restrictions, the method to satisfy tax withholding obligations or any other tax liability legally due and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;

(e)   determine the number of Shares or other consideration subject to Awards;

(f)   determine the Fair Market Value in good faith and interpret the applicable provisions of this Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;

(g)   determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary or Affiliate of the Company;

(h)   grant waivers of Plan or Award conditions;

(i)   determine the vesting, exercisability and payment of Awards;

(j)   correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(k)   determine whether an Award has been vested and/or earned;

(l)   determine the terms and conditions of any, and to institute any Exchange Program (subject to stockholder approval as set forth in Section 18);

(m)   reduce, waive or modify any criteria with respect to Performance Factors and/or exercise discretion with respect to Performance Awards;

(n)   adjust Performance Factors;

(o)   adopt terms and conditions, rules and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures outside of the United States or to qualify Awards for special tax treatment under laws of jurisdictions other than the United States;

(p)   make all other determinations necessary or advisable for the administration of this Plan; and

(q)   delegate any of the foregoing to a subcommittee or to one or more executive officers pursuant to a specific delegation as permitted by applicable law.

4.2. ***Committee Interpretation and Discretion.*** Any determination made by the Committee with respect to any Award shall be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination shall be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement shall be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution shall be final and binding on the Company and the Participant.

4.3. ***Section 16 of the Exchange Act.*** Awards granted to Participants who are subject to Section 16 of the Exchange Act must be approved by two or more "non-employee directors" (as defined in the regulations promulgated under Section 16 of the Exchange Act).

4.4. ***Documentation.*** The Award Agreement for a given Award, the Plan and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) that meets applicable legal requirements.

4.5. ***Foreign Award Recipients.*** Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws and practices in other countries in which the Company and its Subsidiaries operate or have Employees or other individuals eligible for Awards, the Committee, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries and Affiliates shall be covered by the Plan; (b) determine which individuals outside the United States are eligible to participate in the Plan, which may include individuals who provide Services under an agreement with a foreign nation or agency; (c) modify the terms and conditions of any Award granted to individuals outside the United States or foreign nationals to comply with applicable foreign laws, policies, customs and practices; (d) establish subplans and modify exercise procedures, vesting conditions and other terms and procedures, to the extent the Committee determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices, if necessary); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 2.1 hereof; and (e) take any action, before or after an Award is made, that the Committee determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

5. **OPTIONS**. An Option is the right but not the obligation to purchase a Share, subject to certain conditions, if applicable. The Committee may grant Options to eligible Employees, Consultants and Directors and will determine whether such Options will be Incentive Stock Options within the meaning of the Code ("ISOs") or Nonqualified Stock Options ("NSOs"), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may vest and be exercised, and all other terms and conditions of the Option, subject to the following terms of this section.

5.1. *Option Grant.* Each Option granted under this Plan will identify the Option as an ISO or an NSO. An Option may be, but need not be, awarded upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the Option is being earned upon the satisfaction of Performance Factors, then the Committee will: (a) determine the nature, length and starting date of any Performance Period for each Option; and (b) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria.

5.2. *Date of Grant.* The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, or a specified future date. The Award Agreement will be delivered to the Participant within a reasonable time after the granting of the Option.

5.3. *Exercise Period.* Options may be vested and exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option; provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted; and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary ("Ten Percent Stockholder") will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.4. *Exercise Price.* The Exercise Price of an Option will be determined by the Committee when the Option is granted; provided that: (a) the Exercise Price of an Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant (with the exception of Options issued in substitution of another company's awards pursuant to, and to the extent permitted by, Section 21.2) and (b) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 11 and the Award Agreement and in accordance with any procedures established by the Company.

5.5. *Method of Exercise.* Any Option granted hereunder will be vested and exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company and/or an authorized third party administrator (the "Third Party Administrator") receives: (a) notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option and/or via electronic execution through the Third Party Administrator, and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.5 of the Plan.

5.6.   **Termination of Service.** If the Participant's Service terminates for any reason except for Cause or the Participant's death or Disability, then the Participant may exercise such Participant's Options only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates no later than three (3) months after the date Participant's Service terminates (or such shorter or longer time period as may be determined by the Committee, with any exercise beyond three (3) months after the date Participant's employment terminates deemed to be the exercise of an NSO), but in any event no later than the expiration date of the Options.

(a)   **Death.** If the Participant's Service terminates because of the Participant's death (or the Participant dies within three (3) months after Participant's Service terminates other than for Cause or because of the Participant's Disability), then the Participant's Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates and must be exercised by the Participant's legal representative, or authorized assignee, no later than twelve (12) months after the date Participant's Service terminates (or such shorter time period not less than six (6) months or longer time period-as may be determined by the Committee), but in any event no later than the expiration date of the Options.

(b)   **Disability.** If the Participant's Service terminates because of the Participant's Disability, then the Participant's Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates and must be exercised by the Participant (or the Participant's legal representative or authorized assignee) no later than twelve (12) months after the date Participant's Service terminates (or such shorter or longer time period as may be determined by the Committee, with any exercise beyond (a) three (3) months after the date Participant's employment terminates when the termination of Service is for a Disability that is not a "permanent and total disability" as defined in Section 22(e)(3) of the Code, or (b) twelve (12) months after the date Participant's Service terminates when the termination of employment is for a Disability that is a "permanent and total disability" as defined in Section 22(e)(3) of the Code, deemed to be exercise of an NSO), but in any event no later than the expiration date of the Options.

(c)   **Cause.** If the Participant's Service is terminated for Cause or if the Committee has reasonably determined in good faith that such cessation of Services has resulted in connection with an act or failure to act constituting Cause (or such Participant's Services could have been terminated for Cause (without regard to the lapsing of any required notice or cure periods in connection therewith) at the time such Participant terminated Services), then Participant's Options (whether or not vested) shall expire on such Participant's date of termination of Service, or at such later time and on such conditions as are determined by the Committee, but in any event no later than the expiration date of the Options. Unless otherwise provided in the Award Agreement, an employment agreement or other applicable agreement, Cause shall have the meaning set forth in the Plan.

5.7.   **Limitations on Exercise.** The Committee may specify a minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent any Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.8.   **Limitations on ISOs.** With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NSOs. For purposes of this Section 5.8, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the

Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.9. *Modification, Extension or Renewal.* The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option previously granted, unless such action is necessary to comply with applicable law or rule. Any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to prior stockholder approval as is required by Section 18 of this Plan, the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants; provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price.

5.10. *No Disqualification.* Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.

6. **RESTRICTED STOCK AWARDS.** A Restricted Stock Award is an offer by the Company to sell to an eligible Employee, Consultant, or Director Shares that are subject to restrictions ("Restricted Stock"). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions under which the Shares will be subject and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

6.1. *Restricted Stock Purchase Agreement.* All purchases under a Restricted Stock Award will be evidenced by an Award Agreement. Except as may otherwise be provided in an Award Agreement, a Participant accepts a Restricted Stock Award by signing and delivering to the Company an Award Agreement and/or via electronic acceptance through the Third-Party Administrator with full payment of the Purchase Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer of such Restricted Stock Award will terminate, unless the Committee determines otherwise.

6.2. *Purchase Price.* The Purchase Price for a Restricted Stock Award will be determined by the Committee and may be less than Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 11 of the Plan, and the Award Agreement and in accordance with any procedures established by the Company.

6.3. *Terms of Restricted Stock Awards.* Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified period of Service with the Company or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant's Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

6.4. *Termination of Service.* Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

7. **STOCK BONUS AWARDS.** A Stock Bonus Award is an award to an eligible Employee, Consultant, or Director of Shares for Services to be rendered or for past Services already rendered to the Company or any Parent, Subsidiary or Affiliate. All

Stock Bonus Awards shall be made pursuant to an Award Agreement. No payment from the Participant will be required for Shares awarded pursuant to a Stock Bonus Award.

7.1. **_Terms of Stock Bonus Awards._** The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified period of Service with the Company or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant's Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.

7.2. **_Form of Payment to Participant._** Payment, if any, may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee.

7.3. **_Termination of Service._** Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

8. **STOCK APPRECIATION RIGHTS.** A Stock Appreciation Right ("SAR") is an award to an eligible Employee, Consultant, or Director that may be settled in cash, or Shares (which may consist of Restricted Stock), having a value equal to (a) the difference between the Fair Market Value on the date of exercise less the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs shall be made pursuant to an Award Agreement.

8.1. **_Terms of SARs._** The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR; (b) the Exercise Price and the time or times during which the SAR may be settled; (c) the consideration to be distributed on settlement of the SAR; and (d) the effect of the Participant's termination of Service on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted, and may not be less than Fair Market Value of the Shares on the date of grant (with the exception of SARs issued in substitution of another company's awards pursuant to, and to the extent permitted by, Section 21.2). A SAR may be awarded upon satisfaction of Performance Factors, if any, during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the SAR is being earned upon the satisfaction of Performance Factors, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for each SAR; and (y) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.

8.2. **_Exercise Period and Expiration Date._** A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement shall set forth the expiration date; provided that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Notwithstanding the foregoing, the rules of Section 5.6 also will apply to SARs.

8.3.   *Form of Settlement.* Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the Fair Market Value of a Share on the date of exercise less the Exercise Price; times (b) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest, if any, as the Committee determines, provided that the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code, to the extent applicable.

8.4.   *Termination of Service.* Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

9.   RESTRICTED STOCK UNITS. A Restricted Stock Unit ("RSU") is an award to an eligible Employee, Consultant, or Director covering a number of Shares that may be settled in cash, or by issuance of those Shares (which may consist of Restricted Stock) or in cash. All RSUs shall be made pursuant to an Award Agreement.

9.1.   *Terms of RSUs.* The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU; (b) the time or times during which the RSU may be settled; (c) the consideration to be distributed on settlement; and (d) the effect of the Participant's termination of Service on each RSU. An RSU may be awarded upon satisfaction of such performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant's Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for the RSU; (y) select from among the Performance Factors to be used to measure the performance, if any; and (z) determine the number of Shares deemed subject to the RSU. Performance Periods may overlap and Participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria.

9.2.   *Form and Timing of Settlement.* Payment of earned RSUs shall be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement. The Committee, in its sole discretion, may settle earned RSUs in cash, Shares, or a combination of both. The Committee may also permit a Participant to defer payment under an RSU to a date or dates after the RSU is earned provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code, to the extent applicable.

9.3.   *Termination of Service.* Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

10.   PERFORMANCE AWARDS. A Performance Award is an award to an eligible Employee, Consultant, or Director that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, or by issuance of those Shares (which may consist, without limitation, of Restricted Stock), other property or any combination thereof, and may be cash-based. Grants of Performance Awards shall be made pursuant to an Award Agreement.

10.1.   *Terms of Performance Awards.* Performance Awards will be based on the attainment of performance goals using the Performance Factors within this Plan that are established by the Committee for the relevant Performance Period. The Committee will determine, and each Award Agreement shall set forth, the terms of each Performance Award including, without limitation: (a) the amount of any cash bonus, (b) the number of Shares deemed subject to the Performance Award; (c) the Performance Factors and Performance Period that shall determine the time and extent to which each Performance Award shall be settled; (d) the consideration to be distributed on settlement, and (e) the effect of the Participant's termination of Service on each Performance Award. In establishing Performance Factors and the Performance Period the Committee will: (x) determine the nature, length and starting date of any Performance Period; (y) select from among the Performance Factors to be used; and (z) determine the number of Shares deemed subject to the Performance Award. Prior to settlement the Committee shall determine the extent to which Performance Award has been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Awards that are subject to different Performance Periods and different performance goals and other criteria.

10.2. ***Value, Earning and Timing of Performance Shares.*** If applicable, a Performance Award will have an initial value equal to the Fair Market Value of a Share on the date of grant. After the applicable Performance Period has ended, the holder of Performance Shares will be entitled to receive a payout of the number of Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Factors or other vesting provisions have been achieved. The Committee, in its sole discretion, may pay earned Shares under a Performance Award in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Shares at the close of the applicable Performance Period) or in a combination thereof.

10.3. ***Termination of Service***. Except as may be set forth in the Participant's Award Agreement, vesting ceases on the date Participant's Service terminates (unless determined otherwise by the Committee)**.**

11. **PAYMENT FOR SHARE PURCHASES.** Payment from a Participant for Shares purchased pursuant to this Plan may be made in cash or by cash equivalent or, where expressly approved for the Participant by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable Award Agreement):

(a) by cancellation of indebtedness of the Company to the Participant;

(b) by surrender of shares of the Company held by the Participant that have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which said Award will be exercised or settled;

(c) by waiver of compensation due or accrued to the Participant for services rendered or to be rendered to the Company or a Parent, Subsidiary or Affiliate;

(d) by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Company in connection with the Plan;

(e) by any combination of the foregoing; or

(f) by any other method of payment as is permitted by applicable law.

The Committee may limit the availability of any method of payment, to the extent the Committee determines, in its discretion, such limitation is necessary or advisable to comply with applicable law or facilitate the administration of the Plan. Unless determined otherwise by the Committee, all payments under any of the methods indicated above shall be made in United States dollars.

12. **GRANTS TO NON-EMPLOYEE DIRECTORS.**

12.1. ***Grants and Eligibility.*** Awards pursuant to this Section 12 shall be granted only to Non-Employee Directors, who are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 12 may be automatically made pursuant to a policy adopted by the Board, or made from time to time as determined in the discretion of the Board.

12.2. ***Calendar Year Limitation***. A Non-Employee Director may not receive Awards under the Plan that, when combined with cash compensation received for service as a Non-Employee Director, exceed (x) $750,000 in value (as described below) in any calendar year, for continuing directors, or (y) $1,000,000 in value (as described below) in the initial calendar year, for a new Non-Employee Director. The value of Awards for purposes of complying with this maximum will be determined as follows: (a) for Options and SARs, grant date fair value will be calculated using the Black-Scholes valuation methodology or the Company's regular valuation methodology for determining the grant date fair value of Options for reporting purposes, and (b) for all other Awards other than Options and SARs, grant date fair value will be determined by either (i) calculating the product of the Fair Market Value per Share on the date of grant and the aggregate number of Shares subject to the Award, or (ii) calculating the product using an average of the Fair Market Value over a number of trading days and the aggregate number of Shares subject to the Award as determined by the Committee. Awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was a Consultant but not a Non-Employee Director will not count for purposes of these limitations.

12.3. *Vesting, Exercisability and Settlement.* Except as set forth in Section 21, Awards shall vest, become exercisable and be settled as determined by the Board.

12.4 *Election to Receive Awards in Lieu of Cash.* If permitted by the Committee, a Non-Employee Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash or Awards or a combination thereof, as determined by the Committee. Such Awards shall be issued under the Plan. An election under this Section 12.4 shall be filed with the Company on the form prescribed by the Company.

13. **WITHHOLDING TAXES.**

13.1. *Withholding Generally.* Whenever Shares are to be issued in satisfaction of Awards granted under this Plan or a tax event occurs, the Company may require the Participant to remit to the Company, or to the Third Party Administrator or to the Parent, Subsidiary or Affiliate, as applicable, employing the Participant, an amount sufficient to satisfy applicable U.S. federal, state, local and international income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items (the "Tax-Related Items") withholding tax requirements or any other tax liability legally due from the Participant prior to the delivery of Shares pursuant to exercise or settlement of any Award. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable withholding obligations for Tax-Related Items.

13.2. *Withholding Methods.* The Committee, or its delegate(s), as permitted by applicable law, in its sole discretion and pursuant to such procedures as it may specify from time to time and to limitations of local law, may require or permit a Participant to satisfy such Tax-Related Items legally due from the Participant, in whole or in part by (without limitation) (a) paying cash, (b) having the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the Tax-Related Items to be withheld, (c) delivering to the Company already-owned shares having a Fair Market Value equal to the Tax-Related Items to be withheld or (d) withholding from the proceeds of the sale of otherwise deliverable Shares acquired pursuant to an Award either through a voluntary sale or through a mandatory sale arranged by the Company. The Company may withhold or account for these Tax-Related Items by considering applicable statutory withholding rates or other applicable withholding rates, including up to (but not in excess of) the maximum permissible statutory tax rate for the applicable tax jurisdiction, to the extent consistent with applicable laws. Unless otherwise determined by the Committee, the Fair Market Value of the Shares will be determined as of the date that the taxes are required to be withheld and such Shares will be valued based on the value of the actual trade or, if there is none, the Fair Market Value of the Shares as of the previous trading day.

14. **TRANSFERABILITY.** Unless determined otherwise by the Committee, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or by domestic relations order to a Permitted Transferee, such Award will contain such additional terms and conditions as the Committee deems appropriate. All Awards shall be exercisable: (a) during the Participant's lifetime only by (i) the Participant, or (ii) the Participant's guardian or legal representative; (b) after the Participant's death, by the legal representative of the Participant's heirs or legatees; and (c) in the case of all awards except ISOs, by a Permitted Transferee.

15. **PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES.**

15.1. ***Voting and Dividends.*** No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant, except for any Dividend Equivalent Rights permitted by an applicable Award Agreement. Any Dividend Equivalent Rights will be subject to the same vesting or performance conditions as the underlying Award. In addition, the Committee may provide that any Dividend Equivalent Rights permitted by an applicable Award Agreement will be deemed to have been reinvested in additional Shares or otherwise reinvested. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities, or cash dividends, the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, cash dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided further, that the Participant will have no right to such stock dividends, cash dividends or stock distributions with respect to Unvested Shares, and any such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. The Committee, in its discretion, may provide in the Award Agreement evidencing any Award that the Participant will be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Shares underlying an Award during the period beginning on the date the Award is granted and ending, with respect to each Share subject to the Award, on the earlier of the date on which the Award is exercised or settled or the date on which it is forfeited; provided, that no Dividend Equivalent Right will be paid with respect to the Unvested Shares, and such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. Such Dividend Equivalent Rights, if any, will be credited to the Participant in the form of additional whole Shares as of the date of payment of such cash dividends on Shares.

15.2. ***Restrictions on Shares.*** At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a "Right of Repurchase") a portion of any or all Unvested Shares held by a Participant following such Participant's termination of Service at any time within ninety (90) days (or such longer or shorter time determined by the Committee) after the later of the date Participant's Service terminates and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant's Purchase Price or Exercise Price, as the case may be.

16. **CERTIFICATES**. All Shares or other securities whether or not certificated, delivered under this Plan will be subject to such stock transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable U.S. federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted and any non-U.S. exchange controls or securities law restrictions to which the Shares are subject.

17. **ESCROW; PLEDGE OF SHARES**. To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of the Participant's obligation to the Company under the promissory note; provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant's Shares or other collateral. In connection with any pledge of the Shares, the Participant will be required to execute and deliver a written pledge agreement in such form as the Committee will from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid.

18.   **REPRICING; EXCHANGE AND BUYOUT OF AWARDS**. The repricing of Options or SARs, including pursuant to an Exchange Program, is not permitted without prior stockholder approval.

19.   **SECURITIES LAW AND OTHER REGULATORY COMPLIANCE**. An Award will not be effective unless such Award is in compliance with all applicable U.S. and foreign federal and state securities and exchange control and other laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and/or (b) completion of any registration or other qualification of such Shares under any state, federal or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any foreign or state securities laws, exchange control laws, stock exchange or automated quotation system, and the Company will have no liability for any inability or failure to do so.

20.   **NO OBLIGATION TO EMPLOY**. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent, Subsidiary or Affiliate or limit in any way the right of the Company or any Parent, Subsidiary or Affiliate to terminate Participant's employment or other relationship at any time.

21.   **CORPORATE TRANSACTIONS.**

21.1.   *Assumption or Replacement of Awards by Successor.* In the event of a Corporate Transaction any or all outstanding Awards shall be subject to the definitive agreement related thereto, and may be (a) continued, assumed or replaced by the successor corporation, which continuation, assumption or replacement shall be binding on all Participants, provided that the Exercise Price and the number and nature of shares issuable upon exercise of any Option or SAR, or any Award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable, (b) substituted by the successor corporation for substantially equivalent Awards or substantially similar consideration as was provided to stockholders (after taking into account the existing provisions of the Awards), provided that the Exercise Price and the number and nature of shares issuable upon exercise of any Option or SAR, or any Award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable, (c) immediately vested (and exercisable, as applicable) and settled (as applicable), followed by the cancellation of such Awards upon or immediately prior to the effectiveness of such transaction or (d) settled for their intrinsic value (whether or not vested or exercisable) in cash or cash equivalents or equity (including cash or equity subject to deferred vesting and delivery consistent with vesting restrictions applicable to such Awards or the underlying Shares) followed by the cancellation of such Awards and, for the avoidance of doubt, if as of the date of the occurrence of the Corporate Transaction, the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment, in each case without the Participant's consent. The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant.

In the event such successor or acquiring corporation (if any) refuses to continue, assume, convert, replace, substitute Awards, or settle for Awards for their intrinsic value (which may be determined to be zero), as provided above, pursuant to a Corporate Transaction, then notwithstanding any other provision in this Plan to the contrary, such Awards shall have their vesting accelerate as to all shares subject to such Award (and any applicable right of repurchase fully lapse) immediately prior to the

Corporate Transaction and then such Awards will terminate; for purposes of the foregoing, unless otherwise provided in the applicable Award Agreement or otherwise determined by the Committee, Performance Awards shall be deemed earned and vested at the greater of (a) 100% of target level performance and (b) actual performance through the date of the Corporate Transaction, unless otherwise set forth in the applicable award agreement.

If an Award vests in lieu of continuation, assumption, conversion, replacement, substitution or settlement in connection with a Corporate Transaction as provided above, the Committee will notify the Participant in writing or electronically that such Award will be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period without consideration.

The Board shall have full power and authority to assign the Company's right to repurchase, right to re-acquire and/or forfeiture rights to such successor or acquiring corporation. Awards need not be treated similarly in a Corporate Transaction, and treatment may vary from Award to Award and/or from Participant to Participant.

21.2. **_Assumption of Awards by the Company._** The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either; (a) granting an Award under this Plan in substitution of such other company's award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. Substitute Awards shall not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in a calendar year.

21.3. **_Non-Employee Directors' Awards_**. Notwithstanding any provision to the contrary herein, in the event of a Corporate Transaction, the vesting of all Awards granted to Non-Employee Directors shall accelerate and such Awards shall become exercisable (as applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines.

22. **ADOPTION AND STOCKHOLDER APPROVAL**. This Plan shall be submitted for the approval of the Company's stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board.

23. **TERM OF PLAN/GOVERNING LAW.** Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from April 7, 2023, the date this Plan is adopted by the Board. After this Plan is terminated or expires, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions. This Plan and all Awards granted hereunder shall be governed by and construed in accordance with the laws of the State of Delaware (excluding its conflict of law rules).

24. **AMENDMENT OR TERMINATION OF PLAN.** The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan; provided, however, that the Board will not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval; provided further, that a Participant's Award shall be governed by the version of this Plan then in effect at the time such Award was granted. No termination or amendment of the Plan or any outstanding Award may adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with applicable law, regulation or rule.

25.   NONEXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

26.   INSIDER TRADING POLICY. Each Participant who receives an Award shall comply with any policy adopted by the Company from time to time covering transactions in the Company's securities by Employees, officers and/or Directors of the Company, as well as with any applicable insider trading or market abuse laws to which the Participant may be subject.

27.   ALL AWARDS SUBJECT TO COMPANY CLAWBACK OR RECOUPMENT POLICY. All Awards, subject to applicable law, will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of Participant's employment or other service with the Company that is applicable to officers, Employees, Directors or other service providers of the Company, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding Awards and the recoupment of any gains realized with respect to Awards.

28.   DEFINITIONS. As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:

28.1.   "Affiliate" means any person or entity that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the Company, including any general partner, managing member, officer or director of the Company, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term "control" (including the correlative meanings of the terms "controlled by" and "under common control with"), as used with respect to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such person or entity, whether through the ownership of voting securities or by contract or otherwise.

28.2.   "Award" means any award under the Plan, including any Option, Restricted Stock, Stock Bonus, Stock Appreciation Right, Restricted Stock Unit or Performance Award.

28.3.   "Award Agreement" means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, and country-specific appendix thereto for grants to non-U.S. Participants, which shall be in substantially a form (which need not be the same for each Participant) that the Committee (or in the case of Award agreements that are not used for Insiders, the Committee's delegate(s)) has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

28.4.   "Board" means the Board of Directors of the Company.

28.5.   "Cause" means (a) Participant's willful failure substantially to perform his or her duties and responsibilities to the Company or deliberate violation of a Company policy, including, but not limited to the Code of Business Conduct and Ethics (and any subsequent similar policy); (b) Participant's commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (c) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; (d) Participant's willful breach of any of his or her obligations under any written agreement or covenant with the Company or (e) failure to cooperate with an internal investigation or an investigation by regulatory or law enforcement authorities after being instructed by the Company to cooperate. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the

Company's ability to terminate a Participant's employment or consulting relationship at any time as provided in Section 20 above, and the term "Company" will be interpreted to include any Subsidiary, Parent or Affiliate, as appropriate. Notwithstanding the foregoing, the foregoing definition of "Cause" may, in part or in whole, be modified or replaced in each individual employment agreement, Award Agreement or other applicable agreement with any Participant, provided that such document supersedes the definition provided in this Section 28.5.

28.6. "Code" means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

28.7. "Committee" means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

28.8. "Common Stock" means the common stock of the Company.

28.9. "Company" means Chegg, Inc., a Delaware corporation, or any successor corporation.

28.10. "Consultant" means any natural person, including an advisor or independent contractor, engaged by the Company or a Parent, Subsidiary or Affiliate to render services to such entity.

28.11. "Corporate Transaction" means the occurrence of any of the following events: (a) any "Person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company's then-outstanding voting securities; provided, however, that for purposes of this subclause (a) the acquisition of additional securities by any one Person who is considered to own fifty percent (50%) or more of the total voting power of the securities of the Company will not be considered a Corporate Transaction; (b) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; (c) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; (d) any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company) or (e) a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by as majority of the members of the Board prior to the date of the appointment or election. For purpose of this subclause (e), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Corporate Transaction. For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company. Notwithstanding the foregoing, to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this Plan by reason of a Corporate Transaction, such amount will become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and IRS guidance that has been promulgated or may be promulgated thereunder from time to time. Notwithstanding the foregoing, the foregoing definition of "Corporate Transaction" may, in part or in whole, be modified or replaced in each individual employment agreement, Award Agreement, or other applicable agreement with any Participant provided that such document specifically supersedes this definition.

28.12. "Director" means a member of the Board.

28.13. "Disability" means in the case of incentive stock options, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Awards, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

28.14. "Dividend Equivalent Right" means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash, stock or other property dividends in amounts equivalent to cash, stock or other property dividends for each Share represented by an Award held by such Participant.

28.15. "Effective Date" means the date the Plan is approved by the stockholders of the Company (which shall be within twelve (12) months of the approval of the Plan by the Board).

28.16. "Employee" means any person, including officers and Directors, providing services as an employee to the Company or any Parent, Subsidiary or Affiliate of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

28.17. "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

28.18. "Exchange Program" means a program approved by the Company's stockholders pursuant to which (i) outstanding Awards are surrendered, cancelled or exchanged for cash, the same type of Award or a different Award (or combination thereof) or (ii) the Exercise Price of an outstanding Award is increased or reduced.

28.19. "Exercise Price" means, with respect to an Option, the price at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a SAR, the price at which the SAR is granted to the holder thereof.

28.20. "Fair Market Value" means, as of any date, the value of a Share determined as follows:

(a) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Committee may determine or, if there is no closing price on that date, then on the last preceding date on which such a closing price was reported;

(b) if such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c) by the Board or the Committee in good faith.

28.21. "Insider" means an officer or Director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

28.22. "IRS" means the United States Internal Revenue Service.

28.23. "Non-Employee Director" means a Director who is not an Employee of the Company or any Parent, Subsidiary or Affiliate.

28.24. "Option" means an award of an option to purchase Shares pursuant to Section 5.

28.25. "Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.26. "Participant" means a person who holds an Award under this Plan.

28.27. "Performance Award" means an Award covering cash, Shares or other property granted pursuant to Section 10 of the Plan.

28.28. "Performance Factors" means any of the factors selected by the Committee and specified in an Award Agreement, from among the following objective or subjective measures, either individually, alternatively or in any combination, applied to the Participant, the Company, any business unit or Parent, Subsidiary or Affiliate, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established by the Committee with respect to applicable Awards have been satisfied:

(a)   Profit Before Tax;

(b)   Sales;

(c)   Expenses;

(d)   Billings;

(e)   Revenue;

(f)   Net revenue;

(g)   Earnings (which may include earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA), and Adjusted EBITDA);

(h)   Operating income;

(i)   Operating margin;

(j)   Operating profit;

(k)   Controllable operating profit, or net operating profit;

(l)   Net Profit;

(m)   Gross margin;

(n)   Operating expenses or operating expenses as a percentage of revenue;

(o)   Net income;

(p)   Earnings per share;

(q)   Total stockholder return or relative stockholder return;

(r)   Market share;

(s)   Return on assets or net assets;

(t)   The Company's stock price;

(u)   Growth in stockholder value relative to a pre-determined index;

(v)   Return on equity;

(w)   Return on invested capital;

(x)   Cash Flow (including free cash flow or operating cash flows) or cash flow margins;

(y)   Balance of cash, cash equivalents and marketable securities;

(z)   Cash conversion cycle;

(aa)   Economic value added;

(bb)   Individual confidential business objectives;

(cc)   Contract awards or backlog;

(dd)   Overhead or other expense reduction;

(ee)   Credit rating;

(ff)   Completion of an identified special project;

(gg)   Completion of a joint venture or other corporate transaction;

(hh)   Strategic plan development and implementation;

(ii)   Succession plan development and implementation;

(jj)   Improvement in workforce diversity;

(kk)   Employee satisfaction;

(ll)   Employee retention;

(mm)   Customer indicators and/or satisfaction

(nn)   New product invention or innovation;

(oo)   Research and development expenses

(pp)   Attainment of research and development milestones;

(qq)   Improvements in productivity;

(rr)   Bookings;

(ss)   Working-capital targets and changes in working capital

(tt)   Attainment of operating goals and employee metrics;

(uu)   Net new annual contract value;

(vv)   Net expansion or growth rate; and

(ww)   Any other metric as determined by the Committee.

The Committee may provide for one or more equitable adjustments to the Performance Factors to preserve the Committee's original intent regarding the Performance Factors at the time of the initial award grant, such as but not limited to, adjustments in recognition of unusual or non-recurring items such as acquisition related activities or changes in applicable accounting rules. It is within the sole discretion of the Committee to make or not make any such equitable adjustments.

28.29. "Performance Period" means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Factors will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance Award.

28.30. "Permitted Transferee" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Employee, any person sharing the Employee's household (other than a tenant or employee), a trust in which these persons (or the Employee) have more than 50% of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than 50% of the voting interests.

28.31. "Plan" means this Chegg, Inc. 2023 Equity Incentive Plan.

28.32. "Prior Plan" means the Company's 2013 Equity Incentive Plan.

28.33. "Purchase Price" means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.

28.34. "Restricted Stock Award" means an Award as defined in Section 6 and granted under the Plan, or issued pursuant to the early exercise of an Option.

28.35. "Restricted Stock Unit" means an Award as defined in Section 9 and granted under the Plan.

28.36. "SEC" means the United States Securities and Exchange Commission.

28.37. "Securities Act" means the United States Securities Act of 1933, as amended.

28.38. "Service" shall mean service as an Employee, Consultant, Director or Non-Employee Director, to the Company or a Parent, Subsidiary or Affiliate, subject to such further limitations as may be set forth in the Plan or the applicable Award Agreement. An Employee will not be deemed to have ceased to provide Service in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence approved by the Company; provided, that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute. Notwithstanding anything to the contrary, an Employee will not be deemed to have ceased to provide Service if a formal policy adopted from time to time by the Company and issued and promulgated to employees in writing provides otherwise. In the case of any Employee on an approved leave of absence or a reduction in hours worked (for illustrative purposes only, a change in the schedule of an employee from that of full-time to part-time), the Committee may make such provisions respecting suspension of or modification to vesting of the Award while on leave from the employ of the Company, Parent, Subsidiary or Affiliate or during such change in working hours of the Company as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. In the event of military leave or other protected leave, if required by applicable laws, vesting shall continue for the longest period that vesting continues under any other statutory or Company approved leave of absence and, upon a Participant's returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to Awards to the same extent as would have applied had the Participant continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave. An employee shall have terminated employment as of the date he or she ceases to be employed (regardless of whether the termination is in breach of local employment laws or is later found to be invalid) and employment shall not be extended by any notice period or garden leave mandated by local law, provided however, that a change in status from an Employee to a Consultant or a Non-Employee Director (or vice versa) shall not terminate a Participant's Service provided that there is no lapse in time between such change in statuses , unless otherwise determined by the Committee, in its discretion or to the extent set forth in the applicable Award Agreement. The Committee will have sole discretion to determine whether a Participant has ceased to provide Service and the effective date on which the Participant ceased to provide Service.

28.39. "Shares" means shares of Common Stock and the common stock of any successor entity of the Company.

28.40. "Stock Appreciation Right" means an Award defined in Section 8 and granted under the Plan.

28.41. "Stock Bonus" means an Award defined in Section 7 and granted under the Plan.

28.42. "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.43. "Treasury Regulations" means regulations promulgated by the United States Treasury Department.

28.44. "Unvested Shares" means Shares that have not yet vested or are subject to a right of repurchase in favor of the Company (or any successor thereto).

Appendix C

Amended and Restated Chegg, Inc. 2013 Employee Stock Purchase Plan

1. **Establishment of Plan.** Chegg, Inc., a Delaware corporation, (the "Company") proposes to grant options to purchase shares of Common Stock to eligible employees of the Company and its Participating Corporations pursuant to this Plan. The Company intends this Plan to qualify as an "employee stock purchase plan" under Section 423 of the Code (including any amendments to or replacements of such Section), and this Plan shall be so construed. Any term not expressly defined in this Plan but defined for purposes of Code Section 423 shall have the same definition herein. However, with regard to offers of options for purchase of the Common Stock under the Plan to employees outside the United States working for a Participating Corporation, the Board may offer a sub-plan or an option that is not intended to meet the Code Section 423 requirements, provided, if necessary under Code Section 423, that the other terms and conditions of the Plan are met. Subject to Section 14, a total of 4,000,000 shares of Common Stock is reserved for issuance under this Plan as of the Effective Date. The number of shares reserved for issuance under this Plan shall be subject to adjustments effected in accordance with Section 14 of this Plan. Capitalized terms not defined elsewhere in the text are defined in Section 27.

2. **Purpose.** The purpose of this Plan is to provide eligible employees of the Company and Participating Corporations with a means of acquiring an equity interest in the Company through payroll deductions, to enhance such employees' sense of participation in the affairs of the Company and Participating Corporations, and to provide an incentive for continued employment.

3. **Administration.** The Plan will be administered by the Compensation Committee of the Board or the Board (either referred to herein as the "Committee"). Subject to the provisions of this Plan and the limitations of Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of this Plan shall be determined by the Committee and its decisions shall be final and binding upon all Participants. The Committee will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and determine which entities will be Participating Corporations and whether an offer to a Participating Corporation is intended to meet Code Section 423 requirements and to decide upon any and all claims filed under the Plan. Every finding, decision and determination made by the Committee will, to the full extent permitted by law, be final and binding upon all parties. Notwithstanding any provision to the contrary in this Plan, the Committee may adopt rules and/or procedures relating to the operation and administration of the Plan to accommodate requirements of local law and procedures outside of the United States. The Committee will have the authority to determine the Fair Market Value of the Common Stock (which determination shall be final, binding and conclusive for all purposes) in accordance with Section 8 below and to interpret Section 8 of the Plan in connection with circumstances that impact the Fair Market Value. Members of the Committee shall receive no compensation for their services in connection with the administration of this Plan, other than standard fees as established from time to time by the Board for services rendered by Board members serving on the Board or its committees. All expenses incurred in connection with the administration of this Plan shall be paid by the Company. For purposes of this Plan, the Committee may designate separate offerings under the Plan (the terms of which need not be identical) in which eligible employees of one or more Participating Corporations will participate, even if the dates of the applicable Offering Periods of each such offering are identical.

The Committee may also establish rules to govern transfers of employment among the Company and any Participating Corporation, consistent with the applicable requirements of Code Section 423 and the terms of the Plan.

The Committee may adopt such rules, procedures, and sub-plans as are necessary or appropriate to permit the participation in the Plan by eligible employees who are citizens or residents of a jurisdiction and/or employed outside the United States, the terms of which sub-plans may take precedence over other provisions of this Plan, with the exception of the provisions in Section 1 above setting forth the number of shares of Common Stock reserved for issuance under the Plan; provided that unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan will govern the operation of such sub-plan. Further, the Committee is specifically authorized to adopt rules and procedures regarding the application of the definition of Compensation (as defined below) to Participants on payrolls outside of the United States, handling of payroll deductions and other contributions, taking of payroll deductions and making of other contributions to the Plan, establishment of bank or trust accounts to hold contributions, payment of interest, establishment of the exchange rate applicable to payroll deductions taken and other contributions made in a currency other than U.S. dollars, obligations to pay payroll tax, determination of beneficiary designation requirements, tax withholding procedures, and handling of stock certificates that vary with applicable local requirements.

4.   **Eligibility.** Any employee of the Company or the Participating Corporations is eligible to participate in an Offering Period under this Plan except that the Committee may exclude any or all of the following (other than where exclusion of such employees is prohibited by applicable law):

i.   employees who are not employed by the Company or a Participating Corporation prior to the beginning of such Offering Period or prior to such other time period as specified by the Committee;

ii.   employees who have been employed less than two (2) years;

iii.   employees who are customarily employed for twenty (20) or less hours per week;

iv.   employees who are customarily employed for five (5) months or less in a calendar year;

v.   (i) employees who are "highly compensated employees" of the Company or any Participating Corporation (within the meaning of Section 414(q) of the Code), or (ii) any employee who are "highly compensated employees" with compensation above a specified level, who is an officer and/or is subject to the disclosure requirements of Section 16(a) of the Exchange Act;

vi.   employees who are citizens or residents of a foreign jurisdiction (without regard to whether they are also a citizen of the United States or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if either (i) such employee's participation is prohibited under the laws of the jurisdiction governing such employee, or (ii) compliance with the laws of the foreign jurisdiction would violate the requirements of Section 423 of the Code;

vii.   employees who do not meet any other eligibility requirements that the Committee may choose to impose (within the limits permitted by the Code); and

viii.   individuals who provide services to the Company or any of its Participating Corporations as independent contractors who are reclassified as common law employees for any reason except for federal income and employment tax purposes.

The foregoing notwithstanding, employees who, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, own stock or hold options to purchase stock possessing five percent (5%)

or more of the total combined voting power or value of all classes of stock of the Company or any of its Participating Corporations or who, as a result of being granted an option under this Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any of its Participating Corporations may not participate.

5.   Offering Dates.

(a)   While the Plan is in effect, the Committee shall determine the duration and commencement date of each Offering Period, provided that an Offering Period shall in no event be longer than twenty-seven (27) months, except as otherwise provided by an applicable sub-plan. Offering Periods may be consecutive or overlapping. Each Offering Period may consist of one or more Purchase Periods during which payroll deductions of Participants are accumulated under this Plan. While the Plan is in effect, the Committee shall determine the duration and commencement date of each Purchase Period, provided that a Purchase Period shall in no event end later than the close of the Offering Period in which it begins. Purchase Periods shall be consecutive.

(b)   A new six-month Offering Period shall commence on each May 16 and November 16, with each such Offering Period also consisting of a single six-month Purchase Period, except as otherwise provided by an applicable sub-plan. The Committee shall have the power to change these terms as provided in Section 25 below.

6.   Participation in this Plan.

(a)   An eligible employee determined in accordance with Section 4 may elect to become a Participant by submitting a subscription agreement to the Company, or electronic representation thereof and/or via an authorized third-party administrator's ("Third Party Administrator") standard process, prior to the commencement of the Offering Period to which such agreement relates in accordance with such rules as the Committee may determine.

(b)   Once an employee becomes a Participant in an Offering Period, then such Participant will automatically participate in each subsequent Offering Period commencing immediately following the last day of such prior Offering Period at the same contribution level unless the Participant withdraws or is deemed to withdraw from this Plan or terminates further participation in the Offering Period as set forth in Section 11 below or otherwise notifies the Company of a change in the Participant's contribution level by filing an additional subscription agreement or electronic representation thereof with the Company and/or the Company's Third Party Administrator, prior to the next Offering Period.

(c)   A Participant that is automatically enrolled in a subsequent Offering Period pursuant to this Section 6 (i) is not required to file any additional subscription agreement in order to continue participation in this Plan and (ii) will be deemed to have accepted the terms and conditions of the Plan, any sub-plan, and subscription agreement in effect at the time each subsequent Offering Period begins, subject to Participant's right to withdraw from the Plan in accordance with the withdrawal procedures in effect at the time.

7.   Grant of Option on Enrollment. Becoming a Participant with respect to an Offering Period will constitute the grant (as of the Offering Date) by the Company to such Participant of an option to purchase on the Purchase Date up to that number of shares of Common Stock determined by a fraction, the numerator of which is the amount of the contribution level for such Participant multiplied by such Participant's Compensation (as defined in Section 9 below) during such Purchase Period and the denominator of which is the lower of (i) eighty-five percent (85%) of the Fair Market Value of a share of the Common Stock on the Offering Date (but in no event less than the par value of a share of the Company's Common Stock), or (ii) eighty-five percent (85%) of the Fair Market Value of a share of the Common Stock on the Purchase Date (but in no event less than the par value of a share of the Common Stock) provided, however, that the number of shares of Common Stock subject to any option granted pursuant to this Plan shall not exceed the lesser of (x) the maximum number of shares set by the Committee pursuant to Section

10(b) below with respect to the applicable Purchase Date, or (y) the maximum number of shares which may be purchased pursuant to Section 10(a) below with respect to the applicable Purchase Date.

8. Purchase Price. The Purchase Price in any Offering Period shall be eighty-five percent (85%) of the lesser of:

(a) The Fair Market Value on the Offering Date; or

(b) The Fair Market Value on the Purchase Date.

9. Payment of Purchase Price; Payroll Deduction Changes; Share Issuances.

(a) The Purchase Price of the shares is accumulated by regular payroll deductions made during each Offering Period, unless the Committee determines that contributions may be made in another form, including due to local law requirements or with respect to Participants outside the United States. The deductions are made as a percentage of the Participant's compensation in one percent (1%) increments not less than one percent (1%), nor greater than fifteen percent (15%) or such lower limit set by the Committee. "Compensation" shall mean base salary and regular hourly wages (or in foreign jurisdictions, equivalent cash compensation), not including commissions and shift differentials; however, the Committee may at any time prior to the beginning of an Offering Period determine that for that and future Offering Periods, Compensation shall mean all W-2 cash compensation, including without limitation base salary or regular hourly wages, bonuses, incentive compensation, commissions, overtime, shift premiums, plus draws against commissions (or in foreign jurisdictions, equivalent cash compensation); however, the Committee may at any time prior to the beginning of an Offering Period determine to modify Compensation that for that and future Offering Periods. For purposes of determining a Participant's Compensation, any election by such Participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code (or in foreign jurisdictions, equivalent salary deductions) shall be treated as if the Participant did not make such election. Payroll deductions shall commence on the first payday following the last Purchase Date and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in this Plan. Notwithstanding the foregoing, the terms of any sub-plan may permit matching shares without the payment of any purchase price.

(b) Subject to Section 25 below and to the rules of the Committee, a Participant may decrease the rate of payroll deductions during an ongoing Offering Period or Purchase Period by filing with the Company and/or the Company's Third Party Administrator a new authorization for payroll deductions, with the new rate to become effective as soon as reasonably practicable and continuing for the remainder of the Offering Period unless changed as described below. A decrease in the rate of payroll deductions may be made once during an Offering Period or more or less frequently under rules determined by the Committee. An increase in the rate of payroll deductions may not be made with respect to an ongoing Offering Period unless otherwise determined by the Committee. A Participant may increase or decrease the rate of payroll deductions for any subsequent Offering Period by filing with the Company and/or the Company's Third Party Administrator a new authorization for payroll deductions prior to the beginning of such Offering Period or such other time period as may be specified by the Committee.

(c) Subject to Section 25 below and to the rules of the Committee, a Participant may reduce his or her payroll deduction percentage to zero during an Offering Period by filing with the Company and/or the Company's Third Party Administrator a request for cessation of payroll deductions, with such reduction to become effective as soon as reasonably practicable and after such reduction becomes effective no further payroll deductions will be made for the duration of the Offering Period. Payroll deductions credited to the Participant's account prior to the effective date of the request shall be used to purchase shares of Common Stock in accordance with Section 9(e) below. A reduction of the payroll deduction percentage to zero shall be treated as such Participant's withdrawal from such Offering Period, and the Plan, effective as of the day after the next Purchase Date following the filing date of such request with the Company and/or the Company's Third Party Administrator.

(d) All payroll deductions made for a Participant are credited to his or her account under this Plan and are deposited with the general funds of the Company, and the Company shall not be obligated to segregate such payroll deductions, except to the extent required to be segregated due to local legal restrictions outside the United States. No interest accrues on the payroll deductions. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose.

(e) On each Purchase Date, so long as this Plan remains in effect and provided that the Participant has not submitted a signed and completed withdrawal form before that date which notifies the Company and/or the Third Party Administrator that the Participant wishes to withdraw from that Offering Period under this Plan and have all payroll deductions accumulated in the account maintained on behalf of the Participant as of that date returned to the Participant, the Company shall apply the funds then in the Participant's account to the purchase of whole shares of Common Stock reserved under the option granted to such Participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The Purchase Price shall be as specified in Section 8 of this Plan. Any amount remaining in a Participant's account on a Purchase Date which is less than the amount necessary to purchase a full share of Common Stock shall be returned to the Participant, without interest, unless otherwise determined by the Committee to be carried forward, without interest, into the next Purchase Period or Offering Period, as applicable (in either case, except to the extent required due to local legal requirements outside the United States). In the event that this Plan has been oversubscribed, all funds not used to purchase shares on the Purchase Date shall be returned to the Participant, without interest (except to the extent required due to local legal requirements outside the United States). No Common Stock shall be purchased on a Purchase Date on behalf of any employee whose participation in this Plan has terminated prior to such Purchase Date (except to the extent required by local legal requirements outside the United States).

(f) As promptly as practicable after the Purchase Date, the Company shall issue shares for the Participant's benefit representing the shares purchased upon exercise of his or her option.

(g) Unless determined otherwise by the Committee, the shares issued pursuant to Section 9(f) above shall be deposited into an account established in the Participant's name at the ESPP Broker. A Participant shall be free to undertake a disposition (as that term is defined in Section 424(c) of the Code) of the shares in his or her ESPP Broker account at any time, whether by sale, exchange, gift, or other transfer of legal title, but in the absence of such a disposition of the shares, the shares must remain in the Participant's ESPP Broker account until the holding period set forth in Section 423(a) of the Code has been satisfied. With respect to shares for which the Section 423(a) holding period has been satisfied, the Participant may move those shares to another brokerage account of Participant's choosing. Notwithstanding the above, a Participant who is not subject to income taxation under the Code may move his or her shares to another brokerage account of his or her choosing at any time, without regard to the satisfaction of the Section 423(a) holding period.

(h) During a Participant's lifetime, his or her option to purchase shares hereunder is exercisable only by him or her. The Participant will have no interest or voting right in shares covered by his or her option until such option has been exercised.

(i) To the extent required by applicable federal, state, local or foreign law, a Participant shall make arrangements satisfactory to the Company and the Participating Corporation employing the Participant for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company or any Participating Corporation, as applicable, may withhold, by any method permissible under applicable law, the amount necessary for the Company or any Participating Corporation, as applicable, to meet applicable withholding obligations, including up to the maximum permissible statutory rates and including any withholding required to make available to the Company or any Participating Corporation, as applicable, any tax deductions or benefits attributable to the sale or early disposition of shares of Common Stock by a Participant. The Company will not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

10. **Limitations on Shares to be Purchased.**

(a)   No Participant shall be entitled to purchase stock under any Offering Period at a rate which, when aggregated with such Participant's rights to purchase stock under all other employee stock purchase plans of a Participating Company intended to meet the requirements of Section 423 of the Code, that are also outstanding in the same calendar year(s) (whether under other Offering Periods or other employee stock purchase plans of the Company, its Parent and its Subsidiaries), exceeds $25,000 in Fair Market Value, determined as of the Offering Date, (or such other limit as may be imposed by the Code) for each calendar year in which such Offering Period is in effect (hereinafter the "Maximum Share Amount"). The Company may automatically suspend the payroll deductions of any Participant as necessary to enforce such limit provided that when the Company automatically resumes such payroll deductions, the Company must apply the rate in effect immediately prior to such suspension.

(b)   The Committee may, in its sole discretion, set a lower maximum number of shares which may be purchased by any Participant during any Offering Period than that determined under Section 10(a) above, which shall then be the Maximum Share Amount for subsequent Offering Periods; provided, however, in no event shall a Participant be permitted to purchase more than Eight Thousand (8,000) Shares during any one Purchase Period or such greater or lesser number as the Committee may determine, irrespective of the Maximum Share Amount set forth in (a) and (b) hereof. If a new Maximum Share Amount is set, then all Participants will be notified of such Maximum Share Amount prior to the commencement of the next Offering Period for which it is to be effective. The Maximum Share Amount shall continue to apply with respect to all succeeding Offering Periods unless revised by the Committee as set forth above.

(c)   If the number of shares to be purchased on a Purchase Date by all Participants exceeds the number of shares then available for issuance under this Plan, then the Company will make a pro rata allocation of the remaining shares in as uniform a manner as shall be reasonably practicable and as the Committee shall determine to be equitable. In such event, the Company will give written notice of such reduction of the number of shares to be purchased under a Participant's option to each Participant affected.

(d)   Any payroll deductions accumulated in a Participant's account which are not used to purchase stock due to the limitations in this Section 10, and not covered by Section 9(e), shall be returned to the Participant as soon as administratively practicable after the end of the applicable Purchase Period, without interest (except to the extent required due to local legal requirements outside the United States).

11.   Withdrawal.

(a)   Each Participant may withdraw from an Offering Period under this Plan pursuant to a method specified by the Company. Such withdrawal may be elected at any time prior to the end of an Offering Period, or such other time period as specified by the Committee.

(b)   Upon withdrawal from this Plan, the accumulated payroll deductions shall be returned to the withdrawn Participant, without interest (except to the extent required by local legal requirements outside the United States), and his or her interest in this Plan shall terminate. In the event a Participant voluntarily elects to withdraw from this Plan, he or she may not resume his or her participation in this Plan during the same Offering Period, but he or she may participate in any Offering Period under this Plan which commences on a date subsequent to such withdrawal by filing a new authorization for payroll deductions in the same manner as set forth in Section 6 above for initial participation in this Plan.

(c)   In the event that that an Offering Period is comprised of multiple Purchase Periods instead of a single Purchase Period, and the Fair Market Value on the first day of the current Offering Period in which a participant is enrolled is higher than the Fair Market Value on the first day of any subsequent Offering Period, the Company will automatically withdraw the Participant from the current Offering Period and enroll such participant in the subsequent Offering Period. Any funds accumulated in a participant's account prior to the first day of such subsequent Offering Period will be applied to the purchase of shares on the Purchase Date immediately prior to the first day of such subsequent Offering Period, if any.

12.   Termination of Employment. Termination of a Participant's employment for any reason, including (but not limited to) retirement, death, disability, or the failure of a Participant to remain an eligible employee of the Company or of a Participating Corporation, or Participant's employer no longer being a Participating Corporation, immediately terminates his or her participation in this Plan (except to the extent required by local legal requirements outside the United States). In such event, accumulated payroll deductions credited to the Participant's account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest (except to the extent required due to local legal requirements outside the United States). For purposes of this Section 12, an employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company or of a Participating Corporation in the case of sick leave, military leave, or any other leave of absence approved by the Company; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute. The Company will have sole discretion to determine whether a Participant has terminated employment and the effective date on which the Participant terminated employment, regardless of any notice period or garden leave required under local law.

13.   Return of Payroll Deductions. In the event a Participant's interest in this Plan is terminated by withdrawal, termination of employment or otherwise, or in the event this Plan is terminated by the Board, the Company shall deliver to the Participant all accumulated payroll deductions credited to such Participant's account. No interest shall accrue on the payroll deductions of a Participant in this Plan (except to the extent required due to local legal requirements outside the United States).

14.   Capital Changes. If the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company, without consideration, then the Committee shall adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price and the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised, and the numerical limits of Sections 1 and 10 shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws; provided that fractions of a Share will not be issued.

15.   Nonassignability. Neither payroll deductions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 22 below) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be void and without effect.

16.   Use of Participant Funds and Reports. The Company may use all payroll deductions received or held by it under the Plan for any corporate purpose, and the Company will not be required to segregate Participant payroll deductions (except to the extent required due to local legal requirements outside the United States). Until Shares are issued, Participants will only have the rights of an unsecured creditor (except to the extent required by local legal requirements outside the United States). Each Participant shall receive, or have access to, or have access to, promptly after the end of each Purchase Period a report of his or her account setting forth the total payroll deductions accumulated, the number of shares purchased, the Purchase Price thereof and the remaining cash balance, if any, carried forward or refunded, as determined by the Committee, to the next Purchase Period or Offering Period, as the case may be.

17.   Notice of Disposition. Each U.S. taxpayer Participant shall notify the Company in writing if the Participant disposes of any of the shares purchased in any Offering Period pursuant to this Plan if such disposition occurs within two (2) years from the Offering Date or within one (1) year from the Purchase Date on which such shares were purchased (the "Notice Period"). The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to this Plan requesting the Company's transfer agent to notify the Company of any transfer of the shares. The obligation of the Participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.

18.   **No Rights to Continued Employment.** Neither this Plan nor the grant of any option hereunder shall confer any right on any employee to remain in the employ of the Company or any Participating Corporation, or restrict the right of the Company or any Participating Corporation to terminate such employee's employment.

19.   **Equal Rights And Privileges.** All eligible employees granted an option under this Plan that is intended to meet the Code Section 423 requirements shall have equal rights and privileges with respect to this Plan or within any separate offering under the Plan so that this Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 or any successor provision of the Code and the related regulations. Any provision of this Plan which is inconsistent with Section 423 or any successor provision of the Code shall, without further act or amendment by the Company or the Committee, be reformed to comply with the requirements of Section 423 (unless such provision applies exclusively to options granted under the Plan that are not intended to comply with the Code Section 423 requirements). This Section 19 shall take precedence over all other provisions in this Plan.

20.   **Notices.** All notices or other communications by a Participant to the Company under or in connection with this Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21.   **Term; Stockholder Approval.** This Plan originally became effective on November 12, 2013, the date on which the registration statement covering the initial public offering of the Company's Common Stock was declared effective by the Securities and Exchange Commission. The amendment and restatement of this Plan will become effective on the Effective Date. This Plan shall be approved by the stockholders of the Company, in any manner permitted by applicable corporate law, within twelve (12) months before or after the date this Plan is adopted by the Board. No purchase of shares that are subject to such stockholder approval before becoming available under this Plan shall occur prior to stockholder approval of such shares and the Committee may delay any Purchase Date and postpone the commencement of any Offering Period subsequent to such Purchase Date as deemed necessary or desirable to obtain such approval. This Plan shall continue until the earlier to occur of (a) termination of this Plan by the Board (which termination may be effected by the Board at any time pursuant to Section 25 below) or (b) issuance of all of the shares of Common Stock reserved for issuance under this Plan.

22.   **Designation of Beneficiary.**

(a)   If provided in the subscription agreement and/or by the Third Party Administrator, a Participant may file a written designation or electronic designation of a beneficiary who is to receive any shares and cash, if any, from the Participant's account under this Plan in the event of such Participant's death subsequent to the end of a Purchase Period but prior to delivery to him of such shares and cash. In addition, a Participant may file a written designation or electronic designation of a beneficiary who is to receive any cash from the Participant's account under this Plan in the event of such Participant's death prior to a Purchase Date. Such form shall be valid only if it was filed with the Company and/or the Company's Third Party Administrator at the prescribed location before the Participant's death and/or filed with the Third Party Administrator.

(b)   Such designation of beneficiary may be changed by the Participant at any time by written notice filed with the Company and/or the Company's Third Party Administrator at the prescribed location before the Participant's death and/or filed with the Third Party Administrator. In the event of the death of a Participant and in the absence of a beneficiary validly designated under this Plan who is living at the time of such Participant's death, the Company shall deliver such cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares or cash to the spouse or, if no spouse is known to the Company, then to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

23. **Conditions Upon Issuance of Shares; Limitation on Sale of Shares.** Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed, exchange control restrictions and/or securities law restrictions, or other applicable laws outside the United States, and shall be further subject to the approval of counsel for the Company with respect to such compliance. Shares may be held in trust or subject to further restrictions as permitted by any sub-plan.

24. **Applicable Law.** The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of Delaware.

25. **Amendment or Termination.** The Committee, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Committee, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Purchase Date (which may be sooner than originally scheduled, if determined by the Committee in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 14). If an Offering Period is terminated prior to its previously-scheduled expiration, all amounts then credited to Participants' accounts for such Offering Period, which have not been used to purchase shares of Common Stock, shall be returned to those Participants (without interest thereon, except as otherwise required under local laws) as soon as administratively practicable. Further, the Committee will be entitled to establish rules to change the Purchase Periods and Offering Periods, limit the frequency and/or number of changes in the amount withheld during a Purchase Period or an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the administration of the Plan, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion advisable which are consistent with the Plan. Such actions will not require stockholder approval or the consent of any Participants. However, no amendment shall be made without approval of the stockholders of the Company (obtained in accordance with Section 21 above) within twelve (12) months of the adoption of such amendment (or earlier if required by Section 21) if such amendment would: (a) increase the number of shares that may be issued under this Plan; or (b) change the designation of the employees (or class of employees) eligible for participation in this Plan. In addition, in the event the Committee determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Committee may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequences including, but not limited to: (i) amending the definition of compensation, including with respect to an Offering Period underway at the time; (ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price; (iii) shortening any Offering Period by setting a Purchase Date, including an Offering Period underway at the time of the Committee action; (iv) reducing the maximum percentage of compensation a participant may elect to set aside as payroll deductions; and (v) reducing the maximum number of shares of Common Stock a Participant may purchase during any Offering Period. Such modifications or amendments will not require approval of the stockholders of the Company or the consent of any Participants.

26. **Corporate Transactions.** In the event of a Corporate Transaction (as defined below), each outstanding right to purchase Common Stock will be assumed or an equivalent option substituted by the successor corporation or a parent or a subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the purchase right, the Offering Period with respect to which such purchase right relates will be shortened by setting a new Purchase Date (the "New Purchase Date") and will end on the New Purchase Date. The New Purchase Date shall occur on or prior to the consummation of the Corporate Transaction, and the Plan shall terminate on the consummation of the Corporate Transaction.

27.   **Definitions.**

(a)   "Board" shall mean the Board of Directors of the Company.

(b)   "Code" shall mean the Internal Revenue Code of 1986, as amended.

(c)   "Common Stock" shall mean the common stock of the Company.

(d)   "Corporate Transaction" means the occurrence of any of the following events: (i) any Person becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company's then-outstanding voting securities; provided, however, that for purposes of this subclause (i) the acquisition of additional securities by any one Person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Corporate Transaction; (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; (iv) any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company) or (v) a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by a member of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purpose of this subclause (v), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Corporate Transaction. For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

(e)   "Effective Date" shall mean the date the amendment and restatement of this Plan is approved by the stockholders of the Company which shall be within twelve (12) months of the approval of the Plan by the Board.

(f)   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(g)   "ESPP Broker" means a stock brokerage or other entity designated by the Company to establish accounts for stock purchased under the Plan by Participants.

(h)   "Fair Market Value" shall mean, as of any date, the value of a share of Common Stock determined as follows:

(i)   if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(ii)   if such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(iii)   if such Common Stock is publicly traded but is neither quoted on the Nasdaq Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(iv)   if none of the foregoing is applicable, by the Committee in good faith.

(i)   "Offering Date" shall mean the Trading Day of each Offering Period.

(j)   "Offering Period" shall mean a period with respect to which the right to purchase Common Stock may be granted under the Plan, as determined by the Committee pursuant to Section 5(a).

(k)   "Parent" shall have the same meaning as "parent corporation" in Sections 424(e) and 424(f) of the Code.

(l)   "Participant" shall mean an eligible employee who meets the eligibility requirements set forth in Section 4 and who elects to participate in this Plan pursuant to Section 6.

(m)   "Participating Corporation" shall mean any Parent or Subsidiary that the Board designates from time to time as a corporation that shall participate in this Plan.

(n)   "Person" shall have the same meaning as "person" in Sections 13(d) and 14(d) of the Exchange Act.

(o)   "Plan" shall mean this Chegg, Inc. Amended and Restated 2013 Employee Stock Purchase Plan.

(p)   "Purchase Date" shall mean the last Trading Day of each Purchase Period.

(q)   "Purchase Period" shall mean a period during which contributions may be made toward the purchase of Common Stock under the Plan, as determined by the Committee pursuant to Section 5(b).

(r)   "Purchase Price" shall mean the price at which Participants may purchase a share of Common Stock under the Plan, as determined pursuant to Section 8.

(s)   "Securities Act" means the U.S. Securities Act of 1933, as amended.

(t)   "Subsidiary" shall have the same meaning as "subsidiary corporation" in Sections 424(e) and 424(f) of the Code.

(u)   "Trading Day" means a day on which the national stock exchange upon which the Common Stock is listed is open for trading.

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Chegg, Inc.

2022 Form 10-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission file number 001-36180



CHEGG, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-3237489
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3990 Freedom Circle
Santa Clara, CA, 95054
(Address of principal executive offices)
(408) 855-5700
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	CHGG	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

- Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐
- Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒
- Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (Exchange Act) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐
- Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐
- Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

- If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
- Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒
- If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
- Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
- Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒
- The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing price of such stock on such date as reported by the New York Stock Exchange on such date, was $2,323,943,645. Shares of Common Stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.
- As of January 31, 2023, the Registrant had 126,551,885 outstanding shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant's definitive proxy statement for the Registrant's 2023 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the Registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

Unless the context requires otherwise, the words "we," "us," "our," "Company" and "Chegg" refer to Chegg, Inc. and its subsidiaries taken as a whole.

Chegg, Chegg.com, Chegg Study, EasyBib, the Chegg "C" logo, Busuu and Thinkful, are some of our trademarks used in this Annual Report on Form 10-K. Solely for convenience, our trademarks, trade names and service marks referred to in this Annual Report on Form 10-K appear without the ®, ™ and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. Other trademarks appearing in this Annual Report on Form 10-K are the property of their respective holders.

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations are forward-looking statements. The words "believe," "may," "will," "would," "could," "estimate," "continue," "anticipate," "intend," "project," "endeavor," "expect," "plan to," "if," "future," "likely," "potentially," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect.

Our forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and we undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

PART I

ITEM 1. BUSINESS

Overview

Millions of people all around the world Learn with Chegg. Our mission is to improve learning and learning outcomes by putting students first. We support life-long learners all over the world, starting with their academic journey and extending through their careers. The Chegg platform provides products and services to support learners with their academic course materials, as well as their career and personal skills developments.

Our service and product offerings fall into two categories: Subscription Services, which encompasses our Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu offerings that can be accessed internationally through our websites and on mobile devices, and Skills and Other, which encompasses our Skills, advertising services, print textbooks and eTextbooks offerings. In 2022, 8.2 million students subscribed to our Subscription Services, an increase of 5% year over year from 7.8 million in 2021.

Subscription Services

Chegg Study Pack. Our Chegg Study Pack is a premium subscription bundle including our Chegg Study, Chegg Writing, and Chegg Math services, which are described further below. Chegg Study Pack creates an integrated platform of connected academic support services which have millions of pieces of educational learning content and enhanced features, such as concept video walkthroughs, flashcards and practice tests, that are ever-changing and evolving to increase our value proposition to students. We launched instructor-created materials from educators within our Uversity platform as part of the Chegg Study Pack in 2022.

Chegg Study. Our Chegg Study subscription service helps students master challenging concepts on their own through the use of "Expert Questions and Answers" and "Textbook Solutions." Our Expert Questions and Answers service allows students to ask questions on our website and receive detailed explanations from subject matter experts. For high demand print textbooks and eTextbooks, we offer Textbook Solutions, which are step-by-step explanations to help students learn how to solve the questions at the end of each chapter in their textbooks.

Chegg Writing. Our Chegg Writing subscription service consists of a premium paid subscription service providing students with a suite of tools, including plagiarism detection scans, grammar and writing fluency checking, expert personalized writing feedback, and premium citation generation. Students can create citations from over 7,000 citation styles including MLA, APA, and The Chicago Manual of Style. Students can also upload papers to have them scanned for plagiarism by checking against billions of sources and to have them checked for over 200 types of writing and grammar errors. Students can also have a writing professional proofread their papers and receive personalized feedback. Chegg Writing also includes the popular website properties EasyBib, Citation Machine, BibMe, and CiteThisForMe.

Chegg Math. Our Chegg Math subscription service, including Mathway, helps students understand math by providing a step-by-step math problem solver and calculator that help students instantly receive guided instructional explanations to better understand the why and how for each step within a range of math topics.

Busuu. Our Busuu language learning platform offers a comprehensive solution through a combination of self-paced lessons, live classes with expert tutors and the ability to learn and practice with members of the Busuu language learning community. The Busuu methodology has been developed by leading experts in online language learning pedagogy and can bring students from novice to advanced speakers of a language rapidly and enjoyably. When students want to learn a new language for work, study or personal interest, they can use our service to access comprehensive courses in 14 languages, connect with Busuu's community of native speakers to practice their conversation and receive expert instruction from our highly qualified teachers.

Skills and Other

Skills. Our skills-based learning service offers professional courses along with networking, interviewing, and career services and is offered directly through our website, through partners that connect employers with top learning providers to provide employees with upskilling opportunities, and directly to large employers committed to investing in their workforce skills training needs.

Advertising Services. We work with leading brands and programmatic partners to deliver advertising across our platforms.

Other. We provide other educational offerings to help students with their coursework.

Technology and Platform Integration

Our technology is designed to create a learning platform that will continue to enable our growth at scale. We employ technological innovations whenever possible to increase efficiency and scale in our business. For example, we utilize various artificial intelligence (AI) technologies such as large language models, generative AI, and a symbolic math solver engine in our products and services. Our products and services rely upon and leverage the information underlying our "Student Graph" and "Content Graph Technology" discussed in more detail below. We will continue to invest in building technologies around our data, search and solutions. The key elements of our technology platform are:

Personalization and Merchandising Technology

We create a personalized experience for each student throughout our learning platform, building awareness of our multiple services and connecting them with opportunities through third-party partners and brands. This personalization and customization results from our Student Graph and our search technology.

Student Graph. Our Student Graph is the accumulation of the collective activity of students on our learning platform. Students generate valuable information each time they engage with our learning platform. Our Student Graph also includes information we access from public and private sources such as information about colleges and scholarship data. We collect, organize and process this information to algorithmically create a personalized experience for each student on our network.

Search. Search is an easy on-ramp for students to discover all of our products and services. Students often find us within a search engine results page as they seek explanations for academic problems or concepts. Once they discover that we have step-by-step solutions, we can also build awareness of our other services, such as our Math, Writing and Textbook offerings, or our bundle, Chegg Study Pack.

Infrastructure and Applications

Our technology resides at major cloud-hosting providers globally. Our architecture consists primarily of front end applications, backend services, operational databases, and reporting subsystems. We use industry standard logging and monitoring tools to ensure uptime. The architecture is also designed to allow for expansion into new international markets.

Information Security. Our learning platform includes encryption, antivirus, firewall, intrusion prevention, and patch-management technologies to help protect our systems distributed across cloud-hosting providers and our offices. Our existing products and services undergo periodic security assessment. New features are developed according to our secure software development lifecycle process. We also monitor for anomalies relating to authentication, data transfers, system, and user behavior as well as cloud configuration changes.

Internal Management Systems. We rely on third-party technology solutions and products as well as internally developed and proprietary systems, in which we have made substantial investment, to provide rapid, high-quality customer service, internal communication, software development, deployment, and maintenance.

Mobile Solutions

We have mobile applications on Apple iOS and Google Android. Our mobile apps are built as hybrid applications leveraging the Chegg application programming interface (API). Taking advantage of capabilities unique to the mobile platform, we offer some functionality on mobile that is not available on our website.

Programmatic Advertising

Our programmatic advertising technology includes a combination of a deep understanding of programmatic technology trends with data science, engineering and machine learning. The result is an online advertising platform that maximizes the value of the digital impressions we serve.

Data Sourcing and Content Graph Technology

Not all information relevant to students on our platform is made available by service, product, list or user-input. Therefore, we have developed proprietary technologies to collect disparate, distributed sets of data.

Customers

In 2022, 2021 and 2020, 8.2 million, 7.8 million, and 6.6 million customers subscribed to our Subscription Services, respectively. Subscription Services customers include Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu customers who have paid to access the service during the time period.

Sales and Marketing

Students

Our direct to consumer marketing strategy focuses on brand and performance marketing. Brand marketing increases awareness of the Chegg brand and its services while performance marketing drives traffic to our site. We use several major direct marketing channels to reach students. The strength of our content flywheel drives significant organic traffic to Chegg. Our lifecycle marketing focuses on increasing activation, engagement and retention. We utilize three types of email marketing campaigns: onboarding programs to drive activation and retention, personalized cross-sell campaigns to deepen engagement, and promotional campaigns to drive sales and interests.

Brands

We secure contracts with brands through direct sales by our field sales organization, which sells brand advertising services to large brand advertisers seeking to reach and engage college and high school students. This team has field sales people and marketing support.

Student Advocacy

We are committed to providing a high level of customer service to our students and to fulfilling our brand promise of putting students first. We trust our students, understand the critical role our products and services have in their learning journey, and strive to resolve all problems quickly and thoroughly. Our student advocacy team can be reached directly through phone, email, and online chat during business hours. We also proactively monitor social media to identify and solve problems before we are otherwise informed of their existence. We endeavor to respond to students' concerns within five minutes.

Competition

While we do not have any competitors that compete with us across our business in its entirety, we face significant global competition in each of our product and service offerings. For Chegg Study, our competitors primarily include platforms that provide study materials and online instructional systems, such as Course Hero, Quizlet, Khan Academy, Bartleby, and Brainly. For Chegg Writing, we primarily face competition from other citation generating and grammar and plagiarism services, such as Grammarly. For Chegg Math, we face competition from other equation solver services, such as Photomath, Gauthmath, and Symbolab. For Busuu, our competitors primarily include language learning platforms, such as Duolingo and Babbel. For Skills, we face competition from other online learning platforms and online "skills accelerator" courses both in the direct-to-consumer category, including General Assembly, Galvanize, Inc., Flatiron School, Codecademy, DataCamp, and Lambda, Inc., as well as white-label and co-branded providers who compete for adult learners through third party institutions, including 2U, Inc., Simplilearn, and Kenzie Academy.

We believe that we have competitive strengths that position us favorably in each aspect of our business. However, the education industry is evolving rapidly, including the utilization of artificial intelligence and machine learning, and is increasingly competitive. A variety of business models are being pursued or may be considered for the provision of digital learning tools, some of which may be more profitable or successful than our business model.

Intellectual Property

We use proprietary technology to operate our business, and our success depends, in part, on our ability to protect our technology and intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as contractual restrictions, to establish and protect our intellectual property. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.

As of December 31, 2022, we had 42 issued patents that will expire between 2031 and 2040 and 16 patent applications pending in the United States. As of December 31, 2022, we also owned six U.S. copyrights registrations and had unregistered copyrights in our software documentation, marketing materials, and website content that we develop, owned over 900 registered domain names, and owned 22 U.S. trademark registrations and 63 foreign registrations.

We own the registered U.S. trademarks Chegg, Chegg.com, Chegg Study, EasyBib, the Chegg "C" logo, Busuu and Thinkful, among others, as well as a variety of service marks. We also have a number of pending trademark applications in the United States and unregistered marks that we use to promote our brand. From time to time we expect to file additional patent, copyright, and trademark applications in the United States and abroad.

Government Regulation

We are subject to a number of laws and regulations in the United States and abroad that affect companies conducting business on the Internet and in the education industry, many of which are still evolving and could be interpreted in ways that could harm our business. The manner in which existing laws and regulations will be applied to the Internet and students in general and how they will relate to our business in particular, are often unclear. For example, we often cannot be certain how existing laws will apply in the e-commerce and online context, including with respect to such topics as privacy, cybersecurity, defamation, pricing, credit card fraud, advertising, taxation, sweepstakes, promotions, content regulation, financial aid, scholarships, student matriculation and recruitment, quality of products and services, and intellectual property ownership and infringement. In addition, we may be subject to state oversight for Thinkful's skills-based learning programs, including regulatory approvals and licensure for the course content, the faculty members teaching the content, and the recruiting, admissions, and marketing activities associated with the business.

Numerous laws and regulatory schemes have been adopted at the national and state level in the United States, and internationally, that have a direct impact on our business and operations. For example:

The CAN-SPAM Act of 2003 (CAN-SPAM) establishes requirements for sending commercial email and requires commercial email senders to honor consumers' requests to not receive email. Violators of CAN-SPAM are subject to both civil and potentially criminal penalties. The U.S. Federal Trade Commission (FTC) has guidelines that impose responsibilities on us with respect to communications with consumers and impose fines and liability for failure to comply with rules with respect to advertising or marketing practices it may deem misleading or deceptive. Similarly, several states have enacted laws that prohibit "falsity or deception" in commercial emails and that give recipients of such emails a right of action and ability to seek damages.

The Telephone Consumer Protection Act of 1991 (TCPA) restricts telemarketing and the use of automated telephone dialing systems. The TCPA regulates the use of artificial or prerecorded voice messages, fax messages, and the use of automatic dialing systems for both voice calls and sending text messages. Additionally, a number of states have enacted statutes that address telemarketing. For example, some states, such as Colorado, Florida, Indiana, Louisiana, Massachusetts, Mississippi, Missouri, Oklahoma, Pennsylvania, Tennessee, Texas and Wyoming, still have do-not-call lists. Other states, such as Oregon and Washington, have enacted "no rebuttal statutes" that require the telemarketer to end the call when the consumer indicates that he or she is not interested in the product being sold. Restrictions on telephone marketing, including calls and text messages, are enforced by the FTC, the Federal Communications Commission, states, and through the availability of statutory damages and class action lawsuits for violations of the TCPA.

The Credit Card Accountability Responsibility and Disclosure Act of 2009, or CARD Act, and similar laws and regulations adopted by a number of states regulate credit card and gift certificate use fairness, including expiration dates and fees. Our business also requires that we comply with payment card industry data security and other standards. In particular, we are subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks' costs, subject to fines and higher transaction fees, reputational damage, and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and results of operations could be adversely affected.

Regulations related to the Program Participation Agreement of the U.S. Department of Education and other similar laws that regulate the recruitment of students to colleges and other institutions of higher learning.

The Family Educational Rights and Privacy Act (FERPA) protects the privacy of student records and gives students (and their parents in the case of minors), certain rights (such as data correction and data production), with respect to their student records. FERPA restricts the circumstances in which we can disclose student records. In addition, many states have passed student privacy laws, some of which are more restrictive than FERPA, and therefore do not pre-empt FERPA.

The Children's Online Privacy Protection Act imposes additional restrictions on the ability of online services to collect, use, and disclose personal information from minors. In addition, certain states, including Utah and Massachusetts, have laws that impose criminal penalties on the production and distribution of content that is "harmful to a minor." Delaware Code 1204C prohibits websites and applications directed at children from marketing or advertising products or services that are inappropriate for children.

California's Privacy Rights for California Minors in the Digital World Act (Eraser Bill) permits minors to remove or request and obtain removal of content or information posted on our services. The Eraser Bill also has special requirements for marketing and advertising certain products based on personal information specific to a minor or knowingly using, disclosing or compiling or allowing a third party to do so.

California has several laws protecting the literary works read by California residents. The California Reader Privacy Act protects information about the books California residents read from electronic services. Such information cannot be disclosed except pursuant to an individual's affirmative consent, a warrant or court order with limited exceptions, such as imminent danger of serious injury. California Education Code Section 99122 requires for-profit postsecondary educational institutions to post a social media privacy policy on their website.

The Digital Millennium Copyright Act (DMCA) provides relief for claims of circumvention of copyright protected technologies and includes a safe harbor intended to reduce the liability of online service providers for hosting, listing, or linking to third-party content that infringes copyrights of others.

The Communications Decency Act provides that online service providers will not be considered the publisher or speaker of content provided by others, such as individuals who post content on an online service provider's website.

The California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, provides consumers the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. It also expands the definition of personal information and gives consumers increased privacy rights and protections for that information. The CCPA also includes special requirements for California consumers under the age of 16.

The Nevada Online Privacy Law, which went into effect October 1, 2021 provides Nevada residents with the right to know our data practices and the right to opt-out of the sale of certain "covered information."

The California Privacy Rights Act (CPRA), Virginia Consumer Data Protection Act (CDPA) and Colorado Privacy Act (CPA) all come into effect on January 1, 2023. These laws provide consumers with the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. The CPRA also includes special requirements for California consumers under the age of 16.

The General Data Protection Regulation (GDPR) which went into effect in May 2018 gives European Union (EU) residents, among other things, rights to right to know what personal data we collect from them, how it is used, and the right to access, correct, delete, and opt out of the sale of their personal information to third parties. We are also required to obtain consent from consumers in certain circumstances and adhere to certain data transfer mechanisms to transfer EU personal data to certain other jurisdictions. The Safe Harbor framework that many companies relied on to transfer data was recently found to be invalid. We rely on standard contracts for data transfers from the EU, and the standard contractual clauses were recently substantially revised, and we do not yet fully comply with implementing the new standard contractual clauses. As regulatory authorities continue to issue further guidance on personal data, we could suffer additional costs, complaints or regulatory investigations or fines. The GDPR sets a maximum fine of €20 million or 4% of annual global turnover for infringements – whichever is greater. If we are unable to transfer data between and among countries in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our systems and operations, and could adversely affect our financial results.

The United Kingdom's Data Protection Act 2018 (Data Protection Act) and UK General Data Protection Regulation ("UK GDPR") apply to our activities in the United Kingdom. They have similar requirements to those noted above relating to GDPR. The Data Protection Act and UK GDPR set a maximum fine of £17.5 million or 4% of annual global turnover for infringements – whichever is greater – for infringements.

Israel's Basic Law: Human Dignity and Liberty, 5752 1992 (IBL HDL), the Protection of Privacy Law, 5741-1981 and the regulations promulgated thereunder (collectively, the PPL), and the guidelines of the Israel Privacy Authority (IPA Guidelines) apply to our activities in Israel. PPL gives Israeli residents, among other things, the right to know what personal data we collect from them, how it is used, and the right to access, correct, and erase their personal information to third parties. Under the PPL, we are required to, among other things, register our databases in Israel, take steps to secure personal data and sensitive data such as creating a database settings document, developing an information security policy and training employees. PPL also has strict regulations regarding transferring data outside of Israel. PPL provides for both civil and criminal penalties with a maximum financial penalty of ILS 25,000 and additional fines if the violation is on-going, and a maximum criminal penalty of imprisonment for up to five years.

The Skills and Post-16 Education Act 2022 established the government's skills and training strategy for the United Kingdom. Chapter 1 of Part 4 of the Act includes new criminal offenses relating to completing assignments on behalf of students. It contains two new criminal offenses, specifically an offense of providing or arranging a paid-for relevant service in commercial circumstances, and an offense of advertising a relevant service to students. For both offenses, a body corporate and/ or director (and equivalents) guilty of an offense is liable on summary conviction to a fine.

The Tertiary Education Quality and Standards Agency Act 2011, or TEQSA Act, established the Tertiary Education Quality and Standards Agency (TEQSA) in 2011 and a new national regulatory and quality assurance environment for Australian higher education. The Act contains requirements relating to registered higher education providers and regulated entities. Section 114 (A) makes it an offense for a person to provide, offer to provide, or arrange for a third-party person to provide, academic cheating services to a student. Section 114 (B) makes it an offense for a person to advertise academic cheating services to students. TEQSA may apply under section 127A to the Federal Court for an injunction requiring carriage service providers to take steps to disable access to websites found to contravene or facilitate a contravention of sections 114A or 114B of the TEQSA Act, and the Act also provides for other financial or custodial penalties where an offense is proven.

Human Capital

As of December 31, 2022, we had 2,071 employees, of which 1,953 were full-time and 118 were part-time, with 1,120 located outside the United States. With our recent acquisition of Busuu, a small part of our international workforce is now covered under a collective bargaining agreement, however, the majority of our workforce is still not covered by any collective bargaining agreement. We appreciate that our employees are our greatest asset and place a premium on the importance of their retention, growth, and development. We offer competitive compensation, including salary and equity, and benefits packages tailored to each of our locations around the world. All employees are offered training and development opportunities, from leadership training and coaching to career development programs for all levels of employees. We believe that a diverse workforce makes us a stronger company and helps us better serve the needs of our customers. We are focused on understanding our culture, belonging and inclusion strengths and opportunities and defining and executing on a strategy to support further progress. We have employee-driven resource groups that are aligned around creating a culture of belonging and awareness for our diverse workforce. These groups are centered around gender, ethnicity, sexual orientation or other shared attributes, which we believe help build community and enable opportunities for both personal and professional development. We continue to focus on building a strong talent pipeline to create more opportunities for workplace diversity, support greater representation within the organization, and build a company that is truly reflective of the diverse audience we serve. Please see the Environmental, Social, and Corporate Governance (ESG) section of our investor relations website (www.investor.chegg.com/esg) for relevant metrics and to learn more about Chegg's efforts around culture, belonging, diversity, and inclusion.

In 2022, in order to continue to attract and retain a highly engaged workforce, we expanded our employee benefits, including fertility care and additional retirement savings for all 401(k) savings plan participants. Additionally, with the reopening of our physical offices, we increased our employee training offerings to include workshops in effectively managing and working in a hybrid environment along with award winning health and welfare benefits to support our full time employees as they navigate the lingering difficulties of a fully remote environment.

Environmental, Social, and Corporate Governance (ESG)

At Chegg, our approach to ESG is tied to our mission to help every learner achieve their best, in school and beyond. We believe our greatest impact is enabling students to succeed and improving the outcome of their education so that they can quickly move from learning to earning. To do this, we focus on listening to their needs, elevating and amplifying their voices, and taking action to provide real life solutions.

Just like our approach with students, we take the same level of care to engage with our stakeholders to help prioritize our ESG efforts, which we categorize into six pillars, as outlined below. This approach is informed by the materiality assessment we conducted in late 2021, in which we engaged both internal and external stakeholders to identify the ESG topics that are most relevant to our business and to society.

Focus on People

We focus on people by making Chegg a great place to work. We foster an environment centered on respect for all people, where diversity and inclusion are celebrated, and people have the opportunity to develop and advance their careers. Our employees are one of our biggest competitive advantages, and it's our responsibility to take care of them.

Help Learners

Learners are evolving and so is Chegg. Learners need more flexibility when it comes to education, including affordable, on-demand help that delivers positive learning outcomes. We are extremely proud to have helped so many learners succeed on their learning-to-earning journey.

Give Back

Chegg's business activities as well as our philanthropic, research and community efforts align with many of the United Nations' Sustainable Development Goals. We have identified three of these goals where we believe Chegg's influence is the greatest: Quality Education, Good Health and Well-Being, and Zero Hunger.

Act Responsibly

We understand that to be a true customer champion and to gain and preserve our customers' trust, we must operate all facets of our business with integrity, including a focus on protecting learners' data. We hold ourselves to the highest ethical standards and strive for full compliance with applicable laws and regulations.

Govern Effectively

Chegg has a commitment to strong corporate governance practices. Corporate governance is part of our culture and is founded on our daily commitment to living values and principles that recognize our ethical obligations to our employees, customers and stockholders.

Operate Sustainably

Chegg strives to make the planet a better place. To do our part, we are focused on sustainable operations and we are committed to finding ways to help reduce our environmental impact. We've taken several actions to assess potential risks of climate change and opportunities for our business to address those risks. In 2021, we disclosed our baseline scope 1 and scope 2 emissions and are currently beginning the process of calculating our scope 3 GHG emissions. These assessments will inform future reduction opportunities and decarbonization goals. We know that we owe it to our customers, employees, and society to use environmentally sound practices and to find ways to limit our contribution to global climate change.

To learn more about our ESG efforts, please visit the ESG section of our investor relations site: www.investor.chegg.com/esg.

Seasonality

Information about seasonality is set forth in the section "Seasonality of Our Business" in Part II, Item 7 of this Annual Report on Form 10-K.

Corporate History

We were incorporated in Delaware in July 2005 and launched our online print textbook rental business in 2007. We hired our current Chief Executive Officer in 2010, who implemented our current business strategy to create the leading direct-to-student learning platform for students to help them improve their outcomes. Beginning in 2010, we made a series of strategic acquisitions to expand our service offerings, including Cramster in 2010 to add Chegg Study, internships.com in 2014 to add to Chegg Internships, Imagine Easy Solutions in 2016 to add Chegg Writing and programmatic advertising, Cogeon GmbH in 2017 to add Chegg Math, WriteLab in 2018 to add enhanced features to Chegg Writing, StudyBlue in 2018 to add our flashcards offering, Thinkful in 2019 to add our skills-based learning platform, Mathway in 2020 to strengthen our Chegg Math offering, and Busuu in 2022 to add a language learning service. We completed our initial public offering (IPO) in November 2013, a follow-on offering in August 2017, issued convertible senior notes in April 2018, March/April 2019, and August 2020, and completed an equity offering in February 2021. Our common stock is listed on the New York Stock Exchange under the symbol "CHGG." Our principal executive offices are located at 3990 Freedom Circle, Santa Clara, California 95054 and our telephone number is (408) 855-5700.

Available Information

Our website address is www.chegg.com and our Investor Relations website address is www.investor.chegg.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act), are filed with the U.S. Securities and Exchange Commission (SEC), which maintains an Internet site at www.sec.gov to access such reports. We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements, and other information with the SEC. Such reports and other information filed by the Company with the SEC are available free of charge on our website at www.investor.chegg.com when such reports are available on the SEC's website. We use our www.chegg.com/press website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor www.chegg.com/press, in addition to following our press releases, SEC filings, and public conference calls and webcasts.

The contents of the websites referred to above and throughout this Annual Report on Form 10-K are not incorporated into this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

The risks and uncertainties set forth below, as well as other risks and uncertainties described elsewhere in this Annual Report on Form 10-K including on our consolidated financial statements and related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" or in other filings by Chegg with the SEC, could adversely affect our business, financial condition, results of operations, and the trading price of our common stock. Additional risks and uncertainties that are not currently known to us or that are not currently believed by us to be material may also harm our business operations and financial results. Because of the following risks and uncertainties, as well as other factors affecting our financial condition and results of operations, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Form 10-K and our other filings with the SEC, before making an investment decision regarding our common stock.

Risks Related to Our Business and Growth

- Our future revenue and growth depend on our ability to continue to attract new students to, and retain existing students on, our learning platform.
- If our efforts to build and maintain strong brands are not successful, we may not be able to grow our student user base, which could adversely affect our results of operations.
- The uncertainty surrounding the evolving educational landscape, the state of the student, the demand for our evolving offerings, and the lingering impact of the COVID-19 pandemic make it difficult to predict our operational trends and results of operations.
- U.S. colleges may continue to face reduced enrollment and students may continue to take fewer and less rigorous classes, which could negatively impact our business and results of operations.
- Our international operations, and the expansion thereof, subject us to increased challenges, risks, and costs, which could adversely affect our business, financial condition, and results of operations.
- If search engines' methodologies are modified or our search result page rankings decline for other reasons, student discovery of, and engagement with, our website could decline, which may harm our business and results of operations.
- We intend to offer new products and services to students to grow our business. If our efforts are not successful, our business, results of operations, and financial condition could be adversely affected.
- Our historical growth may not be indicative of our future growth, and we expect our revenue growth rate to decline compared to prior years.
- We face competition in all aspects of our business, and we expect such competition to increase.
- If we fail to innovate in response to rapidly evolving technological and market developments, including artificial intelligence, our competitive position and business prospects may be harmed.
- We have a history of losses and we may not achieve or sustain profitability in the future.
- Our business depends on general economic conditions and their effect on spending behavior by students and advertising budgets.
- If we do not retain our senior management team and key employees, we may not be able to sustain our growth or achieve our business objectives.
- We depend on mobile app stores and operating systems to grow our student user base and their engagement with our learning platform.
- Our wide variety of accepted payment methods subjects us to third-party payment processing-related risks, including risks associated with credit card fraud.
- We rely on AWS and other third-party software and service providers to provide systems, storage, and services for our website and any disruption of such services or a material change to our arrangements could adversely affect our business.
- Our growth strategy includes acquisitions, and we may not be able to execute on our acquisition strategy or integrate acquisitions successfully.
- If we fail to convince brands of the benefits of advertising on our learning platform, or if platforms such as Google Chrome, Safari, or Firefox limit our access to advertising and marketing audiences, or the data required to effectively reach those audiences, our business could be harmed.
- We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.
- Our core value of putting students first may conflict with the short-term interests of our business.
- Adverse litigation judgments or settlements resulting from legal proceedings in which we are or may be involved could expose us to monetary damages or limit our ability to operate our business.
- If we are not able to manage the growth of our business both in terms of scale and complexity, our business could be adversely affected.
- Our business is seasonal, and disruptions during peak periods can make, and have made, our operating results difficult to predict.

Risks Related to Our Industry

- Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on our business, results of operations, and financial condition.
- Colleges and certain governments may restrict online access or access to our website, which could lead to the loss of or slowing of growth in our student user base and their level of engagement with our platform.
- If we are required to discontinue certain of our current marketing activities, our ability to attract new students may be adversely affected.
- We are subject to U.S. trade control laws that may restrict growth prospects and impose liability if we are non-compliant.

Risks Related to Taxes and Accounting Matters

- We may be subject to greater than anticipated liabilities for income, property, sales, and other taxes, and any successful action by federal, state, foreign, or other authorities to collect additional taxes could adversely harm our business.
- Our effective tax rate may fluctuate as a result of new U.S. and worldwide tax laws and our interpretations of those new tax laws, which are subject to significant judgments and estimates. The ongoing effects of the new tax laws and the refinement of provisional estimates could make our results difficult to predict.
- Our earnings are affected by the application of accounting standards and our critical accounting policies, which involve subjective judgments and estimates by our management. Our actual results could differ from the estimates and assumptions used to prepare our consolidated financial statements.

Risks Related to Intellectual Property

- If we become subject to liability for the Internet content that we publish or that is uploaded to our websites by students or other users, our results of operations could be adversely affected.
- Changes in or our failure to comply with the requirements for eligibility for the Digital Millennium Copyright Act (DMCA) safe harbors could harm our business.
- Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business, financial condition, and results of operations.
- We are, and may in the future be, subject to intellectual property claims, which are costly to defend and could harm our business, financial condition, and results of operations.
- Some aspects of our technology include open source software, and any failure to comply with the terms of one or more of these open source licenses could harm our business.

Risks Related to Data Privacy

- The compromise of our information technology systems or data, including through computer malware, viruses, hacking, phishing attacks, spamming and other security incidents, could harm our business and results of operations.
- We collect, process, store and use personal information and other sensitive data, which subjects us to stringent and evolving U.S. and foreign laws, governmental regulation, contractual obligations, policies and other legal obligations.
- Public scrutiny of Internet privacy issues and actual or perceived failure to comply with our obligations with respect to privacy and data security could harm our business, including by damaging our reputation and relationships with students and educators.
- We are subject to privacy and cybersecurity laws across multiple jurisdictions which are highly complex, overlapping, and which create compliance challenges that may expose us to substantial costs, liabilities, or loss of customer trust. Our actual or perceived failure to comply with these laws could harm our business.
- Our business, including our ability to operate internationally, could be adversely affected if new legislation or regulations are adopted or due to changes in interpretations or implementations of current legislation and regulations.

Risks Related to Ownership of Our Common Stock

- Our stock price has been and will likely continue to be volatile.
- We may be subject to short selling strategies that may drive down the market price of our common stock.

Risks Related to Our Business and Growth

Our future revenue and growth depend on our ability to continue to attract new students to, and retain existing students on, our learning platform.

The growth of our business depends on our ability to attract new students to use our products and services and to increase retention and the level of engagement by existing students with our learning platform. The substantial majority of our revenues depends on small transactions made by a widely dispersed student population with an inherently high rate of turnover primarily as a result of graduation. The rate at which we expand our student user base, including retaining existing students, and increase student engagement with our learning platform may decline or fluctuate because of several factors, including, among others:

- our ability to engage students with our suite of Chegg Services and to introduce new products and services that are favorably received by students;
- our ability to produce compelling and engaging services, mobile applications and websites for students;
- the efficacy of our "Learn with Chegg" initiative and the ability of the enhanced personalization of our content to further retain and engage students on our learning platform;
- our ability to localize our content, localize our pricing, localize our payment and commerce tools, and create new apps in different languages and for different geographies to further our international expansion through increased conversion and retention;
- our ability to grow our skills partnerships with providers who link us to employers and their learners;
- changes in student spending levels and habits;
- the decreasing number of students attending U.S. colleges; and
- the effectiveness of our sales and marketing efforts, including generating word-of-mouth referrals.

If we do not attract more students, retain our existing students, or if students do not increase their level of engagement with our platform, our revenues may grow more slowly than expected or decline. The student demographic is characterized by rapidly changing tastes, preferences, behavior, brand loyalty, and price sensitivity. Developing an enduring business model to serve this population is particularly challenging. Attracting new students depends not only on investment in our brand and our marketing efforts, but also on the perceived value of our products and services versus alternatives. If our efforts to satisfy our existing student user base are not successful or become less effective, or if the cost of such efforts were to significantly increase, we may not be able to attract new students as successfully or efficiently and we may not be able to retain existing students on our platform. As a result, our business, growth, results of operations, and financial condition could be adversely affected.

Additionally, even if we succeed in establishing brand awareness and loyalty, we may be unable to maintain and grow our student user base if we cannot offer competitive prices for our products and services or adequately prevent unauthorized account sharing of our subscription program services. If we fail to maintain and expand our user base, our business, results of operations, and financial condition could be adversely affected.

If our efforts to build and maintain strong brands are not successful, we may not be able to grow our student user base, which could adversely affect our results of operations.

We believe our brands are a key asset of our business. Developing, protecting, and enhancing our "Chegg" brands are critical to expanding our student user base and increasing student engagement. Having a strong brand can counteract the significant student turnover we experience from year to year as students graduate, and differentiate us from our competitors.

To succeed in our efforts to strengthen our brands' identities, we must, among other activities:

- maintain our reputation as a trusted technology platform and source of content, services, and textbooks for students;
- maintain and improve the quality of our existing products, services, and technologies;
- introduce compelling products and services;
- adapt to changing technologies, including artificial intelligence and machine learning, and changes in the learning environment;
- protect user data, such as passwords and personally identifiable information;
- adapt to students' rapidly changing tastes, preferences, behavior, and brand loyalties;
- continue to expand our reach to students in high school, college, graduate school, lifelong learners throughout their careers, and internationally;
- ensure that the student-posted content to our website is reliable and does not infringe on third-party copyrights or violate other applicable laws, our terms of use, or the ethical codes of those students' colleges;
- ensure that our experts' content is reliable and helpful;
- protect our trademarks and other intellectual property rights;
- convert and integrate the brands and students that we acquire into the Chegg brand and Chegg.com; and
- maintain and control the quality of our brand.

Our ability to successfully achieve these goals is not entirely within our control and we may not be able to maintain the strength of our brands or do so cost-effectively. Factors that could negatively affect our brands include, among others:

- changes in student sentiment about the quality or usefulness of our products and services;
- technical or other problems that prevent us from providing our products and services reliably or otherwise negatively affect the student experience with our products and services;

- concern from colleges and regulatory agencies regarding how students use our content offerings, such as our Expert Questions and Answers service;
- student concerns related to privacy and use of data in our products and services;
- the reputation of the products and services of competitive companies; and
- students' misuse of our products and services in ways that violate our terms of services, applicable laws, or the code of conduct at their colleges.

The uncertainty surrounding the evolving educational landscape, the state of the student, the demand for our evolving offerings, and the lingering impact of the COVID-19 pandemic make it difficult to predict our operational trends and results of operations.

The uncertainty surrounding the evolving educational landscape, the demand and market for our products and services, and the lingering impact of the COVID-19 pandemic make it difficult to predict our operational trends and results of operations, particularly with respect to our newer offerings, and the ultimate market size for our products and services. If the market and demand for a comprehensive learning platform does not develop as we expect, or if we fail to address the needs of this market, our business and prospects would be harmed. We face risks, expenses, and difficulties related to our specific business model, including the risks more fully described throughout this "Risk Factors" section, which impede our ability to successfully accomplish the following, among other items:

- enhance and expand our Chegg Services offerings including developing new products and services;
- develop and pursue a profitable business model and pricing strategy;
- acquire complementary products and services to expand and enhance our offerings;
- attract and retain students and increase their engagement with our content;
- expand our offerings internationally;
- prevent students from sharing accounts with other students;
- prevent students from misusing our products and services in ways that violate our terms of services, applicable laws, or the code of conduct at their educational institutions; and
- develop and scale a high-performance technology infrastructure to efficiently handle increased usage by students, especially during peak periods each academic term.

We anticipate that our ability to accurately forecast financial results for future periods will be most limited at the time we present our second quarter financial results, which will generally occur midsummer and precede the "fall rush." Additionally, we expect our results of operations to fluctuate in the future based on a variety of factors, many of which are outside our control and difficult to predict. As a result, period-to-period comparisons of our results of operations may not be a good indicator of our future or long-term performance. The following factors may affect us from period-to-period and may affect our long-term performance:

- our ability to attract, retain and engage students with our offerings;
- changes to search engines and application marketplaces that drive traffic to our platform;
- the rate of adoption of our offerings;
- the strength of the economy and the availability of attractive employment opportunities for our students;
- the trend of declining college enrollment;
- rapidly changing technological developments, such as artificial intelligence and machine learning, that may disrupt the education landscape;
- the number and types of classes our students are taking and whether they choose to take those classes pass/fail;
- the number and difficulty of assignments that professors are assigning and the number of assessments that professors are administering;
- changes by our competitors to their product and service offerings, including price and materials;
- our ability to integrate acquired businesses, including personnel;
- our ability to identify and target sales of complementary products and services to our students;
- government regulations, in particular regarding privacy, academic integrity, advertising and taxation policies;
- operating costs and capital expenditures relating to content and the expansion of our business; and
- general macroeconomic conditions, including inflation, recession, and the war in Ukraine.

We have focused in the past, and expect to continue to focus in the future, on expanding our offerings, in many instances through the acquisition of other companies, such as Busuu, Mathway and Thinkful. Our newer products and services, such as skills-based learning and language learning, may not be integrated effectively into our business, achieve or sustain profitability, or achieve market acceptance at levels sufficient to justify our investment. We have encountered and will continue to encounter these risks, and if we do not manage them successfully, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

U.S. colleges may continue to face reduced enrollment and students may continue to take fewer and less rigorous classes, which could negatively impact our business and results of operations.

According to the National Student Clearinghouse, total undergraduate college enrollment in the United States has decreased by over 7%, or a loss of over 1 million students, since the beginning of the COVID-19 pandemic. Chegg derives a significant portion of its revenue from students attending U.S. colleges; and as such, a continued decrease in the number of students enrolled in U.S. colleges could materially negatively impact our business, growth, results of operations, and financial condition.

Our international operations, and the expansion thereof, subject us to increased challenges, risks, and costs, which could adversely affect our business, financial condition, and results of operations.

Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the United States. In addition to our employee base in the United States, we have employees in Germany, Canada, Israel, India, the United Kingdom and Spain, and we have retained professional employer organizations and staffing agencies to engage personnel in certain additional international locations. Our international operations subject us to the compensation and benefits regulations of those jurisdictions, as well as other employer duties and obligations, that differ from the compensation and benefits regulations and duties and obligations in the United States. Further, enrollments of learners from other countries requires us to comply with international data privacy and education regulations of those countries. Failure to comply with international regulations or to adequately adapt to international markets could harm our ability to successfully operate our business and pursue our business goals.

We intend to expand our international operations and presence, and to make our products and services available in more international markets. However, we have a limited operating history in international jurisdictions and expanding our international operations will require considerable management attention and resources to attract talented employees and students. Our expansion efforts into international markets may not be successful. In addition, we face risks in doing business internationally that could constrain our operations, increase our cost structure, and compromise our growth prospects, including:

- the need to localize and adapt content for specific countries, including translation into foreign languages;
- local laws restricting students from accessing online education platforms such as ours;
- data privacy laws that may require data to be handled in a specific manner, including storing, processing, and encrypting data solely on local servers;
- varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;
- difficulties in staffing and managing foreign operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies, workers' councils or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;
- different pricing environments, difficulties in adopting and supporting new and different payment preferences, and collections issues;
- new and different sources of competition and practices which may favor local competitors;
- the ability to protect and enforce intellectual property rights abroad;
- the educational regulatory regime in certain countries and their ability to levy civil and criminal penalties on, or completely block students from accessing, services like Chegg;
- compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, legal systems, and alternative dispute systems, including, but not limited to, employment, tax, privacy and data protection, economic sanctions and export controls, U.S. and other anti-boycott authorities, anti-money laundering laws, and anti-bribery laws and regulations such as the U.S. Foreign Corrupt Practices Act, the Office of Foreign Assets Controls, and the U.K. Bribery Act;
- increased financial accounting and reporting burdens, complexities, and commercial infrastructures;
- risks associated with international payment methods, including risks associated with fraudulent payments;
- risks associated with foreign tax regimes, trade tariffs, or similar issues, which could negatively impact international adoption of our offerings;
- fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars;
- adverse tax consequences, including the potential for required withholding taxes for our overseas employees; and
- regional and economic political conditions.

If we cannot address these challenges, it could have an adverse effect on our business, results of operations, and financial condition. Our ability to gain market acceptance in any particular market is uncertain and the distraction of our senior management team could have an adverse effect on our business, results of operations, and financial condition.

If search engines' methodologies are modified or our search result page rankings decline for other reasons, student discovery of, and engagement with, our website could decline, which may harm our business and results of operations.

We depend in part on various search engines to direct a significant amount of traffic to our website. Similarly, we depend on mobile app stores such as Google Play Store and the Apple App Store to allow students to locate and download Chegg mobile applications that enable our services. Our ability to maintain the number of students directed to our website is not entirely within our control. Our competitors' SEO efforts may result in their websites receiving a higher search result page ranking than ours, or search engines could revise their methodologies to improve their search results, which could adversely affect the placement of our search result page ranking. If search engine companies modify their search algorithms in ways that are detrimental to our search result page ranking or in ways that make it harder for students to find our website, or if our competitors' SEO efforts are more successful than ours, overall growth could slow, including the number of subscribers to Chegg Services, student engagement could decrease, and fewer students may use our platform. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of students directed to our website could harm our business and results of operations.

We intend to offer new products and services to students to grow our business. If our efforts are not successful, our business, results of operations, and financial condition could be adversely affected.

Our ability to attract and retain students and increase their engagement with our learning platform depends on our ability to connect them with appropriate products, content, people, or services. Part of our strategy is to offer students new products and services in an increasingly relevant and personalized way. We may develop such products and services independently, by acquisition, or in conjunction with third parties. In the future, we may invest in new products and services and other initiatives, but there is no guarantee these approaches will be successful. The markets for new products and services may be unproven, and these products may include technologies and business models with which we have little or no prior experience or may significantly change our existing products and services. In addition, we may be unable to obtain long-term licenses from third-party content providers and/or government regulatory approvals and licenses necessary to allow a new or existing product or service to function. If our new or enhanced products and services do not engage our students or attract new students, or if we cannot obtain desirable third party content, we may not grow our student base or generate sufficient revenues, operating margin, or other value to justify our investments, and our business could be adversely affected.

Our historical growth may not be indicative of our future growth, and we expect our revenue growth rate to decline compared to prior years.

We experienced volatile revenue growth in recent periods with revenues of $766.9 million and $776.3 million during the years ended December 31, 2022 and 2021, respectively. You should not rely on our revenue for any previous quarterly or annual period as any indication of our revenue or revenue growth in future periods. As we grow our business, we expect our revenue growth rates to decline compared to prior years or turn negative for a number of reasons, which may include more challenging comparisons to prior periods as our revenue grows, lower revenues from print textbooks as a result of our partnership with GT Marketplace, LLC (GT) beginning in April 2022, slowing demand for our platform or offerings, increasing competition, increasing regulation, lower enrollment in higher education, a decrease in the growth of our overall market or market saturation, and our failure to capitalize on growth opportunities. In addition, our growth rates are likely to experience increased volatility, and may decline or turn negative, as the world recovers from the COVID-19 pandemic and societal and economic circumstances shift.

We face competition in all aspects of our business, and we expect such competition to increase.

Our products and services compete for students and we expect such competition to increase. Chegg Services faces competition based on the particular offering. For Chegg Study, our competitors primarily include platforms that provide study materials and online instructional systems, such as Course Hero, Quizlet, Khan Academy, Bartleby, and Brainly. For Chegg Writing, we primarily face competition from other citation generating and grammar and plagiarism services, such as Grammarly. For Chegg Math, we face competition from other equation solver services, such as Photomath, Gauthmath, and Symbolab. For Busuu, our competitors primarily include language learning platforms, such as Duolingo and Babbel. For Skills, we face competition from other online learning platforms and online "skills accelerator" courses both in the direct-to-consumer category, including General Assembly, Galvanize, Inc., Flatiron School, Codecademy, DataCamp, and Lambda, Inc., as well as white-label and co-branded providers who compete for adult learners through third party institutions, including 2U, Inc., Simplilearn, and Kenzie Academy.

Our industry is evolving rapidly and some of our competitors have adopted, and may continue to adopt, aggressive pricing policies, less stringent standards for user-uploaded content, and devote substantially more resources to marketing, website, and systems development than we do. We also face risks from strategic alliances by other education ecosystem participants. New competition may come from companies with greater brand recognition, and have significantly greater financial, marketing, and other resources than we do. We may, in the future, establish alliances or relationships with other competitors or potential competitors. To the extent such alliances are terminated or new alliances and relationships are established, our business could be harmed.

If we fail to innovate in response to rapidly evolving technological and market developments, including artificial intelligence, our competitive position and business prospects may be harmed.

Our future success depends, in part, on our ability to anticipate and respond effectively to the threat and opportunity presented by new technology disruption and developments. These may include new software applications or related services based on artificial intelligence, machine learning, or robotics. We may be exposed to competitive risks related to the adoption and application of new technologies by established market participants or new entrants, start-up companies and others. New technologies, including those based on artificial intelligence, can provide students with more immediate responses than traditional tools. Over time, the accuracy of these tools and their ability to handle complex questions may improve, which may be disruptive to education technology businesses, such as ours.

We cannot predict the effect of technological changes on our business. Failure to keep pace with these technological developments or otherwise bring to market products that reflect these technologies could have a material adverse impact on our overall business and results of operations. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis. Additionally, the effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. If we cannot offer new technologies as quickly as our competitors, or if our competitors develop more cost-effective technologies or product offerings, we could experience a material adverse effect on our operating results, growth and financial condition.

We have a history of losses and we may not achieve or sustain profitability in the future.

We have experienced significant net losses since our incorporation in July 2005, and we may continue to experience net losses in the future. As of December 31, 2022, we had an accumulated deficit of $70.6 million. We expect to make significant investments in the development and expansion of our business and, as a result, our cost of revenues and operating expenses may increase. We may not succeed in increasing our revenues sufficiently to offset these higher expenses, and our efforts to grow the business may be more expensive than we anticipate. We may incur significant losses in the future for a number of reasons, including slowing or lower demand for our products and services, increasing competition, decreased spending on education, and other risks described in this Annual Report on Form 10-K. We may encounter unforeseen expenses, challenges, complications, delays, and other unknown factors, as we pursue our business plan. While our Subscription Services revenues have grown in recent periods, this growth may not be sustainable and we may not be able to achieve or maintain profitability. To sustain profitability, we may need to change our operating infrastructure, scale our operations more efficiently, reduce our costs, or implement changes in our product and services offerings. If we fail to timely implement these changes or we cannot implement them for any reason, including due to factors beyond our control, our business may suffer, which may hinder our ability to sustain or increase such profitability.

Our business depends on general economic conditions and their effect on spending behavior by students and advertising budgets.

Our business is dependent on, among other factors, general economic conditions, which affect student spending and brand advertising. Prior to the COVID-19 pandemic, state and federal funding levels at colleges across the United States remained below historic levels, which led to increased tuition and decreased amounts of financial aid offered to students. The COVID-19 pandemic adversely affected federal and state budgets for education and caused significant economic volatility. To the extent that these trends continue, students may elect to not attend colleges and universities and reduce the amount they spend on educational content and textbooks. In addition to decreased spending by students, brands may reduce their spend on our advertising services. Any of the foregoing may have an adverse effect on our business.

If we do not retain our senior management team and key employees, we may not be able to sustain our growth or achieve our business objectives.

We depend on the continued contributions of our senior management and other key personnel. In particular, we rely on the contributions of our President, Chief Executive Officer, and Co-Chairperson, Dan Rosensweig. All of our executive officers and key employees are at-will employees, meaning they may terminate their employment relationship at any time. If we lose the services of one or more members of our senior management team or other key personnel, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives. Our future success also depends on our ability to identify, attract, and retain highly skilled personnel. Competition for these employees is intense. Qualified individuals are in high demand, particularly in the San Francisco Bay Area where our executive offices are located, and if we cannot attract or retain the personnel we need to succeed, our business may suffer.

Our 2013 Equity Incentive Plan terminates on June 6, 2023. We expect that our shareholders will vote on a new equity incentive plan at our upcoming annual shareholders meeting for 2023. If our shareholders do not approve our new equity incentive plan, we may not be able to compensate our key employees commensurate with other companies in the San Francisco Bay Area with whom we compete for talent, and we may lose their services. In addition, we may not be able to attract their replacements. If we cannot retain our key employees, we may not be able to achieve our business objectives and our financial condition could be materially negatively impacted.

We depend on mobile app stores and operating systems to grow our student user base and their engagement with our learning platform.

There is no guarantee that students will use our mobile apps, such as the mobile version of our website, m.chegg.com, and Chegg Study, rather than competing products. We are dependent on the interoperability of our mobile apps with popular third-party mobile operating systems such as Google's Android and Apple's iOS, and their placement in popular app stores like the Google Play Store and the Apple App Store, and any changes in such systems that degrade our products' functionality or give preferential treatment or app store placement to competitive products could adversely affect the access and usage of our applications on mobile devices. If it is more difficult for students to access and use our apps on their mobile devices, our student growth and engagement levels could be harmed.

Our wide variety of accepted payment methods subjects us to third-party payment processing-related risks, including risks associated with credit card fraud.

We accept payments from students using a variety of methods, including credit cards, debit cards, and PayPal. As we offer new payment options to students, we may be subject to additional regulations, compliance requirements and incidents of fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. For example, we have in the past experienced higher transaction fees from our third-party processors as a result of chargebacks on credit card transactions.

We rely on third parties to provide payment processing services, including the processing and information storage of credit cards and debit cards. If these companies become unwilling or unable to provide these services to us, our business could be disrupted. We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to additional fines and higher transaction fees; lose our ability to accept credit and debit card payments from our students or process electronic funds transfers; or facilitate other types of online payments, and our business and results of operations could be adversely affected.

We may experience some loss from fraudulent credit card transactions, including potential liability for not obtaining signatures from students in connection with the use of credit cards or fraudulent payments to educators as part of Uversity. While we do have safeguards in place, we cannot be certain that other fraudulent schemes will not be successful. A failure to adequately control fraudulent transactions could harm our business and results of operations.

We rely on AWS and other third-party software and service providers to provide systems, storage, and services for our website and any disruption of such services or a material change to our arrangements could adversely affect our business.

We rely on AWS and other third-party software and service providers to provide systems, storage, and services, including user login authentication, for our website. Our reliance makes us vulnerable to any errors, interruptions, or delays in their operations. Any disruption in the services provided by third-party providers, including AWS, could harm our reputation or

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brand, cause us to lose subscribers or revenues or incur substantial recovery costs and distract management from operating our business. Further, these third-party software and service providers may experience operational difficulties, including increased usage of their software and services from time to time. If they cannot adapt to the increase in demand or fail to ensure availability of their software and services, our ability to service users' requests may be impacted, which could have an adverse impact on our result of operations.

AWS may terminate its agreement with us upon 30 days' notice. Upon expiration or termination of our agreement with AWS, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Our growth strategy includes acquisitions, and we may not be able to execute on our acquisition strategy or integrate acquisitions successfully.

As part of our business strategy, we have made and intend to continue to make acquisitions to add specialized employees, complementary businesses, products, services, operations, or technologies. To be successful, we must timely and efficiently integrate acquired companies, including their technologies, products, services, operations, and personnel. Acquired companies can be complex and time consuming to integrate and we may incur significant integration costs and we may not be able to offset our acquisition costs. Acquisitions involve many risks that may negatively impact our financial condition and results of operations, including the risks that the acquisitions may:

- require us to incur charges and substantial debt or liabilities;
- cause adverse tax consequences, substantial depreciation, or deferred compensation charges;
- result in acquired in-process research and development expenses or in the future may require the amortization, write-down, or impairment of amounts related to deferred compensation, goodwill, and other intangible assets; and
- give rise to various litigation and regulatory risks.

In addition:

- we may encounter difficulties or unforeseen expenditures to integrate an acquired company;
- an acquisition may disrupt our business, divert resources, increase expenses, and distract our management;
- an acquisition may reduce or delay adoption and engagement rates for our acquired products and services because of student uncertainty about continuity and effectiveness;
- an acquisition may subject us to laws and operational challenges in new jurisdictions with which we are unfamiliar;
- we may not successfully transition acquired users to the Chegg platform and therefore may not realize the potential benefits of these acquisitions;
- we may incur unforeseen costs as a result of the pre-acquisition activities of businesses and technologies we acquire;
- we may be required to honor the pre-existing contractual relationships of businesses we acquire, which contracts may be on terms that we would not have otherwise accepted;
- it may be difficult to monetize any acquired products and services;
- an acquisition may not ultimately be complementary to our offerings; and
- an acquisition may involve the entry into markets where we have little or no prior experience.

Our ability to acquire and integrate larger or more complex businesses, products, services, operations, or technologies in a successful manner is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. To finance any future acquisitions, we may issue equity or equity-linked securities, which could be dilutive, or debt, which could be costly, potentially dilutive, and impose substantial restrictions on the conduct of our business. If we fail to successfully complete any acquisitions or integrate them into our company, or identify and address liabilities associated with the acquisition, our business, results of operations, and financial condition could be adversely affected.

If we fail to convince brands of the benefits of advertising on our learning platform, or if platforms such as Google Chrome, Safari, or Firefox limit our access to advertising and marketing audiences, or the data required to effectively reach those audiences, our business could be harmed.

Our business strategy includes increasing our revenues from brand advertising. Brands may not do business with us, or may reduce their advertising spend with us, if we do not deliver ads, sponsorships, and other commercial content and marketing programs effectively, or if they do not believe that their investment will generate a competitive return relative to other alternatives. Additionally, if platforms such as Google Chrome, Safari, or Firefox, limit our access to or understanding of advertising and marketing audiences, they could reduce our advertising rates and ultimately reduce our revenues from brand advertising. For example, the release of iOS 14 on Apple devices brought with it a number of new changes, including the need for app users to opt in before their identifier for advertisers (IDFA) can be accessed by an app. Apple's IDFA is a string of numbers and letters assigned to Apple devices which advertisers use to identify app users to deliver personalized and targeted advertising. As more users opt out of granting IDFA access, the ability of advertisers to accurately target and measure their advertising campaigns at the user level may become significantly limited and we may experience increased cost per registration. Our ability to grow the number of brands that use our brand advertising, and ultimately to generate advertising revenues, depends on a number of factors, some of which are outside of our control, such as the impact of macroeconomic conditions and legal developments relating to data privacy, advertising, legislation and regulation and litigation.

We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.

Historically, investments in our business have substantially exceeded the cash we have generated from our operations. We have funded our operating losses and capital expenditures through proceeds from equity and debt financings, and cash flow from operations. Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing. Additional financing may not be available to us on favorable terms when required or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience substantial dilution.

Our core value of putting students first may conflict with the short-term interests of our business.

We believe that adhering to our core value of putting students first is essential to our success and in the best interests of our company and the long-term interests of our stockholders. In the past, we have forgone, and in the future we may forgo, short-term revenue opportunities that we do not believe are in the best interests of students, even if our decision negatively impacts our results of operations in the short term. For example, we offer free services to students that require investment by us, such as our Chegg Internships service, to promote a more comprehensive solution. Our philosophy of putting students first may cause us to make decisions that could negatively impact our relationships with publishers, colleges, and brands, whose interests may not always be aligned with ours or those of our students. Our decisions may not result in the long-term benefits that we expect, in which case our level of student satisfaction and engagement, business, and results of operations could be harmed.

Adverse litigation judgments or settlements resulting from legal proceedings in which we are or may be involved could expose us to monetary damages or limit our ability to operate our business.

Currently, we are involved in various legal proceedings, including securities litigation, derivative suits, putative class actions, and other matters described elsewhere herein. We have in the past and may in the future become involved in other private actions, collective actions, investigations, and various other legal proceedings by subscribers, employees, suppliers, competitors, government agencies, stockholders, or others. The results of any such litigation, investigations, and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, damage our reputation, require significant amounts of management time, and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business in the way that it is currently operated, which could have an adverse effect on our business, financial condition, and operating results.

If we are not able to manage the growth of our business both in terms of scale and complexity, our business could be adversely affected.

As we grow, the operations and technology infrastructure we use to manage and account for our operations will become more complex, and managing these aspects of our business will become more challenging. Acquisitions of new companies, products, and services create integration risk, while developing and enhancing products and services involves significant time, labor, and expense as well as other challenges, including managing the length of the development cycle, entering new markets, regulatory compliance, evolution of sales and marketing, and protecting proprietary rights. Any future expansion will likely place significant demand on our resources, capabilities and systems, and we may need to develop new processes and procedures and expand our infrastructure to respond to these demands. If we are not able to manage the growth of our business, we may not be able to maintain or increase our revenues as anticipated or recover any associated acquisition or development costs, and our business could be adversely affected.

Our business is seasonal, and disruptions during peak periods can make, and have made, our operating results difficult to predict.

Revenues from Subscription Services are primarily recognized ratably over the subscription term which has generally resulted in our highest revenues and profitability in the fourth quarter as it reflects more days of the academic year. We typically experience our greatest number of subscriber acquisitions during the last two weeks of August and first two weeks of September and to a lesser degree in January and February. The increased volume of subscribers during these limited periods of time means that any shortfalls or disruptions in our operations during these peak periods will have a disproportionately large impact on our revenues. Additionally, our students could become dissatisfied with such delays and discontinue their use of our service, which could adversely affect our results of operations.

As a result of this seasonality, which corresponds to the academic calendar, our revenues may fluctuate significantly quarter to quarter depending upon the timing of where we are in our "rush" cycle and sequential quarter-over-quarter comparisons of our net revenues and operating results are not likely to be meaningful. In addition, shifting enrollments could impact the seasonality of our business and further make our results of operations difficult to predict.

Risks Related to Our Industry

Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on our business, results of operations, and financial condition.

Our ability to deliver course content to students enrolled in Thinkful skills-based learning programs may be subject to state oversight including regulatory approvals and licensure for the course content, the faculty members teaching the content, and the recruiting, admissions, and marketing activities associated with the business. Thinkful's efforts to obtain necessary approvals and licenses began prior to our acquisition of the business and continues following the acquisition. We monitor changes to the state regulatory requirements applicable to our business activities, including Thinkful; however, if we do not obtain the appropriate licenses or address evolving state requirements, it may result in governmental or regulatory proceedings or actions by private litigants, which could potentially harm our business, results of operations, and financial condition.

Our business may also be subject to laws specific to students, such as the Family Educational Rights and Privacy Act, the Delaware Higher Education Privacy Act, and a California statute which restricts the access by postsecondary educational institutions of prospective students' social media account information. Compliance requires, without limitation, making disclosures, obtaining consents, and restrictions on transferring data for which we may in the future need to build further infrastructure to support. We cannot guarantee that we or our acquired companies have been or will be fully compliant in every jurisdiction, due to lack of clarity concerning how existing laws and regulations governing educational institutions affect our business and lengthy governmental compliance process timelines.

Moreover, as the education industry continues to evolve, increasing regulation by federal, state, and foreign agencies becomes more likely. For example, California adopted the Student Online Personal Information Protection Act which prohibits operators of online services used for K-12 school purposes from using or sharing student personal information, Illinois adopted the Student Online Personal Protection Act which went into effect on July 1, 2021 and regulates how we collect and process data, and Colorado adopted House Bill 16-1423 designed to protect the use of student personal data in elementary and secondary school. These acts do not apply to general audience Internet websites but it is unclear how these acts will be interpreted and the breadth of services that will be restricted by them. Other states may adopt similar statutes. Additionally, for-profit postsecondary institutions, many of which provide course offerings predominantly online, remain under intense regulatory and other scrutiny. Allegations of abuse of federal financial aid funds and other statutory violations against for-profit higher education companies, even if unfounded, could negatively impact our opportunity to succeed due to increased regulation or decreased demand for our offerings.

Certain jurisdictions have also adopted statutes, such as California Education Code § 66400, which prohibit the preparation or sale of material that should reasonably be known will be submitted for academic credit. These laws and regulations are directed at enterprises selling term papers, theses, dissertations, and the like, which we do not offer, and were not designed for services like ours which are designed to help students understand the relevant subject matter. Although we will continue to work with academic institutions to enforce our honor code and otherwise discourage students from misusing our services, other jurisdictions (including international jurisdictions) may adopt similar or broader versions of these types of laws and regulations, or the interpretation of the existing or future laws and regulations may impact whether they are cited against us or where we can offer our services.

The adoption of any laws or regulations that adversely affect the popularity or growth in the use of the Internet particularly for educational services, including laws limiting the content and learning programs that we can offer, and the audiences that we can offer that content to, may decrease demand for our service offerings and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also hinder our operational flexibility, raise compliance costs, and result in additional historical or future liabilities for us, resulting in adverse impacts on our business and our results of operations.

While we expect and plan for new laws, regulations, and standards to be adopted over time that will be directly applicable to the Internet and to our student-focused activities, any existing or new legislation applicable to our business could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations and potential penalties or fees for non-compliance, and could negatively impact the growth in the use of the Internet for educational purposes and for our services in particular. We may also run the risk of retroactive application of new laws to our business practices that could result in liability or losses. Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to change previous regulatory schemes or choose to regulate transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified, and new laws may be enacted in the future. Any such developments could harm our business, results of operations, and financial condition.

Colleges and certain governments may restrict online access or access to our website, which could lead to the loss of or slowing of growth in our student user base and their level of engagement with our platform.

The growth of our business and our brand depends on the ability of students to access the Internet and the products and services available on our website, in particular in non-U.S. countries. Colleges that provide students with access to the Internet either through on-campus computer terminals or Internet access points on campus could block or restrict access to our website, content, or services or the Internet generally for a number of reasons, including security, confidentiality, regulatory concerns, or if they believe our products or services contradict or violate their policies. If governments or colleges modify their laws or policies, or choose to apply laws or policies, in ways that are detrimental to the growth of our student user base or in ways that make it harder for students to use our website, the overall growth in our student user base would slow, student engagement would decrease and we would lose revenues. Any reduction in the number of students directed to our website would harm our business and results of operations.

If we are required to discontinue certain of our current marketing activities, our ability to attract new students may be adversely affected.

Laws or regulations may be enacted which restrict or prohibit use of emails or similar marketing activities that we currently rely on. For example: CAN-SPAM regulates unsolicited commercial emails and imposes civil and criminal penalties for abusive practices; the FTC imposes penalties on companies for misleading and deceptive marketing practices; TCPA restricts telemarketing and the use of automated telephone equipment; and CCPA requires us to make certain disclosures regarding our marketing practices, allows consumers to opt-out of certain data sharing practices. Newly enacted laws such CDPA and CPA will place additional restrictions on our marketing practices.

Notwithstanding existing laws, we may discontinue use or support of these activities if we become concerned that students or potential students deem them intrusive or they otherwise adversely affect our reputation, goodwill and brand. If our marketing activities are curtailed, our ability to attract new students may be adversely affected.

We are subject to U.S. trade control laws that may restrict growth prospects and impose liability if we are non-compliant.

As a U.S. company with U.S. origin software applications, we are required to comply with U.S. trade controls. Our activities are subject to U.S. economic sanctions laws and regulations administered by the Department of the Treasury, Office of Foreign Assets Control (OFAC), which prohibit most transactions with embargoed jurisdictions or prohibited parties without a specific or general license from OFAC. Additionally, the U.S. Department of Commerce, Bureau of Industry and Security (BIS) administers the Export Administration Regulations (EAR), which restrict exports of software subject to the EAR to embargoed countries and prohibited parties. Although we have taken precautions to prevent our platform, services and software applications from being provided in embargoed jurisdictions and to prohibited parties, and we continue to enhance our policies and procedures relating to sanctions and export compliance, we may not be able to prevent all transactions that are noncompliant with U.S. trade controls. Sanctions and export violations can result in significant fines or penalties, as well as reputational harm and loss of business.

Our customers outside of the United States generated approximately 15% of our net revenues during the year ended December 31, 2022, and our growth strategy includes further expanding our operations and customer base across all major global markets. An escalation in sanctions or export controls against regions where we operate, or the issuance of new sanctions designations or export restrictions against individuals and entities located in various regions, could result in decreased ability to provide our platform, services and software applications to existing or potential customers. Any limitation on our ability to operate in various global markets could adversely affect our business performance and growth prospects.

Risks Related to Taxes and Accounting Matters

We may be subject to greater than anticipated liabilities for income, property, sales, and other taxes, and any successful action by federal, state, foreign, or other authorities to collect additional taxes could adversely harm our business.

We are subject to regular review and audit by both U.S. federal and state and foreign tax authorities and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical tax provisions and accruals and could have a negative effect on our financial position and results of operations. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing and allocating income from our intercompany transactions, which could increase our worldwide effective income tax rate. We collect sales taxes in all U.S. states with a sales tax and most local jurisdictions on our sales, rentals, and digital services sold through our commerce system including sales and rentals on behalf of our third-party publishers. In June 2018, the U.S. Supreme Court in South Dakota v. Wayfair, Inc. et al ruled that a state can require an online retailer with no in-state property or personnel to collect and remit sales and use tax on sales made to the state's residents. It is possible that such taxes could be assessed by certain states retroactively for periods before the Wayfair decision on acquired products that are not sold through our commerce system. Any successful action by federal, state, foreign or other authorities to impose or collect additional income tax or compel us to collect and remit additional sales, use, value-added or similar taxes, either retroactively, prospectively or both, could harm our business, financial condition, and results of operations.

Our effective tax rate may fluctuate as a result of new U.S. and worldwide tax laws and our interpretations of those new tax laws, which are subject to significant judgments and estimates. The ongoing effects of the new tax laws and the refinement of provisional estimates could make our results difficult to predict.

Our effective tax rate may fluctuate in the future as a result of new tax laws. Due to the complexities involved in applying the provisions of new tax legislation, we may make reasonable estimates of the effects in our financial statements. As we collect and prepare necessary data and interpret the new tax legislation, we may make adjustments that could affect our financial position and results of operations as well as our effective tax rate in the period in which the adjustments are made.

Our earnings are affected by the application of accounting standards and our critical accounting policies, which involve subjective judgments and estimates by our management. Our actual results could differ from the estimates and assumptions used to prepare our consolidated financial statements.

The accounting standards that we use in preparing our financial statements are often complex and require us to make significant estimates and assumptions in interpreting and applying those standards. These estimates and assumptions affect the reported values of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. We make critical estimates and assumptions involving accounting matters including revenue recognition and deferred revenue, impairment of acquired intangible assets and other long-lived assets, goodwill and indefinite lived intangible assets, share-based compensation expense, and benefit from (provision for) income taxes. These estimates and assumptions involve matters that are inherently uncertain and require us to make subjective and complex judgments. Although we believe we have the experience and processes to enable us to formulate appropriate assumptions and produce reasonably dependable estimates, these assumptions and estimates may change significantly in the future and could result in the reversal of previously recognized revenues and profit. If we used different estimates and assumptions or used different methods to determine these estimates, our financial results could differ, which could have a material negative impact on our financial condition and reported results of operations. For more information about our critical accounting policies and use of estimates, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies, Significant Judgments and Estimates."

Risks Related to Intellectual Property

If we become subject to liability for the Internet content that we publish or that is uploaded to our websites by students or other users, our results of operations could be adversely affected.

As a publisher and distributor of online content, including content uploaded by both by Chegg itself and by our users, we face potential liability for claims related to intellectual property rights including copyright and trademark infringement, rights of publicity or privacy, defamation, personal injury torts, laws regulating hate speech or other types of content, online safety, consumer protection, or other claims based on the nature and content of materials that we publish or distribute. In addition, the applicability and scope of these and other laws and regulations, as interpreted by the courts, remain uncertain and could be interpreted in ways that harm our business. For example, we rely on statutory safe harbors, like those set forth in the Digital Millennium Copyright Act and Section 230 of the Communications Decency Act in the U.S. and the E-Commerce Directive in Europe, to protect against liability. Legislation or court rulings affecting these safe harbors may adversely affect us and may impose significant operational challenges. There are legislative proposals and pending litigation in the U.S. (such as *Gonzalez v. Google*), EU, and around the world that could diminish or eliminate safe harbor protection for websites and online platforms.

We have in the past and may in the future receive communications containing allegations of infringement, which we assess on a case-by-case basis. We may elect not to respond to the communication if we believe it is without merit or we may try to resolve disputes out-of-court by removing content or services we offer or paying licensing or other fees. If we fail to resolve such disputes, litigation may result. For example, on September 13, 2021, Pearson Education, Inc. (Pearson) filed a complaint captioned Pearson Education, Inc. v. Chegg, Inc. (Pearson Complaint) in the United States District Court for the District of New Jersey against the Company (Case 2:21-cv-16866), alleging infringement of Pearson's registered copyrights and exclusive rights under copyright in violation of the United States Copyright Act. Litigation to defend these claims could be costly, divert our technical and management personnel, render us unable to use our current website or to market our service or sell our products and therefore harm our results of operations. We may not be adequately insured to cover claims of these types or indemnified for all liability that may be imposed on us. Any adverse publicity resulting from actual or potential litigation may also materially and adversely affect our reputation, which in turn could adversely affect our results of operations.

We maintain content usage review systems that, through a combination of manual and automated blocks, monitor for and make us aware of potentially infringing content on our platform. Nevertheless, claims may continue to be brought and threatened against us for negligence, intellectual property infringement, or other theories and there is no guarantee that we will be able to resolve any such claims quickly and without damage to our business, our reputation or our operations. From time to time, we have been subject to copyright infringement claims, some of which we have settled. While these settlements have not had a material impact on our financial condition, we may be subject to similar lawsuits in the future and the outcome of any such lawsuits may not be favorable to us and could have a material adverse effect on our financial condition.

Changes in or our failure to comply with the requirements for eligibility for the Digital Millennium Copyright Act (DMCA) safe harbors could harm our business.

The DMCA has provisions that limit, but do not necessarily eliminate, our liability for caching or hosting or for listing or linking to, content or third-party websites that include materials or other content that infringe copyrights, provided we comply with the strict statutory requirements of the DMCA. The applications and interpretations of the statutory requirements of the DMCA are evolving and may be modified by court rulings and industry practice. Accordingly, if we fail to comply with such statutory requirements or if the interpretations of the DMCA change, we may be subject to potential liability for caching or hosting, or for listing or linking to, content or third-party websites that include materials or other content that infringe copyrights. The safe harbors available under the DMCA can limit liability for copyright infringement in the U.S., but they do not limit our liability for infringement of other intellectual property or proprietary rights, they do not apply outside the U.S., and they do not prevent or address requests for injunctive relief. Any determination in litigation that a DMCA safe harbor does not shield us from liability could negatively impact our business, financial condition, and results of operations.

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business, financial condition, and results of operations.

Our success and ability to compete depends in part on our intellectual property and our other proprietary business information. We rely and expect to continue to rely on a combination of trademark, copyright, patent, and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships to protect our intellectual property and proprietary rights. However, we may be unable to secure intellectual property protection for all of our technology and methodologies or the steps we take to enforce our intellectual property rights may be inadequate. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace, and our ability to attract customers may be adversely affected.

Third parties may challenge any patents, copyrights, trademarks, and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate, or otherwise violate our patents, copyrights, trademarks, and other proprietary rights and we may not be able to prevent infringement, misappropriation, or other violations. Any attempt by us to prevent or address such violations may involve substantial expense to us. Additionally, if we fail to protect our domain names, it could adversely affect our reputation and brand and make it more difficult for students to find our website, our content, and our services. If we pursue litigation to assert our intellectual property or proprietary rights, an adverse decision could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights, or otherwise negatively impact our business, financial condition, and results of operations.

We are a party to a number of third-party intellectual property license agreements. For example, we have entered into agreements with textbook publishers that provide access to textbook questions and other content for our Chegg Study subscription service. We cannot guarantee that the third-party intellectual property we license will not be licensed to our competitors or others in our industry. In the future, we may want or need to obtain additional licenses or renew existing license agreements. We cannot predict whether other license agreements can be obtained or renewed on acceptable terms, or at all. For example, our license agreements with multiple textbook publishers, including Pearson Education, Inc. expired or terminated without renewal. Any failure to obtain or renew such third-party intellectual property license agreements on commercially competitive terms could adversely affect our business and results of operations.

We are, and may in the future be, subject to intellectual property claims, which are costly to defend and could harm our business, financial condition, and results of operations.

From time to time, third parties have alleged and are likely to allege in the future that we or our business infringes, misappropriates, or otherwise violates their intellectual property or proprietary rights beyond those circumstances discussed in other risk factors contained in this Section, "Risks Relating to Our Intellectual Property." Many companies, including various "non-practicing entities" or "patent trolls," devote significant resources to developing or acquiring patents that could affect aspects of our business. Our patent portfolio may provide little or no deterrence in any litigation involving non-practicing entities or other adverse patent owners that have no relevant solution revenue, as we would not be able to assert our patents against such entities or individuals. For instance, on November 5, 2018, a non-practicing entity (NPE) filed an action against us in the U.S. District Court for the Southern District of New York captioned NetSoc, LLC v. Chegg, Inc., Civil Action No. 1:18-CV-10262-RAC (the NetSoc Action).

While we intend to vigorously defend any intellectual property claims, our technologies may not be able to withstand all third-party claims or rights against their use. The costs of supporting such litigation and disputes are considerable, and there can be no assurances that a favorable outcome will be obtained. We also may be required to settle such litigation and disputes on terms that are unfavorable to us. The terms of any settlement or judgment may require us to cease some or all of our operations and/or pay substantial amounts to the other party.

Additionally, because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover our technology and there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued.

Moreover, in a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.

Some aspects of our technology include open source software, and any failure to comply with the terms of one or more of these open source licenses could harm our business.

We use open source software in connection with certain of our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or use open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Data Privacy

The compromise of our information technology systems or data, including through computer malware, viruses, hacking, phishing attacks, spamming and other security incidents, could harm our business and results of operations.

We process personal data regarding various individuals, including students, tutors, educators, and our employees, as well as other sensitive data, including intellectual property and confidential and proprietary business information. We, and our service providers and other third parties upon which we rely, are subject to a variety of evolving security threats. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. For example, severe ransomware attacks are becoming increasingly prevalent. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Additionally, nation-state actors are expected to continue to engage in cyber-attacks for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, and our service providers and other third parties upon which we rely, may be vulnerable to a heightened risk of these attacks. Furthermore, remote work has become more common and has increased risks to our information technology systems and data, as more of our employees, as well as employees of our service providers and other third parties on which we rely, utilize network connections, computers and devices outside our premises or network, including while working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Moreover, we rely heavily on SaaS enterprise resource planning systems to conduct our e-commerce and financial transactions and reporting. In addition, we utilize third-party cloud computing services in connection with our business operations. Our reliance on these and other third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts and to otherwise assist in the operation of our business increases our risk exposure as our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

If our data or security measures, or the security measures of our service providers, other third parties upon which we may rely or companies we may acquire, are compromised, disrupted or breached or are perceived to have been compromised, disrupted or breached, including as a result of any of the aforementioned threats or other cyberattacks, online or offline fraud, other intentional misconduct by computer hackers, employee error or malfeasance, social-engineering attacks, credential harvesting, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods or other similar threats or activities (including those Chegg has experienced in the past, as discussed below), we could face a variety of adverse consequences. For example, we could be required to expend significant capital and other resources to address the problem and could face or be subject to litigation (including class action litigation such as those matters identified below) and enforcement actions, investigations, audits, additional reporting requirements and/or oversight, data processing restrictions, indemnity obligations, damages, penalties and costs for remediation, damage our reputation or brand, interruptions in our operations (including availability of data), and similar harms. Security incidents, including those Chegg has experienced in the past, as identified below, and attendant consequences may cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business. Additionally, applicable data privacy and security obligations may require us to notify relevant stakeholders, including regulators and impacted individuals, of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to additional adverse consequences. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

We may expend significant resources or modify our business activities to try to protect against threats to our security or systems. However, while we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We have not always been able in the past and may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. We have experienced security incidents in the past. For example, in April 2018, an unauthorized individual gained access to and exfiltrated user data for approximately 40 million users of chegg.com and certain other services in our family of brands, including EasyBib, (the "2018 Data Incident"). The types of information that may have been obtained by the threat actor included a Chegg user's name, email address, shipping address, Chegg username, and Chegg password. For a small percentage of the impacted users who had entered details into our scholarship search service, the incident also exposed information about additional personal characteristics, including dates of birth, parents' income range, sexual orientation, religious denomination, heritage and information concerning disabilities.

Following the 2018 Data Incident, a purported securities class action captioned Shah v. Chegg, Inc. et. al. (Case No. 3:18-cv-05956-CRB) was filed in the U.S. District Court for the Northern District of California against us and our CEO. The complaint was filed by a purported Chegg stockholder and alleged claims under Sections 10(b) and 20(a) of the Exchange Act, as amended, based on allegedly misleading statements regarding our security measures to protect users' data and related internal controls and procedures, as well as our second quarter 2018 financial results. This case was voluntarily dismissed without prejudice in March 2019. Moreover, following the 2018 Data Incident, we received notices that an aggregate of 16,691 arbitration demands were filed against us by individuals alleging that they had suffered damages in connection with the 2018 Data Incident. All such arbitral demands have been resolved. For further information on these actions, see Note 13, "Commitments and Contingencies," of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Furthermore, in June 2020, we received a civil investigative demand ("CID") from the United States Federal Trade Commission ("FTC") related to our privacy and data security practices. In October 2022, the FTC issued a proposed complaint against us alleging that we violated the Federal Trade Commission Act by failing to provide reasonable security for consumers' personal information and that our alleged security shortcomings contributed to the 2018 Data Incident and several other security incidents in 2017, 2019, and 2020 that exposed sensitive personal information of users and employees. In October 2022, without any admission of liability, we entered into an agreement with the FTC containing a proposed consent order that will significantly impact our data security and privacy practices. The FTC consent order was finalized in January 2023. The FTC consent order requires us to establish, implement and maintain a comprehensive information security program, provide multi-factor authentication methods as an option or requirement for consumers, document and adhere to a detailed information retention schedule and provide consumers with online tools they can use to request access to or the deletion of their personal information. The consent order also requires us to obtain initial and biennial assessments of our information security program from an independent third-party assessor and comply with detailed reporting requirements for the 20 year-duration of the order. Any violations of the proposed order after it becomes effective could expose us to significant civil penalties, further injunctions and other adverse consequences.

Additionally, after the FTC's preliminary approval of the consent order was publicly announced, a putative class action captioned Keller v. Chegg, Inc. (Case No. 22-cv-6986-JD) was filed in November 2022 in the U.S. District Court for the Northern District of California. The complaint was filed by a purported Chegg user and alleges various claims based on Chegg's failure to take reasonable security measures. The plaintiff asserts claims under negligence; negligence per se; the California Consumer Legal Remedies Act, Cal. Civ. Code §§ 1750, et seq.; the California Consumer Privacy Act, Cal. Civ. Code § 1798.150; and the Declaratory Judgment Act, 28 U.S.C. §§ 2201, et seq. The Plaintiff seeks relief that certifies a class, damages, a declaratory judgment, injunctive relief, and attorneys' fees and costs.

Actions and investigations such as the foregoing, and any similar or other actions, claims, litigation, investigations or events, whether arising from prior or future incidents, may harm our business and cause us to suffer adverse consequences.

Furthermore, prior to our acquisition of Thinkful and Mathway, each discovered that an unauthorized party may have gained access to certain confidential information or personal information of users.

While we have made enhancements to our cybersecurity controls following our discovery of these prior events, including implementing physical, technical, and administrative safeguards designed to further protect our systems, our efforts to prevent hackers and others from entering our computer systems or accessing our data may not be fully effective and we cannot guarantee that future events will not occur that have a material impact on our business.

Additionally, we rely on computer systems globally to manage our operations. We have experienced and expect to continue to experience periodic service interruptions and delays involving our systems. While we maintain a fail-over capability to switch our operations from one facility to another in the event of a service outage, that process would still result in service interruptions that could be significant in duration. Such interruptions could have a disproportionate effect on our operations if they were to occur during one of our peak periods or if multiple of our service facilities experiences outages at the same time. Our facilities are also vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events as well as the cyber-attacks and security risks and threats discussed above.

We collect, process, store and use personal information and other sensitive data, which subjects us to stringent and evolving U.S. and foreign laws, governmental regulation, contractual obligations, policies and other legal obligations.

In the ordinary course of business, we collect, receive, process, store, disclose, make accessible and otherwise use personal information and other sensitive data, including proprietary and confidential business data and intellectual property, from various parties, including students, tutors, educators and employees. We may enable students and others to share their personal information with each other and with third parties and to communicate and share information into and across our platform. Our data processing activities may subject us to numerous data privacy and security obligations, including foreign, federal, state, and local laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations regarding privacy and the collection, storing, sharing, using, processing, disclosing and protecting of personal information and other user data, including from minors under the age of 18, the scope of which are changing, subject to differing interpretations, and which may be costly to comply with and may be inconsistent between countries and jurisdictions or conflict with other rules.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the California Consumer Privacy Act of 2018 ("CCPA") requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The California Privacy Rights Act of 2020 ("CPRA"), which became operative January 1, 2023, expands the CCPA's requirements, including applying to personal information of business representatives and employees. Other states, such as Virginia and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. These developments may further complicate compliance efforts, and may increase legal risk and compliance costs for us and the third parties upon whom we rely.

Students who use some of our services, including high school students who use our Chegg Writing and Chegg Prep services, may be under the age of 18. Accordingly, our business is subject to certain laws covering the protection of minors. For example, various U.S. and international laws restrict the distribution of materials considered harmful to minors and impose additional restrictions on the ability of online services to collect information from minors. Although our policy is to avoid knowingly collecting personal information from children under the age of 13 and we do not believe that our websites or online services are directed to children under the age of 13, regulators or private plaintiffs could disagree with this assessment and challenge our compliance with the federal Children's Online Privacy Protection Act and its implementing rules ("COPPA") which impose enhanced notice, verifiable parental consent, data minimization, security and other data privacy requirements on child-directed sites and online services that our services are not designed to support.

Additionally, we may be subject to certain marketing laws that govern our use of personal information. For example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 ("CAN-SPAM") and the Telephone Consumer Protection Act of 1991 ("TCPA") impose specific requirements on communications with customers. For example, the TCPA imposes various consumer consent requirements and other restrictions on certain telemarketing activity and other communications with consumers by phone, fax or text message. Furthermore, under various other privacy laws and other obligations, we may be required to obtain certain consents to process personal data.

Foreign privacy, data protection, and other laws and regulations, particularly in Europe, are often at least as restrictive as, if not more restrictive than, those in the United States. For example, the European Union's General Data Protection Regulation ("EU GDPR"), the United Kingdom's GDPR ("UK GDPR"), Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or "LGPD") (Law No. 13,709/2018), and China's Personal Information Protection Law ("PIPL") impose strict requirements for processing personal data.

In addition, some countries (including Europe) and states are considering or have passed legislation implementing requirements with respect to cross-border transfers of data or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. For example, in the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws.

Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK's standard contractual clauses ("SCCs"), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. Additionally, the SCCs impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. In addition, Switzerland similarly restricts personal data transfers outside of those jurisdictions to countries that do not provide an adequate level of personal data protection.

Furthermore, European legislative proposals and present laws and regulations – other than the EU and UK GDPR – apply to cookies and similar tracking technologies, electronic communications, and marketing and regulators are increasingly focusing on compliance with requirements related to the behavioral, interest-based, or tailored advertising ecosystem. It is anticipated that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive. Compliance with these laws may require us to make significant operational changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to liabilities.

Outside of Europe, other laws further regulate behavioral, interest-based, or tailored advertising, making certain online advertising activities more difficult and subject to additional scrutiny. For example, the CCPA grants California residents the right to opt-out of a company's sharing of personal data for advertising purposes in exchange for money or other valuable consideration. As individuals become increasingly aware of and resistant to the collection, use, and sharing of personal information in connection with advertising, some users have opted out of our processing of personal data for advertising purposes, which has negatively impacted our ability to collect certain user data and our advertising partners' ability to deliver relevant content, and more may do so in the future.

In addition to data privacy and security laws, we may be or may become subject to industry standards adopted by industry groups. For example, we may rely on vendors to process payment card data, and we, or those vendors, may be subject to the Payment Card Industry Data Security Standard ("PCI DSS"), which requires companies to adopt certain measures to ensure the security of cardholder information, including using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. We also have internal and publicly posted policies regarding, and are bound by contractual commitments with respect to, our collection, processing, use, disclosure, deletion and security of information. The publication of our privacy policies, our contracts and other documentation that provide commitments about data privacy and security can subject us to potential actions and other adverse consequences.

Public scrutiny of Internet privacy issues and actual or perceived failure to comply with our obligations with respect to privacy and data security could harm our business, including by damaging our reputation and relationships with students and educators.

We strive to comply with all applicable laws, policies, contractual obligations, and industry codes of conduct relating to privacy and data protection. However, U.S. federal, state and local, and international laws and regulations regarding privacy and data protection are rapidly evolving and may be inconsistent and we could be deemed out of compliance as such laws and their interpretations change. Our business model materially depends on our ability to process personal data, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. Practices regarding the collection, use, storage, display, processing, transmission and security of personal information by companies, particularly those offering online services, have recently come under increased public scrutiny.

Any failure or perceived failure by us, our personnel, or third parties on which we rely or with which we work to comply with the aforementioned privacy obligations or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personal information or other data, may result in significant consequences, including governmental enforcement actions, litigation, additional reporting requirements and/or oversight, bans on processing personal information, orders to destroy or not to use personal information, or public statements against us by consumer advocacy groups or others and could cause students, tutors, educators, partners and others to lose trust in us, which could have an adverse effect on our business. Additionally, such events could lead to loss of customers; interruptions or stoppages in our business operations; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Noncompliance with certain privacy and data security laws we may be subject to could subject us to particularly significant penalties. For example, TCPA violations can result in penalties or criminal fines imposed by the Federal Communications Commission or statutory damages awards of up to $1,500 per violation imposed through private litigation or fines by state authorities. Additionally, the CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Furthermore, under the EU GDPR, companies may face temporary or definitive bans on data processing, fines of up to 20 million Euros or 4% of annual global revenue (whichever is greater), audits and inspections, private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests, among other penalties.

Inability to comply with applicable data transfer restrictions may also present unique risks. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data (including data regarding foreign students) and work with partners, vendors and other third parties, injunctions against our processing or transferring of personal data necessary to operate our business, among other consequences.

We have in the past and may in the future be subject to regulatory investigations and actions or litigation in connection with any noncompliance with our privacy obligations or a security breach or related issue, and we could also be liable to third parties for these types of incidents. For instance, we have been subject to litigation and investigations as a result of past security incidents, as further described in the risk factor titled "*The compromise of our information technology systems or data, including through computer malware, viruses, hacking, phishing attacks, spamming and other security incidents, could harm our business and results of operations,*" and a consent order has been finally approved and entered by the FTC related to the same, as further described in Note 13, "Commitments and Contingencies," of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. We could face similar actions, or other actions related to our privacy and data security practices, in the future.

We are subject to privacy and cybersecurity laws across multiple jurisdictions which are highly complex, overlapping, and which create compliance challenges that may expose us to substantial costs, liabilities, or loss of customer trust. Our actual or perceived failure to comply with these laws could harm our business.

We have internal and publicly posted policies regarding our collection, processing, use, disclosure, deletion and security of information. Although we endeavor to comply with our policies and documentation, we may at times fail to do so or be accused of having failed to do so. The publication of our privacy policies and other documentation that provide commitments about data privacy and security can subject us to potential actions if they are found to be deceptive, unfair, or otherwise misrepresent our actual practices, which could materially and adversely affect our business, financial condition and results of operations. In addition, compliance with inconsistent or new privacy and cybersecurity laws could impact our business strategies and the availability of previously useful data, increase our potential liability, increase our compliance costs, require changes in business practices and policies and adversely impact our business.

Our business, including our ability to operate internationally, could be adversely affected if new legislation or regulations are adopted or due to changes in interpretations or implementations of current legislation and regulations.

Any new or significant change to applicable laws, regulations or industry standards or practices regarding the use, disclosure or other processing of personal data could adversely affect our business, including insofar as it may require us to modify our products and services and limit our ability to develop new products and services.

For example, proposed or recently adopted EU laws could significantly affect our business in the future. For example, the Digital Services Act or "DSA" which entered into force on November 16, 2022 and will go into effect in late 2023 or early 2024, imposes new restrictions and requirements for our products and services, such as a prohibition on targeted advertising to minors in the EEA, and may significantly increase our compliance costs. The European Commission's proposed Artificial Intelligence (AI) Act could also impose new obligations or limitations affecting our business, if and when it enters into force. The legal landscape with respect to privacy and data security in the U.S. and elsewhere is similarly in flux with a number of pending legislative and regulatory proposals that could have significant impacts on our business, if effected.

Risks Related to Ownership of Our Common Stock

Our stock price has been and will likely continue to be volatile.

The trading price of our common stock has been, and is likely to continue to be, volatile. In addition to the factors discussed in this Annual Report on Form 10-K, the trading price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including, among others:

- our announcement of actual results for a fiscal period that are higher or lower than projected results or our announcement of revenues or earnings guidance that is higher or lower than expected;
- issuance of new or updated research or reports by securities analysts, including unfavorable reports or change in recommendation or downgrading of our common stock;
- announcements by us or our competitors of significant products or features, technologies, acquisitions, strategic relationships and partnerships, joint ventures, or capital commitments;
- actual or anticipated changes in our growth rate relative to our competitors;
- changes in the economic performance or market valuations of actual or perceived comparable companies;
- future sales of our common stock by our officers, directors, and existing stockholders or the anticipation of such sales;
- issuances of additional shares of our common stock or convertible instruments in connection with acquisitions and capital raising transactions;
- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares, including any common stock issued upon conversion of the notes;
- lawsuits threatened or filed against us;
- regulatory developments in our target markets affecting us, students, colleges, brands, publishers, or our competitors;
- the U.S. political climate, with a focus on cutting budgets, higher education, and taxation;
- terrorist attacks or natural disasters or similar events impacting countries where we operate; and
- general economic and market conditions.

Furthermore, both domestic and international stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of companies in general and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. Technology companies have been particularly susceptible to stock price volatility. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been and may continue to be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business and results of operations.

We may be subject to short selling strategies that may drive down the market price of our common stock.

Short selling occurs when an investor borrows a security and sells it on the open market, with the intention of buying identical securities at a later date to return to the lender. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares. Because it is in the short seller's best interests for the price of the stock to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business prospects, and similar matters calculated to or which may create negative market momentum. Short sellers can publicly attack a company's reputation and business on a broader scale via online postings. In the past, the publication of such commentary about us by a disclosed short seller has precipitated a decline in the market price of our common stock, and future similar efforts by other short sellers may have similar effects.

In addition, if we are subject to unfavorable allegations promoted by short sellers, even if untrue, we may have to expend a significant amount of resources to investigate such allegations and defend ourselves from possible shareholder suits prompted by such allegations, which could adversely impact our business, results of operations, and financial condition.

Delaware law and provisions in our restated certificate of incorporation and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- our board of directors is classified into three classes of directors with staggered three-year terms and directors can only be removed from office for cause and by the approval of the holders of at least two-thirds of our outstanding common stock;
- subject to certain limitations, our board of directors has the sole right to set the number of directors and to fill a vacancy resulting from any cause or created by the expansion of our board of directors, which prevents stockholders from being able to fill vacancies on our board of directors;
- only our board of directors is authorized to call a special meeting of stockholders;
- our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of common stock;
- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;
- our stockholders cannot act by written consent;
- our restated bylaws can only be amended by our board of directors or by the approval of the holders of at least two-thirds of our outstanding common stock; and
- certain provisions of our restated certificate of incorporation can only be amended by the approval of the holders of at least two-thirds of our outstanding common stock.

In addition, our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation, or our bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. This exclusive forum provision will not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not preclude the filing of claims brought to enforce any liability or duty created by the Exchange Act or Securities Act of 1933, as amended (Securities Act) or the rules and regulations thereunder in federal court.

Our securities repurchase program could affect the price of our common stock and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our common stock.

In June 2022, our board of directors approved a $1.0 billion increase to our existing securities repurchase program authorizing the repurchase of up to $2.0 billion of our common stock and/or convertible notes, through open market purchases, block trades, and/or privately negotiated transactions or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements. The timing, volume, and nature of the repurchases will be determined by management based on the capital needs of the business, market conditions, applicable legal requirements, and other factors. As of December 31, 2022, we had $642.6 million remaining under the repurchase program, which has no expiration date and will continue until otherwise suspended, terminated or modified at any time for any reason by our board of directors.

Repurchases pursuant to our securities repurchase program could affect the price of our common stock and increase its volatility. The existence of our securities repurchase program could also cause the price of our common stock to be higher than it would be in the absence of such a program and could reduce the market liquidity for our common stock. Additionally, repurchases under our securities repurchase program will diminish our cash reserves, which could impact our ability to further develop our business and service our indebtedness. There can be no assurance that any repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased such shares. Any failure to repurchase securities after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price. Although our securities repurchase program is intended to enhance long-term stockholder value, short-term price fluctuations could reduce the program's effectiveness.

Risks Related to Our Convertible Senior Notes

Servicing our convertible senior notes requires a significant amount of cash, and we may not have sufficient cash flow or cash on hand to repay them, settle conversions in cash or to repurchase them upon a fundamental change, and any future debt may contain limitations on our ability to pay cash upon conversion or repurchase.

In August 2020, we issued $1.0 billion in aggregate principal amount of 0% convertible senior notes due in 2026 (2026 notes). The aggregate principal amount of the 2026 notes includes $100 million from the initial purchasers fully exercising their option to purchase additional notes. In March 2019, we issued $700 million in aggregate principal amount of 0.125% convertible senior notes due in 2025 (2025 notes, together with the 2026 notes, the notes) and in April 2019, the initial purchasers fully exercised their option to purchase $100 million of additional 2025 notes for aggregate total principal amount of $800 million. As of December 31, 2022, the outstanding principal amount of our 2026 notes and 2025 notes was $500 million and $700 million, respectively.

The notes were issued in private placements to qualified institutional buyers pursuant to Rule 144A of the Securities Act . Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to many factors, including, economic, financial, competitive and other, beyond our control. We may not be able to generate cash flow from operations, in the foreseeable future, sufficient to service our debt and make necessary capital expenditures and may therefore be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the notes, which may not be redeemed prior to September 2023 for the 2026 notes and previously before March 2022 for the 2025 notes subject to certain conditions related to the price of our common stock, will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations, and limit our flexibility in planning for and reacting to changes in our business.

Holders of the notes will have the right to require us to repurchase all or a portion of their notes upon the occurrence of a fundamental change before the maturity date at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion of the notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the notes being converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor or pay cash with respect to notes being converted. If we elect to deliver shares of our common stock to settle such conversion, the issuance of our common stock may cause immediate and significant dilution.

In addition, our ability to repurchase the notes or to pay cash upon conversions of notes may be limited by law, regulatory authority or agreements governing any future indebtedness. Our failure to repurchase the notes at a time when the repurchase is required by the indenture or to pay cash upon conversions of notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing any future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or to pay cash upon conversions of notes.

General Risk Factor

Our operations are susceptible to earthquakes, floods, rolling blackouts and other types of power loss, and public health crises, including the current COVID-19 pandemic. If these or other natural or man-made disasters were to occur, our business and results of operations would be adversely affected.

Our business and operations could be materially adversely affected in the event of earthquakes, blackouts, or other power losses, floods, fires, telecommunications failures, break-ins, acts of terrorism, public health crises, including the current COVID-19 pandemic, inclement weather, shelving accidents, or similar events. Our executive offices are located in the San Francisco Bay Area, an earthquake-sensitive area and susceptible to wildfires. If floods, fire, inclement weather including extreme rain, wind, heat, or cold, or accidents due to human error were to occur and cause damage to our properties or our distribution partners' ability to fulfill orders for print textbook rentals and sales, our results of operations would suffer, especially if such events were to occur during peak periods. We may not be able to effectively shift our operations due to disruptions arising from the occurrence of such events, and our business and results of operations could be affected adversely as a result. Moreover, damage to or total destruction of our executive offices resulting from earthquakes may not be covered in whole or in part by any insurance we may have.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Santa Clara, California and consist of approximately 45,000 square feet of space under a lease that expires in November 2028. We have additional offices in Oregon and New York in the United States and internationally in the United Kingdom, India, and Israel. Our corporate office leases expire at varying times between 2023 and 2028. We believe our facilities are adequate for our current needs and for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

We may from time to time be subject to certain legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, patents, copyrights, and other intellectual property rights; employment claims; and general contract or other claims. We may also, from time to time, be subject to various legal or government claims, demands, disputes, investigations, or requests for information. Such matters may include, but not be limited to, claims, disputes, or investigations related to warranty, refund, breach of contract, employment, intellectual property, government regulation, or compliance or other matters. For further information on our legal proceedings, see Note 13, "Commitments and Contingencies," of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the New York Stock Exchange under the symbol "CHGG."

Stockholders of Record

As of January 31, 2023, there were 27 stockholders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We do not intend to declare or pay any cash dividends in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K for more information regarding securities authorized for issuance.

Unregistered Sales of Securities

We had no unregistered sales of our securities during the three months ended December 31, 2022.

Securities Repurchase Program

In June 2022, our board of directors approved a $1.0 billion increase to our existing securities repurchase program authorizing the repurchase of up to $2.0 billion of our common stock and/or convertible notes, through open market purchases, block trades, and/or privately negotiated transactions or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements. The timing, volume, and nature of the repurchases will be determined by management based on the capital needs of the business, market conditions, applicable legal requirements, and other factors. As of December 31, 2022, we had $642.6 million remaining under the repurchase program, which has no expiration date and will continue until otherwise suspended, terminated or modified at any time for any reason by our board of directors.

Purchases of Securities by the Registrant and Affiliated Purchasers

We did not repurchase any of our securities during the three months ended December 31, 2022.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Chegg under the Securities Act or the Exchange Act.

The following graph shows a comparison from December 31, 2017 through December 31, 2022 of the cumulative total return for our common stock, the Standard & Poor's 500 Stock Index (S&P 500) and the NASDAQ Composite Index (NASDAQ Composite). The graph assumes that $100 was invested at the market close on December 31, 2017 in the common stock of Chegg, Inc., the S&P 500 and the NASDAQ Composite and data for the S&P 500 and the NASDAQ Composite assumes reinvestment of dividends. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. Aside from our discussion on net revenues, we have omitted discussion of the earliest of the three years of financial condition and results of operations and this information can be found in Part I, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 22, 2022, which is available free of charge on the SEC's website at sec.gov and on our website at investor.chegg.com. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See the section titled "Note about Forward-Looking Statements" for additional information. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in Part I, Item 1A, "Risk Factors."

Overview

Millions of people all around the world Learn with Chegg. Our mission is to improve learning and learning outcomes by putting students first. We support life-long learners all over the world, starting with their academic journey and extending through their careers. The Chegg platform provides products and services to support learners with their academic course materials, as well as their career and personal skills developments.

During the years ended December 31, 2022, and 2021, we generated net revenues of $766.9 million and $776.3 million, respectively, and in the same periods had net income of $266.6 million and net loss of $1.5 million, respectively.

We have changed our revenue disaggregation to Subscription Services and Skills and Other to better reflect the nature and timing of revenue and cash flows. Subscription Services includes revenues from our Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu offerings. Skills and Other includes revenues from our Skills, advertising services, print textbooks and eTextbooks offerings. We no longer present our Required Materials product line separately as we no longer expect to have significant revenue from our print textbook and eTextbooks offerings due to recognizing a revenue share as a result of our partnership with GT.

In April 2022, we entered into definitive agreements with GT Marketplace, LLC (GT) such that we will continue to offer our print textbook and eTextbook offerings on our website and maintain relationships with the students, however, GT has purchased our existing print textbook library and will continue to make print textbook investments and provide fulfillment logistics for print textbook transactions. Beginning December 2022, GT also began fulfilling eTextbook transactions. We expect that our partnership with GT provides an opportunity to grow faster with higher margins as we will no longer incur significant costs of revenue such as order fulfillment fees primarily related to shipping and fulfillment, publisher content fees for eTextbooks, and print textbook depreciation and write off expense. We will continue to incur costs of revenue such as payment processing fees and employee related costs as well as ongoing operating expenses such as platform infrastructure maintenance and transition costs.

In January 2022, we completed our acquisition of Busuu Online S.L. (Busuu), an online language learning company that offers a comprehensive solution through a combination of self-paced lessons, live classes with expert tutors and the ability to learn and practice with members of the Busuu language learning community.

Our long-term strategy is centered upon our ability to utilize Subscription Services to increase student engagement with our learning platform. We plan to continue to invest in the expansion of our offerings to provide a more compelling and personalized solution and deepen engagement with students. In addition, we believe that the investments we have made to achieve our current scale will allow us to drive increased operating margins over time that, together with increased contributions of our Subscription Services, will enable us to sustain profitability and remain cash-flow positive in the long-term. Our ability to achieve these long-term objectives is subject to numerous risks and uncertainties. These include our ability to attract, retain, and increasingly engage the student population, reduced traffic to our services, and other factors, such as global macroeconomic conditions, which continue to evolve and affect our business and results of operations. Further, the education industry has experienced a slowdown as a result of decreased enrollments, which have not returned to pre-pandemic levels. Employment opportunities, compensation and other factors have led to steadily decreasing enrollments. Moreover, those students who have enrolled have been taking fewer and less rigorous classes and receiving less graded assignments. As a result, we are experiencing a deceleration in the growth rates of our services and revenues that may continue. These risks and uncertainties are described in greater detail in Part I, Item 1A, "Risk Factors."

We have presented revenues for our two product lines, Subscription Services and Skills and Other, based on how students view us and the utilization of our products by them. More detail on our two product lines is discussed in the next two sections titled "Subscription Services" and "Skills and Other."

Subscription Services

Our Subscription Services can be accessed internationally through our websites and on mobile devices and include Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu. Students typically pay to access Subscription Services on a monthly basis. Our Chegg Study subscription service provides "Expert Questions and Answers" and step-by-step "Textbook Solutions," helping students with their course work. When students need writing help, including plagiarism detection scans and creating citations for their papers, they can use our Chegg Writing subscription service. Our Chegg Math subscription service, including Mathway, helps students understand math by providing a step-by-step math solver and calculator. We also offer our Chegg Study Pack as a premium subscription bundle of our Chegg Study, Chegg Writing, and Chegg Math services, which also includes additional features such as flashcards, concept videos, practice questions and quizzes, and instructor-created materials through Uversity. Our Busuu language learning platform offers a comprehensive solution through a combination of self-paced lessons, live classes with expert tutors and the ability to learn and practice with members of the Busuu language learning community.

Subscription Services revenues were 88%, 79%, and 71% of net revenues during the years ended December 31, 2022, 2021, and 2020, respectively.

Skills and Other

Our Skills and Other product line includes revenues from Skills, advertising services, print textbooks and eTextbooks. Our skills-based learning platform offers professional courses focused on the most in-demand technology skills. We work with leading brands and programmatic partners to deliver advertising across our platforms. We also provide a platform for students to rent or buy print textbooks and eTextbooks, which helps students save money compared to the cost of buying new.

Skills and Other revenues were 12%, 21%, and 29% of net revenues during the years ended December 31, 2022, 2021 and 2020, respectively.

Seasonality of Our Business

Revenues from Subscription Services are primarily recognized ratably over the subscription term which has generally resulted in our highest revenues and profitability in the fourth quarter as it reflects more days of the academic year. Certain variable expenses, such as marketing expenses, remain highest in the first and third quarters such that our profitability may not provide meaningful insight on a sequential basis. As a result of these factors, the most concentrated periods for our revenues and expenses do not necessarily coincide, and comparisons of our historical quarterly results of operations on a sequential basis may not provide meaningful insight into our overall financial performance.

Components of Results of Operations

Net Revenues

We recognize revenues net of allowances for refunds or charge backs from our payment processors who process payments from credit cards, debit cards, and PayPal. Revenues from Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu are primarily recognized ratably over the monthly subscription period. Revenues from Skills are recognized either ratably over a six month course offering depending on the instruction type of the course, adjusted for an estimate of non-redemption. Revenues from advertising services are recognized upon fulfillment. Beginning in April 2022, revenues from print textbooks owned by GT are recognized immediately on a net basis based on our role in the transaction as an agent. Prior to April 2022, revenues from our print textbooks offering included operating lease income from print textbooks that we owned recognized as the total transaction amount, paid upon commencement of the lease, ratably over the lease term or rental term, generally a two- to five-month period. Beginning in December 2022, revenues from eTextbooks fulfilled by GT are recognized immediately on a net basis based on our role in the transaction as an agent. Prior to December 2022, eTextbooks revenues were recognized ratably over the contractual period, generally a two- to five-month period. Revenues from print textbooks owned by a partner are recognized as a revenue share on the total transaction amount of a rental or sale transaction immediately when a print textbook ships to a student.

Cost of Revenues

Our cost of revenues consists primarily of expenses associated with the delivery and distribution of our products and services. Cost of revenues primarily consists of content amortization expense related to content that we develop, license from publishers, or acquire through acquisitions, web hosting fees, customer support fees, payment processing costs, amortization of acquired intangible assets, order fulfillment fees primarily related to outbound shipping and fulfillment as well as publisher content fees for eTextbooks, write-downs for print textbooks, the gain or loss on print textbooks liquidated, the net book value of print textbooks purchased by students at the end of the term or on a just-in-time basis, print textbook depreciation expense, personnel costs and other direct costs related to providing content or services. In addition, cost of revenues includes allocated information technology and facilities costs.

As a result of our partnership with GT, we no longer incur costs associated with order fulfillment fees related to outbound shipping and fulfillment, write-downs for print textbooks, the gain or loss on print textbooks liquidated, the net book value of print textbooks purchased by students at the end of the term or on a just-in-time basis, and print textbook depreciation expense,

Operating Expenses

We classify our operating expenses into three categories: research and development, sales and marketing, and general and administrative. One of the most significant components of our operating expenses is employee-related costs, which include salaries, benefits, and share-based compensation expenses. We expect to continue to hire new employees in order to support our current and anticipated growth. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenues. Our operating expenses also contain information technology expenses such as technology costs to support our research and development, sales and marketing expenses, depreciation expenses, amortization of acquired intangible assets, and outside services. We allocate certain costs to each expense category, primarily based on the headcount in each group at the end of a period. As our business grows, our operating expenses may increase over time to expand capacity and sustain our workforce.

Research and Development

Our research and development expenses consist of salaries, benefits, and share-based compensation expense for employees on our product, engineering, and technical teams who are responsible for maintaining our website, developing new products, and improving existing products. Research and development costs also include technology costs to support our research and development, and outside services. We expense substantially all of our research and development expenses as they are incurred. In the past three years, our research and development expenses have increased to support new products and services as well as to expand our infrastructure capabilities to support back-end processes associated with our revenue transactions and internal systems. We intend to continue making significant investments in developing new products and services and enhancing the functionality of existing products and services.

Sales and Marketing

Our sales and marketing expenses consist of user and advertiser-facing marketing and promotional expenditures through a number of targeted online marketing channels, sponsored search, display advertising, email marketing campaigns, and other initiatives. We incur salaries, benefits and share-based compensation expenses for our employees engaged in marketing, business development and sales and sales support functions, and amortization of acquired intangible assets. Our marketing expenses are largely variable and to the extent there is increased or decreased competition for these traffic sources, or to the extent our mix of these channels shifts, we could see a corresponding change in our sales and marketing expenses.

General and Administrative

Our general and administrative expenses consist of salaries, benefits and share-based compensation expense for certain executives as well as our finance, legal, human resources and other administrative employees. In addition, general and administrative expenses include outside services, legal and accounting services, and depreciation expense.

Interest Expense, Net and Other Income (Expense), Net

Interest expense, net consists primarily of interest expense on the amortization of debt issuance costs related to the convertible senior notes. Other income (expense), net consists primarily of interest income, gains/losses on early extinguishment of the convertible senior notes, foreign currency gain on purchase consideration, realized gains/losses on the sale of our investments, loss on the change in fair value of derivative instruments and gains on the sale of our strategic equity investments.

Benefit From (Provision For) Income Taxes

Benefit from (provision for) income taxes consists primarily of the United States valuation allowance release, partially offset by income taxes in foreign jurisdictions in which we conduct business.

Results of Operations

The following table summarizes our historical consolidated statements of operations (in thousands, except percentage of total net revenues):

| | Years Ended December 31, | | | |
	2022		2021	
Net revenues	$ 766,897	100 %	$ 776,265	100 %
Cost of revenues[1]	197,396	26	254,904	33
Gross profit	569,501	74	521,361	67
Operating expenses:				
Research and development[1]	196,637	26	178,821	23
Sales and marketing[1]	147,660	19	105,414	14
General and administrative[1]	216,247	28	159,019	20
Total operating expenses	560,544	73	443,254	57
Income from operations	8,957	1	78,107	10
Total interest expense, net and other income (expense), net	94,989	13	(72,368)	(9)
Income before benefit from (provision for) income taxes	103,946	14	5,739	1
Benefit from (provision for) income taxes	162,692	21	(7,197)	(1)
Net income (loss)	$ 266,638	35 %	$ (1,458)	0 %

[1] Includes share-based compensation expense as follows:

Cost of revenues	$ 2,484	$ 1,621
Research and development	41,335	37,131
Sales and marketing	13,857	13,887
General and administrative	75,780	56,207
Total share-based compensation expense	$ 133,456	$ 108,846

Years Ended December 31, 2022, 2021 and 2020

Net Revenues

The following table sets forth our total net revenues for the periods shown for our Subscription Services and Skills and Other product lines (in thousands, except percentages):

	Years Ended December 31,			Change in 2022		Change in 2021	
	2022	**2021**	**2020**	**$**	**%**	**$**	**%**
Subscription Services	$ 671,968	$ 616,817	$ 460,612	$ 55,151	9 %	$ 156,205	34 %
Skills and Other	94,929	159,448	183,726	(64,519)	(40)	(24,278)	(13)
Total net revenues	$ 766,897	$ 776,265	$ 644,338	$ (9,368)	(1)	$ 131,927	20

Subscription Services revenues increased by $55.2 million, or 9%, during the year ended December 31, 2022, compared to the same period in 2021. The increase was primarily due to an increased global brand awareness and penetration, including our acquisition of Busuu, which closed in January 2022, and increased students subscribing to the Chegg Study Pack. Subscription Services revenues represented 88% and 79% of net revenues during the years ended December 31, 2022 and 2021, respectively. Skills and Other revenues decreased by $64.5 million, or 40%, during the year ended December 31, 2022 compared to the same period in 2021. The decrease was primarily due to lower revenues from print textbooks as a result of our partnership with GT beginning in April 2022 and lower unit volumes driven by decreased college enrollments, partially offset by an increase in revenues related to our Skills offerings. Skills and Other revenues represented 12% and 21% of net revenues during the years ended December 31, 2022 and 2021, respectively.

Subscription Services revenues increased by $156.2 million, or 34%, during the year ended December 31, 2021, compared to the same period in 2020. The increase was primarily due to our efforts to reduce account sharing, increased global brand awareness and penetration, including our acquisition of Mathway, which closed in June 2020. Subscription Services revenues represented 79% and 71% of net revenues during the years ended December 31, 2021 and 2020, respectively. Skills and Other revenues decreased by $24.3 million, or 13%, during the year ended December 31, 2021 compared to the same period in 2020. The decrease was primarily due to lower unit volumes driven by decreased college enrollments and various print textbook logistics challenges. Skills and Other revenues represented 21% and 29% of net revenues during the years ended December 31, 2021 and 2020, respectively.

Years Ended December 31, 2022 and 2021

Cost of Revenues

The following table sets forth our cost of revenues for the periods shown (in thousands, except percentages):

	Years Ended December 31,		Change in 2022	
	2022	**2021**	**$**	**%**
Cost of revenues[1]	$ 197,396	$ 254,904	$ (57,508)	(23)%
[1] Includes share-based compensation expense of:	$ 2,484	$ 1,621	$ 863	53 %

As a result of our partnership with GT, cost of revenues decreased due to lower order fulfillment fees, net change in the gain on textbook library, lower print textbook depreciation expense, and lower cost of textbooks purchased by students.

Cost of revenues decreased $57.5 million, or 23%, during the year ended December 31, 2022, compared to the same period in 2021. The decrease was primarily attributable to lower order fulfillment fees of $41.4 million driven by lower unit volumes, net change in the gain on textbook library of $15.9 million, driven by the sale of print textbooks to GT in April 2022 and lower write-downs, lower cost of textbooks purchased by students of $11.2 million, lower print textbook depreciation expense of $9.2 million, lower transitional logistic charges of $5.9 million, lower customer support fees of $1.5 million, partially offset by higher other depreciation and amortization expense of $18.4 million, incremental cost of tutors, as a result of our acquisition of Busuu, of $8.8 million and higher web hosting fees of $1.1 million. Gross margins increased to 74% during the year ended December 31, 2022, from 67% during the same period in 2021.

Operating Expenses

The following table sets forth our total operating expenses for the periods shown (in thousands, except percentages):

	Years Ended December 31,		Change in 2022	
	2022	2021	$	%
Research and development[(1)]	$ 196,637	$ 178,821	$ 17,816	10 %
Sales and marketing[(1)]	147,660	105,414	42,246	40
General and administrative[(1)]	216,247	159,019	57,228	36
Total operating expenses	$ 560,544	$ 443,254	$ 117,290	26

[(1)] Includes share-based compensation expense of:

Research and development	$ 41,335	$ 37,131	$ 4,204	11 %
Sales and marketing	13,857	13,887	(30)	0
General and administrative	75,780	56,207	19,573	35
Share-based compensation expense	$ 130,972	$ 107,225	$ 23,747	22

The increases in employee-related operating expenses noted below during the year ended December 31, 2022, compared to the same period in 2021, are largely driven by incremental employees from our acquisition of Busuu.

Research and Development

Research and development expenses during the year ended December 31, 2022 increased by $17.8 million, or 10%, compared to the same period in 2021. The increase was primarily attributable to higher employee-related expenses, including share-based compensation expense, of $13.0 million and higher technology expenses to support our research and development of $4.7 million. Research and development expenses as a percentage of net revenues were 26% during the year ended December 31, 2022 compared to 23% of net revenues during the same period in 2021.

Sales and Marketing

Sales and marketing expenses during the year ended December 31, 2022 increased by $42.2 million, or 40%, compared to the same period in 2021. The increase was primarily attributable to increased international marketing spend, including incremental marketing spend from Busuu, of $17.9 million, higher other depreciation and amortization expense of $9.5 million, and higher employee-related expenses, including share-based compensation expense, of $8.8 million. Sales and marketing expenses as a percentage of net revenues were 19% during the year ended December 31, 2022 compared to 14% of net revenues during the same period in 2021.

General and Administrative

General and administrative expenses in the year ended December 31, 2022 increased by $57.2 million, or 36%, compared to the same period in 2021. The increase was primarily due to higher employee-related expenses, including share-based compensation expense, of $44.5 million and impairment of lease related assets of $5.2 million. General and administrative expenses as a percentage of net revenues were 28% during the year ended December 31, 2022 compared to 20% during the same period in 2021.

Interest Expense, Net and Other Income (Expense), Net

The following table sets forth our interest expense, net, and other income (expense), net, for the periods shown (in thousands, except percentages):

	Years Ended December 31,		Change in 2022	
	2022	**2021**	**$**	**%**
Interest expense, net	$ (6,040)	$ (6,896)	$ 856	(12)%
Other income (expense), net	101,029	(65,472)	166,501	n/m
Total interest expense, net and other income (expense), net	$ 94,989	$ (72,368)	$ 167,357	n/m

*n/m - not meaningful

Interest expense, net decreased by $0.9 million, or 12%, during the year ended December 31, 2022, compared to the same period in 2021. The decrease was primarily due to the partial extinguishment of the 2026 notes in 2022 as well as the full redemption of the 2023 notes in 2021.

Other income (expense), net increased by $166.5 million during the year ended December 31, 2022, compared to the same period in 2021. The increase was primarily due to the $93.5 million gain on early extinguishment of a portion of the 2026 notes, $5.7 million increase in interest income, the $4.6 million gain on foreign currency remeasurement of purchase consideration related to our acquisition of Busuu, and the absence of certain items in 2021 including the $78.2 million loss on early extinguishment of debt of a portion of the 2025 notes and the $7.1 million net loss on the change in fair value of derivative instruments, partially offset by a $9.5 million increase in realized losses on the sale of certain investments primarily to align with our updated investment policy, and the absence of the $12.5 million gain on the sale of the strategic equity investments in 2021.

See Note 11, "Convertible Senior Notes," of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional information on the gain on early extinguishment of a portion of the 2026 notes and 2025 notes.

Benefit from (provision for) income taxes

The following table sets forth our benefit from (provision for) income taxes for the periods shown (in thousands, except percentages):

	Years Ended December 31,		Change in 2022	
	2022	**2021**	**$**	**%**
Benefit from (provision for) income taxes	$ 162,692	$ (7,197)	$ 169,889	n/m

*n/m - not meaningful

The change in benefit from (provision for) income taxes was primarily due to the release of the valuation allowance against a substantial amount of our U.S. and certain state jurisdictions deferred tax assets. See Note 17, "Income Taxes," of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional information.

Liquidity and Capital Resources

As of December 31, 2022, our principal sources of liquidity were cash, cash equivalents, and investments totaling $1.3 billion, which were held for working capital purposes. The substantial majority of our net revenues are from e-commerce transactions with students, which are settled immediately through payment processors, as opposed to our accounts payable, which are settled based on contractual payment terms with our suppliers.

In June 2022, our board of directors approved a $1.0 billion increase to our existing securities repurchase program authorizing the repurchase of up to $2.0 billion of our common stock and/or convertible notes, through open market purchases, block trades, and/or privately negotiated transactions or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements. The timing, volume, and nature of the repurchases will be determined by management based on the capital needs of the business, market conditions, applicable legal requirements, and other factors. In February 2022 and December 2021, we entered into accelerated share repurchase (ASR) agreements with financial institutions for $600 million.

During the year ended December 31, 2022, we also repurchased 1,146,803 shares of our common stock for $23.1 million through open market repurchases. Additionally, we've repurchased $500.0 million principal amount of the 2026 notes, $100.0 million principal amount of the 2025 notes and $57.4 million principal amount of the 2023 notes in privately-negotiated transactions for aggregate consideration of $734.4 million. As of December 31, 2022, $642.6 million remaining under the repurchase program, which has no expiration date and will continue until otherwise suspended, terminated or modified at any time for any reason by our board of directors.

In February 2021, we completed an equity offering in which we raised net proceeds of $1,091.5 million, after deducting underwriting discounts, commissions and offering expenses (2021 equity offering). In August 2020 and March/April 2019, we closed offerings of our 2026 notes and 2025 notes, generating net proceeds of approximately $984.1 million and $780.2 million, respectively, in each case after deducting the initial purchasers' discount and estimated offering expenses payable by us. The 2026 notes and 2025 notes mature on September 1, 2026 and March 15, 2025, respectively, unless converted, redeemed, or repurchased in accordance with their terms prior to such dates.

As of December 31, 2022, we have incurred cumulative losses of $70.6 million from our operations and we may incur additional losses in the future. Our operations have been financed primarily by our convertible senior notes offerings, our 2021 equity offering, and cash generated from operations.

The following table is a summary of our contractual obligations and other commitments as of December 31, 2022 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Convertible senior notes [1]	$ 1,202,166	$ 875	$ 1,312	$ 1,199,979	$ —
Purchase obligations [2]	54,632	42,048	12,454	130	—
Operating lease obligations [3]	22,542	7,733	8,262	6,122	425
Total contractual obligations	$ 1,279,340	$ 50,656	$ 22,028	$ 1,206,231	$ 425

(1) Includes semi-annual cash interest payments of $0.4 million. Our convertible senior notes are recorded on our consolidated balance sheets at the carrying amount of $1.2 billion as of December 31, 2022.
(2) Represents contractual obligations primarily related to information technology services.
(3) Our corporate offices are leased under operating leases, which expire at various dates through 2028.

In addition, our other long-term liabilities include $5.0 million related to uncertain tax positions as of December 31, 2022. The timing of the resolution of these positions is uncertain and we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond one year. As a result, this amount is not included in the above table.

We believe that our existing sources of liquidity will be sufficient to fund our operations and debt service obligations for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, our investments in research and development activities, our acquisition of new products and services and our sales and marketing activities. To the extent that existing cash and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all. If adequate funds are not available on acceptable terms, or at all, we may be unable to adequately fund our business plans and it could have a negative effect on our business, operating cash flows and financial condition.

Most of our cash, cash equivalents, and investments are held in the United States. As of December 31, 2022, our foreign subsidiaries held an insignificant amount of cash in foreign jurisdictions. We currently do not intend or foresee a need to repatriate some of these foreign funds; however, as a result of the Tax Cuts and Jobs Act, we anticipate the U.S. federal impact to be minimal if these foreign funds are repatriated. In addition, based on our current and future needs, we believe our current funding and capital resources for our international operations are adequate.

The following table sets forth our cash flows (in thousands):

| | Years Ended December 31, | |
	2022	2021
Consolidated Statements of Cash Flows Data:		
Net cash provided by operating activities	$ 255,736	$ 273,224
Net cash provided by (used in) investing activities	104,891	(365,768)
Net cash (used in) provided by financing activities	(744,803)	466,722

Cash Flows from Operating Activities

Net cash provided by operating activities during the year ended December 31, 2022 was $255.7 million. Our net income of $266.6 million was adjusted by significant non-cash operating expenses including share-based compensation expense of $133.5 million, other depreciation and amortization expense of $90.0 million, realized loss on the sale of investments of $9.7 million, partially offset by the gain on early extinguishment of debt of $93.5 million and the tax benefit related to release of valuation allowance of $174.6 million.

Net cash provided by operating activities during the year ended December 31, 2021 was $273.2 million. Our net loss of $1.5 million was adjusted by significant non-cash operating expenses including share-based compensation expense of $108.8 million, the loss on early extinguishment of debt of $78.2 million, other depreciation and amortization expense of $63.3 million, the net loss on textbook library of $11.0 million, which was primarily due to increased write-downs, print textbook depreciation expense of $10.9 million, the net loss on the change in fair value of derivative instruments of $7.1 million, operating lease expense, net of accretion, of $6.0 million, and amortization of debt issuance costs of $5.9 million, partially offset by the gain on sale of our strategic equity investments of $12.5 million.

Cash Flows from Investing Activities

Net cash provided by investing activities during the year ended December 31, 2022 was $104.9 million and was related to the maturity of investments of $884.9 million and proceeds from sale of investments of $458.5 million partially offset by the purchases of investments of $730.5 million, the acquisition of business of $401.1 million, and purchases of property and equipment of $103.1 million.

Net cash used in investing activities during the year ended December 31, 2021 was $365.8 million and was related to the purchases of investments of $1.7 billion, purchases of property and equipment of $94.2 million, purchases of textbooks of $10.9 million, and the acquisition of business of $7.9 million partially offset by the maturity of investments of $1.2 billion, proceeds from sale of investments of $206.0 million, proceeds from the sale of our equity investments of $16.1 million and proceeds from disposition of textbooks of $8.7 million.

Cash Flows from Financing Activities

Net cash used in financing activities during the year ended December 31, 2022 was $744.8 million and was related to the repayment of a portion of our convertible senior notes of $401.2 million, repurchase of common stock of $323.5 million, payment of $26.5 million in taxes related to the net share settlement of equity awards offset by the proceeds from the issuance of common stock under stock plans of $6.5 million.

Net cash provided by financing activities during the year ended December 31, 2021 was $466.7 million and was related to the net proceeds from our equity offering of $1,091.5 million, proceeds from 2023 notes and 2025 notes capped call instruments of $69.0 million, and the proceeds from the issuance of common stock under stock plans of $8.9 million, offset by the repayment of a portion of our convertible senior notes of $300.8 million, repurchase of common stock of $300.0 million, payment of $94.4 million in taxes related to the net share settlement of equity awards, and payment of escrow related to an acquisition of $7.5 million.

Critical Accounting Policies, Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. We believe that assumptions and estimates of the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. For further information on all of our significant accounting policies, see Note 2, "Significant Accounting Policies", of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Revenue Recognition and Deferred Revenue

For sales of third-party products, we evaluate whether we are acting as a principal or an agent. Where our role in a transaction is that of principal, revenues are recognized on a gross basis. This requires revenue to comprise the gross value of the transaction billed to the customer, after trade discounts, with any related expenditure charged as a cost of revenues. Where our role in a transaction is that of an agent, revenues are recognized on a net basis with revenues representing the margin earned. Our determination is based on our evaluation of whether we control the specified goods or services prior to transferring them to the customer. There are significant judgments involved in determining whether we control the specified goods or services prior to transferring them to the customer including whether we have the ability to direct the use of the good or service and obtain substantially all of the remaining benefits from the good or service. We have concluded that we control our Subscription Services, print textbooks that we own for rental or purchase until April 2022, and eTextbook service until December 2022 and therefore we recognize revenues and cost of revenues on a gross basis. Beginning in April 2022 for print textbooks and December 2022 for eTextbooks, we have concluded that GT controls the service and we recognize revenues on a net basis based on our role in the transaction as an agent. In relation to print textbooks owned by a partner, we recognize revenues on a net basis based on our role in the transaction as an agent as we have concluded that we do not control the use of the print textbooks, and therefore record only the net revenue share we earn.

Some of our customer arrangements include multiple performance obligations. We have determined these performance obligations qualify as distinct performance obligations, as the customer can benefit from the service on its own or together with other resources that are readily available to the customer, and our promise to transfer the service is separately identifiable from other promises in the contract. For these arrangements that contain multiple performance obligations, we allocate the transaction price based on the relative standalone selling price (SSP) method by comparing the SSP of each distinct performance obligation to the total value of the contract. We determine the SSP based on our historical pricing and discounting practices for the distinct performance obligation when sold separately. If the SSP is not directly observable, we estimate the SSP by considering information such as market conditions, and information about the customer.

Some of our customer arrangements may include an amount of variable consideration in addition to a fixed revenue share that we earn. This variable consideration can either increase or decrease the total transaction price depending on the nature of the variable consideration. We estimate the amount of variable consideration that we will earn at the inception of the contract, adjusted during each period, and include an estimated amount each period. In determining this estimate, we consider the single most likely amount in a range of possible amounts. This estimated amount of variable consideration requires management to make a judgment based on the forecasted amount of consideration that we expect we will earn as well as the time period in which we can reasonably rely on the accuracy of the forecast. Our estimate of variable consideration is constrained to only include the amount of variable consideration for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, as the amounts that we could potentially earn in outer years can change significantly based on factors that are out of our control. If our forecasts are inaccurate, the estimated amount of variable consideration could be inaccurate which could impact our revenue recognition in a given period.

Impairment of Acquired Intangible Assets and Other Long-Lived Assets

We assess the impairment of acquired intangible assets and other long-lived assets at least annually and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Factors that we consider in determining when to perform an impairment review include significant negative industry or economic trends or significant changes or planned changes in the use of the assets. When measuring the recoverability of these assets, we will make assumptions regarding our estimated future cash flows expected to be generated by the assets. If our estimates or related assumptions change in the future, we may be required to impair these assets. We did not record any impairment charges related to acquired intangible assets or other long-lived assets during the years ended December 31, 2022 and 2021.

Goodwill and Indefinite Lived Intangible Asset

Goodwill and our indefinite lived intangible asset are tested for impairment at least annually or whenever events or changes in circumstances indicate that their carrying values may not be recoverable. We first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. In our qualitative assessment, we consider factors including economic conditions, industry and market conditions and developments, overall financial performance and other relevant entity-specific events in determining whether it is more likely than not that the fair value of our reporting unit is less than the carrying amount. Our qualitative assessment requires management to make judgments based on the factors listed above in our determination of whether events or changes in circumstances indicate that the carrying values may not be recoverable. Should we conclude that it is more likely than not that our carrying values have been impaired, we would recognize an impairment charge for the amount by which the carrying amount of goodwill and our indefinite lived intangible asset exceed our fair value. We have not recognized any goodwill or our indefinite lived intangible asset impairment charges since our inception.

Share-based Compensation Expense

We measure and recognize share-based compensation expense for all awards made to employees, directors and consultants, including restricted stock units (RSUs), performance-based RSUs (PSUs) with either a market-based condition or financial and strategic performance target and our employee stock purchase plan (ESPP) based on estimated fair values.

We estimate a forfeiture rate to calculate the share-based compensation expense related to our awards. Estimated forfeitures are determined based on historical data and management's expectation of exercise behaviors. We continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the share-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based compensation expense recognized in the financial statements.

Share-based compensation expense for PSUs with a market-based condition is recognized regardless of whether the market condition is satisfied subject to continuing service over the requisite service period. Share-based compensation expense recognized related to PSUs with a financial and strategic performance target is subject to the achievement of performance objectives and requires significant judgment by management in determining the current level of attainment of such performance objectives. Management may consider factors such as the latest revenue forecasts and general business trends in the assessment of whether or not a PSU award will be obtained. Subsequent changes to these considerations may have a material impact on the amount of share-based compensation expense recognized in the period related to PSU awards, which may lead to volatility of share-based compensation expense period-to-period. If the performance objectives are not met or service is no longer provided, no share-based compensation expense will be recognized, and any previously recognized share-based compensation expense will be reversed.

We will continue to use judgment in evaluating the assumptions related to our share-based compensation expense on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates, which could materially impact our future share-based compensation expense.

Provision for Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than enactments or changes in the tax law or rates. In assessing the realization of deferred tax assets, we consider whether it is more likely than not that all or some portion of deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Valuation allowances are provided to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence including future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax-planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, we recognize the tax benefit as the largest amount that is cumulative more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The calculation of tax expense and liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. Significant judgment is required in determining our provision for income taxes and evaluating our uncertain tax positions. To the extent that the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. As a result, significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Recent Accounting Pronouncements

For relevant recent accounting pronouncements, see Note 2, "Significant Accounting Policies", of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Indian Rupee, Euro, and British Pound Sterling, and changes in the relative value of the U.S. dollar to these currencies may have an impact. We have experienced and will continue to experience fluctuations in net income (loss) as a result of transaction gains or losses related to remeasuring certain amounts that are denominated in foreign currencies.

We accept foreign currencies from our international customers and our international revenues have grown to 15% and 11% of total net revenues during the years ended December 31, 2022 and 2021, respectively. Additionally, a portion of our operating expenses are incurred outside of the United States and are denominated in foreign currencies. Unfavorable fluctuations in foreign currency exchange rates may have an adverse impact on our total net revenues or total operating expenses, however, we do not believe a hypothetical 10% strengthening or weakening of the U.S. dollar against foreign currencies would have a material impact on our results of operations. To date, we have not entered into derivatives or hedging strategies to mitigate risk related to changes in foreign currency exchange rates and continually monitor our foreign currency exchange exposure.

Interest Rate Sensitivity

We had cash and cash equivalents totaling $473.7 million and $854.1 million as of December 31, 2022 and 2021, respectively, and investments of $800.2 million and $1.4 billion as of December 31, 2022 and 2021, respectively. Our cash and cash equivalents consist of cash and money market funds and investments consist of commercial paper, corporate debt securities, U.S. treasury securities and agency bonds. Changes in U.S. interest rates, such as those that have occurred in 2022, affect the interest earned on our cash and cash equivalents and investments and the market value of those securities. A hypothetical 100 basis point increase or decrease in interest rates would result in a $6.0 million increase or decline in the fair value of our investments as of December 31, 2022. Any realized gains or losses resulting from interest rate changes would only occur if we sold the investments prior to maturity. We were not exposed to material risks due to changes in market interest rates given the liquidity of the cash, cash equivalents, and investments in which we invested our cash.

We carry our notes at face value less unamortized debt issuance costs on our consolidated balance sheets. Because the 2026 notes and 2025 notes have a fixed annual interest rate of 0.0% and 0.125%, respectively, we do not have any economic interest rate exposure or financial statement risk associated with changes in interest rates. The fair value of the notes, however, may fluctuate when interest rates and the market price of our stock changes. See Note 11, "Convertible Senior Notes," of the Notes to Consolidated Financial Statements of Part II, Item 8 of this Annual Report on Form 10-K for additional information.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chegg, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chegg, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 15.2 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for income taxes - Deferred Tax Assets — *Refer to Notes 2 and 17 to the financial statements*

Critical Audit Matter Description

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. The realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. During the year ended December 31, 2022, the Company recorded a benefit from income taxes primarily due to partial release of the valuation allowance resulting in a net deferred tax asset of $165.7 million as of December 31, 2022. The valuation allowance decreased by $202.2 million in the year end December 31, 2022. The release of the valuation allowance is the result of the Company's expectation that their domestic operations will continue to be profitable and is based on a detailed evaluation of all available evidence.

We identified management's determination that it is more likely than not that sufficient taxable income will be generated in the future to realize deferred tax assets as a critical audit matter because of the judgments and estimates management makes related to taxable income. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the reasonableness of management's estimates of taxable income and assumptions related to the partial release of the valuation allowance.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to deferred tax assets included the following, among others:

- We tested the effectiveness of controls over deferred tax assets, including management's controls over the estimates of taxable income and the determination of whether it is more likely than not that the deferred tax assets will be realized.
- We utilized income tax specialists to assist in:
  - Evaluating the reasonableness of the methods, assumptions, and judgments used by management to determine the deferred tax assets and valuation allowance was necessary.
  - Testing the projected future reversal of temporary differences by jurisdiction, including underlying management assumptions.
  - Evaluating the timing of the valuation release and whether the taxable income in prior carryback years was of the appropriate character and available under the tax law.
- We evaluated whether the estimates of future taxable income were consistent with evidence obtained in other areas of the audit and evaluated the reasonableness of management's ability to accurately estimate future taxable income by comparing to historical results, internal budgets, and other publicly available information.

Convertible Senior Notes - *Refer to Notes 2 and 11 to the financial statements*

Critical Audit Matter Description

During the year ended December 31, 2022, the Company extinguished $500 million principal amount of the convertible senior notes due in 2026 ("2026 Notes") which had a carrying value of $494.7 million for total consideration of $401.2 million (including $1.3 million in fees). The Company elected to reacquire and not cancel the extinguished 2026 notes and left the associated capped call transactions outstanding. This resulted in a gain on extinguishment of $93.5 million.

Auditing the following elements involved a higher degree of auditor judgment and an increased extent of effort due to the nature and extent of specialized skill and knowledge required of the Company's accounting assessment of the settlement including the conclusion that the settlement should be accounted for as an extinguishment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the extinguishment of the 2026 Notes included the following, among others:

- We tested the operating effectiveness of the controls over the Company's accounting for the extinguishment of the 2026 Notes.
- Our testing included reading the underlying agreements and evaluating the Company's accounting analysis underlying the accounting of the 2026 Notes, including the determination of the balance sheet classification of each transaction, identification of any derivatives included in the arrangements, and determination that the 2026 Notes was a debt extinguishment.
- We utilized the assistance of professionals within our firm having experience in accounting for convertible debt instruments, and we evaluated management's assessment of the accounting for the extinguishment.

/S/ DELOITTE & TOUCHE LLP

San Jose, California
February 21, 2023

We have served as the Company's auditor since 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Chegg, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Chegg, Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013) issued by COSO*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 21, 2023, expressed an unqualified opinion on those financial statements.

As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Busuu Online S.L., which was acquired on January 13, 2022, and whose financial statements constitute less than 1% of total assets and 5% of total net revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at Busuu Online S.L.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ DELOITTE & TOUCHE LLP

San Jose, California
February 21, 2023

CHEGG, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except for number of shares and par value)

	December 31,	
	2022	2021
Assets		
Current assets		
Cash and cash equivalents	$ 473,677	$ 854,078
Short-term investments	583,973	691,781
Accounts receivable, net of allowance of $394 and $153 at December 31, 2022 and December 31, 2021, respectively	23,515	17,850
Prepaid expenses	28,481	35,093
Other current assets	34,754	23,846
Total current assets	1,144,400	1,622,648
Long-term investments	216,233	745,993
Textbook library, net	—	11,241
Property and equipment, net	204,383	169,938
Goodwill	615,093	289,763
Intangible assets, net	78,333	40,566
Right of use assets	18,838	18,062
Deferred tax assets	167,524	1,365
Other assets	20,612	19,670
Total assets	$ 2,465,416	$ 2,919,246
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 12,367	$ 11,992
Deferred revenue	56,273	35,143
Accrued liabilities	70,234	67,209
Total current liabilities	138,874	114,344
Long-term liabilities		
Convertible senior notes, net	1,188,593	1,678,155
Long-term operating lease liabilities	13,375	12,447
Other long-term liabilities	7,985	7,383
Total long-term liabilities	1,209,953	1,697,985
Total liabilities	1,348,827	1,812,329
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value – 10,000,000 shares authorized, no shares issued and outstanding at December 31, 2022 and December 31, 2021	—	—
Common stock, $0.001 par value – 400,000,000 shares authorized; 126,473,827 and 136,951,956 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	126	137
Additional paid-in capital	1,244,504	1,449,305
Accumulated other comprehensive loss	(57,488)	(5,334)
Accumulated deficit	(70,553)	(337,191)
Total stockholders' equity	1,116,589	1,106,917
Total liabilities and stockholders' equity	$ 2,465,416	$ 2,919,246

See Notes to Consolidated Financial Statements.

CHEGG, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended December 31,		
	2022	2021	2020
Net revenues	$ 766,897	$ 776,265	$ 644,338
Cost of revenues	197,396	254,904	205,417
Gross profit	569,501	521,361	438,921
Operating expenses:			
Research and development	196,637	178,821	170,905
Sales and marketing	147,660	105,414	81,914
General and administrative	216,247	159,019	129,349
Total operating expenses	560,544	443,254	382,168
Income from operations	8,957	78,107	56,753
Interest expense, net and other income, net:			
Interest expense, net	(6,040)	(6,896)	(66,297)
Other income (expense), net	101,029	(65,472)	8,683
Total interest expense, net and other income (expense), net	94,989	(72,368)	(57,614)
Income (loss) before benefit from (provision for) income taxes	103,946	5,739	(861)
Benefit from (provision for) income taxes	162,692	(7,197)	(5,360)
Net income (loss)	$ 266,638	$ (1,458)	$ (6,221)
Net income (loss) per share			
Basic	$ 2.09	$ (0.01)	$ (0.05)
Diluted	$ 1.34	$ (0.01)	$ (0.05)
Weighted average shares used to compute net income (loss) per share			
Basic	127,557	141,262	125,367
Diluted	149,859	141,262	125,367

See Notes to Consolidated Financial Statements.

CHEGG, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Years Ended December 31,		
	2022	2021	2020
Net income (loss)	$ 266,638	$ (1,458)	$ (6,221)
Other comprehensive (loss) income			
Change in net unrealized (loss) gain on investments, net of tax	(1,348)	(5,729)	1,037
Change in foreign currency translation adjustments, net of tax	(50,806)	(1,135)	1,589
Other comprehensive (loss) income	(52,154)	(6,864)	2,626
Total comprehensive income (loss)	$ 214,484	$ (8,322)	$ (3,595)

See Notes to Consolidated Financial Statements.

CHEGG, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Par Value				
Balances at December 31, 2019	121,584	$ 122	$ 916,095	$ (1,096)	$ (416,292)	$ 498,829
Cumulative-effect adjustment to accumulated deficit related to adoption of ASU 2016-13	—	—	—	—	(88)	(88)
Equity component of 2026 convertible senior notes, net of issuance costs	—	—	237,462	—	—	237,462
Purchase of 2026 convertible senior notes capped call	—	—	(103,400)	—	—	(103,400)
Equity component related to conversions of 2023 convertible senior notes	—	—	(442,667)	—	—	(442,667)
Issuance of common stock upon conversion of 2023 convertible senior notes	4,182	4	327,137	—	—	327,141
Proceeds from capped call related to conversions of 2023 convertible senior notes	—	—	77,095	—	—	77,095
Issuance of common stock upon exercise of stock options and ESPP	1,154	1	15,480	—	—	15,481
Net share settlement of equity awards	2,424	2	(80,680)	—	—	(80,678)
Share-based compensation expense	—	—	84,055	—	—	84,055
Other comprehensive income	—	—	—	2,626	—	2,626
Net loss	—	—	—	—	(6,221)	(6,221)
Balances at December 31, 2020	129,344	129	1,030,577	1,530	(422,601)	609,635
Cumulative-effect adjustment related to adoption of ASU 2020-06	—	—	(465,006)	—	86,868	(378,138)
Issuance of common stock in connection with equity offering, net of offering costs	10,975	11	1,091,455	—	—	1,091,466
Equity component on conversions of 2023 notes and 2025 notes	—	—	(236,921)	—	—	(236,921)
Issuance of common stock upon conversion of 2023 notes	2,983	3	235,518	—	—	235,521
Net proceeds from capped call related to conversions and extinguishments of 2023 notes and 2025 notes	—	—	67,770	—	—	67,770
Issuance of common stock upon exercise of stock options and ESPP	413	—	8,885	—	—	8,885
Net share settlement of equity awards	1,640	2	(94,423)	—	—	(94,421)
Repurchase of common stock	(8,403)	(8)	(299,992)	—	—	(300,000)
Share-based compensation expense	—	—	111,442	—	—	111,442
Other comprehensive loss	—	—	—	(6,864)	—	(6,864)
Net loss	—	—	—	—	(1,458)	(1,458)
Balances at December 31, 2021	136,952	137	1,449,305	(5,334)	(337,191)	1,106,917
Repurchases of common stock	(12,709)	(13)	(323,515)	—	—	(323,528)
Issuance of common stock upon exercise of stock options and ESPP	437	—	6,475	—	—	6,475
Net share settlement of equity awards	1,794	2	(26,549)	—	—	(26,547)
Share-based compensation expense	—	—	138,788	—	—	138,788
Other comprehensive loss	—	—	—	(52,154)	—	(52,154)
Net income	—	—	—	—	266,638	266,638
Balances at December 31, 2022	126,474	$ 126	$ 1,244,504	$ (57,488)	$ (70,553)	$ 1,116,589

See Notes to Consolidated Financial Statements.

CHEGG, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities			
Net income (loss)	$ 266,638	$ (1,458)	$ (6,221)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Print textbook depreciation expense	1,610	10,859	15,397
Other depreciation and amortization expense	89,997	63,274	47,018
Share-based compensation expense	133,456	108,846	84,055
Amortization of debt discount and issuance costs	5,166	5,922	64,573
(Gain)/loss on early extinguishments of debt	(93,519)	78,152	4,286
Loss on change in fair value of derivative instruments, net	—	7,148	—
Repayment of convertible senior notes attributable to debt discount	—	—	(20,433)
Gain on foreign currency remeasurement of purchase consideration	(4,628)	—	—
Deferred tax assets	(168,679)	(1,104)	(109)
Loss from write-offs of property and equipment	3,549	2,115	1,211
(Gain)/loss on textbook library, net	(4,976)	10,956	(1,453)
Operating lease expense, net of accretion	6,327	5,994	4,901
Realized loss/(gain) on sale of investments	9,675	178	(308)
Impairment on lease related assets	5,225	—	—
Gain on sale of strategic equity investments	—	(12,496)	—
Loss from impairment of strategic equity investment	—	—	10,000
Other non-cash items	378	(47)	190
Change in assets and liabilities, net of effect of acquisition of businesses:			
Accounts receivable	(3,752)	(5,004)	(400)
Prepaid expenses and other current assets	17,191	(21,854)	5,419
Other assets	14,563	16,387	(4,214)
Accounts payable	(4,144)	3,241	1,119
Deferred revenue	7,538	2,523	12,918
Accrued liabilities	(20,111)	5,199	22,444
Other liabilities	(5,768)	(5,607)	(3,951)
Net cash provided by operating activities	255,736	273,224	236,442
Cash flows from investing activities			
Purchases of property and equipment	(103,092)	(94,180)	(81,317)
Purchases of textbooks	(3,815)	(10,931)	(58,567)
Proceeds from disposition of textbooks	6,003	8,714	7,569
Purchases of investments	(730,509)	(1,688,384)	(1,045,564)
Proceeds from sale of investments	458,489	206,041	—
Maturities of investments	884,940	1,204,787	539,889
Proceeds from sale of strategic equity investments	—	16,076	—
Acquisition of businesses, net of cash acquired	(401,125)	(7,891)	(92,796)
Purchase of strategic equity investment	(6,000)	—	(2,000)
Net cash provided by (used in) investing activities	104,891	(365,768)	(732,786)
Cash flows from financing activities			
Proceeds from common stock issued under stock plans, net	6,477	8,887	15,483
Payment of taxes related to the net share settlement of equity awards	(26,549)	(94,423)	(80,680)
Proceeds from equity offering, net of offering costs	—	1,091,466	—
Repayment of convertible senior notes	(401,203)	(300,762)	(303,967)
Proceeds from exercise of convertible senior notes capped call	—	69,005	77,095
Payment of escrow related to acquisition	—	(7,451)	—
Repurchase of common stock	(323,528)	(300,000)	—
Proceeds from issuance of convertible senior notes, net of issuance costs	—	—	984,096
Purchase of convertible senior notes capped call	—	—	(103,400)
Net cash (used in) provided by financing activities	(744,803)	466,722	588,627
Effect of exchange rate changes	4,137	—	—
Net (decrease) increase in cash, cash equivalents and restricted cash	(380,039)	374,178	92,283
Cash, cash equivalents and restricted cash, beginning of period	855,893	481,715	389,432
Cash, cash equivalents and restricted cash, end of period	$ 475,854	$ 855,893	$ 481,715

See Notes to Consolidated Financial Statements.

	Years Ended December 31,		
	2022	2021	2020
Supplemental cash flow data:			
Cash paid during the period for:			
Interest	$ 875	$ 1,053	$ 1,766
Income taxes, net of refunds	$ 6,841	$ 7,388	$ 3,436
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 8,863	$ 7,772	$ 6,790
Right of use assets obtained in exchange for lease obligations:			
Operating leases	$ 10,232	$ —	$ 13,688
Non-cash investing and financing activities:			
Accrued purchases of long-lived assets	$ 4,927	$ 2,982	$ 1,588
Accrued escrow related to acquisition	$ —	$ —	$ 7,451
Issuance of common stock related to repayment of convertible senior notes	$ —	$ 235,521	$ 327,141

	December 31,		
	2022	2021	2020
Reconciliation of cash, cash equivalents and restricted cash:			
Cash and cash equivalents	$ 473,677	$ 854,078	$ 479,853
Restricted cash included in other current assets	63	—	122
Restricted cash included in other assets	2,114	1,815	1,740
Total cash, cash equivalents and restricted cash	$ 475,854	$ 855,893	$ 481,715

See Notes to Consolidated Financial Statements.

CHEGG, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Background and Basis of Presentation

Company and Background

Chegg, Inc. (“we,” “us,” “our,” “Company” or “Chegg”), headquartered in Santa Clara, California, was incorporated as a Delaware corporation in July 2005. Millions of people all around the world Learn with Chegg. Our mission is to improve learning and learning outcomes by putting students first. We support life-long learners all over the world, starting with their academic journey and extending through their careers. The Chegg platform provides products and services to support learners with their academic course materials, as well as their career and personal skills developments.

Basis of Presentation

Our fiscal year ends on December 31 and in this report we refer to the year ended December 31, 2022, December 31, 2021, and December 31, 2020 as 2022, 2021, and 2020, respectively.

Reclassification of Prior Period Presentation

In order to conform with current period presentation, $1.4 million of deferred tax assets have been reclassified from other assets on our consolidated balance sheet as of December 31, 2021. Additionally $1.1 million and $0.1 million of deferred tax assets during the years ended December 31, 2021 and 2020, respectively, and $0.2 million and $0.3 million realized loss/(gain) on sale of investments during the years ended December 31, 2021 and 2020, respectively, have been reclassified from other non-cash items on our consolidated statements of cash flows. These changes in presentation do not affect previously reported results.

Note 2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting periods. Significant estimates, assumptions, and judgments are used for, but not limited to: revenue recognition, share-based compensation expense including grant-date fair value of PSUs with a market-based condition and estimated forfeitures, accounting for income taxes, useful lives assigned to long-lived assets for depreciation and amortization, impairment of goodwill and long-lived assets, the valuation of acquired intangible assets, and internal-use software and website development costs. We base our estimates on historical experience, knowledge of current business conditions, and various other factors we believe to be reasonable under the circumstances. These estimates are based on management’s knowledge about current events and expectations about actions we may undertake in the future. Actual results could differ from these estimates, and such differences could be material to our financial position and results of operations.

Principles of Consolidation

The consolidated financial statements include the accounts of Chegg and our wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with U.S. GAAP.

Cash and Cash Equivalents and Restricted Cash

We consider all highly liquid investments with an original maturity date of three months or less from the date of purchase to be cash equivalents. Our cash and cash equivalents consist of cash and money market funds at financial institutions, and are stated at cost, which approximates fair value. We classify certain restricted cash balances within other current assets and other assets on the accompanying consolidated balance sheets based upon the term of the remaining restrictions.

Fair Value Measurements

We account for certain assets and liabilities at fair value. We have established a fair value hierarchy used to determine the fair value of our financial instruments as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

Level 3—Inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value; the inputs require significant management judgment or estimation.

A financial instrument's classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments

We hold investments in commercial paper, corporate debt securities, U.S. treasury securities and agency bonds. We classify our investments as available-for-sale that are either short or long-term based on the remaining contractual maturity of the investment. Our investments are carried at estimated fair value with any unrealized gains and losses, unrelated to credit loss factors, net of taxes, included in other comprehensive (loss) income on our consolidated statements of stockholders' equity. Unrealized losses related to credit loss factors are recorded through an allowance for credit losses in other income (expense), net on our consolidated statements of operations, rather than as a reduction to other comprehensive (loss) income, when a decline in fair value has resulted from a credit loss. When evaluating whether an investment's unrealized losses are related to credit factors, we review factors such as the extent to which fair value is below its cost basis, any changes to the credit rating of the security, adverse conditions specifically related to the security, changes in market interest rates and our intent to sell, or whether it is more likely than not we will be required to sell, before recovery of cost basis. We invest in highly rated securities with a weighted average maturity of eighteen months or less. In addition, our investment policy limits the amount of our credit exposure to any one issuer or industry sector and requires investments to be investment grade, with the primary objective of preserving capital and maintaining liquidity. Fair values were determined for each individual security in the investment portfolio. We determine realized gains or losses on the sale of investments on a specific identification method, and record such gains or losses as other income (expense), net.

The estimated fair value of our investments are based on quoted prices in active markets for identical assets (Level 1 inputs) or inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs) in determining fair value. Other than our money market funds and U.S. treasury securities, we classify our fixed income available-for-sale investments as having Level 2 inputs. The valuation techniques used to measure the fair value of our investments having Level 2 inputs were derived from non-binding market consensus prices that are corroborated by observable market data or quoted market prices for similar instruments. We do not hold any investments valued with a Level 3 input.

Accounts Receivable, Net of Allowance

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. We generally grant uncollateralized credit terms to our customers, which include partners and advertising customers.

We maintain an allowance to account for potentially uncollectible receivables. We assess the creditworthiness of our customers based on multiple sources of information, and analyze such factors as our historical bad debt experience, industry and geographic concentrations of credit risk, economic trends, and customer payment history. This assessment requires significant judgment. Because of this assessment, we maintain an allowance for estimated losses resulting from the inability of certain customers to make all of their required payments. In making this estimate, we analyze historical payment performance and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Accounts receivable are written off as a decrease to the allowance when all collection efforts have been exhausted and an account is deemed uncollectible.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, and investments in highly liquid instruments in accordance with our investment policy. We place the majority of our cash and cash equivalents and restricted cash with financial institutions in the United States that we believe to be of high credit quality, and accordingly minimal credit risk exists with respect to these instruments. Certain of our cash balances held with a financial institution are in excess of Federal Deposit Insurance Corporation limits. Our investment portfolio consists of investments diversified among security types, industries and issuers. Our investments were held and managed by recognized financial institutions that followed our investment policy with the main objective of preserving capital, generating a competitive return, and maintaining liquidity.

Concentrations of credit risk with respect to accounts receivables exist to the full extent of amounts presented in the financial statements. We had one customer that represented over 10% of our net accounts receivable balance as of December 31, 2022 and no customers that represented over 10% of our net accounts receivable balance as of December 31, 2021. No customers represented over 10% of net revenues during the years ended December 31, 2022, 2021 or 2020.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and content amortization. Depreciation and content amortization are computed using the straight-line method over the following estimated useful lives of the assets:

Classification	Useful Life
Content - Textbook Solutions and Questions and Answers	Shorter of the licensed content term or 5 years
Content - Other	Shorter of the licensed content term or 2.5 years
Leasehold improvements	Shorter of the remaining lease term or 5 years
Internal-use software and website development	3 years
Furniture and fixtures	5 years
Computers and equipment	3 years

Depreciation and content amortization expense are generally classified within the corresponding cost of revenues and operating expenses categories on our consolidated statements of operations. The cost of maintenance and repairs is expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in income from operations.

Internal-Use Software and Website Development Costs

We capitalize certain costs associated with software developed or obtained for internal use and website and application development. We capitalize costs when preliminary development efforts are successfully completed, management has authorized and committed project funding and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over a three year estimated useful life of the related asset. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired through a business combination based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets acquired and liabilities assumed is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill and Indefinite-Lived Intangible Asset

Goodwill represents the excess of the fair value of purchase consideration paid over the estimated fair value of assets acquired and liabilities assumed in a business combination. Our indefinite-lived intangible asset represents the internships.com trade name. Goodwill and our indefinite-lived intangible asset are not amortized but rather tested for impairment at least annually, or more frequently if certain events or indicators of impairment occur between annual impairment tests. We first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. In our qualitative assessment, we consider factors including economic conditions, industry and market conditions and developments, overall financial performance and other relevant entity-specific events in determining whether it is more likely than not that the fair value of our reporting unit is less than the carrying amount. We completed our annual impairment test in 2022 and 2021, each of which did not result in any impairment as our qualitative assessment did not indicate that it is more likely than not that the fair value of our reporting unit is less than the carrying amount.

Acquired Intangible Assets and Other Long-Lived Assets

Acquired intangible assets with finite useful lives, which include developed technology, content library, customer lists, trade names, domain names, and non-compete agreements, are amortized over their estimated useful lives. We assess the impairment of acquired intangible assets and other long-lived assets when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right of use (ROU) assets and operating lease liabilities within current liabilities and long-term liabilities on our consolidated balance sheets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. Our leases do not provide an implicit rate and therefore we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future minimum lease payments. Our incremental borrowing rate is estimated based on the estimated rate incurred to borrow, on a collateralized basis over a similar term as our leases, an amount equal to the lease payments in a similar economic environment. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. We do not record leases on our consolidated balance sheet with a term of one year or less. We do not separate lease and non-lease components but rather account for each separate component as a single lease component for all underlying classes of assets. Some of our leases include payments that are dependent on an index, such as the Consumer Price Index (CPI), and our minimum lease payments include payments based on the index at inception with any future changes in such indices recognized as an expense in the period of change. Where leases contain escalation clauses, rent abatement, or concessions, such as rent holidays and landlord or tenant incentives or allowances, we apply them in the determination of straight-line operating lease cost over the lease term. ROU assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Strategic Investments

We have entered into strategic investments that do not have readily determinable fair values and have elected to account for these investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, if any. Strategic investments are included in other assets on our consolidated balance sheets. We assess our strategic investments for impairment whenever events or changes in circumstances indicate that they may be impaired. The factors we consider in our evaluation include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee or factors that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operations or working capital deficiencies.

Convertible Senior Notes, net

In August 2020, we issued $1.0 billion in aggregate principal amount of 0% convertible senior notes due in 2026 (2026 notes). In March 2019, we issued $700 million in aggregate principal amount of 0.125% convertible senior notes due in 2025 (2025 notes, together with the 2026 notes, the notes) and in April 2019, the initial purchasers fully exercised their option to purchase $100 million of additional 2025 notes for aggregate total gross proceeds of $800 million. The notes, including the embedded conversion features, are accounted for under the traditional convertible debt accounting model entirely as a liability net of unamortized issuance costs. The carrying amount of the liability is classified as a current liability if we have committed to settle with current assets; otherwise, we classify it as a long-term liability as we retain the election to settle conversion requests in shares of our common stock. The embedded conversion features are not remeasured as long as they do not meet the separation requirement of a derivative; otherwise, they are classified as derivative instruments and recorded at fair value with changes in fair value recorded in other income (expense), net on our consolidated statements of operations. The fair value of any derivative instruments related to the notes are determined utilizing Level 2 inputs. Issuance costs are amortized on a straight-line basis, which approximates the effective interest rate method, to interest expense over the term of the notes. In accounting for conversions of the notes, the carrying amount of the converted notes is reduced by the total consideration paid or issued for the respective converted notes and the difference is recorded to additional paid-in capital on our consolidated balance sheets. In accounting for extinguishments of the notes, the reacquisition price of the extinguished notes is compared to the carrying amount of the respective extinguished notes and a gain or loss is recorded in other income (expense), net on our consolidated statements of operations.

Revenue Recognition and Deferred Revenue

We recognize revenues when the control of goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, we satisfy a performance obligation

Revenues are presented net of sales tax collected from customers to be remitted to governmental authorities and net of allowances for estimated and actual refunds, which are based on historical data. Revenues from our Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu offerings are primarily recognized ratably over the monthly subscription period. Revenues from Skills are recognized either ratably over a six month course offering depending on the instruction type of the course, adjusted for an estimate of non-redemption. Revenues from advertising services are recognized upon fulfillment.

Beginning in April 2022, revenues from print textbooks owned by GT are recognized immediately on a net basis based on our role in the transaction as an agent. Prior to April 2022, revenues from our print textbooks offering included operating lease income from print textbooks that we owned recognized as the total transaction amount, paid upon commencement of the lease, ratably over the lease term or rental term, generally a two- to five-month period. Students generally had the option to purchase the print textbook at the end of the term or on a just-in-time basis and we would charge them for the book and recognize the revenues immediately. Beginning in December 2022, revenues from eTextbooks fulfilled by GT are recognized immediately on a net basis based on our role in the transaction as an agent. Prior to December 2022, eTextbooks revenues were recognized ratably over the contractual period, generally a two- to five-month period. Revenues from print textbooks owned by a partner are recognized as a revenue share on the total transaction amount of a rental or sale transaction immediately when a print textbook ships to a student. Shipping and handling activities are expensed as incurred.

Some of our customer arrangements include multiple performance obligations. We have determined these performance obligations qualify as distinct performance obligations, as the customer can benefit from the service on its own or together with other resources that are readily available to the customer, and our promise to transfer the service is separately identifiable from other promises in the contract. For these arrangements that contain multiple performance obligations, we allocate the transaction price based on the relative standalone selling price (SSP) method by comparing the SSP of each distinct performance obligation to the total value of the contract. We determine the SSP based on our historical pricing and discounting practices for the distinct performance obligation when sold separately. If the SSP is not directly observable, we estimate the SSP by considering information such as market conditions, and information about the customer. Additionally, we limit the amount of revenues recognized for delivered promises to the amount that is not contingent on future delivery of services or other future performance obligations.

Some of our customer arrangements may include an amount of variable consideration in addition to a fixed revenue share that we earn. This variable consideration can either increase or decrease the total transaction price depending on the nature of the variable consideration. We estimate the amount of variable consideration that we will earn at the inception of the contract, adjusted during each period, and include an estimated amount each period.

For sales of third-party products, we evaluate whether we are acting as a principal or an agent. Where our role in a transaction is that of principal, revenues are recognized on a gross basis. This requires revenue to comprise the gross value of the transaction billed to the customer, after trade discounts, with any related expenditure charged as a cost of revenues. Where our role in a transaction is that of an agent, revenues are recognized on a net basis with revenues representing the margin earned. Our determination is based on our evaluation of whether we control the specified goods or services prior to transferring them to the customer. When deciding the most appropriate basis for presenting revenues or costs of revenues, both the legal form and substance of the agreement between us and our business partners are reviewed to determine each party's respective role in the transaction. In relation to print textbooks owned by a partner, we recognize revenues on a net basis based on our role in the transaction as an agent as we have concluded that we do not control the use of the print textbooks, and therefore record only the net revenue share we earn. We have concluded that we control our Subscription Services, print textbooks that we own for rental or purchase until April 2022, and eTextbook service until December 2022 and therefore we recognize revenues and cost of revenues on a gross basis. Beginning in April 2022 for print textbooks and December 2022 for eTextbooks, we have concluded that GT controls the service and we recognize revenues on a net basis based on our role in the transaction as an agent.

Contract assets are contained within other current assets and other assets on our consolidated balance sheets. Contract assets represent the goods or services that we have transferred to a customer before invoicing the customer and primarily consist of the income sharing payment arrangements we offer to students for our Skills service. Contract receivables are contained within accounts receivable, net on our consolidated balance sheets and represent unconditional consideration that will be received solely due to the passage of time. Contract liabilities are contained within deferred revenue on our consolidated balance sheets. Deferred revenue primarily consists of advanced payments from students related to subscription performance obligations that have not been satisfied and estimated variable consideration. Deferred revenue related to rental and subscription performance obligations is recognized as revenues ratably over the term for subscriptions or when the services are provided and all other revenue recognition criteria have been met. Deferred revenue related to variable consideration is recognized as revenues during each reporting period based on the estimated amount we believe we will earn over the life of the contract.

We have elected a practical expedient to record incremental costs to obtain or fulfill a contract when the amortization period would have been one year or less as incurred. These incremental costs primarily relate to sales commissions costs and are recorded in sales and marketing expense on our consolidated statements of operations.

Cost of Revenues

Our cost of revenues consists primarily of expenses associated with the delivery and distribution of our products and services. Cost of revenues primarily consists of content amortization expense related to content that we develop, license from publishers, or acquire through acquisitions, web hosting fees, customer support fees, payment processing costs, amortization of acquired intangible assets, order fulfillment fees primarily related to outbound shipping and fulfillment as well as publisher content fees for eTextbooks, write-downs for print textbooks, the gain or loss on print textbooks liquidated, the net book value of print textbooks purchased by students at the end of the term or on a just-in-time basis, print textbook depreciation expense, personnel costs and other direct costs related to providing content or services. In addition, cost of revenues includes allocated information technology and facilities costs.

As a result of our partnership with GT, we no longer incur costs associated with order fulfillment fees related to outbound shipping and fulfillment, write-downs for print textbooks, the gain or loss on print textbooks liquidated, the net book value of print textbooks purchased by students at the end of the term or on a just-in-time basis, and print textbook depreciation expense,

Research and Development Costs

Our research and development expenses consist of salaries, benefits, and share-based compensation expense for employees on our product, engineering, and technical teams who are responsible for maintaining our website, developing new products, and improving existing products. Research and development costs also include technology costs to support our research and development, and outside services. We expense substantially all of our research and development expenses as they are incurred.

Advertising Costs

Advertising costs are expensed as incurred and consist primarily of online advertising and marketing promotional expenditures. During the years ended December 31, 2022, 2021, and 2020, advertising costs were approximately $62.0 million, $45.1 million and $35.3 million, respectively.

Share-based Compensation Expense

Share-based compensation expense for restricted stock units (RSUs), performance-based restricted stock units (PSUs) with either a market-based condition or financial and strategic performance targets, and the employee stock purchase plan (ESPP) is accounted for under the fair value method based on the grant-date fair value of the award. Share-based compensation expense for RSUs and PSUs with financial and strategic performance targets is measured based on the closing fair market value of our common stock, PSUs with a market-based condition are estimated using a Monte Carlo simulation model, and ESPP is estimated using the Black-Scholes-Merton option pricing model. We recognize share-based compensation expense on a straight-line basis for RSUs and ESPP and on a graded basis for PSUs. Vesting for all awards is subject to continued service over the requisite service period, which is generally the vesting period. Vesting of PSUs with a market-based condition is also subject to the achievement of certain per share price of our common stock targets and vesting of PSUs with financial and strategic performance targets is also subject to our achievement of specified financial and strategic performance targets. RSUs and PSUs are converted into shares of our common stock upon vesting on a one-for-one basis. RSUs typically vest over three or four years, while PSUs with a market-based condition typically vest over a four-year period and PSUs with financial and strategic performance targets typically vest over a three-year period. Share-based compensation expense for PSUs with a market-based condition is recognized regardless of whether the market condition is satisfied whereas share-based compensation expense for PSUs with financial performance targets is recognized upon estimated or actual achievement of such targets. We assess the achievement of financial and strategic performance targets on a quarterly basis and adjust our share-based compensation expense as appropriate. These amounts are reduced by estimated forfeitures, which are estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes

We account for income taxes under an asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to an amount that is more likely than not to be realized. We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, we recognize the tax benefit as the largest amount that is cumulative more than 50% likely to be realized upon ultimate settlement with the related tax authority. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by adjusting net income (loss) for all related interest expense and gains and losses recognized during the period, net of tax, and giving effect to all potential shares of common stock, including stock options, PSUs, RSUs, and shares related to convertible senior notes, to the extent dilutive. This assumes that all stock options and dilutive convertible shares were exercised or converted and is computed by applying the treasury stock method for outstanding stock options, PSUs, and RSUs, and the if-converted method for outstanding convertible senior notes. Under the treasury stock method, options, PSUs, and RSUs are assumed to be exercised or vested at the beginning of the period (or at the time of issuance, if later) and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, outstanding convertible senior notes are assumed to be converted into common stock at the beginning of the period (or at the time of issuance, if later).

Foreign Currency Translation and Remeasurement

The functional currency of our foreign subsidiaries is the local currency and our reporting currency is the U.S. Dollar. Adjustments resulting from the translation of foreign currencies into U.S. Dollars for balance sheet amounts are based on the exchange rates as of the consolidated balance sheet date. Revenues and expenses are translated at average exchange rates during the period. Foreign currency translation gains or losses are included in accumulated other comprehensive loss as a component of stockholders' equity on the consolidated balance sheets. Gains or losses resulting from the remeasurement of foreign currency transactions, which are denominated in currencies other than the functional currency, are included in general and administrative expense on the consolidated statements of operations. During the year ended December 31, 2022, the net gains from remeasurement of foreign currency transactions were $3.7 million, largely driven by our acquisition of Busuu, and were not material during the years ended December 31, 2021 and 2020.

Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements Not Yet Adopted

There were no accounting pronouncements issued during the year ended December 31, 2022 that would have an impact on our financial statements.

Recently Adopted Accounting Pronouncements

In October 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2021-08, *Business Combinations-Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* (Topic 805). The new guidance requires contract assets and contract liabilities acquired in a business combination to be recognized in accordance with Accounting Standards Codification (ASC) Topic 606 as if the acquirer had originated the contracts. The standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We early adopted ASU 2021-08 on January 1, 2022 and applied it to our acquisition of Busuu. The most significant impacts were an increase in contract liabilities, contained within deferred revenue, and goodwill on our consolidated balance sheets.

In May 2021, the FASB issued ASU 2021-04, *Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options*. ASU 2021-04 aims to clarify and reduce diversity in an issuer's accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange based on the economic substance of the modification or exchange. Early adoption is permitted and the guidance must be applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The guidance is effective for annual periods beginning after December 15, 2021. We adopted ASU 2021-04 on January 1, 2022 under the prospective method of adoption and there was no impact to our results of operations as we did not modify or exchange any freestanding equity-classified written call options.

Note 3. Revenues

Revenue Recognition

Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The majority of our revenues are recognized over time as services are performed, with certain revenues being recognized at a point in time.

We have changed our revenue disaggregation to Subscription Services and Skills and Other to better reflect the nature and timing of revenue and cash flows. Subscription Services includes revenues from our Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu offerings. Skills and Other includes revenues from our Skills, advertising services, print textbooks and eTextbooks offerings. We no longer present our Required Materials product line separately as we no longer expect to have significant revenue from our print textbook and eTextbooks offerings due to recognizing a revenue share as a result of our partnership with GT.

The following table sets forth our total net revenues for the periods shown disaggregated for our Subscription Services and Skills and Other product lines (in thousands, except percentages):

	Years Ended December 31,			Change in 2022		Change in 2021	
	2022	2021	2020	$	%	$	%
Subscription Services	$ 671,968	$ 616,817	$ 460,612	$ 55,151	9 %	$ 156,205	34 %
Skills and Other	94,929	159,448	183,726	(64,519)	(40)	(24,278)	(13)
Total net revenues	$ 766,897	$ 776,265	$ 644,338	$ (9,368)	(1)	$ 131,927	20

During the years ended December 31, 2022, 2021, and 2020, we recognized $33.9 million, $32.6 million and $18.3 million, respectively, of revenues that were included in our deferred revenue balance at the beginning of each respective fiscal year. During the years ended December 31, 2022 and 2020, we recognized an immaterial amount from performance obligations satisfied in previous periods. During the year ended December 31, 2021, we recognized a reduction of revenues of $4.9 million from performance obligations satisfied in previous periods, primarily related to our Skills offering. During the years ended December 31, 2022, 2021 and 2020, we recognized $5.1 million, $34.6 million and $50.8 million, respectively, of operating lease income from print textbook rentals that we own. The decreases in operating lease income are primarily due to the transition of our print textbook and eTextbook offerings. For further information, refer to Note 7, "Required Materials Transition."

Contract Balances

The following table presents our accounts receivable, net, contract assets, and deferred revenue balances (in thousands, except percentages):

	December 31,		Change	
	2022	2021	$	%
Accounts receivable, net	$ 23,515	$ 17,850	$ 5,665	32 %
Contract assets	11,946	14,231	(2,285)	(16)
Deferred revenue	56,273	35,143	21,130	60

During the year ended December 31, 2022, our accounts receivable, net balance increased by $5.7 million, or 32%, primarily due to timing of billings and seasonality of our business. During the year ended December 31, 2022, our contract assets balance decreased by $2.3 million or 16%, primarily due to our Skills offering. During the year ended December 31, 2022, our deferred revenue balance increased by $21.1 million, or 60%, primarily due to acquired deferred revenue in conjunction with our acquisition of Busuu, increased bookings and seasonality of our business.

Note 4. Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

	Years Ended December 31,		
	2022	2021	2020
Basic			
Numerator:			
Net income (loss)	$ 266,638	$ (1,458)	$ (6,221)
Denominator:			
Weighted average shares used to compute net income (loss) per share, basic	127,557	141,262	125,367
Net income (loss) per share, basic	$ 2.09	$ (0.01)	$ (0.05)
Diluted			
Numerator:			
Net income (loss)	$ 266,638	$ (1,458)	$ (6,221)
Convertible senior notes activity, net of tax[1]	(65,444)	—	—
Net income (loss), diluted	$ 201,194	$ (1,458)	$ (6,221)
Denominator:			
Weighted average shares used to compute net income (loss) per share, basic	127,557	141,262	125,367
Shares related to stock plan activity	968	—	—
Shares related to convertible senior notes	21,334	—	—
Weighted average shares used to compute net income (loss) per share, diluted	149,859	141,262	125,367
Net income (loss) per share, diluted	$ 1.34	$ (0.01)	$ (0.05)

[1] Primarily includes the gain on early extinguishment on our 2026 notes, net of tax. For further information, see Note 11, "Convertible Senior Notes."

The following potential weighted-average shares of common stock outstanding were excluded from the computation of diluted net income (loss) per share because including them would have been anti-dilutive (in thousands):

	Years Ended December 31,		
	2022	2021	2020
Shares related to stock plan activity	3,556	2,545	4,470
Shares related to convertible senior notes	—	23,300	4,942
Total common stock equivalents	3,556	25,845	9,412

Note 5. Cash and Cash Equivalents, and Investments and Fair Value Measurements

The following tables show our cash and cash equivalents, and investments' fair value level classification, adjusted cost, unrealized gain, unrealized loss and fair value as of December 31, 2022 and 2021 (in thousands):

	Fair Value Level	Adjusted Cost	Unrealized Gain	Unrealized Loss	Fair Value
		December 31, 2022			
Cash and cash equivalents:					
Cash		$ 33,532	$ —	$ —	$ 33,532
Money market funds	Level 1	440,145	—	—	440,145
Total cash and cash equivalents		$ 473,677	$ —	$ —	$ 473,677
Short-term investments:					
Commercial paper	Level 2	$ 11,744	$ —	$ (29)	$ 11,715
Corporate debt securities	Level 2	491,459	—	(4,130)	487,329
U.S. treasury securities	Level 1	85,271	—	(342)	84,929
Total short-term investments		$ 588,474	$ —	$ (4,501)	$ 583,973
Long-term investments:					
Corporate debt securities	Level 2	$ 125,735	$ 158	$ (909)	$ 124,984
Agency bonds	Level 2	60,635	—	(141)	60,494
U.S. treasury securities	Level 1	30,633	122	—	30,755
Total long-term investments		$ 217,003	$ 280	$ (1,050)	$ 216,233

	Fair Value Level	Adjusted Cost	Unrealized Gain	Unrealized Loss	Fair Value
		December 31, 2021			
Cash and cash equivalents:					
Cash		$ 30,324	$ —	$ —	$ 30,324
Money market funds	Level 1	823,754	—	—	823,754
Total cash and cash equivalents		$ 854,078	$ —	$ —	$ 854,078
Short-term investments:					
Commercial paper	Level 2	$ 124,211	$ 2	$ (33)	$ 124,180
Corporate debt securities	Level 2	552,609	36	(546)	552,099
Agency bonds	Level 2	15,500	2	—	15,502
Total short-term investments		$ 692,320	$ 40	$ (579)	$ 691,781
Long-term investments:					
Corporate debt securities	Level 2	$ 724,517	$ —	$ (3,277)	$ 721,240
U.S. treasury securities	Level 1	$ 24,860	$ —	$ (107)	$ 24,753
Total long-term investments		$ 749,377	$ —	$ (3,384)	$ 745,993

As of December 31, 2022, we determined that the declines in the market value of our investment portfolio were not driven by credit related factors. During the years ended December 31, 2022, 2021 and 2020, we did not recognize any losses on our investments due to credit related factors.

The following table presents the gross realized gain and loss related to our investments (in thousands):

| | Years Ended December 31, | | | | | |
	2022		2021		2020	
Realized gain	$	64	$	84	$	308
Realized loss		(9,739)		(262)		—
Realized (loss)/gain on sale of investments	$	(9,675)	$	(178)	$	308

The following table shows our cash equivalents and investments' adjusted cost and fair value by contractual maturity as of December 31, 2022 (in thousands):

| | December 31, 2022 | | | |
	Cost		Fair Value	
Due within one year	$	588,474	$	583,973
Due after one year through three years		217,003		216,233
Investments not due at a single maturity date		440,145		440,145
Total	$	1,245,622	$	1,240,351

Investments not due at a single maturity date in the preceding table consisted of money market funds.

Strategic Investments

In July 2022, we completed an investment of $6.0 million in Knack Technologies, Inc. (Knack), a privately held U.S. based peer-to-peer tutoring platform for higher education institutions. We do not have the ability to exercise significant influence over Knack's operating and financial policies and have elected to account for our investment at cost as it does not have a readily determinable fair value.

We previously invested $2.0 million in TAPD, Inc., also known as Frank; a U.S.-based service that helps students access financial aid and $3.0 million in a foreign entity to explore expanding our reach internationally. In 2021, we sold our investments for total consideration of $17.5 million, resulting in a $12.5 million gain included within other income (expense), net on our consolidated statements of operations. We received cash payments of $16.1 million included within cash flows from investing activities on our consolidated statements of cash flows.

We did not record any impairment charges on our strategic investments, other than a $10.0 million impairment charge previously recorded in 2020 on our strategic investment in WayUp, Inc. During the years ended December 31, 2022, 2021 and 2020, there were no significant identified events or changes in circumstances that would be considered an indicator for impairment. There were no observable price changes in orderly transactions for the identical or similar investments of the same issuers during the years ended December 31, 2022, 2021 and 2020.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

We report our financial instruments at fair value with the exception of the notes. The estimated fair value of the notes was determined based on the trading price of the notes as of the last day of trading for the period. We consider the fair value of the notes to be a Level 2 measurement due to the limited trading activity. The estimated fair value of the 2026 notes as of December 31, 2022 and 2021 was $385.0 million and $840.0 million, respectively. The estimated fair value of the 2025 notes as of December 31, 2022 and 2021 was $640.5 million and $682.2 million, respectively. For further information on the notes refer to Note 11, "Convertible Senior Notes."

Note 6. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

| | December 31, | |
	2022	2021
Content	$ 339,879	$ 258,005
Internal-use software and website development	45,422	29,711
Leasehold improvements	10,860	19,913
Furniture and fixtures	4,952	4,352
Computer and equipment	3,321	3,370
Property and equipment	404,434	315,351
Less accumulated depreciation and amortization	(200,051)	(145,413)
Property and equipment, net	$ 204,383	$ 169,938

Depreciation and content amortization expense during the years ended December 31, 2022, 2021, and 2020 were approximately $64.1 million, $49.6 million, and $32.6 million, respectively.

Note 7. Required Materials Transition

In April 2022, we entered into definitive agreements regarding the sale of our print textbook library and partnership with GT Marketplace, LLC (GT) for our print textbook and eTextbook offerings, previously presented as our Required Materials product line. We will continue to offer these products services on our website and maintain relationships with the students, however, GT has purchased our existing print textbook library for $14 million, subject to payment terms and certain adjustments, and will continue to make print textbook investments and provide fulfillment logistics for print textbook transactions. Beginning December 2022, GT also began fulfilling eTextbook transactions.

Upon board of directors approval of the transaction with GT in April 2022, our net textbook library and unrecognized deferred revenue related to print textbook transactions met the criteria to be classified as a held for sale asset group which had a carrying amount of $7.7 million. During the year ended December 31, 2022, we subsequently sold the held for sale asset group to GT at a gain of $4.4 million, subject to certain adjustments, included in cost of revenues on our consolidated statement of operations. As of December 31, 2022, we had no amounts related to textbook library, net recorded on our consolidated balance sheets.

Beginning in April 2022, we no longer recognize operating lease income from print textbooks that we own ratable on a gross basis. Beginning in December 2022, we no longer recognize revenues from eTextbooks ratable over the customer's contractual period. In relation to print textbooks owned by GT and eTextbooks fulfilled by GT, we recognize revenues immediately on a net basis, representing the margin earned, based on our role in the transaction as an agent as we have concluded that we do not control the use of the print textbooks, and therefore record only the net revenue share we earn.

During the years ended December 31, 2022, 2021, and 2020, print textbook depreciation expense was $1.6 million, $10.9 million and $15.4 million, respectively. During the years ended December 31, 2022 and 2020, net gain on textbook library was $5.0 million and $1.5 million, respectively, and during the year ended December 31, 2021, net loss on textbook library was $11.0 million.

Note 8. Acquisition

On January 13, 2022, we completed our acquisition of 100% of the outstanding shares of Busuu Online S.L (Busuu) in cash, an online language learning company that offers a comprehensive solution through a combination of self-paced lessons, live classes with expert tutors and the ability to learn and practice with members of the Busuu language learning community. The acquisition helps to expand our existing offerings and global reach through language learning, allowing us to drive further into international markets.

The following table presents the allocation of purchase consideration recorded on our consolidated balance sheet as of the acquisition date (in thousands):

	Busuu
Cash and cash equivalents	$ 20,525
Accounts receivable	2,446
Right of use assets	2,715
Other acquired assets	3,710
Acquired intangible assets	71,600
Total identifiable assets acquired	100,996
Accounts payable	(5,174)
Accrued liabilities[(1)]	(21,964)
Deferred revenue	(16,761)
Long term operating lease liabilities	(2,038)
Other long-term liabilities[(1)]	(1,646)
Net identifiable assets acquired	53,413
Goodwill	368,237
Total fair value of purchase consideration	$ 421,650

[(1)] During the year ended December 31, 2022, we recorded a $0.8 million decrease to accrued liabilities and a $1.7 million increase to other long-term liabilities as a result of measurement period adjustments to the fair value of the initial liabilities related to taxes.

Goodwill is primarily attributable to the potential for expanding our offerings to include an online language learning platform and global reach allowing us to drive further into international markets. Substantially all of the amounts recorded for intangible assets and goodwill are deductible for tax purposes.

The following table presents the details of the allocation of purchase consideration to the acquired intangible assets (in thousands, except weighted-average amortization period):

	Busuu	
	Amount	Weighted-Average Amortization Period (in months)
Trade name	$ 4,600	72
Customer lists	18,000	24
Developed technology	49,000	84
Total acquired intangible assets	$ 71,600	68

During the years ended December 31, 2022 and 2021, we incurred acquisition-related expenses of $0.6 million and $5.3 million, respectively, associated with our acquisition of Busuu, which have been included in general and administrative expense on our consolidated statement of operations.

The purchase consideration was paid in Euros, which is different from our functional currency of United States Dollars. We initially funded an equivalent of $417.0 million that was remeasured at $421.7 million at closing, which is included in our statement of cash flows as a cash outflow from investing activities net of cash acquired, resulting in a $4.6 million gain included in other income (expense), net on our consolidated statement of operations.

The Busuu purchase agreement provides for additional payments of up to approximately $25.5 million, subject to the continued employment of certain key employees. These payments are not included in the fair value of the purchase consideration but rather are expensed ratably as acquisition-related compensation costs and classified based on the employees' job function, on our consolidated statement of operations. As of December 31, 2022, we have recorded approximately $7.3 million within accrued liabilities on our consolidated balance sheets for these payments.

Since the acquisition date, we have recorded revenues and net loss from Busuu of $38.1 million and $38.9 million, respectively. These results should not be taken as representative of future results of operations of the combined company. The following unaudited supplemental pro forma revenues and earnings is for informational purposes only and presents our combined results as if the acquisition of Busuu had occurred on January 1, 2021. During the years ended December 31, 2022 and 2021, our unaudited supplemental pro forma revenues would have been $767.6 million and $820.2 million, respectively. During the years ended December 31, 2022 and 2021, our unaudited supplemental pro forma earnings would have been a net income of $268.0 million, and net loss of $44.7 million, respectively. The unaudited supplemental pro forma earnings information includes the historical combined operating results adjusted for acquisition-related compensation costs, amortization of intangible assets, share-based compensation expense and acquisition-related expenses and does not necessarily reflect the actual results that would have been achieved, nor is it necessarily indicative of our future consolidated results.

Note 9. Goodwill and Intangible Assets

Goodwill consists of the following (in thousands):

	Years Ended December 31,	
	2022	2021
Beginning balance	$ 289,763	$ 285,214
Additions due to acquisitions	367,376	5,782
Foreign currency translation adjustment	(42,907)	(707)
Measurement period adjustments related to prior acquisitions[(1)]	861	(526)
Ending balance	$ 615,093	$ 289,763

[(1)] For further information, see Note 8, "Acquisition."

Intangible assets as of December 31, 2022 and December 31, 2021 consist of the following (in thousands, except weighted-average amortization period):

	December 31, 2022				
	Weighted-Average Amortization Period (in months)	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Amount
Developed technologies	80	$ 106,703	$ (44,410)	$ (5,751)	$ 56,542
Content libraries	60	12,230	(9,279)	—	2,951
Customer lists	35	34,190	(22,074)	(1,318)	10,798
Trade and domain names	52	16,213	(11,225)	(546)	4,442
Indefinite-lived trade name	—	3,600	—	—	3,600
Total intangible assets	67	$ 172,936	$ (86,988)	$ (7,615)	$ 78,333

	December 31, 2021				
	Weighted-Average Amortization Period (in months)	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Amount
Developed technologies	76	$ 57,521	$ (31,790)	$ —	$ 25,731
Content libraries	60	12,230	(6,836)	—	5,394
Customer lists	47	16,190	(12,432)	—	3,758
Trade and domain names	44	11,613	(9,530)	—	2,083
Indefinite-lived trade name	—	3,600	—	—	3,600
Total intangible assets	65	$ 101,154	$ (60,588)	$ —	$ 40,566

During the years ended December 31, 2022, 2021 and 2020, amortization expense related to our intangible assets totaled approximately $25.9 million, $13.7 million and $14.3 million, respectively.

As of December 31, 2022, the estimated future amortization expense related to our intangible assets is as follows (in thousands):

2023	$ 23,978
2024	13,286
2025	11,195
2026	10,848
2027	8,692
Thereafter	6,734
Total	$ 74,733

Note 10. Balance Sheet Details

Other Current Assets

Other current assets consist of the following (in thousands):

	December 31,	
	2022	2021
Insurance recovery related to loss contingency	$ —	$ 7,800
Other	34,754	16,046
Other current assets	$ 34,754	$ 23,846

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,	
	2022	2021
Taxes payable	$ 15,132	$ 11,127
Current operating lease liabilities	7,487	6,663
Acquisition-related compensation	7,741	417
Accrued content related costs	4,736	6,448
Accrued purchases of long-lived assets	4,927	2,982
Payment processing fees	4,253	3,419
Order fulfillment fees	2,917	6,254
Refund reserve	1,499	1,392
Restructuring short term	—	785
Loss contingency	—	8,000
Other	21,542	19,722
Accrued liabilities	$ 70,234	$ 67,209

Note 11. Convertible Senior Notes

In August 2020, we issued $1.0 billion in aggregate principal amount of 0% convertible senior notes due in 2026 (2026 notes). The aggregate principal amount of the 2026 notes includes $100 million from the initial purchasers fully exercising their option to purchase additional notes. In March 2019, we issued $700 million in aggregate principal amount of 0.125% convertible senior notes due in 2025 (2025 notes, together with the 2026 notes, the notes) and in April 2019, the initial purchasers fully exercised their option to purchase $100 million of additional 2025 notes for aggregate total principal amount of $800 million. The notes were issued in private placements to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended.

The total net proceeds from the notes are as follows (in thousands):

	2026 Notes	2025 Notes
Principal amount	$ 1,000,000	$ 800,000
Less initial purchasers' discount	(15,000)	(18,998)
Less other issuance costs	(904)	(822)
Net proceeds	$ 984,096	$ 780,180

During the year ended December 31, 2022, in connection with our securities repurchase program, we extinguished $500.0 million aggregate principal amount of the 2026 notes in privately-negotiated transactions for $399.9 million, which was paid to the holders in cash. We also incurred approximately $1.3 million in fees resulting in total consideration of $401.2 million. The carrying amount of the extinguished 2026 notes was $494.7 million resulting in a $93.5 million gain on early extinguishment of debt. We elected to reacquire and not cancel the extinguished 2026 notes and left the associated capped call transactions outstanding. As of December 31, 2022, we had 9,297,800 shares remaining underlying the 2026 notes capped call transactions.

During the year ended December 31, 2021, we settled $115.6 million of aggregate principal amount of the 0.25% convertible senior notes due in 2023 (2023 notes), consisting of $24.7 million related to requests for conversions and $90.9 million pursuant to our election of our option to redeem the remaining outstanding 2023 notes, for a total aggregate consideration of $351.1 million, consisting of $115.6 million in cash and 2,983,011 shares of our common stock with an aggregate value of $235.5 million. The carrying amount of the 2023 notes was $114.2 million, resulting in a $236.9 million difference that was recorded in additional paid-in capital on our consolidated balance sheet. Additionally, we entered into 2023 notes capped call privately-negotiated transactions which terminated capped call transactions underlying 4,288,459 shares of our common stock and received aggregate cash proceeds of $45.2 million. As of December 31, 2021, no amounts of our 2023 notes remain outstanding and no shares remain underlying the 2023 notes capped call transactions.

In March 2021, in connection with our securities repurchase program, we extinguished $100.0 million aggregate principal amount of the 2025 notes in privately-negotiated transactions for aggregate consideration of $184.9 million, which was paid in cash. Upon execution, we concluded that the 2025 notes embedded conversion features no longer met the derivative scope exception and, as a result, initially recorded a derivative liability of $176.5 million, related to the fair value of extinguished 2025 notes. We settled the derivative liability for aggregate consideration of $184.9 million resulting in a $8.4 million loss on change in fair value. The carrying amount of the 2025 notes subject to the extinguishment was $98.3 million resulting in a $78.2 million loss on early extinguishment of debt. Additionally, we entered into 2025 notes capped call privately-negotiated transactions which terminated capped call transactions underlying 1,939,560 shares of our common stock and received aggregate cash proceeds of $23.9 million. Upon execution, we concluded that the capped call transactions no longer met the derivative scope exception and, as a result recorded a derivative liability of $22.6 million related to the fair value of terminated 2025 notes capped call transactions. We settled the capped call transactions for aggregate consideration of $23.9 million resulting in a $1.3 million gain on change in fair value.

During the year ended December 31, 2020, in connection with our securities repurchase program, we extinguished $57.4 million aggregate principal amount of the 2023 notes in privately-negotiated transactions for an aggregate consideration of $149.6 million, which was paid in cash. Of the $149.6 million consideration, we allocated $52.6 million and $97.0 million to the liability and equity components of the extinguished 2023 notes, respectively. The fair value of the liability component was calculated by measuring the fair value of similar debt instruments that do not have an associated convertible feature. The carrying amount of the liability component of the 2023 notes subject to the extinguishment was $51.6 million resulting in a $1.0 million loss on early extinguishment which was recorded in other income (expense), net on our consolidated statements of operations. Additionally, we terminated 2023 notes capped call transactions underlying 2,131,354 shares of our common stock and received cash proceeds of $19.7 million.

During the year ended December 31, 2020, in connection with our issuance of the 2026 notes, we exchanged $172.0 million aggregate principal amount of the 2023 notes in privately-negotiated transactions for an aggregate consideration of $501.7 million, consisting of $174.6 million in cash and 4,182,320 shares of our common stock with a value of $327.1 million. Of the $501.7 million consideration, we allocated $156.1 million and $345.6 million to the liability and equity components of the exchanged 2023 notes, respectively. The fair value of the liability component was calculated by measuring the fair value of similar debt instruments that do not have an associated convertible feature. The carrying amount of the liability component of the 2023 notes subject to the exchange was $152.8 million resulting in a $3.3 million loss on early extinguishment of debt which was recorded in other income (expense), net on our consolidated statements of operations.

Additionally, we terminated 2023 notes capped call transactions underlying 6,380,815 shares of our common stock and received cash proceeds of $57.4 million.

The notes are our senior, unsecured obligations and are governed by indenture agreements by and between us and Computershare Trust Company, National Association (as successor to Wells Fargo Bank, National Association), as Trustee (the indentures). The 2026 notes bear no interest and will mature on September 1, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The 2025 notes bear interest of 0.125% per year which is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2019. The 2025 notes will mature on March 15, 2025, unless repurchased, redeemed or converted in accordance with their terms prior to such date.

Each $1,000 principal amount of the 2026 notes will initially be convertible into 9.2978 shares of our common stock. This is equivalent to an initial conversion price of approximately $107.55 per share, which is subject to adjustment in certain circumstances. Each $1,000 principal amount of the 2025 notes will initially be convertible into 19.3956 shares of our common stock. This is equivalent to an initial conversion price of approximately $51.56 per share, which is subject to adjustment in certain circumstances.

Prior to the close of business on the business day immediately preceding June 1, 2026 for the 2026 notes and December 15, 2024 for the 2025 notes, the notes are convertible at the option of holders only upon satisfaction of the following circumstances:

- during any calendar quarter commencing after the calendar quarter ending on December 31, 2020 for the 2026 notes and June 30, 2019 for the 2025 notes, if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the respective conversion price for the notes on each applicable trading day;
- during the five-business day period after any 10 consecutive trading day period (the measurement period) in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;
- if we call any or all of the notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or
- upon the occurrence of certain specified corporate events described in the indentures.

On or after June 1, 2026 for the 2026 notes and December 15, 2024 for the 2025 notes until the close of business on the second scheduled trading day immediately preceding the respective maturity dates, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, the notes may be settled in shares of our common stock, cash or a combination of cash and shares of our common stock, at our election.

During the year ended December 31, 2022, the conditions allowing holders of the 2026 notes and 2025 notes to convert were not met and therefore the 2026 notes and 2025 notes are not convertible.

If we undergo a fundamental change, as defined in the indentures, prior to the respective maturity dates, subject to certain conditions, holders of the notes may require us to repurchase for cash all or any portion of their notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. In addition, if specific corporate events, described in the indentures, occur prior to the respective maturity dates, we will also increase the conversion rate for a holder who elects to convert their notes in connection with such specified corporate events.

The net carrying amount of the notes is as follows (in thousands):

	December 31, 2022		December 31, 2021	
	2026 Notes	2025 Notes	2026 Notes	2025 Notes
Principal amount	$ 500,000	$ 699,979	$1,000,000	$ 699,982
Unamortized issuance costs	(4,837)	(6,549)	(12,309)	(9,518)
Net carrying amount	$ 495,163	$ 693,430	$ 987,691	$ 690,464

The following table sets forth the total interest expense recognized related to the notes (in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
2026 notes:			
Amortization of debt discount	$ —	$ —	$ 14,568
Amortization of issuance costs	2,196	2,635	728
Total 2026 notes interest expense	$ 2,196	$ 2,635	$ 15,296
2025 notes:			
Contractual interest expense	$ 874	$ 896	$ 1,001
Amortization of debt discount	—	—	35,561
Amortization of issuance costs	2,970	3,045	2,443
Total 2025 notes interest expense	$ 3,844	$ 3,941	$ 39,005
2023 notes:			
Contractual interest expense	$ —	$ 78	$ 691
Amortization of debt discount	—	—	10,073
Amortization of issuance costs	—	242	1,200
Total 2023 notes interest expense	$ —	$ 320	$ 11,964

Capped Call Transactions

Concurrently with the offering of the 2026 notes and 2025 notes, we used $103.4 million and $97.2 million, respectively, of the net proceeds to enter into privately negotiated capped call transactions which are expected to reduce or offset potential dilution to holders of our common stock upon conversion of the notes or offset the potential cash payments we would be required to make in excess of the principal amount of any converted notes. The capped call transactions automatically exercise upon conversion of the notes and as of December 31, 2022, cover 9,297,800 and 13,576,513 shares of our common stock for the 2026 notes and 2025 notes, respectively. These are intended to effectively increase the overall conversion price from $107.55 to $156.44 per share for the 2026 notes and $51.56 to $79.32 per share for the 2025 notes. The effective increase in conversion price as a result of the capped call transactions serves to reduce potential dilution to holders of our common stock and/or offset the cash payments we are required to make in excess of the principal amount of any converted notes. As these transactions meet certain accounting criteria, they are recorded in stockholders' equity as a reduction of additional paid-in capital on our consolidated balance sheets and are not accounted for as derivatives. The fair value of the capped call instrument is not remeasured each reporting period. The cost of the capped call is not expected to be deductible for tax purposes.

Note 12. Leases

Our primary operating lease commitments at December 31, 2022 are related to our corporate headquarters and offices in the United States and internationally. As of December 31, 2022 and 2021, we had operating lease ROU assets of $18.8 million and $18.1 million, respectively, and operating lease liabilities of $20.9 million and $19.1 million, respectively. As of December 31, 2022 and 2021, our weighted average remaining lease term was 4.0 years and our weighted average discount rate was 5.2% and 4.8%, respectively.

During the year ended December 31, 2022, we obtained $10.2 million of ROU assets in exchange for lease liabilities related to office spaces in Oregon and internationally in India, Israel, and the United Kingdom. During the year ended December 31, 2020, we obtained $13.7 million of ROU assets in exchange for lease liabilities related to office spaces in New York and internationally in India.

During the years ended December 31, 2022, 2021 and 2020, operating lease expense, net of immaterial sublease income, was approximately $7.3 million, $7.1 million and $5.6 million, respectively. During the years ended December 31, 2022, 2021 and 2020, variable lease cost and short term lease cost were immaterial.

During the year ended December 31, 2022, we consolidated our Santa Clara headquarters into one building and announced the closure of our San Francisco office. Upon both events, we determined that the carrying amount of the ROU asset was not recoverable. As a result, we recorded an impairment charge of $5.2 million, consisting of a $2.6 million impairment of a ROU asset and $2.6 million write-off of leasehold improvements, included in general and administrative expense on our consolidated statement of operations. Our intent and ability to sublease the office as well as the local market conditions were factored in when measuring the amount of impairment.

The aggregate future minimum lease payments and reconciliation to operating lease liabilities as of December 31, 2022, are as follows (in thousands):

	December 31, 2022
2023	$ 7,733
2024	4,862
2025	3,400
2026	3,256
2027	2,866
Thereafter	425
Total future minimum lease payments	22,542
Less imputed interest	(1,680)
Total operating lease liabilities	$ 20,862

In February 2023, we entered into an amendment to extend the term of the lease for our corporate headquarters in Santa Clara, California through November 2028 with additional future minimum lease payments of $7.6 million. As of December 31, 2022, this extended term had not yet commenced and therefore the additional future minimum lease payments are not included in the table above.

Note 13. Commitments and Contingencies

We may from time to time be subject to certain legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, patents, copyrights, and other intellectual property rights; employment claims; and general contract or other claims. We may also, from time to time, be subject to various legal or government claims, demands, disputes, investigations, or requests for information. Such matters may include, but not be limited to, claims, disputes, or investigations related to warranty, refund, breach of contract, employment, intellectual property, government regulation, or compliance or other matters.

On February 14, 2023, Plaintiff Brian Stansell, individually and on behalf of other similarly situated stockholders of Chegg, filed a putative class action complaint in the Court of Chancery of the State of Delaware (Case No. 2023-0180) on behalf of all Chegg stockholders who were eligible to vote at Chegg's 2022 Annual Stockholders' Meeting, asserting breach of fiduciary duty claims against the members of Chegg's Board. The Company disputes these claims and intends to vigorously defend itself in this matter.

On December 27, 2022, Plaintiff Sheri Moyer, individually and on behalf of all others similarly situated, filed a putative consumer class action in the United States District Court for the Northern District of California (Case No. 22-cv-09123) on behalf of all purchasers of a Chegg product or service as part of an automatic renewal plan or continuous service offer within the past four years. The Company disputes these claims and intends to vigorously defend itself in this matter.

On November 09, 2022, Plaintiff Joshua Keller, individually and on behalf of all others similarly situated, filed a putative class action in the United States District Court for the Northern District of California (Case No. 22-cv-06986) on behalf of individuals whose data was allegedly impacted by past data breaches. The Company disputes these claims and intends to vigorously defend itself in this matter.

On March 30, 2022, Joseph Robinson, derivatively on behalf of Chegg, filed a shareholder derivative complaint against Chegg and certain of its current and former directors and officers in the United States District Court for the Northern District of California, alleging violations of securities laws and breaches of fiduciary duties. This matter has been consolidated with Choi, below, and both matters are stayed. The Company disputes these claims and intends to vigorously defend itself in this matter.

On January 12, 2022, Rak Joon Choi, derivatively on behalf of Chegg, filed a shareholder derivative complaint against Chegg and certain of its current and former directors and officers in the United States District Court for the Northern District of California, alleging violations of securities laws, breaches of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets. This matter has been consolidated with Robinson, above, and both matters are stayed. The Company disputes these claims and intends to vigorously defend itself in this matter.

On December 22, 2021, Steven Leventhal, individually and on behalf of all others similarly situated, filed a purported securities fraud class action on behalf of all purchasers of Chegg common stock between May 5, 2020 and November 1, 2021, inclusive, against Chegg and certain of its current and former officers in the United States District Court for the Northern District of California (Case No. 5:21-cv-09953), alleging that Chegg and several of its officers made materially false and misleading statements in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On September 7, 2022, KBC Asset Management and The Pompano Beach Police & Firefighters Retirement System were appointed as lead plaintiff in the case. On December 8, 2022, Plaintiff filed his Amended Complaint and seeks unspecified compensatory damages, costs, and expenses, including counsel and expert fees. The Company disputes these claims and intends to vigorously defend itself in this matter.

On September 13, 2021, Pearson Education, Inc. (Pearson) filed a complaint captioned Pearson Education, Inc. v. Chegg, Inc. (Pearson Complaint) in the United States District Court for the District of New Jersey against the Company (Case 2:21-cv-16866), alleging infringement of Pearson's registered copyrights and exclusive rights under copyright in violation of the United States Copyright Act. Pearson is seeking injunctive relief, monetary damages, costs, and attorneys' fees. The Company filed its answer to the Pearson Complaint on November 19, 2021. The Company disputes these claims and intends to vigorously defend itself in this matter.

On June 18, 2020, we received a Civil Investigative Demand (CID) from the Federal Trade Commission (FTC) regarding certain alleged deceptive or unfair acts or practices related to consumer privacy and/or data security. On October 31, 2022, the FTC published the parties' agreed-upon consent order regarding Chegg's privacy and data security practices. On January 27, 2023, the FTC finalized its order (Final Order) requiring Chegg to implement a comprehensive information security program, limit the data the Company can collect and retain, offer users multifactor authentication to secure their accounts, and allow users to request access to and delete their data. No monetary penalties or fines were included in the Final Order.

Between April 2020 and August 2020, over 16,000 individual arbitration demands were filed against us with each individual claimant claiming to have suffered damages as a result of the unauthorized access of certain items of their user data in April 2018 (the 2018 Data Incident). Related cases were also filed by the same counsel in Maryland and California. The company disputed and defended these claims. On August 22, 2021, Chegg and the claimants' legal counsel, on behalf of its clients, entered into a settlement agreement for these matters. As of December 2022, all but a de minimis number of these matters have been fully resolved.

We have not recorded any contingent liabilities related to the above matters as we do not believe that a loss is probable and reasonably estimable in these matters. We are not aware of any other pending legal matters or claims, individually or in the aggregate, that are expected to have a material adverse impact on our consolidated financial position, results of operations, or cash flows. However, our analysis of whether a claim will proceed to litigation cannot be predicted with certainty, nor can the results of litigation be predicted with certainty. Nevertheless, defending any of these actions, regardless of the outcome, may be costly, time consuming, distract management personnel and have a negative effect on our business. An adverse outcome in any of these actions, including a judgment or settlement, may cause a material adverse effect on our future business, operating results or financial condition.

Note 14. Guarantees and Indemnifications

We have agreed to indemnify our directors and officers for certain events or occurrences, subject to certain limits, while such persons are or were serving at our request in such capacity. We may terminate the indemnification agreements with these persons upon termination of employment, but termination will not affect claims for indemnification related to events occurring prior to the effective date of termination. We have a directors' and officers' insurance policy that covers our potential exposure up to the limits of our insurance coverage. In addition, we also have other indemnification agreements with various vendors against certain claims, liabilities, losses, and damages. The maximum amount of potential future indemnification is unlimited.

We believe the fair value of these indemnification agreements is immaterial. We have not recorded any liabilities for these agreements as of December 31, 2022.

Note 15. Common Stock

We are authorized to issue 400 million shares of our common stock, with a par value per share of $0.001. As of December 31, 2022, we have reserved the following shares of our common stock for future issuance:

	December 31, 2022
Outstanding stock options	326,258
Outstanding RSUs and PSUs	9,155,680
Shares available for grant under the 2013 Plan	34,699,188
Shares available for issuance under the 2013 ESPP	10,801,299
Total common shares reserved for future issuance	54,982,425

Stock Plans

2013 Equity Incentive Plan

On June 6, 2013, the Board of Directors adopted our 2013 Equity Incentive Plan (the 2013 Plan), which was subsequently approved by our stockholders on August 29, 2013. The 2013 Plan became effective on November 11, 2013 and replaced the 2005 Plan. On the effective date of the 2013 Plan, 12,000,000 shares of our common stock were reserved for issuance, plus an additional 3,838,985 shares reserved but not issued or subject to outstanding awards under our 2005 Plan on the effective date of the 2013 Plan, plus, on and after the effective date of the 2013 Plan, (i) shares that are subject to outstanding awards under the 2005 Plan which cease to be subject to such awards, (ii) shares issued under the 2005 Plan that are forfeited or repurchased at their original issue price and (iii) shares subject to awards under the 2005 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award. As of December 31, 2022, there were 34,699,188 shares available for grant under the 2013 Plan. The 2013 Plan permits the granting of incentive stock options, non-qualified stock options, RSUs, stock appreciation rights, restricted shares of common stock and performance share awards. The exercise price of stock options may not be less than the 100% of the fair market value of the common stock on the date of grant. Options granted pursuant to the 2013 Plan generally expire no later than 10 years from the date of grant. The 2013 Plan terminates on June 6, 2023.

2013 Employee Stock Purchase Plan

On June 6, 2013, our Board of Directors adopted our 2013 Employee Stock Purchase Plan (the 2013 ESPP) and our stockholders subsequently approved the 2013 ESPP Plan on August 29, 2013. The 2013 ESPP permits eligible employees to acquire shares of our common stock by accumulating funds through periodic payroll deductions of up to 15% of base salary. Our 2013 ESPP is intended to qualify as an ESPP under Section 423 of the Code and employees will receive a 15% discount to the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period or (ii) the last day of each purchase period in the applicable offering period. Each offering period may run for no more than six months. We have reserved 4,000,000 shares of our common stock under our 2013 ESPP. The aggregate number of shares issued over the term of our 2013 ESPP will not exceed 20,000,000 shares of our common stock. As of December 31, 2022, there were 10,801,299 shares of common stock available for future issuance under the 2013 ESPP.

Note 16. Stockholders' Equity

Securities Repurchase Program

In June 2022, our board of directors approved a $1.0 billion increase to our existing securities repurchase program authorizing the repurchase of up to $2.0 billion of our common stock and/or convertible notes, through open market purchases, block trades, and/or privately negotiated transactions or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements. The timing, volume, and nature of the repurchases will be determined by management based on the capital needs of the business, market conditions, applicable legal requirements, and other factors. During the years ended December 31, 2022, 2021, and 2020, we entered into accelerated share repurchase (ASR) agreements with financial institutions to repurchase 19,965,836 for $600.0 million, repurchased 1,146,803 shares of our common stock in open market transactions for $23.1 million, and repurchased $500.0 million principal amount of the 2026 notes, $100.0 million principal amount of the 2025 notes and $57.4 million principal amount of the 2023 notes in privately-negotiated transactions for aggregate consideration of $734.4 million. As of December 31, 2022, we had $642.6 million remaining under the repurchase program, which has no expiration date and will continue until otherwise suspended, terminated or modified at any time for any reason by our board of directors.

Accelerated Share Repurchases

On February 22, 2022 and December 3, 2021, we entered into accelerated share repurchase (ASR) agreements with financial institutions. Upon execution, we paid a fixed amount of $300.0 million for each ASR and received an initial delivery of shares of our common stock that represented 80 percent of the fixed amount for each ASR. We accounted for each ASR as two separate transactions, a repurchase of our common stock and an equity-linked contract indexed to our common stock that met certain accounting criteria for classification in stockholders' equity. During the years ended December 31, 2022 and 2021, we received a total of 11,562,475 and 8,403,361 shares of our common stock, respectively, which were retired immediately. Each ASR was recorded as a reduction to additional paid in capital on our consolidated statements of stockholders' equity. We were not required to make any additional cash payments or delivery of common stock to the financial institutions upon settlement.

Equity Offering

In February 2021, we entered into an underwriting agreement pursuant to which we agreed to issue and sell 10,974,600 shares of our common stock at a public offering price of $102.00 per share generating aggregate net proceeds of $1,091.5 million, after deducting underwriting discounts and commissions of $26.9 million and offering expenses of $1.1 million.

Share-based Compensation Expense

Total share-based compensation expense recorded for employees and non-employees, is as follows (in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
Cost of revenues	$ 2,484	$ 1,621	$ 950
Research and development	41,335	37,131	31,588
Sales and marketing	13,857	13,887	9,606
General and administrative	75,780	56,207	41,911
Total share-based compensation expense	$ 133,456	$ 108,846	$ 84,055

During the years ended December 31, 2022 and 2021, we capitalized share-based compensation expense of $5.3 million and $2.6 million, respectively. As of December 31, 2022, we had a total of approximately $220.1 million of unrecognized share-based compensation expense, related to unvested RSUs and PSUs, that is expected to be recognized over the remaining weighted average period of 2.4 years.

PSU Grants with Financial and Strategic Performance Targets

In March 2022, 2021, and 2020, we granted PSUs under the 2013 Plan to certain of our key executives. The PSUs entitle the executives to receive a certain number of shares of our common stock based on our satisfaction of certain financial and strategic performance targets during years ended December 31, 2022, 2021, and 2020, respectively. Based on the achievement of the performance conditions for the March 2022 and 2021 grants, the final settlement partially met the target threshold, and for the March 2020 grant, the final settlement met the target threshold, based on a specified objective formula approved by the Compensation Committee of the Board of Directors. These PSUs vest over a three-year period, with the initial vesting occurring one year after the grant date. During the years ended December 31, 2022, 2021, and 2020, the number of shares underlying the March 2022, March 2021, and March 2020 PSU grants totaled 614,177, 278,644, and 460,976, respectively, and had a grant date fair value per share of $35.82, $99.05, and $39.21, respectively.

2021 PSU Grants with Market-Based Conditions

In March 2021, we granted PSUs under the 2013 Equity Incentive Plan (the 2013 Plan) with market-based conditions to certain of our key employees. The number of shares of our common stock that may be issued to settle these PSUs range from 50% at the threshold level to 150% at the maximum level of the 100% target level of the award depending on achieving a maximum average market value of the per share price of our common stock, for a period of 60 consecutive trading days, over a three-year performance period ending on the third anniversary of the date of grant. No payout will be made for performance below the 50% threshold level. The market value of the per share price of our common stock must reach $123.81, $148.58, or $173.34 at the threshold, target, or maximum levels, respectively, for achievement of the award, which could result in issuance of 244,086, 488,173, or 732,260 shares of our common stock at each respective payout level. These PSUs will vest over a four-year period, with the initial vesting of 50% of the award occurring in March 2024. The number of PSUs granted totaled 732,260 shares, which represents the maximum number of shares, and had a grant date fair value of $68.55 per share, determined under the Monte Carlo simulation approach described further below. As of December 31, 2022, the market-based conditions have not been met.

Fair Value of PSUs with Market-Based Conditions

We estimate the fair value of the PSUs using a Monte Carlo simulation approach, which utilizes the fair value of our common stock based on an active market and requires input on the following subjective assumptions:

Expected Term. The expected term for the awards is the performance period of three years.

Expected Volatility. The expected volatility is based on the historical average volatility of our stock price over the expected term.

Expected Dividends. The dividend assumption is based on our historical experience. To date we have not paid any dividends on our common stock.

Risk-Free Interest Rate. The risk-free interest rate used in the valuation method is the implied yield on the U.S. treasury zero-coupon issues, with a remaining term equal to the expected term.

The following table summarizes the key assumptions used to determine the fair value of the awards:

Expected term (years)	3.00
Expected volatility	49.04 %
Expected dividends	— %
Risk-free interest rate	0.27 %

RSUs and PSUs Activity

	RSUs and PSUs Outstanding	
	Number of RSUs and PSUs Outstanding	Weighted Average Grant Date Fair Value
Balance at December 31, 2021	8,171,462	$ 46.36
Granted	5,551,727	27.68
Released	(2,784,268)	48.10
Forfeited	(1,783,241)	38.63
Balance at December 31, 2022	9,155,680	$ 36.03

The weighted-average grant-date fair value of RSUs and PSUs granted during the years ended December 31, 2022, 2021, and 2020 was $27.68, $47.95, and $45.37, respectively. The total fair value of RSUs and PSUs vested as of the vesting dates during the years ended December 31, 2022, 2021, and 2020 was $74.2 million, $232.0 million, and $200.1 million, respectively.

Fair Value of 2013 ESPP

Under the 2013 ESPP, rights to purchase shares are granted during the second and fourth quarter of each year. We estimate the fair value of each right to purchase shares under our 2013 ESPP using the Black-Scholes-Merton option-pricing model, which utilizes the fair value of our common stock based on active market and requires input on the following subjective assumptions:

Expected Term. The expected term for rights to purchase shares under the 2013 ESPP is six months.

Expected Volatility. The expected volatility is based on the average volatility of our stock price over the expected term.

Expected Dividends. The dividend assumption is based on our historical experience. To date we have not paid any dividends on our common stock.

Risk-Free Interest Rate. The risk-free interest rate used in the valuation method is the implied yield on the United States treasury zero-coupon issues, with a remaining term equal to the expected term.

The following table summarizes the key assumptions used to determine the fair value of rights granted under the 2013 ESPP:

	Years Ended December 31,		
	2022	**2021**	**2020**
Expected term (years)	0.50	0.50	0.50
Expected volatility	70.37%-78.74%	47.02%-99.96%	52.06%-68.09%
Dividend yield	— %	— %	— %
Risk-free interest rate	1.54%-4.54%	0.04%-0.07%	0.12%-0.15%
Weighted-average grant-date fair value per share	$ 8.71	$ 14.70	$ 20.52

2013 ESPP Activity

There were 382,392, 167,890 and 173,992 shares purchased under the 2013 ESPP during the years ended December 31, 2022, 2021 and 2020, respectively, at an average price per share of $15.61, $40.35 and $38.85, respectively, with cash proceeds from the issuance of shares of $6.0 million, $6.8 million and $6.8 million, respectively. Share-based compensation expense related to the 2013 ESPP was $3.1 million, $3.2 million, and $2.6 million during the years ended December 31, 2022, 2021 and 2020, respectively.

Stock Option Activity

	Options Outstanding			
	Number of Options Outstanding	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Balance at December 31, 2021	381,756	$ 7.28	2.80	$ 8,942,541
Exercised	(55,498)	8.78		
Balance at December 31, 2022	326,258	$ 7.02	2.15	$ 5,954,714

We did not grant any stock option awards during the years ended December 31, 2022, 2021, and 2020. The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020, was approximately $1.3 million, $10.7 million and $53.5 million, respectively.

Note 17. Income Taxes

We recorded a benefit from income taxes of $162.7 million during the year ended December 31, 2022 and a provision for income taxes of $7.2 million and $5.4 million during the years ended December 31, 2021 and 2020, respectively. The benefit from income taxes during the year ended December 31, 2022 was primarily due to the release of the valuation allowance on certain U.S. and state deferred tax assets. The provision for income taxes during the year ended December 31, 2021 was primarily due to state and foreign income tax expenses and the withholding taxes related to the sale of our strategic equity investment. The provision for income taxes during the year ended December 31, 2020 was primarily due to state and foreign income tax expense.

Our benefit from (provision for) income taxes consisted of the following (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Current income taxes:			
Federal	$ (113)	$ —	$ —
State	(2,172)	(852)	(459)
Foreign	(3,702)	(7,449)	(5,010)
Total current provision for income taxes	(5,987)	(8,301)	(5,469)
Deferred income taxes:			
Federal	147,236	(250)	(187)
State	19,995	(218)	(255)
Foreign	1,448	1,572	551
Total deferred benefit from income taxes	168,679	1,104	109
Total benefit from (provision for) income taxes	$ 162,692	$ (7,197)	$ (5,360)

Income (loss) before benefit from (provision for) income taxes consisted of the following (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
United States	$ 123,269	$ (6,256)	$ (10,369)
Foreign	(19,323)	11,995	9,508
Total income (loss) before benefit from (provision for) income taxes	$ 103,946	$ 5,739	$ (861)

The differences between our benefit from (provision for) income taxes as presented in the accompanying consolidated statements of operations and the income tax expense computed at the federal statutory rate consists of the items shown in the following table as a percentage of income (loss) before benefit from (provision for) income taxes (in percentages):

| | Years Ended December 31, | | |
	2022	2021	2020
Income tax at U.S. statutory rate	21.0 %	21.0 %	21.0 %
State, net of federal benefit	1.6	(232.0)	(169.5)
Foreign rate differential	(1.1)	35.5	(285.9)
Share-based compensation	15.3	(209.0)	2,901.5
Non-deductible expenses	1.6	1.5	(50.3)
Tax credits	(0.7)	(28.3)	351.6
Acquisition related	—	17.2	—
Convertible senior notes	15.0	(2,435.3)	(5,854.8)
Other	1.3	0.5	1.2
Change in valuation allowance	(210.5)	2,954.3	2,462.7
Total	(156.5)%	125.4 %	(622.5)%

A summary of our deferred tax assets is as follows (in thousands):

| | As of December 31, | |
	2022	2021
Deferred tax assets:		
Accrued expenses and reserves	$ 7,990	$ 6,402
Share-based compensation	10,078	8,979
Net operating loss and credits carryforwards	147,465	188,329
Property and equipment, textbooks and intangibles assets	—	1,849
Convertible senior notes	16,648	32,254
Research and experimental expenditures capitalization	37,719	—
Other items	6,777	7,221
Gross deferred tax assets	226,677	245,034
Valuation allowance	(36,122)	(238,317)
Total deferred tax assets	$ 190,555	$ 6,717
Deferred tax liabilities:		
Property and equipment, textbooks and intangibles assets	$ (14,766)	$ —
Other	(10,070)	(7,878)
Total deferred tax liabilities	$ (24,836)	$ (7,878)
Net deferred tax asset (liability)	$ 165,719	$ (1,161)

As of December 31, 2022 and 2021, the deferred tax assets are primarily created by U.S. net operating loss and credits and the deferred tax liability was primarily created by the tax amortization of acquired indefinite lived intangible assets.

As of December 31, 2022, we intend to permanently reinvest all 2018 and later earnings from our foreign subsidiaries. As such, we have not provided for any remaining tax effect, if any, of the outside basis difference of our foreign subsidiaries based upon plans of future reinvestment. The determination of the future tax consequences of the remittance of these earnings is not practicable.

Realization of the deferred tax assets is dependent upon future taxable income, the amount and timing of which are uncertain. The valuation allowance decreased by approximately $202.2 million during the year ended December 31, 2022 and increased by approximately $86.5 million during the year ended December 31, 2021. Previously, we maintained a valuation allowance against our deferred tax assets until we expected that it would be more-likely-than not that they would be realized. The release of the valuation allowance is the result of our expectation that our domestic operations will continue to be profitable and is based on a detailed evaluation of all available evidence. The principal indicator leading to the release is the recent cumulative earnings of U.S. and certain state jurisdictions and the forecasted earnings in these jurisdictions. We continue to maintain a valuation allowance against our California deferred tax assets and our anticipated capital loss temporary differences. We will continue to quarterly assess the need for such valuation allowance.

As of December 31, 2022, we had net operating loss carryforwards for federal and state income tax purposes of approximately $389 million and $344 million, respectively, which will begin to expire in years beginning 2028 and 2023, respectively. We also had net operating loss carryforwards for United Kingdom income tax purposes of approximately $88.6 million, which do not expire.

As of December 31, 2022, we had tax credit carryforwards for federal and state income tax purposes of approximately $20.9 million and $16.1 million, respectively. The federal credits expire in various years beginning in 2030. The state credits do not expire.

Utilization of our net operating losses and tax credit carryforwards may be subject to substantial annual limitations due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended (IRC), and similar state provisions. Such annual limitations could result in the expiration of the net operating losses and tax credit carryforwards before utilization.

We recognize interest and penalties related to uncertain tax positions as a component of income tax expense. During the years ended December 31, 2022, 2021 and 2020, we recognized an increase of $26 thousand, $0.1 million and $0.1 million of interest and penalties, respectively. Accrued interest and penalties as of December 31, 2022 and 2021 were approximately $0.3 million .

We file tax returns in U.S. federal, state, and certain foreign jurisdictions with varying statutes of limitations. Due to net operating loss and credit carryforwards, all of the tax years since inception through tax year 2022 remain subject to examination by the U.S. federal and some state authorities. Foreign jurisdictions remain subject to examination up to approximately seven years from the filing date, depending on the jurisdiction. United Kingdom income tax remains subject to examination by the HM Revenue & Custom for certain tax years due to net operating loss and credits carryforwards.

A reconciliation of the beginning and ending balances of the total amount of unrecognized tax benefits, excluding accrued interest and penalties, is as follows (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Beginning balance	$ 16,805	$ 14,654	$ 10,993
Increase in tax positions for prior years	333	305	479
Decrease in tax positions for prior years	(876)	(952)	(535)
Decrease in tax positions for prior year settlement	(386)	(22)	(208)
Decrease in tax positions for prior years due to statutes lapsing	—	(426)	(26)
Increase in tax positions for current year	1,520	3,309	3,999
Change due to translation of foreign currencies	(443)	(63)	(48)
Ending balance	$ 16,953	$ 16,805	$ 14,654

The amount of unrecognized tax benefits, if recognized, that would affect the effective tax rate is $11.6 million for the year ended December 31, 2022. One or more of these unrecognized tax benefits could be subject to a valuation allowance if, and when recognized in a future period, which could impact the timing of any related effective tax rate benefit.

The actual amount of any taxes due could vary significantly depending on the ultimate timing and nature of any settlement. We believe that the amount by which the unrecognized tax benefits may increase or decrease within the next 12 months is not estimable.

Note 18. Restructuring Charges

In September 2021, we changed our go-to-market strategy for our Skills product offering which we believe will have the most growth potential to serve learners. This resulted in a management approved restructuring plan that impacted approximately 60 full-time employees and 100 part-time employees in the United States. During the year ended December 31, 2021, we recorded restructuring charges of $1.9 million related to one-time employee termination benefits classified on our consolidated statements of operations based on the employees' job function. During the years ended December 31, 2022 and 2021, we made cash payments of $0.8 million and $1.1 million, respectively, and have no amounts recorded related to this restructuring plan as of December 31, 2022.

The following table summarizes the activity related to the restructuring liability (in thousands):

| | Years Ended December 31, | |
	2022	2021
Beginning balance	$ 785	$ —
Restructuring charges	—	1,922
Cash payments	(785)	(1,137)
Ending balance	$ —	$ 785

Note 19. Consolidated Statements of Operations Details

Other income (expense), net consists of the following (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Gain/(loss) on early extinguishment of debt[1]	$ 93,519	$ (78,152)	$ (4,286)
Interest income	12,431	6,700	12,783
Realized (loss)/gain on sale of investments[2]	(9,675)	(178)	308
Foreign currency impact on purchase consideration[3]	4,628	—	—
Loss on change in fair value of derivative instruments, net[1]	—	(7,148)	—
Gain on sale of strategic equity investments[2]	—	12,496	—
Other	126	810	(122)
Total other income (expense), net	$ 101,029	$ (65,472)	$ 8,683

[1] For further information, see Note 11, "Convertible Senior Notes."
[2] For further information, see Note 5, "Cash and Cash Equivalents, and Investments and Fair Value Measurements."
[3] For further information, see Note 8, "Acquisition."

Note 20. Employee Benefit Plan

We sponsor a 401(k) savings plan for eligible employees and their beneficiaries. Contributions by us are discretionary and participants may contribute, on a pretax basis, a percentage of their annual compensation, not to exceed a maximum contribution amount pursuant to Section 401(k) of the IRC. During the years ended December 31, 2022, 2021, and 2020, matching contributions totaled approximately $4.4 million, $2.6 million and $2.2 million, respectively.

Note 21. Segment Information

Our chief operating decision-maker is our Chief Executive Officer who makes resource allocation decisions and reviews financial information presented on a consolidated basis. Accordingly, we have determined that we have a single operating and reportable segment and operating unit structure.

Product Information

We derive our revenues from our Subscription Services and Skills and Other product lines. Our Subscription Services include Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu. Our Skills and Other product line includes revenues from Skills, advertising services, print textbooks and eTextbooks.

The following table sets forth our total net revenues for the periods shown for our Subscription Services and Skills and Other product lines (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Subscription Services	$ 671,968	$ 616,817	$ 460,612
Skills and Other	94,929	159,448	183,726
Total net revenues	$ 766,897	$ 776,265	$ 644,338

The following table sets forth our total net revenues for the periods shown by geographic area (in thousands):

| | Years Ended December 31, | |
	2022	2021
United States	$ 651,469	$ 690,013
International	115,428	86,252
Total net revenues	$ 766,897	$ 776,265

During the year ended December 31, 2020, substantially all of our revenue was from the United States. As of December 31, 2022 and 2021, substantially all of our long-lived assets are located in the United States.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 framework). We have excluded Busuu from our evaluation of internal control over financial reporting, which financial statements are included in the December 31, 2022 consolidated financial statements and constituted approximately less than 1% of total assets as of December 31, 2022, and approximately 5% of total net revenues during the year ended December 31, 2022. All control systems are subject to inherent limitations. Our management has concluded that, as of December 31, 2022, our internal control over financial reporting is effective based on these criteria. Additionally, our independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on the Company's internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2022, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during our most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning our directors, compliance with Section 16(a) of the Exchange Act, our Audit Committee and any changes to the process by which stockholders may recommend nominees to the Board required by this Item are incorporated herein by reference to information contained in the Proxy Statement, including "Proposal No. 1 Election of Directors," "Committees of our Board of Directors," "Delinquent Section 16(a) Reports" and "Stockholder Proposals to Be Presented at Next Annual Meeting." The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

The information concerning our executive officers required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Our Management."

We have adopted a code of ethics, our Code of Business Conduct and Ethics, which applies to all employees, including our principal executive officer, our principal financial officer, and all other executive officers, and our board of directors. The Code of Business Conduct and Ethics is available on our website at investor.chegg.com under "Corporate Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on our website at the address and location specified above.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Compensation Committee Interlocks and Insider Participation" and "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Equity Compensation Plan Information," "Transactions with Related Parties, Founders and Control Persons," and "Independence of Directors."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Corporate Governance Standards and Director Independence" "Transactions with Related Parties, Founders and Control Persons" and "Termination and Change of Control Arrangements."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Proposal No. 3 Ratification of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

We have filed the following documents as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

2. Financial Statement Schedules

Schedule II-Valuation and Qualifying Accounts (in thousands):

	Years Ended December 31, 2022, 2021 and 2020			
	Balance at Beginning of Year	Provision (Release) for Bad Debts	Net Write-offs	Balance at End of Year
Accounts receivable allowance				
2022	$ 153	$ 387	$ (146)	$ 394
2021	153	57	(57)	153
2020	56	191	(94)	153

	Years Ended December 31, 2022, 2021 and 2020			
	Balance at Beginning of Year	Provision for Refunds	Refunds Issued	Balance at End of Year
Refund reserve				
2022	$ 1,392	$ 21,129	$ (21,022)	$ 1,499
2021	1,515	58,553	(58,676)	1,392
2020	554	44,171	(43,210)	1,515

All other financial statement schedules are omitted because they are not applicable or the information is included in the Registrant's consolidated financial statements or related notes.

3. Exhibits

		Incorporated by Reference				
Exhibit No.	Exhibit	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
3.01	Restated Certificate of Incorporation of Chegg, Inc. effective November 18, 2013	10-K	001-36180	3/4/16	3.01	
3.02	Amended and Restated Bylaws of Chegg, Inc., as amended on September 19, 2018.	8-K	001-36180	9/20/18	3.1	
4.01	Form of Chegg, Inc.'s Common Stock Certificate	S-1/A	333-190616	10/01/13	4.01	
4.02	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934	10-K	001-36180	2/20/20	4.04	
4.03	Indenture dated March 26, 2019 between Chegg, Inc. and Wells Fargo Bank, National Association.	8-K	001-36180	3/26/19	4.1	

4.04	Indenture dated August 21, 2020 between Chegg, Inc. and Wells Fargo Bank, National Association	8-K	001-36180	08/24/20	4.1	
10.01*	Form of Indemnification Agreement entered into between Chegg, Inc. and each of its directors and executive officers	S-1/A	333-190616	10/01/13	10.01	
10.02*	2013 Equity Incentive Plan, and forms of agreement thereunder	S-1/A	333-190616	10/25/13	10.04	
10.03*	2013 Employee Stock Purchase Plan	S-1	333-190616	08/14/13	10.05	
10.04*	Offer Letter between Dan Rosensweig and Chegg, Inc., dated December 3, 2009	S-1	333-190616	08/14/13	10.06	
10.05*	Amendment to Offer Letter between Dan Rosensweig and Chegg, Inc., dated November 29, 2012	S-1	333-190616	08/14/13	10.07	
10.06*	Offer Letter between Andy Brown and Chegg, Inc., dated September 2, 2011	10-K	001-36180	3/6/14	10.07	
10.07*	Amendment to Offer Letter between Andy Brown and Chegg, Inc., dated November 29, 2012	10-K	001-36180	3/6/14	10.08	
10.08*	Offer Letter between Nathan Schultz and Chegg, Inc., dated February 19, 2008	S-1	333-190616	8/14/13	10.09	
10.09*	Offer Letter between John Fillmore and Chegg, Inc., dated May 10, 2013	10-K	001-36180	2/20/20	10.14	
10.10*	Offer Letter between Esther Lem and Chegg, Inc. dated December 9, 2010	10-K	001-36180	02/22/22	10.10	
10.11	Forms of Agreement for 2013 Equity Plan Agreement	10-Q	001-3618	7/29/19	10.02	
10.12	Form of Agreement for Change-in-Control Severance Plan	10-Q	001-36180	7/29/19	10.03	
10.13	Form of Base Capped Call Transaction Confirmation (2025 notes)	8-K	001-36180	3/26/19	99.1	
10.14	Form of Additional Capped Call Transaction Confirmation (2025 notes)	8-K	001-36180	4/5/19	99.1	
10.15	Form of Base Capped Call Transaction Confirmation (2026 notes)	8-K	001-36180	8/24/20	99.1	
10.16	Form of Additional Capped Call Transaction Confirmation (2026 notes)	8-K	001-36180	8/24/20	99.2	
10.17	Form of Exchange Agreement (2026 notes)	8-K	001-36180	8/29/22	99.01	
21.01	List of Subsidiaries					X
23.01	Consent of Independent Registered Public Accounting Firm					X
24.01	Power of Attorney (included on signature page hereto)					X
31.01	Certification of Dan Rosensweig, Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.02	Certification of Andrew Brown, Chief Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.01**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101.INS	XBRL Instance - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	XBRL Taxonomy Extension Schema					X

101.CAL	XBRL Taxonomy Extension Calculation	X
101.LAB	XBRL Taxonomy Extension Labels	X
101.PRE	XBRL Taxonomy Extension Presentation	X
101.DEF	XBRL Taxonomy Extension Definition	X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit)	X

*   Indicates a management contract or compensatory plan.

**   This certification is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended or the Exchange Act.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEGG, INC.

February 21, 2023

By: /S/ DAN ROSENSWEIG

Dan Rosensweig

President, Chief Executive Officer and Co-Chairperson

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Dan Rosensweig, Andrew Brown and Woodie Dixon Jr., and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/S/ DAN ROSENSWEIG Dan Rosensweig	President, Chief Executive Officer and Co-Chairperson *(Principal Executive Officer)*	February 21, 2023
/S/ ANDREW BROWN Andrew Brown	Chief Financial Officer *(Principal Financial Officer)*	February 21, 2023
/S/ DAVID LONGO David Longo	Vice President, Chief Accounting Officer, Corporate Controller, and Assistant Treasurer *(Principal Accounting Officer)*	February 21, 2023
/S/ SARAH BOND Sarah Bond	Director	February 21, 2023
/S/ RENEE BUDIG Renee Budig	Director	February 21, 2023
/S/ PAUL LEBLANC Paul LeBlanc	Director	February 21, 2023
/S/ MARNE LEVINE Marne Levine	Director	February 21, 2023
/S/ MARCELA MARTIN Marcela Martin	Director	February 21, 2023
/S/ RICHARD SARNOFF Richard Sarnoff	Director and Co-Chairperson	February 21, 2023
/S/ TED SCHLEIN Ted Schlein	Director	February 21, 2023
/S/ MELANIE WHELAN Melanie Whelan	Director	February 21, 2023
/S/ JOHN YORK John York	Director	February 21, 2023

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BOARD OF DIRECTORS

Sarah Bond
Corporate Vice President,
Gaming Ecosystem,
Microsoft

Renee Budig
Former Executive
Vice President and
Chief Financial Officer,
Paramount Global

Paul LeBlanc
President, Southern New
Hampshire University

Marne Levine
Former Executive
Chief Business Officer,
Meta

Marcela Martin
President,
BuzzFeed

Dan Rosensweig
President, Chief
Executive Officer,
and Co-Chairperson

Richard Sarnoff
Partner & Chairman of
Media, Entertainment and
Education, Americas,
Kohlberg Kravis Roberts &
Co. L.P. and
Co-Chairperson,
Chegg, Inc.

Ted Schlein
General Partner,
Kleiner Perkins

Melanie Whelan
Managing Director,
Summit Partners

John (Jed) York
Chief Executive Officer,
San Francisco 49ers

LEADERSHIP

Dan Rosensweig
President, Chief
Executive Officer,
and Co-Chairperson

Andrew Brown
Chief Financial Officer

Woodie Dixon, Jr.
General Counsel and
Corporate Secretary

John Fillmore
President of
Chegg Skills

Lauren Glotzer
Chief Strategy Officer

Esther Lem
Chief Marketing Officer

Heather Hatlo Porter
Chief Communications
Officer

Nathan Schultz
Chief Operating Officer

Debra Thompson
Chief People Officer

HEADQUARTERS

Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054

STOCK LISTING
Chegg, Inc. common
stock is traded on
the New York Stock
Exchange under
the symbol "CHGG."

TRANSFER AGENT
American Stock
Transfer & Trust
Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
www.astfinancial.com
800-937-5449
info@astfinancial.com

**INDEPENDENT
AUDITORS**
Deloitte & Touche LLP

LEGAL COUNSEL
Fenwick & West LLP

©2023 Chegg, Inc.
All rights reserved.